Filed by Harmony Gold Mining Company Limited

Pursuant to Rule 165 and Rule 425 under the United States Securities Act of 1933, as amended

Subject Company: Gold Fields Limited

Commission File No. 333-119880

Date: November 15, 2004

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to the action you should take, please consult your stockbroker, banker, accountant, attorney or other professional adviser immediately.

Action required:

If you have disposed of all of your shares in Harmony Gold Mining Company Limited (“Harmony”), this circular should be handed to the purchaser of such shares or to the stockbroker, banker or other agent through whom such disposal was effected.

In respect of the Harmony general meeting:

1.	If you are a certificated shareholder or a dematerialised shareholder with “own name” registration and are unable to attend the general meeting of Harmony shareholders (“the Harmony general meeting”) to be held at Harmony’s corporate office, Randfontein Office Park, Corner Main Reef Road and Ward Avenue, Randfontein at 11h00 (South African time), Friday, 12 November 2004 but wish to be represented thereat, you must complete and return the form of proxy (blue) attached hereto, in accordance with the instructions therein, and lodge it with, or post it to, Harmony’s transfer secretaries, Ultra Registrars (Proprietary) Limited, 11 Diagonal Street, Johannesburg, 2001 (PO Box 4844, Johannesburg, 2000), South Africa, or Capita IRG plc (trading as Capita Registrars), The Registry, 34 Beckenham Road, Beckenham, Kent BR3 4TU, England, United Kingdom, so as to be received by them by no later than 11h00 (South African time), Wednesday, 10 November 2004.

2.	If you are a dematerialised shareholder other than with “own name” registration then your Central Securities Depository Participant (“CSDP”) or broker should contact you to ascertain how you wish to cast your vote at the Harmony general meeting, and thereafter cast your vote in accordance with your instructions. This should be done in terms of the agreement entered into between you, as a dematerialised shareholder, and your CSDP or broker. If you have not been contacted by your CSDP or broker it would be advisable for you to contact your CSDP or broker and furnish them with your instructions.

3.	If you are a dematerialised shareholder other than with “own name” registration and wish to attend the Harmony general meeting you should timeously inform your CSDP or broker of your intention to attend and vote at the Harmony general meeting in order for your CSDP or broker to issue you with the necessary authorisation to do so. Should you not wish to attend the Harmony general meeting in person you should provide your CSDP or broker timeously with your voting instruction in order for your proxy or nominee to vote in accordance with your instructions at the Harmony general meeting.

Harmony Gold Mining Company Limited (Incorporated in the Republic of South Africa) (Registration number 1950/038232/06) Share code: HAR ISIN: ZAE000015228 (“Harmony”)

CIRCULAR TO HARMONY SHAREHOLDERS INCORPORATING REVISED LISTING PARTICULARS

regarding

—	the proposed merger between Harmony and Gold Fields Limited (“Gold Fields”), in terms of which Harmony will offer to acquire from Gold Fields shareholders all of their Gold Fields shares in exchange for the issue of new Harmony shares; and

—	the increase in the authorised share capital of Harmony and the allotment and issue of ordinary shares in Harmony to Gold Fields shareholders pursuant to the proposed merger;

and incorporating

—	a notice of general meeting; and

—	a form of proxy (blue), for use by certificated and dematerialised shareholders with “own name” registration only.

Joint financial advisors and investment banks	South African attorneys	Transaction sponsor

	International attorneys	Independent reporting accountants and auditors

Date of issue: 20 October 2004

This circular is only available in English and copies thereof may be obtained from the registered office of Harmony and from the transfer secretaries at the addresses set out in the “Corporate information” section of this circular.

The Listing Particulars have been prepared on the assumption that the ordinary and special resolutions proposed in the notice of general meeting forming part of this circular will be passed at the Harmony general meeting and that Harmony has received acceptances of the offers, from Gold Fields shareholders holding either 50% or 100% of the entire issued share capital of Gold Fields.

Harmony has appointed MacKenzie Partners, Inc. as shareholder communication consultants who has established Shareholder Information Hotlines.

If you have any questions regarding the contents of this document,

please call the appropriate Shareholder Information Hotline.

IN SOUTH AFRICA

Call Toll Free: 09800 3231 3233

IN THE UNITED KINGDOM, GERMANY AND FRANCE

Call Toll Free: 00800 3231 3233

IN NORTH AMERICA

Call Toll Free: 1 800 322 2885

IF YOU ARE OUTSIDE THE TOLL FREE AREAS:

Direct Line in U.K.: +44 20 7814 5018        Direct Line in U.S.A.: +1 212 929 5500

HOTLINE HOURS ARE

9.00 a.m. till 5.00 p.m. in South Africa, U.K., Germany and France

HOTLINE HOURS ARE

8.00 a.m. till 9.00 p.m. EST in North America

PLEASE NOTE THAT YOUR CALL MAY BE RECORDED

IMPORTANT INFORMATION

The definitions on pages 17 to 22 of this circular apply to the following important information.

Revised Listing Particulars

The information required for the Revised Listing Particulars of the enlarged group is included in this circular. Due to the nature of the proposed merger, information included in this circular relating to Gold Fields and its business has been derived solely from publicly available sources. Accordingly, Harmony has been unable to address all the required disclosures to the extent that it relates to Gold Fields. To this end, Harmony will, after implementation of the proposed merger, publish supplementary Revised Listing Particulars, incorporating, inter alia, any outstanding disclosures not included in this circular and a Competent Persons Report on the enlarged group.

This circular is not an invitation to the public to subscribe for shares in Harmony, but is issued in compliance with the Listings Requirements of the JSE for the purpose of giving information to the public regarding Harmony and to convene a general meeting of Harmony shareholders to consider and, if deemed fit, approve the necessary resolutions required to implement the proposed merger.

Important Information for US shareholders

In connection with the proposed merger, Harmony will file with the SEC, a registration statement, which will include a preliminary prospectus and related exchange offer materials, to register the Harmony shares (including Harmony shares represented by Harmony ADSs) to be issued in exchange for Gold Fields shares held by Gold Fields shareholders located in the US and for Gold Fields ADSs held by Gold Fields shareholders wherever located, as well as a Statement on Schedule TO. Investors and holders of Gold Fields securities are strongly advised to read the registration statement and the preliminary prospectus, the related exchange offer materials and the final prospectus (when available), the Statement on Schedule TO and any other relevant documents filed with the SEC, as well as any amendments and supplements to those documents, because they will contain important information. Investors and holders of Gold Fields securities may obtain free copies of the registration statement, the preliminary and final prospectus and related exchange offer materials and the Statement on Schedule TO (when available), as well as other relevant documents filed with the SEC, at the SEC’s web site at www.sec.gov and will receive information at an appropriate time on how to obtain transaction-related documents for free from Harmony or its duly designated agent.

This communication is for information purposes only. It shall not constitute an offer to purchase or exchange or the solicitation of an offer to sell or exchange any securities of Gold Fields or an offer to sell or exchange or the solicitation of an offer to buy or exchange any securities of Harmony, nor shall there be any sale or exchange of securities in any jurisdiction in which such offer, solicitation or sale or exchange would be unlawful prior to the registration or qualification under the laws of such jurisdiction. The distribution of this communication may, in some countries, be restricted by law or regulation. Accordingly, persons who come into possession of this document should inform themselves of and observe these restrictions. The solicitation of offers to buy Gold Fields shares (including Gold Fields shares represented by Gold Fields ADSs) in the US will only be made pursuant to a prospectus and related offer materials that Harmony expects to send to holders of Gold Fields securities. The Harmony shares (including Harmony shares represented by Harmony ADSs) may not be sold, nor may offers to buy be accepted, in the US prior to the time the registration statement becomes effective. No offering of securities shall be made in the US except by means of a prospectus meeting the requirements of Section 10 of the United States Securities Act of 1933, as amended.

Disclaimer

Information included in this circular relating to Gold Fields and its business has been derived solely from publicly available sources.

While Harmony has included information in this circular regarding Gold Fields that is known to Harmony based on publicly available information, Harmony has not had access to non-public information regarding Gold Fields and could not use such information for the purpose of preparing this circular. Although Harmony is not aware of anything that would indicate that statements relating to Gold Fields contained in this circular are inaccurate or incomplete, Harmony is not in a position to verify information concerning Gold Fields. Harmony and its directors and officers are not aware of any errors in such information.

Harmony and its directors and officers disclaim all liability for information concerning Gold Fields included in this circular.

The pro forma financial information presented is not necessarily indicative of the operating results or financial condition that would have been achieved had the proposed merger been completed during the periods or at the times presented, nor is this information necessarily indicative of future results or conditions of Harmony after it has acquired Gold Fields. The pro forma financial information does not reflect the impact of synergies that Harmony expects to realise or the time or the costs associated with the integration of operations necessary to achieve such synergies.

Forward-looking Statements

Statements in this circular include “forward-looking statements” that express or imply expectations of future events or results. Forward-looking statements are statements that are not historical facts. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements are generally identified by the words “expect”, “anticipates”, “believes”, “intends”, “estimates” and similar expressions. All forward-looking statements involve a number of risks, uncertainties and other factors, and Harmony cannot give assurances that such statements will prove to be correct. Risks, uncertainties and other factors that could cause actual events or results to differ from those expressed or implied by the forward-looking statements include, without limitation, the satisfaction of closing conditions, the acceptance or rejection of any agreement by regulators, delays in the regulatory processes, changes in the economic or political situation in South Africa, the European Union, the US and/or any other relevant jurisdiction, changes in the gold industry within any such country or area or worldwide and the performance of (and cost savings realised by) Harmony. Although Harmony’s management believes that the expectations reflected in such forward-looking statements are reasonable, investors and holders of Gold Fields securities are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Harmony, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the public filings with the SEC made by Harmony and Gold Fields, including those listed under “Cautionary Statement Concerning Forward-Looking Statements” and “Risk Factors” in the preliminary prospectus included in the registration statement on Form F-4 that Harmony will file with the SEC. Harmony does not undertake any obligation to update any forward-looking information or statements. You may obtain a free copy of the registration statement, preliminary and final prospectus (when available) and other public documents filed with the SEC in the manner described above.

No Profit Forecasts

Nothing in this circular should be construed as a profit forecast to be interpreted to mean that the future earnings per share of Harmony will necessarily be greater than the historic published earnings per share of Harmony or the enlarged group.

No Offer of Securities

This circular does not constitute an offer or an invitation to purchase any securities.

General

This circular is published by and is the sole responsibility of Harmony.

HSBC Bank plc (“HSBC”) is acting for Harmony and no one else in connection with the proposed merger and will not be responsible to anyone other than Harmony for providing the protections afforded to customers of HSBC, nor for providing advice in relation to the proposed merger.

Investec Bank Limited (“Investec”) is acting for Harmony and no one else in connection with the proposed merger and will not be responsible to anyone other than Harmony for providing the protections afforded to customers of Investec, nor for providing advice in relation to the proposed merger.

The information contained in this circular speaks only as of the date indicated on the cover of this circular unless the information specifically indicates that another date applies.

CORPORATE INFORMATION

Directors	Company secretary and registered office

P T Motsepe (Chairman) †

Z B Swanepoel (Chief Executive)

F Abbott †

F Dippenaar

V N Fakude †

T S A Grobicki

W M Gule

Dr D S Lushaba †

RP Menell †

M Motloba †

Dr M Z Nkosi †

M F Pleming †

N V Qangule

C M L Savage †

† Non-executive

Marian van der Walt

Remaining extent of portion 3 of the farm

Harmony Farm 222

Private Road, Glen Harmony

Virginia, 9430

South Africa

United Kingdom secretaries

St. James Corporate Services Limited

6 St. James Place

London SW1A INP

United Kingdom

Joint financial advisors and investment banks	Transaction sponsor

HSBC Bank plc 8 Canada Square London E14 5HQ United Kingdom Investec Bank Limited 2nd Floor 100 Grayston Drive Sandown Sandton, 2196 (PO Box 785700, Sandton, 2146) South Africa	Investec Bank Limited 2nd Floor 100 Grayston Drive Sandown Sandton, 2196 (PO Box 785700, Sandton, 2146) South Africa
International attorneys	South African attorneys

Hogan & Hartson LLP 555 13th Street, NW Washington, DC 20004 United States of America	Cliffe Dekker Inc. 1 Protea Place Sandown Sandton, 2196 (Private Bag X7, Benmore, 2010) South Africa

Transfer secretaries: South Africa	Transfer secretaries: UK

Ultra Registrars (Proprietary) Limited 11 Diagonal Street, Johannesburg, 2001 (P O Box 4844, Johannesburg, 2000) South Africa	Capita IRG plc (trading as Capita Registrars) The Registry 34 Beckenham Road Beckenham Kent BR3 4TU, England United Kingdom
Independent reporting accountants and auditors

KPMG Inc. KPMG Crescent 85 Empire Road Parktown, 2193 (Private Bag X9, Parkview, 2122) South Africa

CONTENTS

The definitions on pages 17 to 22 of this circular apply to this table of contents:

SALIENT FEATURES

This summary contains the salient features of the proposed merger detailed in this circular which should be read in its entirety for a full appreciation thereof. The definitions on pages 17 to 22 of this circular apply to these salient features:

1.	Introduction

In an announcement released to the press on Monday, 18 October 2004, Harmony announced the terms of a proposed merger between Harmony and Gold Fields under which Harmony proposes to acquire the entire issued share capital of Gold Fields in exchange for the issue to Gold Fields shareholders of new shares in Harmony.

Harmony has conveyed the terms of the proposed merger to the Gold Fields board and is hopeful that the proposed merger will be recommended by the directors of Gold Fields. However, in view of the proposed IAMGold transaction, which Harmony considers to be contrary to the best interests of Gold Fields shareholders, Harmony believes that Gold Fields shareholders should be afforded the opportunity to decide on the merits of the proposed merger at the earliest opportunity. To this end, Harmony has extended an offer to Gold Fields shareholders to acquire their Gold Fields shares in exchange for new shares in Harmony.

The proposed merger is conditional, inter alia, on the proposed IAMGold transaction not proceeding and the approval of the proposed merger by Harmony shareholders.

The purpose of this circular is to:

—	provide Harmony shareholders with all the relevant information in relation to the proposed merger and the manner in which it will be implemented in order to allow Harmony shareholders to make an informed decision; and

—	convene a general meeting of Harmony shareholders to be held for the purposes of considering and, if deemed fit, approving, inter alia:

—	the proposed merger;

—	the increase in the authorized share capital of Harmony; and

—	the allotment and issue of Harmony shares to Gold Fields shareholders in terms of the proposed merger.

2.	Background to and reasons for the proposed merger

Harmony is one of the world’s largest independent growth-oriented gold mining companies, distinguished by the focused operational and management philosophies that it employs throughout the Harmony group. Harmony’s strategy is focused on building a leading international gold mining company through acquisitions (26 over the past 6 years), organic growth and focused exploration. This strategy has resulted in the growth of Harmony’s attributable production from 0.65 million ounces in 1995 to 3.3 million ounces for the financial year ended 30 June 2004.

Harmony has successfully achieved its growth strategy through evolving and implementing a set of management systems and philosophies, which Harmony refers to as the “Harmony Way” and which Harmony believes are unique in the South African gold mining industry, and applying them to the assets that it operates. The Harmony Way is underpinned by the concepts of empowered management teams, active strategic management by the Harmony board, increased productivity, reduced management tiers, a no-frills, low cost ethic and the introduction of sophisticated cost accounting systems and strict ore accounting and ore reserve management systems.

A significant component of the success of Harmony’s strategy to date has been its ability to acquire under-performing mining assets, including assets purchased from Gold Fields, mainly in South Africa, and, in a relatively short time-frame, to transform these mining assets into cost-effective production units, thereby creating significant value for Harmony and Harmony shareholders.

Pursuant to its ongoing assessment of the various investment opportunities within South Africa and the broader global gold mining industry, Harmony has identified Gold Fields as an attractive merger candidate, with a compelling rationale from an operational and growth perspective.

Gold Fields is one of the world’s largest unhedged gold mining companies with annual gold production of approximately 4.2 million ounces for the financial year ended 30 June 2004, with proven and probable attributable gold reserves of 77 million ounces and mineral resources of 183 million ounces as at 30 June 2004. Gold Fields has operations in South Africa, Australia and Ghana (West Africa). In addition, Gold Fields has a geographically diverse exploration portfolio, as well as the Arctic Platinum Project and the Cerro Corona Project.

The proposed merger will allow Harmony to build on its position as the premier South African operator and will create a new international major in the global gold mining industry.

3.	Rationale for the proposed merger

The proposed merger is driven by Harmony’s pursuit of a number of key strategic objectives, including:

—	creating significant value through the application of the Harmony Way to generate cost efficiencies from Gold Fields’ South African assets, together with operational synergies from Harmony and Gold Fields’ contiguous assets;

—	revitalising Gold Fields’ South African asset portfolio;

—	accessing the value of Gold Fields’ exploration portfolio;

—	retaining the true value within Gold Fields’ international asset portfolio for the benefit of its shareholders;

—	ensuring a well balanced portfolio of assets spread across the life-cycle of mines; and

—	creating a new international major with a compelling equity story and enhanced investor appeal.

Substantial operational synergies

Harmony firmly believes that it can achieve significant reductions in Gold Fields’ cost base. Harmony estimates that, in order to justify the premium offered to Gold Fields shareholders, it only needs to achieve unit cost reductions equivalent to at least 15% per annum in Gold Fields’ South African asset portfolio cost structure, over and above Gold Fields’ current efficiency initiatives, equating to an estimated improvement in pre-tax operating profit of approximately R1 billion per annum.

These cost benefits are expected to be achieved, inter alia, through:

—	improving operational efficiencies;

—	rationalising corporate overhead and administrative infrastructures;

—	rationalising activities in areas such as procurement and insurance;

—	improved capital programme management;

—	improved services management and mine planning systems; and

—	empowering local operational management.

Harmony believes that its ability to deliver cost savings in South Africa is borne out by its demonstrable track record in applying its low cost culture and high productivity mining methods to previously acquired assets:

Asset	Net investment (R million)	Payback period	Unit (underground mining R/t) cost reduction (June 2004 terms)
Acquired from Gold Fields
Evander	452	10 quarters	31%
St Helena (50%)	60	—	27%

Weighted average			31%

Other acquisitions
Randfontein	854	9 quarters	16%
Freegold (50%)	1,416	11 quarters	27%
Elandsrand	1,053	—	16%

Weighted average of above acquisitions			22%

A strategy for value and growth, both domestically and internationally

Harmony considers that Gold Fields’ management has prematurely placed Gold Fields’ South African portfolio into harvest mode and believes that, through the application of the Harmony Way, Harmony can revitalise this valuable asset base. Harmony believes that the application of the Harmony Way to Gold Fields’ South African asset portfolio will produce significantly reduced overall unit costs, which, together with the introduction of improved ore reserve management systems, will lead to increased operational and financial flexibility. Harmony believes that this will have the effect of not only increasing profitability, but will also convert below margin areas into economically viable areas. Based on past experience, this process is expected to increase reserves and extend and enhance the economic life of Gold Fields’ South African mines.

As a result, Harmony believes that it will re-establish the viability and future competitiveness of Gold Fields’ South African asset portfolio, putting mature assets or assets currently in harvest mode back into growth mode, transforming current replacement projects into genuine growth opportunities and allowing projects that were previously abandoned to be reconstituted as economically feasible.

Harmony believes that its ability to deliver is further demonstrated by its track record in turning terminal assets back into growth assets. The table below sets out the details of new reserves created by Harmony from assets and projects that had been abandoned by previous operators. When completed, the projects will produce an aggregate of over 1.5 million higher grade, lower cost additional ounces per annum:

Project	Mineable reserve (‘000 ounces)	Total funding cost per ounce (US$)*	Production per annum (ounces)
Masimong expansion	2,530	12	315,000
Elandsrand new mine	6,300	33	450,000
Tshepong decline	1,300	28	167,000
Phakisa shaft	4,100	18	265,000
Doornkop South Reef shaft	3,700	46	330,000

Total	17,930	27	1,527,000

*	Includes acquisition, exploration and capital expenditure figures.

Harmony believes that positive socio-economic benefits, primarily from the creation of further employment opportunities and extending the life of existing jobs, accrue from applying the Harmony Way to increase reserves and extend the life of mines. In addition, the resultant increase in profitability and financial flexibility will enable the enlarged group to fund capital and development expenditure, offering long term growth opportunities, improving the overall quality of the enlarged group’s asset portfolio and maximising shareholder returns.

Harmony believes that a revitalised South African asset base will provide the platform from which to develop the combined international asset portfolio. Harmony will continue to explore new business opportunities and pursue suitable acquisitions both within South Africa and internationally.

Harmony intends to manage actively the combined international asset portfolio and continue to support and expand exploration activities as another important avenue for increasing the size of its reserve base. Harmony will examine the real potential of the Arctic Platinum Project and the Cerro Corona Project and plans to continue to further develop the known potential of its own Hidden Valley (Papua New Guinea) and Wafi/Golpu (Papua New Guinea) projects. Harmony will also consider, on an ongoing basis, value creation opportunities for the international portfolio, both collectively and on an individual basis. Such opportunities might include a future listing or collective disposal of the international asset portfolio, or the disposal of participations in an individual asset. Should Harmony decide to realise the value in, or valorise all or part of, its international asset portfolio, Harmony would plan to do so only for full value in a manner that ensured that shareholders fully participated in the upside and at a valuation that incorporated the full benefit of any international rating.

Creation of a new international major with enhanced investor appeal

Harmony and Gold Fields are currently the world’s 6th and 4th largest gold mining companies, respectively, in terms of attributable production, producing approximately 3.3 and 4.2 million ounces, during the financial year ended 30 June 2004, respectively.

The proposed merger will create a new international major with true global scale and relevance, an attractive stock for both gold and other investors. The enlarged group will be:

The world’s largest gold mining company by attributable:

—	production of approximately 7.5 million ounces per annum;

—	reserves amounting to approximately 139 million ounces; and

—	resources amounting to approximately 593 million ounces.

The above information is based on publically available information as at 30 June 2004.

The world’s second largest gold mining company with a:

—	market capitalisation of approximately US$11.0 billion, based on the closing prices of Harmony and Gold Fields shares on the JSE on the last practicable date on a pro forma basis, prior to any market re-rating which may result from the recognition of the benefits expected from the proposed merger.

The enlarged group will retain an integrated geographic strategy, led by a strong management team with a proven track record both operationally and in terms of delivering value-enhancing acquisitions. The combination of the two companies and the subsequent increase in market capitalisation will increase the weighting in all relevant investment indices, leading to greater liquidity and access to a greater universe of potential investors.

As a new international major, Harmony believes that the enlarged group will have the requisite financial strength and flexibility to continue to deliver value to its shareholders through:

—	profit enhancement at existing operations through the continued implementation of Harmony’s unique management structure, systems and philosophy;

—	growth in production resulting from organic projects;

—	growth from contiguous acquisitions in South Africa and internationally; and

—	continued expansion of its reserve base through its current and future exploration and development projects.

4.	Terms of the proposed merger

4.1	Mechanics

Harmony is extending the offers to Gold Fields shareholders to acquire all of their Gold Fields shares in terms of Section 440 of the Companies Act. Should the Gold Fields board recommend the proposed merger, Harmony may wish to implement the proposed merger by way of a scheme of arrangement between Gold Fields and Gold Fields shareholders in terms of Section 311 of the Companies Act.

4.2	Offer consideration

Subject to the conditions precedent set out in paragraph 8 below, Gold Fields shareholders who accept the offers will receive 1.275 Harmony shares for each Gold Fields share held by such Gold Fields shareholders, rounded to the nearest whole number.

On the basis of 100% and 50% acceptances in respect of Gold Fields shares by Gold Fields shareholders under the offers, the offer consideration would equate to the issue by Harmony of 626,652,963 and 313,326,482 new shares, respectively, which would represent approximately 66% and 49%, respectively, of the total Harmony shares in issue post implementation of the proposed merger.

All the Harmony consideration shares to be issued to Gold Fields shareholders in terms of the offers will rank pari passu in all respects with the Harmony shares currently in issue, including the right to all future dividends.

To the extent that the implementation of the offers will result in the issue by Harmony of more than 100% of its current entire issued share capital and the proposed merger being deemed a reverse take-over, then Harmony will provide further details, as required in terms of the JSE Listings Requirements, in the supplementary revised listing particulars that Harmony has undertaken to issue after implementation of the proposed merger in terms of the “Revised Listing Particulars” section on page 3 of this circular.

4.3	The early settlement offer

Subject to the conditions precedent set out in paragraph 8.1 below, Harmony will make the early settlement offer to Gold Fields shareholders on the following basis:

—	Harmony will settle unconditionally valid acceptances received in respect of up to a maximum of 34.9% of the entire issued share capital of Gold Fields;

—	to qualify for settlement under the early settlement offer, Harmony must receive valid acceptances, complete in all respects, by no later than the early settlement closing date;

—	Gold Fields shareholders will be entitled to tender for acceptance up to their entire holdings of Gold Fields shares; and

—	in the event that valid acceptances in excess of 34.9% of Gold Fields’ entire issued share capital are received by the early settlement closing date, Harmony will only settle that number of Gold Fields shares which equates to 34.9% of the entire issued share capital of Gold Fields, on a pro rata basis, with the shares tendered by accepting Gold Fields shareholders scaled back accordingly.

To the extent that Harmony increases the offer consideration after the early settlement closing date, those Gold Fields shareholders who have already accepted the early settlement offer and received the offer consideration will remain entitled to receive the full benefit of any increased consideration due under any increased offer by Harmony, regardless of whether they had subsequently disposed of their new Harmony shares.

Those Gold Fields shareholders who do not accept the early settlement offer do not have any restrictions on the tradeability of their Gold Fields shareholding.

4.4	The subsequent offer

Harmony has irrevocably undertaken, following completion of the early settlement offer, to make an immediate follow-on offer on the same terms as the early settlement offer for the balance of the entire issued share capital of Gold Fields not already acquired by Harmony under the early settlement offer. The subsequent offer will be subject to the conditions precedent set out in paragraph 8.2 below.

4.5	Intention to invoke the provisions of Section 440K of the Companies Act

In the event that acceptances under the offers are received from the holders of not less than nine-tenths of the entire issued share capital of Gold Fields, Harmony intends to invoke the provisions of Section 440K of the Companies Act in order to compulsorily acquire those Gold Fields shares in respect of which acceptances have not been received. In those circumstances, it is the intention of Harmony to effect the delisting of Gold Fields shares from the JSE, NYSE and any other relevant securities exchanges as soon as reasonably practicable after the implementation of the proposed merger.

5.	Recent developments at Gold Fields – the proposed IAMGold transaction

In a detailed terms announcement published in the press on 1 October 2004, Gold Fields announced that it had signed a definitive agreement with IAMGold, pursuant to which it is intended that IAMGold would, subject to certain conditions precedent, acquire all of Gold Fields’ net cash resources and all of Gold Fields’ mining, development and exploration assets located outside SADC.

Under the terms of the agreement, IAMGold would, subject to adjustment, issue to Gold Fields 351,690,218 shares in IAMGold in consideration for such assets, which would result in Gold Fields owning approximately 70% of the fully diluted equity of the enlarged IAMGold. In addition, prior to completion of the proposed IAMGold transaction IAMGold shareholders will receive a special cash dividend of C$0.50 per IAMGold share.

Gold Fields’ stated rationale for the proposed IAMGold transaction is that it would create an entity that is better equipped to compete with international gold companies through more direct access to international capital and debt markets, with increased flexibility to react more swiftly to acquisition and project development opportunities as they arise. Gold Fields further contends that the injection of its non-South African asset portfolio into a separately listed, independent company could present an opportunity for further value creation in that the market might be expected to benchmark these assets against those of an international peer group, which Gold Fields indicates is rated at a premium to Gold Fields.

Harmony believes that Gold Fields’ rationale for the proposed IAMGold transaction is unconvincing and difficult to justify from both a value and structural perspective. In addition, Harmony believes that the proposed IAMGold transaction has significant negative implications for Gold Fields, its shareholders, its South African asset portfolio and all of its stakeholders.

Harmony believes that it would be in the best interests of Gold Fields shareholders to vote against the proposed IAMGold transaction at the Gold Fields general meeting, for the following key reasons:

—	from a value perspective:

•	Gold Fields is disposing of its international asset portfolio including almost all of its existing net cash reserves, at an implied P/NPV multiple of only 1.1x. This represents a discount of 48% to the current analyst consensus average P/NPV multiple of 2.1x for Gold Fields;

•	Gold Fields is contributing a disproportionate share of value in exchange for approximately 70% of the fully diluted equity of the enlarged IAMGold; and

•	a substantial re-rating of the enlarged IAMGold is required for Gold Fields shareholders just to break even, and any re-rating is uncertain given the structure of the proposed IAMGold transaction. Furthermore, if Gold Fields disposes of its international asset portfolio at significantly less than its fair value, Gold Fields will create an unnecessarily low relative value base for its shareholders. Accordingly, substantially all of the required re-rating of enlarged IAMGold, should it eventuate, would be for the benefit of existing IAMGold shareholders.

—	from a structural perspective, the proposed IAMGold transaction:

•	will result in a complex and inefficient corporate structure;

•	will, with Gold Fields having only 2 directors out of a possible 10, significantly reduce Gold Fields’ ability to exert influence over the assets of the enlarged IAMGold, which will be a stand-alone company run by a board on an arm’s length basis and has to be fully independent of Gold Fields;

•	will impair Gold Fields’ ability to access the cash flows of its international asset portfolio, which, as at 30 June 2004, generated 75% of Gold Fields’ operating cash flows, thereby leading to a loss of financial control and potentially prejudicing the optimal allocation of scarce cash resources, with negative implications for Gold Fields and its South African asset portfolio;

•	may greatly reduce the ability of Gold Fields to maintain its historic dividend payout ratio in the absence of any substantial dividend receipts from the enlarged IAMGold, which are unlikely, given the enlarged IAMGold’s own funding requirements; and

•	will, as a result of its commitment not to compete with the enlarged IAMGold for future international growth opportunities, excluding the SADC region, have negative implications for Gold Fields’ future growth prospects.

6.	Irrevocable undertakings to support the proposed merger

Norilsk irrevocable

Harmony has received an irrevocable undertaking from Norilsk to accept the subsequent offer in respect of 98,467,758 Gold Fields shares, representing approximately 20.03% of the entire issued share capital of Gold Fields.

Harmony has also received an irrevocable undertaking from Norilsk to vote against the proposed IAMGold transaction at the Gold Fields general meeting which, on 8 October 2004, Gold Fields confirmed, at its presentation to the Investment Analysts Society, will be held on 7 December 2004, in respect of 98,467,758 Gold Fields shares, representing approximately 20.03% of the entire issued share capital of Gold Fields.

ARM irrevocable

Harmony has received an irrevocable undertaking from ARM to vote in favor of the Harmony resolutions in respect of 63,632,922 Harmony shares, representing approximately 19.8% of the entire issued share capital of Harmony.

7.	Pro forma financial effects of the proposed merger

The following tables set out the pro forma financial effects of the proposed merger. The pro forma financial effects have been prepared for illustrative purposes only and may not give a fair reflection of the financial position of the enlarged group. The pro forma financial effects are the responsibility of the Harmony board.

7.1	Harmony pro forma - acceptances representing 50% of the entire issued share capital of Gold Fields

	Published before the proposed merger(1)	Pro forma after the proposed merger(2)(3)(4)	% change
Basic loss per share (cents) (5)	(206)	(193)	6%
Basic headline loss per share (cents) (5)	(308)	(202)	34%
Fully diluted loss per share (cents) (6)	(205)	(192)	6%
Fully diluted headline loss per share (cents) (6)	(306)	(201)	34%
Net asset value per share (cents) (3)	6,479	7,449	15%
Net tangible asset value per share (cents) (3)	5,772	6,424	11%
Number of shares in issue	320,741,577	634,068,059	98%

Notes:

1.	The figures in the “Published before the proposed merger” column have been extracted from Harmony’s audited annual financial statements for the financial year ended 30 June 2004.

2.	The figures in relation to Gold Fields have been extracted from Gold Fields’ audited annual financial statements for the financial year ended 30 June 2004.

3.	The following assumptions were taken into account in arriving at net asset value and tangible net asset value:

(i)	the “pro forma after the proposed merger” column assumes that the proposed merger was implemented on 30 June 2004;

(ii)	the adjustment to share capital for the issue of 313,326,482 (representing 50% of the Gold Fields shares in issue at 30 June 2004 multiplied by 1,275, being the ratio of Harmony shares to be issued for each Gold Fields share) Harmony consideration shares at the nominal value of 50 cents per share as settlement for the offer consideration;

(iii)	the adjustment to share premium represents the excess of the closing market price of Harmony shares on the JSE of 8441 cents as at the last practicable date above the nominal value of 50 cents per share;

(iv)	the calculation of the pro forma net asset value per share and net tangible asset value per share assumes that the Harmony consideration shares were issued on 30 June 2004;

(v)	the adjustment to property, plant and equipment represents the net book value of Gold Fields’ property, plant and equipment as at 30 June 2004 of R15,829 million and an adjustment of R27,521 million which is based on the difference between 50% of the market capitalisation of the Gold Fields group (Gold Fields shares in issue at 30 June 2004 multiplied by the Gold Fields share price of 9089 cents as at the last practicable date) less 50% of the net asset value of the Gold Fields group at 30 June 2004 as per the audited annual financial statements, increased by the related deferred tax liability using the mining statutory tax rate of 46%;

(vi)	the adjustment to intangible assets represents the goodwill arising from the implementation of the proposed merger, calculated as the consideration paid (Harmony shares issued as consideration multiplied by the Harmony share price on the last practicable date) less 50% of the market capitalisation of Gold Fields (Gold Fields shares in issue at 30 June 2004 multiplied by the Gold Fields share price on the last practicable date) and estimated transaction costs of R116 million;

(vii)	the adjustment to deferred tax liabilities includes an amount of R12,660 million arising on the adjustment of R27,521 million to the carrying value of Gold Fields’ property, plant and equipment using the statutory mining rate of 46% as per note (v) above;

(viii)	all other adjustments represent the carrying value of Gold Fields’ assets and liabilities as at 30 June 2004 as extracted from its audited annual financial statements as at 30 June 2004; and

(ix)	IFRS 3 has not been taken into account in preparing the pro forma balance sheet, as this was not the accounting policy of Harmony for the year ended 30 June 2004.

4.	The following assumptions were taken into account in determining basic loss per share, headline loss per share, fully diluted loss per share and fully diluted headline loss per share:

(i)	the “pro forma after the proposed merger” assumes that the proposed merger was implemented with effect from 1 July 2003;

(ii)	except for the adjustments to amortisation and depreciation of goodwill, property, plant and equipment, taxation and minority interests, all adjustments represent the income statement of Gold Fields for the financial year ended 30 June 2004 as extracted from the audited annual financial statements for the year ended 30 June 2004;

(iii)	included in the adjustment to amortisation and depreciation is an additional charge amounting to R1,587 million as a result of the amortisation of the increase in fair value of property, plant and equipment and goodwill which is amortised over a period of twenty years;

(iv)	included in the adjustment to taxation is a reversal of R633 million of the deferred tax liability arising from the adjustment to property, plant and equipment; and

(v)	included in the adjustment to headline earnings is the amortisation of the goodwill arising from the transaction amounting to R211 million.

5.	Weighted average of 566,884,482 shares in issue during the twelve-month period ended 30 June 2004 for the purposes of calculating basic loss per share and headline loss per share.

6.	Weighted average of 569,921,365 shares in issue during the twelve-month period ended 30 June 2004 for the purposes of calculating fully diluted loss per share and fully diluted headline loss per share.

7.2	Harmony pro forma — acceptances representing 100% of the entire issued share capital of Gold Fields

	Published before the proposed merger(1)	Pro forma after the proposed merger(2)(3)(4)	% change
Basic loss per share (cents) (5)	(206)	(189)	8%
Basic headline loss per share (cents) (5)	(308)	(171)	45%
Fully diluted loss per share (cents) (6)	(205)	(188)	8%
Fully diluted headline loss per share (cents) (6)	(306)	(170)	45%
Net asset value per share (cents) (3)	6,479	7,777	20%
Net tangible asset value per share (cents) (3)	5,772	6,637	15%
Number of shares in issue	320,741,577	947,394,540	195%

Notes:

1.	The figures in the “Published before the proposed merger” column have been extracted from Harmony’s audited annual financial statements for the financial year ended 30 June 2004.

2.	The figures in relation to Gold Fields have been extracted from Gold Fields’ audited annual financial statements for the financial year ended 30 June 2004.

3.	The following assumptions were taken into account in arriving at net asset value and net tangible asset value:

(i)	the “pro forma after the proposed merger” assumes that the proposed merger was implemented on 30 June 2004;

(ii)	the adjustment to share capital for the issue of 626,652,963 (representing the Gold Fields shares in issue at 30 June 2004 multiplied by 1.275 being the ratio of Harmony shares to be issued for each Gold Fields share) Harmony consideration shares at the nominal value of 50 cents per share as settlement for the proposed merger consideration;

(iii)	the adjustment to share premium representing the excess of the closing market price of Harmony shares on the JSE of 8441 cents as at the last practicable date above the nominal value of 50 cents per share;

(iv)	the calculation of the pro forma net asset value per share and net tangible asset value per share assumes that the Harmony consideration shares were issued on 30 June 2004;

(v)	the adjustment to property, plant and equipment represents the net book value of Gold Fields’ property, plant and equipment as at 30 June 2004 of R15,829 million and an adjustment of R55,042 million which is based on the difference between the market capitalisation of the Gold Fields group (Gold Fields shares in issue at 30 June 2004 multiplied by the Gold Fields share price of 9089 cents as at the last practicable date) less the net asset value of the Gold Fields group at 30 June 2004 as per the audited annual financial statements, increased by the related deferred tax liability using the mining statutory tax rate of 46%;

(vi)	the adjustment to intangible assets represents the goodwill arising from the implementation of the proposed merger, calculated as the consideration paid (Harmony shares issued as consideration multiplied by the Harmony share price on the last practicable date) less the market capitalisation of the Gold Fields group (Gold Fields shares in issue at 30 June 2004 multiplied by the Gold Fields share price on the last practicable date) and estimated transaction costs of R308 million;

(vii)	the adjustment to deferred tax liabilities includes an amount of R25,319 million arising on the adjustment of R55,042 million to the carrying value of the Gold Fields’ property, plant and equipment as per note (iv) above;

(viii)	all other adjustments represent the carrying value of Gold Fields’ assets and liabilities as at 30 June 2004 as extracted from its audited annual financial statements; and

(ix)	IFRS 3 has not been taken into account in preparing the pro forma balance sheet, as this was not the accounting policy of Harmony for the year ended 30 June 2004.

4.	The following assumptions were taken into account in determining basic loss per share, headline loss per share, fully diluted loss per share and fully diluted headline loss per share:

(i)	the “pro forma after the proposed merger” assumes that the proposed merger was implemented with effect from 1 July 2003;

(ii)	except for the adjustments to amortisation and depreciation of goodwill, property, plant and equipment and taxation, all adjustments represent the income statement of Gold Fields for the financial year ended 30 June 2004 as extracted from the audited annual financial statements;

(iii)	included in the adjustment to amortisation and depreciation is an additional charge amounting to R3,179 million as a result of the amortisation of the increase in fair value of property, plant and equipment and goodwill which is amortised over a period of twenty years;

(iv)	included in the adjustment to taxation is a reversal of R1,266 million of the deferred tax liability arising from the adjustment to property, plant and equipment; and

(v)	included in the adjustment to headline earnings is the amortisation of the goodwill arising from the transaction amounting to R427 million.

5.	Weighted average of 880,210,963 shares in issue during the twelve-month period ended 30 June 2004 for the purposes of calculating basic loss per share and headline loss per share.

6.	Weighted average of 884,954,731 shares in issue during the twelve-month period ended 30 June 2004 for the purposes of calculating fully diluted loss per share and fully diluted headline loss per share.

8.	Conditions precedent

The proposed merger will be subject to the fulfilment or waiver, in whole or in part, of all or any of the following conditions precedent:

8.1	with regard to the early settlement offer:

8.1.1	the passing and, where applicable, registration by the Registrar, of the Harmony resolutions; and

8.1.2	the registration statement with respect to the Harmony consideration shares in the US offer having been declared effective by the SEC;

8.2	with regard to the subsequent offer:

8.2.1	the passing and, where applicable, registration by the Registrar, of the Harmony resolutions;

8.2.2	Harmony receiving valid acceptances of the subsequent offer from Gold Fields shareholders in respect of in excess of 50% of the entire issued share capital of Gold Fields (including those Gold Fields shares settled by Harmony under the early settlement offer and those Gold Fields shares in respect of which Norilsk has irrevocably undertaken to accept the subsequent offer);

8.2.3	the proposed IAMGold transaction not being implemented for whatever reason including, inter alia, Gold Fields shareholders failing to approve the proposed IAMGold transaction at the Gold Fields general meeting which, on 8 October 2004, Gold Fields confirmed at its presentation to the Investment Analysts Society, will be held on 7 December 2004;

8.2.4	the proposed merger being approved by the Competition Authorities;

8.2.5	the registration statement with respect to the Harmony consideration shares in the US offer having been declared effective by the SEC; and

8.2.6	the approval of all regulatory authorities whose approval is required for the implementation of the proposed merger.

9.	Opinions and recommendations

The Harmony board has considered the terms and conditions of the proposed merger as set out in this circular and is of the opinion that the proposed merger is in the best interests of Harmony and the Harmony shareholders. Accordingly, the Harmony board supports the proposed merger and recommends that Harmony shareholders vote in favour of the Harmony resolutions. The directors of Harmony who hold Harmony shares intend to vote in favour of the Harmony resolutions in respect of their own Harmony shares.

10.	Notice of general meeting

A general meeting of Harmony shareholders will be held at Harmony’s corporate office, Randfontein Office Park, Corner Main Reef Road and Ward Avenue, Randfontein, on Friday, 12 November 2004 at 11h00 (South African time) for the purpose of considering and, if deemed fit, passing with or without modification, the Harmony resolutions.

A form of proxy (blue) is attached for the convenience of certificated and dematerialised shareholders with “own name” registration who are unable to attend the Harmony general meeting, but who wish to be represented thereat. In order to be valid, duly completed forms of proxy must be returned to the transfer secretaries, so as to be received by no later than 11h00 (South African time) on Wednesday, 10 November 2004.

The CSDP or broker of dematerialised shareholders, other than those with “own name” registration, should contact such dematerialised shareholders to ascertain how they wish their votes to be cast at the Harmony general meeting and thereafter cast their votes in accordance with such instructions. This should be done in terms of the agreement entered into between the dematerialised shareholder, and the CSDP or broker. If you have not been contacted by your CSDP or broker it would be advisable for you to contact your CSDP or broker and furnish them with your instructions.

Dematerialised shareholders, other than those with “own name” registration, who wish to attend the Harmony general meeting, must request a letter of representation from their CSDP or broker.

DEFINITIONS

In this circular and the annexures hereto, unless the context indicates a contrary intention, the words in the first column shall have the meanings assigned to them in the second column; the singular includes the plural and vice versa; an expression which denotes one gender includes the other genders; a natural person includes a juristic person and vice versa and cognate expressions shall bear corresponding meanings:

“A$”	Australian dollar, the official currency of Australia;

“Abelle”	Abelle Limited (registration number ACN087480902), a public company incorporated in Australia and a wholly-owned subsidiary of Harmony;

“ADRs”	American Depository Receipts evidencing ADSs;

“ADSs”	American Depository Shares;

“Aflease”	The Afrikander Lease Limited (registration number 1921/006955/06), a public company incorporated in South Africa, the shares of which are listed on the JSE;

“Africa Vanguard”	Africa Vanguard Resources (Doornkop) (Proprietary) Limited (registration number 2000/016089/07), a private company incorporated in South Africa;

“Anglo SA”	Anglo South Africa Capital (Proprietary) Limited (registration number 1999/002391/07), a private company incorporated in South Africa;

“Arctic Platinum Project”	an advanced stage platinum group metals project in Northern Finland;

“ARMgold”	African Rainbow Minerals Gold Limited (registration number 1997/015869/06), a public company incorporated in South Africa and a wholly-owned subsidiary of Harmony;

“ARM” or “Avmin”	African Rainbow Minerals Limited (registration number 1933/004580/06) (previously known as Anglovaal Mining Limited also known as Avmin), a public company incorporated in South Africa, the shares of which are listed on the JSE;

“ARM irrevocable undertaking”	the irrevocable undertaking received by Harmony from ARM to vote in favour of the Harmony resolutions in respect of 63,632,922 Harmony shares, representing approximately 19.8% of the existing issued share capital of Harmony;

“Avgold”	Avgold Limited (registration number 1990/007025/06), a public company incorporated in South Africa and a wholly-owned subsidiary of Harmony;

“BEE”	Black Economic Empowerment;

“Bendigo”	Bendigo Mining NL (registration number ABN61005674073), a private company incorporated in Australia;

“broker”	any person registered as a “broking member (equities)” in terms of the Rules of the JSE made in accordance with the provisions of the Stock Exchanges Control Act, 1985 (Act 1 of 1985), as amended;

“business day”	any day other than a Saturday, Sunday or official public holiday in South Africa;

“C$”	Canadian Dollars, the official currency of Canada;

“cents”	South African cents, a denomination of the official currency of South Africa;

“certificated shareholder”	Harmony shareholders whose Harmony shares are represented by a share certificate or other physical document of title, which have not been surrendered for dematerialisation in terms of the requirements of STRATE;

“circular”	this circular, dated 20 October 2004, including the annexures hereto, the notice of the Harmony general meeting and the form of proxy;

“Cerro Corona Project”	the Cerro Corona Copper/Gold Project in Peru;

“Companies Act”	the Companies Act, 1973 (Act 61 of 1973), as amended;

“Competition Act”	the Competition Act, 1998 (Act 89 of 1998), as amended;

“Competition Authorities”	the Competition Authorities established in terms of the Competition Act;

“conditions precedent”	the conditions precedent to the proposed merger set out in paragraph 12 of this circular;

“CONOPS”	the practice where a mine operates on all the days of the year, including non-business days (Continuous Operations);

“CSDP”	Central Securities Depository Participant;

“dematerialisation”	the process by which Harmony shares held by certificated shareholders are converted or held in electronic form as uncertificated shares and recorded in the sub-register of shareholders maintained by a CSDP;

“dematerialised shareholder”	Harmony shareholders whose Harmony shares have been dematerialised in terms of the requirements of STRATE;

“documents of title”	valid share certificates and/or certified transfer deeds and/or balance receipts or any other documents of title acceptable to Harmony;

“early settlement closing date”	the closing date of the early settlement offer, being at 12h00 on or about Friday, 26 November 2004, which is the last date by which a Gold Fields shareholder can tender his Gold Fields shares for acceptance under the early settlement offer;

“early settlement date”	the date on which the offer consideration will be settled in respect of those Gold Fields shareholders who have validly accepted the early settlement offer, which is expected to be on or about Monday, 29 November 2004, but which will not be later than Friday, 3 December 2004;

“early settlement offer”	the offer by Harmony to Gold Fields shareholders to acquire up to a maximum of 34.9% of their Gold Fields shares in exchange for the offer consideration, subject to the conditions precedent set out in paragraph 12.1 of this circular;

“early settlement period”	the period between the date upon which the early settlement offer opens for acceptances and the early settlement closing date;

“empowerment transaction”	the transaction between, inter alia, Gold Fields and Mvelaphanda Resources, details of which are set out in paragraph 13 of this circular;

“enlarged group”	Harmony and all its subsidiaries, including Gold Fields, subsequent to the implementation of the proposed merger;

“enlarged IAMGold”	IAMGold subsequent to the implementation of the proposed IAMGold transaction ;

“Elandskraal”	the business of Elandsrand and Deelkraal, acquired by Randfontein from AngloGold Limited in March 2001;

“Elandsrand”	one of the gold mining operations of Elandskraal;

“Evander”	Evander Gold Mines Limited (registration number 1963/006226/06), a public company incorporated in South Africa and a wholly-owned subsidiary of Harmony;

“Freegold”	ARMgold/Harmony Freegold Joint Venture Company (Proprietary) Limited (registration number 2001/029602/07), a private company incorporated in South Africa and a wholly-owned subsidiary of Harmony;

“GAAP”	Generally Accepted Accounting Practices;

“Gold Fields”	Gold Fields Limited (registration number 1968/004880/06), a public company incorporated in South Africa, the shares of which are listed on the JSE, the LSE, the NYSE in the form of ADSs, Euronext in Paris, Euronext in Brussels in the form of International Depository Receipts, and the SWX Swiss Exchange;

“Gold Fields board”	the board of directors of Gold Fields;

“Gold Fields cautionary announcement”	the cautionary announcement regarding the proposed IAMGold transaction published by Gold Fields in the press on 11 August 2004;

“Gold Fields general meeting”	the general meeting of Gold Fields shareholders to be convened for purposes of considering and, if deemed fit, approving the proposed IAMGold transaction ;

“Gold Fields South Africa”	GFI Mining South Africa (Proprietary) Limited (registration number 2002/031431/07), a private company incorporated in South Africa and a wholly-owned subsidiary of Gold Fields;

“Gold Fields South African asset portfolio”	Gold Fields South African assets located within SADC;

“Gold Fields shareholders”	the holders of Gold Fields shares;

“Gold Fields shares”	ordinary shares having a par value of 50 cents each in the authorised and issued share capital of Gold Fields;

“Harmony”	Harmony Gold Mining Company Limited (registration number 1950/038232/06), a public company incorporated in South Africa, the shares of which are listed on the JSE, the LSE and Euronext Paris and are quoted on Euronext Brussels in the form of International Depository Receipts and the NYSE in the form of ADSs. Harmony also has an over the counter trading facility in Berlin;

“Harmony board”	the board of directors of Harmony;

“Harmony consideration shares”	New Harmony shares or New Harmony ADSs, respectively, to be listed on the “Mining - Gold mining” sector on the JSE list, and on the NYSE in the form of ADSs, as the case may be, which will be issued by Harmony to the Gold Fields shareholders to settle the offer consideration;

“Harmony general meeting”	the general meeting of Harmony shareholders convened to be held at Harmony’s corporate office, Randfontein Office Park, Corner Main Reef Road and Ward Avenue, Randfontein on Friday, 12 November 2004 at 11h00 (South African time), or any adjournment thereof, details of which will be released on SENS, at which Harmony shareholders will consider, and if deemed fit, approve the Harmony resolutions;

“Harmony Gold Australia”	Harmony Gold (Australia) Proprietary Limited (registration number ABN 64091439333), a company incorporated in Australia and a wholly-owned subsidiary of Harmony;

“Harmony group”	Harmony and its subsidiaries;

“Harmony resolutions”	the ordinary and special resolutions to be considered and, if deemed fit, passed, at the Harmony general meeting, which are required for the successful implementation of the proposed merger, including the requisite resolutions approving the increase in the authorised share capital of Harmony and the allotment and issue of the Harmony consideration shares;

“Harmony shareholders” or “shareholders”	the holders of Harmony shares;

“Harmony shares”	ordinary shares having a par value of 50 cents each in the authorised and issued share capital of Harmony;

“Harmony Way”	the evolution and implementation of a set of management systems and philosophies which Harmony has employed in its successful strategy of growth whereby Harmony is able to extract significant value from under performing mature mining assets, and which Harmony believes is unique in the South African gold mining industry. The Harmony Way is underpinned by the concepts of empowered management teams, active strategic management by the Harmony board, increased productivity, a no-frills, low cost ethic and the introduction of sophisticated cost accounting systems and strict ore accounting and ore reserve management systems;

“harvest mode”	accelerated exploitation of reserves through mining higher grades and reducing development metreage;

“IAMGold”	IAMGold Corporation Inc., a public company incorporated in Canada, the shares of which are listed on the TSE;

“IAMGold general meeting”	the general meeting of IAMGold shareholders to be convened for purposes of considering and, if deemed fit, approving the proposed IAMGold transaction;

“proposed IAMGold transaction”	the proposed disposal by Gold Fields to IAMGold of all of its mining, development and exploration assets located outside SADC, in consideration for, subject to adjustment, the issue by IAMGold to Gold Fields of 351,690,218 fully paid and non assessable common shares in IAMGold, which would result in Gold Fields owning approximately 70% of the fully diluted equity of the enlarged IAMGold. In addition, IAMGold shareholders will receive a special cash dividend of C$.50 per IAMGold share;

“IDC”	the Industrial Development Corporation of South Africa Limited (registration number 1940/014201/06), a public company incorporated in South Africa;

“JSE”	the JSE Securities Exchange South Africa;

“Kalgold”	Kalahari Goldridge Mining Company Limited (registration number 1982/002818/06), a public company incorporated in South Africa and a wholly-owned subsidiary of Harmony;

“last practicable date”	the last practicable date prior to the issue of this circular, being Tuesday, 14 October 2004;

“LSE”	the London Stock Exchange plc;

“MICEX”	Moscow Interbank Currency Exchange;

“Mvelaphanda Gold”	Mvelaphanda Gold (Proprietary) Limited (registration number 2003/013950/07), a private company incorporated in South Africa and a wholly-owned subsidiary of Mvelaphanda Resources;

“Mvelaphanda Resources”	Mvelaphanda Resources Limited (registration number 1980/001395/06), a public company incorporated in South Africa, the shares of which are listed on the JSE;

“NASDAQ”	NASDAQ Stock Market, Inc.;

“NPV”	net present value;

“New Hampton”	New Hampton Goldfield Ltd (registration number ABN 53009193999), a company incorporated in Australia and a wholly-owned subsidiary of Harmony Gold Australia;

“Norilsk”	JSC MMC Norilsk Nickel (registration number 10-000-10-00252), a public company incorporated in Russia, the shares of which are listed on the LSE, NASDAQ, the MICEX and the RTS Stock Exchange;

“Norilsk irrevocable undertaking”	the irrevocable undertaking received by Harmony from Norilsk to accept the subsequent offer and vote against the proposed IAMGold transaction at the Gold Fields general meeting, in respect of 98,467,758 Gold Fields shares, representing approximately 20.03% of the entire issued share capital of Gold Fields;

“NYSE”	the New York Stock Exchange;

“offers”	collectively, the early settlement offer and the subsequent offer;

“offer consideration”	the share consideration to be offered in terms of the offers, being 1.275 Harmony consideration shares for each Gold Fields share;

“P/NPV”	price to NPV multiple, indicating the premium at which an entity trades relative to its NPV;

“press”	the Business Day, the Business Report and Beeld newspapers in South Africa;

“proposed merger”	the proposed merger between Harmony and Gold Fields, in terms of which Harmony proposes to acquire all of the Gold Fields shares in exchange for the offer consideration;

“Rand” or “R”	South African Rand, the official currency of South Africa;

“Randfontein”	Randfontein Estates Limited (registration number 1889/000251/06), a public company incorporated in South Africa and a wholly-owned subsidiary of Harmony;

“Registrar”	the Registrar of Companies in South Africa;

“registration statement”	the Form F-4, which will include a preliminary prospectus and related exchange offer materials, to be lodged with the SEC for purposes of registering the Harmony consideration shares (including Harmony consideration shares represented by Harmony ADSs);

“SADC”	the Southern African Development Community, comprising South Africa, the Republic of Angola, the Republic of Botswana, the Democratic Republic of the Congo, the Kingdom of Lesotho, the Republic of Malawi, the Republic of Mauritius, the Republic of Mozambique, the Republic of Namibia, the Republic of Seychelles, the Kingdom of Swaziland, the United Republic of Tanzania, the Republic of Zambia and the Republic of Zimbabwe;

“SARB”	the South African Reserve Bank;

“SEC”	United States Securities and Exchange Commission;

“SENS”	the Securities Exchange News Service of the JSE;

“share exchange”	the exchange of Mvelaphanda Gold’s Gold Fields South Africa shares for Gold Fields shares, details of which are set out in paragraph 13;

“Simane”	Simane Security Investments (Proprietary) Limited (registration number 2000/006452/07), a private company incorporated in South Africa;

“South Africa”	the Republic of South Africa;

“SRP”	the Securities Regulation Panel established in terms of Section 440B of the Companies Act;

“SRP Code”	the Securities Regulation Code on Takeovers and Mergers and the Rules of the SRP issued in terms of the Companies Act;

“STRATE”	STRATE Limited (registration number 1998/022242/06), a public company incorporated in South Africa and a registered central securities depository established in terms of the Custody and Administration of Securities Act, 1992 (Act 85 of 1992), as amended;

“subsequent offer”	the offer by Harmony to Gold Fields shareholders, following completion of the early settlement offer, to acquire all of their Gold Fields shares in exchange for the offer consideration, subject to the conditions precedent set out in paragraph 12.2 of this circular;

“transfer secretaries”	Ultra Registrars (Proprietary) Limited (registration number 2000/007239/07), a private company incorporated in South Africa, and Capita IRG plc (trading as Capita Registrars), a public company incorporated in England;

“TSE”	the Toronto Stock Exchange;

“UK”	the United Kingdom;

“US”	the United States of America;

“US offer”	those separate offers which relate to all holders of Gold Fields shares located in the US and to all holders of Gold Fields ADSs;

“US$” or “dollar”	US Dollars, the official currency of the US; and

“VAT”	value-added tax in terms of the Value-Added Tax Act, 1991 (Act 89 of 1991), as amended.

SALIENT DATES AND TIMES

The dates and times in the table below are for Harmony shareholder information purposes only. Harmony shareholders are not required to take any action in respect thereof other than the Harmony general meeting.

2004/2005
Circular posted (early settlement offer opens)	Wednesday, 20 October
Expected date of filing of the registration statement with the SEC	Wednesday, 20 October
Harmony proxy forms to be received by 11h00	Wednesday, 10 November
Harmony general meeting at 11h00	Friday, 12 November
Results of Harmony general meeting released on SENS	Friday, 12 November
Results of Harmony general meeting published in the press	Monday, 15 November
Early settlement closing date	Friday, 26 November
Announcement of the results of the early settlement offer on or about	Monday, 29 November
Harmony consideration shares issued under the early settlement facility will be listed on the JSE in the “Mining-Gold mining” sector of the JSE list on or about	Monday, 29 November
Subsequent offer opens	Monday, 29 November
Gold Fields general meeting	Tuesday, 7 December
Anticipated date of Competition Tribunal finding regarding the proposed merger	Tuesday,18 January
Anticipated date for the finalisation date announcement, once all conditions precedent have been fulfilled and the subsequent offer has become unconditional as to acceptances	Tuesday, 18 January
Anticipated date for the finalisation date announcement to be released on SENS	Tuesday, 18 January
Anticipated date for the finalisation date announcement to be published in the press	Wednesday,19 January
Anticipated date for the subsequent offer closing date	Friday, 4 February
Anticipated date for the Harmony consideration shares issued under the subsequent offer to be listed on the JSE in the “Mining - Gold mining” sector of the JSE list	Monday, 7 February

Notes:

1	The dates and times indicated in the table above are subject to change and any such change will be released on SENS and published in the press.

2	Dematerialised shareholders who hold Harmony shares which have been dematerialised, other than with “own name” registration, and are recorded in the sub-register kept by that CSDP, will be entitled to attend the Harmony general meeting in person or if they are unable to attend and wish to be represented thereat must complete and return the attached form of proxy (blue) to the transfer secretaries in accordance with the time specified on that proxy form.

3	Dematerialised shareholders other than with “own name” registration who wish to attend the Harmony general meeting should timeously inform their CSDPs or brokers of their intention to attend and vote at the Harmony general meeting or to be represented by proxy thereat in order for their CSDPs or brokers to issue them with the necessary authorisation to do so or should provide their CSDPs or brokers timeously with their voting instruction should they not wish to attend the Harmony general meeting in person in order for their nominees to vote in accordance with their instructions at the Harmony general meeting.

4	Dematerialised shareholders must notify their CSDPs or brokers of their acceptance of the offer in terms of the agreement between them and their CSDPs or brokers, in the manner and cut-off time stipulated therein.

5	Share certificates in the name of Harmony may not be rematerialised or dematerialised between Monday, 22 November 2004 and Friday, 26 November 2004, both days inclusive and between Monday, 31 January 2005 and Friday, 4 February 2005, both days inclusive.

6	All times indicated above are South African times.

CIRCULAR TO HARMONY SHAREHOLDERS INCORPORATING REVISED LISTING PARTICULARS

Harmony Gold Mining Company Limited

(Incorporated in the Republic of South Africa)

(Registration number 1950/038232/06)

Share code: HAR ISIN: ZAE000015228

(“Harmony”)

1.	Introduction

In an announcement released to the press on Monday, 18 October 2004, Harmony announced the terms of a proposed merger between Harmony and Gold Fields under which Harmony proposes to acquire the entire issued share capital of Gold Fields in exchange for the issue to Gold Fields shareholders of new shares in Harmony.

Harmony has conveyed the terms of the proposed merger to the Gold Fields board and is hopeful that the proposed merger will be recommended by the directors of Gold Fields. However, in view of the proposed IAMGold transaction, which Harmony considers to be contrary to the best interests of Gold Fields shareholders, Harmony believes that Gold Fields shareholders should be afforded the opportunity to decide on the merits of the proposed merger at the earliest opportunity. To this end, Harmony has extended an offer to Gold Fields shareholders to acquire their Gold Fields shares in exchange for new shares in Harmony.

The proposed merger is conditional, inter alia, on the proposed IAMGold transaction not proceeding and the approval of the proposed merger by Harmony shareholders.

The purpose of this circular is to:

—	provide Harmony shareholders with all the relevant information in relation to the proposed merger and the manner in which it will be implemented in order to allow Harmony shareholders to make an informed decision; and

—	convene a general meeting of Harmony shareholders to be held for the purposes of considering and, if deemed fit, approving, inter alia:

—	the proposed merger;

—	the increase in the authorised share capital of Harmony; and

—	the allotment and issue of Harmony shares to Gold Fields shareholders in terms of the proposed merger.

2.	Background to and reasons for the proposed merger

Harmony is one of the world’s largest independent growth-oriented gold mining companies, distinguished by the focused operational and management philosophies that it employs throughout the Harmony group. Harmony’s strategy is focused on building a leading international gold mining company through acquisitions (26 over the past 6 years), organic growth and focused exploration. This strategy has resulted in the growth of Harmony’s attributable production from 0.65 million ounces in 1995 to 3.3 million ounces for the financial year ended 30 June 2004.

Harmony has successfully achieved its growth strategy through evolving and implementing a set of management systems and philosophies, which Harmony refers to as the “Harmony Way” and which Harmony believes are unique in the South African gold mining industry, and applying them to the assets that it operates. The Harmony Way is underpinned by the concepts of empowered management teams, active strategic management by the Harmony board, increased productivity, reduced management tiers, a no-frills, low cost ethic and the introduction of sophisticated cost accounting systems and strict ore accounting and ore reserve management systems.

A significant component of the success of Harmony’s strategy to date has been its ability to acquire under-performing mining assets, including assets purchased from Gold Fields, mainly in South Africa, and, in a relatively short time-frame, to transform these mining assets into cost-effective production units, thereby creating significant value for Harmony and Harmony shareholders.

Pursuant to its ongoing assessment of the various investment opportunities within South Africa and the broader global gold mining industry, Harmony has identified Gold Fields as an attractive merger candidate, with a compelling rationale from an operational and growth perspective.

Gold Fields is one of the world’s largest unhedged gold mining companies with annual gold production of approximately 4.2 million ounces for the financial year ended 30 June 2004, with proven and probable attributable gold reserves of 77 million ounces and mineral resources of 183 million ounces as at 30 June 2004. Gold Fields has operations in South Africa, Australia and Ghana (West Africa). In addition, Gold Fields, has a geographically diverse exploration portfolio, as well as the Arctic Platinum Project and the Cerro Corona Project.

The proposed merger will allow Harmony to build on its position as the premier South African operator and will create a new international major in the global gold mining industry.

3.	Rationale for the proposed merger

The proposed merger is driven by Harmony’s pursuit of a number of key strategic objectives, including:

—	creating significant value through the application of the Harmony Way to generate cost efficiencies from Gold Fields’ South African assets, together with operational synergies from Harmony and Gold Fields’ contiguous assets;

—	revitalising Gold Fields’ South African asset portfolio;

—	accessing the value of Gold Fields’ exploration portfolio;

—	retaining the true value within Gold Fields’ international asset portfolio for the benefit of its shareholders;

—	ensuring a well balanced portfolio of assets spread across the life-cycle of mines; and

—	creating a new international major with a compelling equity story and enhanced investor appeal.

Substantial operational synergies

Harmony firmly believes that it can achieve significant reductions in Gold Fields’ cost base. Harmony estimates that in order to justify the premium offered to Gold Fields shareholders, it only needs to achieve unit cost reductions equivalent to at least 15% per annum in Gold Fields’ South African asset portfolio cost structure, over and above Gold Fields current efficiency initiatives, equating to an estimated improvement in pre-tax operating profit of approximately R1 billion per annum.

These cost benefits are expected to be achieved, inter alia, through:

—	improving operational efficiencies;

—	rationalising corporate overhead and administrative infrastructures;

—	rationalising activities in areas such as procurement and insurance;

—	improved capital programme management;

—	improved services management and mine planning systems; and

—	empowering local operational management.

Harmony believes that its ability to deliver cost savings in South Africa is borne out by its demonstrable track record in applying its low cost culture and high productivity mining methods to previously acquired assets:

Asset	Net investment (R million)	Payback period	Unit (underground mining R/t) cost reduction (June 2004 terms)
Acquired from Gold Fields
Evander	452	10 quarters	31%
St Helena (50%)	60	—	27%

Weighted average			31%

Other acquisitions
Randfontein	854	9 quarters	16%
Freegold (50%)	1,416	11 quarters	27%
Elandsrand	1,053	—	16%

Weighted average of above acquisitions			22%

A strategy for value and growth, both domestically and internationally

Harmony considers that Gold Fields’ management has prematurely placed Gold Fields’ South African portfolio into harvest mode and believes that, through the application of the Harmony Way, Harmony can revitalise this valuable asset base. Harmony believes that the application of the Harmony Way to Gold Fields’ South African asset portfolio will produce significantly reduced overall unit costs, which, together with the introduction of improved ore reserve management systems, will lead to increased operational and financial flexibility. Harmony believes that this will have the effect of not only increasing profitability, but will also convert below margin areas into economically viable areas. Based on past experience, this process is expected to increase reserves and extend and enhance the economic life of Gold Fields’ South African mines.

As a result, Harmony believes that it will re-establish the viability and future competitiveness of Gold Fields’ South African asset portfolio, putting mature assets or assets currently in harvest mode back into growth mode, transforming current replacement projects into genuine growth opportunities and allowing projects that were previously abandoned to be reconstituted as economically feasible.

Harmony believes that its ability to deliver is further demonstrated by its track record in turning terminal assets back into growth assets. The table below sets out the details of new reserves created by Harmony from assets and projects that had been abandoned by previous operators. When completed, the projects will produce an aggregate of over 1.5 million higher grade, lower cost additional ounces per annum:

Project	Mineable reserve (‘000 ounces)	Total funding cost per ounce (US$)*	Production per annum (ounces)
Masimong expansion	2,530	12	315,000
Elandsrand new mine	6,300	33	450,000
Tshepong decline	1,300	28	167,000
Phakisa shaft	4,100	18	265,000
Doornkop South Reef shaft	3,700	46	330,000

Total	17,930	27	1,527,000

*	Includes acquisition, exploration and capital expenditure figures

Harmony believes that positive socio-economic benefits, primarily from the creation of further employment opportunities and extending the life of existing jobs, accrue from applying the Harmony Way to increase reserves and extending the life of mines. In addition, the resultant increase in profitability and financial flexibility will enable the enlarged group to fund capital and development expenditure, offering long term growth opportunities, improving the overall quality of the enlarged group’s asset portfolio and maximising shareholder returns.

Harmony believes that a revitalised South African asset base will provide the platform from which to develop the combined international asset portfolio. Harmony will continue to explore new business opportunities and pursue suitable acquisitions both within South Africa and internationally.

Harmony intends to actively manage the combined international asset portfolio and continue to support and expand exploration activities as another important avenue for increasing the size of its reserve base. Harmony will examine the real potential of the Arctic Platinum Project and Cerro Corona Project and plans to continue to further develop the known potential of its own Hidden Valley (Papua New Guinea) and Wafi/Golpu (Papua New Guinea) projects. Harmony will also consider, on an ongoing basis, value creation opportunities for the international portfolio, both collectively and on an individual basis. Such opportunities might include a future listing or collective disposal of the international asset portfolio, or the disposal of participations in an individual asset. Should Harmony decide to realise the value in, or valorise all or part of, its international asset portfolio, Harmony would plan to do so only for full value in a manner that ensured that shareholders fully participated in the upside and at a valuation that incorporated the full benefit of any international rating.

Creation of a new international major with enhanced investor appeal

Harmony and Gold Fields are currently the world’s 6th and 4th largest gold mining companies, respectively, in terms of attributable production, producing approximately 3.3 and 4.2 million ounces, during the financial year ended 30 June 2004, respectively.

The proposed merger will create a new international major with true global scale and relevance, an attractive stock for both gold and other investors. The enlarged group will be:

The world’s largest gold mining company by attributable:

—	production of approximately 7.5 million ounces per annum;

—	reserves amounting to approximately 139 million ounces; and

—	resources amounting to approximately 593 million ounces.

The above information is based on publicly available information as at 30 June 2004.

The world’s second largest gold mining company with a:

—	market capitalisation of approximately US$11.0 billion based on the closing prices of Harmony and Gold Fields shares on the JSE on the last practicable date, on a pro forma basis, prior to any market re-rating which may result from the recognition of the benefits expected from the proposed merger

The enlarged group will retain an integrated geographic strategy, led by a strong management team with a proven track record both operationally and in terms of delivering value-enhancing acquisitions. The combination of the two companies and the subsequent increase in market capitalisation will increase the weighting in all relevant investment indices, leading to greater liquidity and access to a greater universe of potential investors.

As a new international major, Harmony believes that the enlarged group will have the requisite financial strength and flexibility to continue to deliver value to its shareholders through:

—	profit enhancement at existing operations through the continued implementation of Harmony’s unique management structure, systems and philosophy;

—	growth in production resulting from organic projects;

—	growth from contiguous acquisitions in South Africa and internationally; and

—	continued expansion of its reserve base through its current and future exploration and development projects.

4.	Nature and history of business

Harmony was incorporated in South Africa on 25 August 1950. The primary listing of Harmony shares is on the JSE. Harmony shares are also listed on the LSE and Euronext Paris and are quoted on Euronext Brussels in the form of International Depository Receipts and on the NYSE in the form of ADSs. Harmony also has an over the counter trading facility in Berlin.

Harmony is a gold miner and producer with an international diversified portfolio of gold mining projects in South Africa, Australia, and Papua New Guinea. Harmony adopts focused operational and management philosophies throughout its organisation. Its growth strategy is focused on building a leading international gold mining company through acquisitions, organic growth and focused exploration.

Harmony operates a total of 31 shafts and 12 processing plants which are located in all of the currently known gold fields in the Witwatersrand basin of South Africa. The deep level gold mines located in this basin include those in the Free State province, the Evander gold mine in Mpumalanga province, the Randfontein and Elandskraal mines in the West Rand goldfields in Gauteng province and the Orkney operations in the North West province.

Harmony’s international operations are held under Harmony Gold Australia and comprise the wholly-owned New Hampton, Abelle and Hill 50 Limited and an 11.63% interest in Bendigo. Harmony has mining and processing operations in the Mount Magnet and South Kalgoorlie areas of Western Australia and development projects in the northern regions of Australia at Hidden Valley and Wafi/Golpu in Papua New Guinea.

5.	Background on Gold Fields

Information reported on Gold Fields and its business has been derived from publicly available sources. Shareholders are referred to the disclaimer printed on the inside front cover of this circular.

Gold Fields was incorporated in South Africa in 1968. The primary listing of the Gold Fields shares is on the JSE. Gold Fields shares are also listed on the LSE and Euronext Paris and are quoted on Euronext Brussels in the form of International Depository Receipts and on the NYSE in the form of ADSs.

Gold Fields is currently the world’s 4th largest and South Africa’s 3rd largest gold mining company by attributable production and a major holder of gold reserves in South Africa, Ghana and Australia. Gold Fields is primarily involved in underground and surface gold mining and related activities, including exploration, extraction, processing and smelting, and also has strategic interests in platinum group metals exploration. Based on the figures reported by Gold Fields’s mining operations, as at 30 June 2004, Gold Fields had attributable proven and probable reserves of approximately 81.5 million ounces of gold, processed 43.0 million tonnes of ore during the preceding year and had attributable production of 4.3 million ounces per annum.

Gold Fields’ South African asset portfolio, as at 30 June 2004, produced approximately 3.0 million ounces of gold and employed approximately 49,900 people. The South African asset portfolio has 3 operations, namely, Driefontein, Kloof and Beatrix, which are held through individual subsidiaries, each of which owns a 100% interest in the mining operations and assets at a particular operation. Gold Fields announced on 26 November 2003 that it had reached agreement with a broad-based BEE consortium, led by Mvelaphanda Resources, to acquire an effective 15% beneficial interest in Gold Fields’ South African operations for a consideration of approximately R4.1 billion, further details of which are set out in paragraph 13 below.

Gold Fields’ international asset portfolio, as at 30 June 2004, produced approximately 1.3 million ounces of gold and employed approximately 3,600 people. The international asset portfolio comprises the St. Ives and Agnew operations in Australia and a 71.1% interest in each of the Tarkwa gold mine and the Damang gold mine in Ghana. Between the financial years ending 30 June 2001 and 30 June 2004, Gold Fields’ international asset portfolio achieved a compound annual growth in production of 54% and, for the year ended 30 June 2004, generated approximately 75% of Gold Fields’ operating cash flows.

Gold Fields has gold and other precious metal exploration activities and interests in Africa, Australasia, China, Europe, North America and South America. Gold Fields owns 100% of the Arctic Platinum Project, which is evaluating the economic potential of deposits of open pittable and underground platinum group metal mineralisation.

6.	Recent developments in respect of Gold Fields – the proposed IAMGold transaction

Information reported on Gold Fields and its business has been derived from publicly available sources. Shareholders are referred to the disclaimer printed on the inside front cover of this circular.

In a detailed terms announcement published in the press on 1 October 2004, Gold Fields announced that it had signed a definitive agreement with IAMGold, pursuant to which it is intended that IAMGold would, subject to certain conditions precedent, acquire substantially all of Gold Fields’ net cash resources and all of Gold Fields’ mining, development and exploration assets located outside SADC.

Under the terms of the agreement, IAMGold would, subject to adjustment, issue to Gold Fields 351,690,218 shares in IAMGold in consideration for such assets, which would result in Gold Fields owning approximately 70% of the fully diluted equity of the enlarged IAMGold. In addition, prior to completion of the proposed IAMGold transaction, IAMGold shareholders would receive a special cash dividend of C$0.50 per IAMGold share.

Gold Fields’ stated rationale for the proposed IAMGold transaction is that it would create an entity that is better equipped to compete with international gold companies through more direct access to international capital and debt markets, with increased flexibility to react more swiftly to acquisition and project development opportunities as they arise. Gold Fields further contends that the injection of its non-South African asset portfolio into a separately listed, independent company could present an opportunity of further value creation in that the market might be expected to benchmark these assets against those of an international peer group, which Gold Fields indicates is rated at a premium to Gold Fields.

Following careful analysis of the terms and structure of the proposed IAMGold transaction, Harmony believes that Gold Fields purported rationale for seeking to implement the proposed IAMGold transaction is unconvincing and difficult to justify from both a value and structural perspective. In addition, Harmony believes that the proposed IAMGold transaction potentially has significant negative implications for Gold Fields, its shareholders, its South African assets and all its stakeholders.

Harmony believes that it would be in the best interests of Gold Fields shareholders to vote against the proposed IAMGold transaction at the Gold Fields general meeting, for the following key reasons:

—	from a value perspective:

•	Gold Fields is disposing of its international asset portfolio including almost all of its existing net cash reserves, at an implied P/NPV multiple of only 1.1x. This represents a discount of 48% to the current analyst consensus average P/NPV multiple of 2.1x for Gold Fields;

•	Gold Fields is contributing a disproportionate share of value in exchange for approximately 70% of the fully diluted equity of the enlarged IAMGold; and

•	a substantial re-rating of the enlarged IAMGold is required for Gold Fields shareholders just to break even, and any re-rating is uncertain given the structure of the proposed IAMGold transaction. Furthermore, if Gold Fields disposes of its international asset portfolio at significantly less than its fair value, Gold Fields will create an unnecessarily low relative value base for its shareholders. Accordingly, substantially all of the required re-rating of enlarged IAMGold, should it eventuate, would be for the benefit of existing IAMGold shareholders;

—	from a structural perspective, the proposed IAMGold transaction:

•	will result in a complex and inefficient corporate structure;

•	will, with Gold Fields having only 2 directors out of a possible 10, significantly reduce Gold Fields’ ability to exert influence over the assets of the enlarged IAMGold, which will be a stand-alone company run by a board on an arm’s length basis and has to be fully independent of Gold Fields;

•	will impair Gold Fields’ ability to access the cash flows of its international asset portfolio, which, as at 30 June 2004, generated 75% of Gold Fields’ operating cash flows, thereby leading to a loss of financial control and potentially prejudicing the optimal allocation of scarce cash resources, with negative implications for Gold Fields and its South African asset portfolio;

•	may greatly reduce the ability of Gold Fields to maintain its historic dividend payout ratio in the absence of any substantial dividend receipts from the enlarged IAMGold, which are unlikely, given the enlarged IAMGold’s own funding requirements; and

•	will, as a result of its commitment not to compete with the enlarged IAMGold for future international growth opportunities, excluding the SADC region, have negative implications for Gold Fields’ future growth prospects.

7.	Terms of the proposed merger

7.1	Mechanics

Harmony is extending the offers to Gold Fields shareholders to acquire all of their Gold Fields shares in terms of Section 440 of the Companies Act. Should the Gold Fields board recommend the proposed merger, Harmony may wish to implement the proposed merger by way of a scheme of arrangement between Gold Fields and Gold Fields shareholders in terms of Section 311 of the Companies Act.

7.2	Offer consideration

Subject to the conditions precedent set out in paragraph 12 below, Gold Fields shareholders who accept the offers will receive 1.275 Harmony shares for each Gold Fields share held by such Gold Fields shareholders on the record date of the proposed merger, rounded to the nearest whole number.

On the basis of 100% and 50% acceptances in respect of Gold Fields shares by Gold Fields shareholders under the offers, the offer consideration would equate to the issue by Harmony of 626,652,963 and 313,326,482 new shares, respectively, which would represent approximately 66% and 49%, respectively, of the total Harmony shares in issue post implementation of the proposed merger.

All the Harmony consideration shares to be issued to Gold Fields shareholders in terms of the offers will rank pari passu in all respects with the Harmony shares currently in issue, including the right to all future dividends.

To the extent that the implementation of the offers will result in the issue by Harmony of more than 100% of its current entire issued share capital and the proposed merger being deemed a reverse take-over, then Harmony will provide further details, as required in terms of the JSE Listings Requirements, in the supplementary revised listing particulars that Harmony has undertaken to issue after implementation of the proposed merger in terms of the “Revised Listing Particulars” section on page 4 of this circular.

7.3	The early settlement offer

Subject to the conditions precedent set out in paragraph 12.1 below, Harmony will make the early settlement offer to Gold Fields shareholders on the following basis:

—	Harmony will settle unconditionally valid acceptances received in respect of up to a maximum of 34.9% of the entire issued share capital of Gold Fields;

—	to qualify for settlement under the early settlement offer, Harmony must receive valid acceptances, complete in all respects, by no later than the early settlement closing date;

—	Gold Fields shareholders will be entitled to tender for acceptance up to their entire shareholdings of Gold Fields shares; and

—	in the event that valid acceptances in excess of 34.9% of Gold Fields’ entire issued share capital are received by the early settlement closing date, Harmony will only settle that number of Gold Fields shares which equates to 34.9% of the entire issued share capital of Gold Fields, on a pro rata basis, with the shares tendered by accepting Gold Fields shareholders scaled back accordingly.

To the extent that Harmony increases the offer consideration after the early settlement closing date, those Gold Fields shareholders who have already accepted the early settlement offer and received the offer consideration will remain entitled to receive the full benefit of any increased consideration due under any increased offer by Harmony, regardless of whether they have subsequently disposed of their new Harmony shares.

Those Gold Fields shareholders who do not accept the early settlement offer do not have any restrictions on the tradeability of their Gold Fields shareholding.

7.4	The subsequent offer

Harmony irrevocably undertakes, following completion of the early settlement offer, to make an immediate follow-on offer on the same terms as the early settlement offer for the balance of the entire issued share capital of Gold Fields not already acquired by Harmony under the early settlement offer. The subsequent offer will be subject to the conditions precedent set out in paragraph 12.2 below.

7.5	Intention to invoke the provisions of Section 440K of the Companies Act

In the event that acceptances under the offers of the offer are received from the holders of not less than nine-tenths of the existing issued share capital of Gold Fields, Harmony intends to invoke the provisions of Section 440K of the Companies Act in order to compulsorily acquire those Gold Fields shares in respect of which acceptances have not been received. In these circumstances, it is the intention of Harmony to effect the delisting of Gold Fields shares from the JSE, NYSE and any other relevant securities exchanges as soon as reasonably practicable after the implementation of the proposed merger.

8.	Special arrangements

8.1	Irrevocable undertakings to support the proposed merger

Norilsk irrevocable

Harmony has received an irrevocable undertaking from Norilsk to accept the subsequent offer in respect of 98,467,758 Gold Fields shares, representing approximately 20.03% of the entire issued share capital of Gold Fields.

Harmony has also received an irrevocable undertaking from Norilsk to vote against the proposed IAMGold transaction at the Gold Fields general meeting which, on 8 October 2004, as confirmed by Gold Fields at its presentation to the Investment Analysts Society will be held on 7 December 2004, in respect of 98,467,758 Gold Fields shares, representing approximately 20.03% of the entire issued share capital of Gold Fields.

ARM irrevocable

Harmony has received an irrevocable undertaking from ARM to vote in favour of the Harmony resolutions in respect of 63,632,922 Harmony shares, representing approximately 19.8% of the entire issued share capital of Harmony.

8.2	No other arrangement

Save as set out in paragraph 8 above:

8.2.1	no arrangements, undertakings or agreements have been concluded between Harmony and any Gold Fields shareholder or any persons acting in concert with Harmony with regard to any Gold Fields shares;

8.2.2	no arrangements, undertakings or agreements (including any compensation arrangements), which have any connection with or dependence on the proposed merger exist between Harmony and any Gold Fields shareholder, or any concert party with Harmony, and any director of Harmony or any person who was a director of Harmony during the twelve month period prior to the last practicable date or any holder of Gold Fields shares or any person who was a holder thereof within the twelve-month period prior to the last practicable date with regard to any Gold Fields shares; and

8.2.3	other than the shareholders indicated in paragraph 8.1 above, none of the Harmony or Gold Fields shareholders from whom irrevocable undertakings have been received are related parties to the Harmony group.

9.	Financial information

9.1	Pro forma financial effects of the proposed merger

The following tables set out the pro forma financial effects of the proposed merger. The pro forma financial effects have been prepared for illustrative purposes only and may not give a fair reflection of the financial position of the enlarged group. The pro forma financial effects are the responsibility of the directors of Harmony.

Harmony pro forma - acceptances representing 50% of the entire issued share capital of Gold Fields

	Published before the proposed merger(1)	Pro forma after the proposed merger(2)(3)(4)	% change
Basic loss per share (cents) (5)	(206)	(193)	6%
Basic headline loss per share (cents) (5)	(308)	(202)	34%
Fully diluted loss per share (cents) (6)	(205)	(192)	6%
Fully diluted headline loss per share (cents) (6)	(306)	(201)	34%
Net asset value per share (cents) (3)	6,479	7,449	15%
Net tangible asset value per share (cents) (3)	5,772	6,424	11%
Number of shares in issue	320,741,577	634,068,059	98%

Notes:

1.	The figures in the “Published before the proposed merger” column have been extracted from Harmony’s audited annual financial statements for the financial year ended 30 June 2004.

2.	The figures in relation to Gold Fields have been extracted from Gold Fields’ audited annual financial statements for the financial year ended 30 June 2004.

3.	The following assumptions were taken into account in arriving at net asset value and tangible net asset value:

(i)	the “pro forma after the proposed merger” column assumes that the proposed merger was implemented on 30 June 2004;

(ii)	the adjustment to share capital for the issue of 313,326,482 (representing 50% of the Gold Fields shares in issue at 30 June 2004 multiplied by 1,275, being the ratio of Harmony shares to be issued for each Gold Fields share) Harmony consideration shares at the nominal value of 50 cents per share as settlement for the offer consideration;

(iii)	the adjustment to share premium represents the excess of the closing market price of Harmony shares on the JSE of 8441 cents as at the last practicable date above the nominal value of 50 cents per share;

(iv)	the calculation of the pro forma net asset value per share and net tangible asset value per share assumes that the Harmony consideration shares were issued on 30 June 2004;

(v)	the adjustment to property, plant and equipment represents the net book value of Gold Fields’ property, plant and equipment as at 30 June 2004 of R15,829 million and an adjustment of R27,521 million which is based on the difference between 50% of the market capitalisation of Gold Fields (Gold Fields shares in issue at 30 June 2004 multiplied by the Gold Fields share price of 9089 cents as at the last practicable date) less 50% of the net asset value of the Gold Fields group at 30 June 2004 as per the audited annual financial statements, increased by the related deferred tax liability using the mining statutory tax rate of 46%;

(vi)	the adjustment to intangible assets represents the goodwill arising from the implementation of the proposed merger, calculated as the consideration paid (Harmony shares issued as consideration multiplied by the Harmony share price on the last practicable date) less 50% of the market capitalisation of the Gold Fields group (Gold Fields shares in issue at 30 June 2004 multiplied by the Gold Fields share price on the last practicable date) and estimated transaction costs of R116 million;

(vii)	the adjustment to deferred tax liabilities includes an amount of R12,660 million arising on the adjustment of R27,521 million to the carrying value of Gold Fields’ property, plant and equipment using the statutory mining rate of 46% as per note (v) above;

(viii)	all other adjustments represent the carrying value of Gold Fields’ assets and liabilities as at 30 June 2004 as extracted from its audited annual financial statements as at 30 June 2004; and

(ix)	IFRS 3 has not been taken into account in preparing the pro forma balance sheet, as this was not the accounting policy of Harmony for the year ended 30 June 2004.

4.	The following assumptions were taken into account in determining basic loss per share, headline loss per share, fully diluted loss per share and fully diluted headline loss per share:

(x)	the “pro forma after the proposed merger” assumes that the proposed merger was implemented with effect from 1 July 2003;

(xi)	except for the adjustments to amortisation and depreciation of goodwill, property, plant and equipment, taxation and minority interests, all adjustments represent the income statement of Gold Fields for the financial year ended 30 June 2004 as extracted from the audited annual financial statements for the year ended 39 June 2004;

(xii)	included in the adjustment to amortisation and depreciation is an additional charge amounting to R1,587 million as a result of the amortisation of the increase in fair value of property, plant and equipment and goodwill which is amortised over a period of twenty years;

(xiii)	included in the adjustment to taxation is a reversal of R633 million of the deferred tax liability arising from the adjustment to property, plant and equipment; and

(xiv)	included in the adjustment to headline earnings is the amortisation of the goodwill arising from the transaction amounting to R211 million.

5.	Weighted average of 566,884,482 shares in issue during the twelve-month period ended 30 June 2004 for the purposes of calculating basic loss per share and headline loss per share.

6.	Weighted average of 569,921,365 shares in issue during the twelve-month period ended 30 June 2004 for the purposes of calculating fully diluted loss per share and fully diluted headline loss per share.

Harmony pro forma — acceptances representing 100% of the entire issued share capital of Gold Fields

	Published before the proposed merger(1)	Pro forma after the proposed merger(2)(3)(4)	% change
Basic loss per share (cents) (5)	(206)	(189)	8%
Basic headline loss per share (cents) (5)	(308)	(171)	45%
Fully diluted loss per share (cents) (6)	(205)	(188)	8%
Fully diluted headline loss per share (cents) (6)	(306)	(170)	45%
Net asset value per share (cents) (3)	6,479	7,777	20%
Net tangible asset value per share (cents) (3)	5,772	6,637	15%
Number of shares in issue	320,741,577	947,394,540	195%

Notes:

1.	The figures in the “Published before the proposed merger” column have been extracted from Harmony’s audited annual financial statements for the financial year ended 30 June 2004.

2.	The figures in relation to Gold Fields have been extracted from Gold Fields’s audited annual financial statements for the financial year ended 30 June 2004.

3.	The following assumptions were taken into account in arriving at net asset value and net tangible asset value:

(i)	the “pro forma after the proposed merger” assumes that the proposed merger was implemented on 30 June 2004;

(ii)	the adjustment to share capital for the issue of 626,652,963 (representing the Gold Fields shares in issue at 30 June 2004 multiplied by 1.275 being the ratio of Harmony shares to be issued for each Gold Field share) Harmony consideration shares at the nominal value of 50 cents per share as settlement for the proposed merger consideration;

(iii)	the adjustment to share premium representing the excess of the closing market price of Harmony shares on the JSE of 8441 cents as at the last practicable date above the nominal value of 50 cents per share;

(iv)	the calculation of the pro forma net asset value per share and net tangible asset value per share assumes that the Harmony consideration shares were issued on 30 June 2004;

(v)	the adjustment to property, plant and equipment represents the net book value of Gold Fields’ property, plant and equipment as at 30 June 2004 of R15,829 million and an adjustment of R55,042 million which is based on the difference between the market capitalisation of the Gold Fields group (Gold Fields shares in issue at 30 June 2004 multiplied by the Gold Fields share price of 9089 cents as at the last practicable date) less the net asset value of the Gold Fields group at 30 June 2004 as per the audited annual financial statements, increased by the related deferred tax liability using the mining statutory tax rate of 46%;

(vi)	the adjustment to intangible assets represents the goodwill arising from the implementation of the proposed merger, calculated as the consideration paid (Harmony shares issued as consideration multiplied by the Harmony share price on the last practicable date) less the market capitalisation of the Gold Fields group (Gold Fields shares in issue at 30 June 2004 multiplied by the Gold Fields share price on the last practicable date) and estimated transaction costs of R308 million;

(vii)	the adjustment to deferred tax liabilities includes an amount of R25,319 million arising on the adjustment of R55,042 million to the carrying value of the Gold Fields’ property, plant and equipment as per note (iv) above;

(viii)	all other adjustments represent the carrying value of Gold Fields’ assets and liabilities as at 30 June 2004 as extracted from its audited annual financial statements; and

(ix)	IFRS 3 has not been taken into account in preparing the pro forma balance sheet, as this was not the accounting policy of Harmony for the year ended 30 June 2004.

4.	The following assumptions were taken into account in determining basic loss per share, headline loss per share, fully diluted loss per share and fully diluted headline loss per share:

(vi)	the “pro forma after the proposed merger” assumes that the proposed merger was implemented with effect from 1 July 2003;

(vii)	except for the adjustments to amortisation and depreciation of goodwill, property, plant and equipment and taxation, all adjustments represent the income statement of Gold Fields for the financial year ended 30 June 2004 as extracted from the audited annual financial statements;

(viii)	included in the adjustment to amortisation and depreciation is an additional charge amounting to R3,179 million as a result of the amortisation of the increase in fair value of property, plant and equipment and goodwill which is amortised over a period of twenty years;

(ix)	included in the adjustment to taxation is a reversal of R1,266 million of the deferred tax liability arising from the adjustment to property, plant and equipment; and

(x)	included in the adjustment to headline earnings is the amortisation of the goodwill arising from the transaction amounting to R427 million.

5.	Weighted average of 880,210,963 shares in issue during the twelve-month period ended 30 June 2004 for the purposes of calculating basic loss per share and headline loss per share.

6.	Weighted average of 884,954,731 shares in issue during the twelve-month period ended 30 June 2004 for the purposes of calculating fully diluted loss per share and fully diluted headline loss per share.

9.2	Pro forma income statements and balance sheets of Harmony

The pro forma income statements and balance sheets of Harmony prior to and post the proposed merger and the independent reporting accountants report relating thereto and to the pro forma financial effects are set out in Annexure II and Annexure III, respectively, of this circular.

9.3	Financial information on Gold Fields

The historical financial information on Gold Fields for the three financial years ended 30 June 2002, 30 June 2003 and 30 June 2004 is set out in Annexure I of this circular.

10.	Anticipated future performance of the enlarged group

Harmony believes that the pro forma financial information set out in paragraph 9.1 and Annexure II of this circular is not indicative of the future financial performance of the enlarged group.

The pro forma financial effects do not include the benefit of the anticipated cost savings outlined in paragraph 3 below and also include the effects of accounting policies which will change in Harmony’s next financial year in order to comply with IFRS 3 business combinations.

The pro forma financial effects are prepared in terms of Harmony’s accounting policies for the year ended 30 June 2004. In the 2005 financial year, the accounting treatment of goodwill will change and any goodwill recognised on the balance will be subject to annual impairment reviews. The pro forma financial effects assume that all goodwill is written off on a straight line basis to the income statement. Under the new accounting rules, no charge is made to the income statement unless the value of acquired assets has been impaired.

On the basis of the estimated cost savings and new accounting policies to be implemented in Harmony’s 2005 financial year, the pro forma financial effects are represented as follows:

Acceptances representing 50% of the entire issued share capital of Gold Fields

The following tables provide additional information to indicate how the application of IFRS 3 Business Combinations and the estimated cost savings arising as a result of the merger might have affected the pro forma financial effects.

	Pro forma after the proposed merger per paragraph 9.1	Pro forma after reversal of amortisation of goodwill(1)	Change %	Pro forma after the effect of estimated cost savings (2)	Change %
Basic loss per share (cents)	(193)	(137)	29%	(75)	45%
Basic headline loss per share (cents)	(202)	(202)	0%	(140)	31%
Fully diluted loss per share (cents)	(192)	(136)	29%	(75)	45%
Fully diluted headline loss per share (cents)	(201)	(201)	0%	(139)	31%
Weighted average number of shares in issue	566,884,482	566,884,482	0%	566,884,482	0%
Diluted average number of shares in issue	569,921,365	569,921,365	0%	569,921,365	0%

Basis of preparation

1.	The “pro forma after reversal of amortisation of goodwill” was arrived at after reversing the goodwill amortisation as per the audited financial statements of Harmony for the year ended 30 June 2004 of R105 million and the additional goodwill charge to the income statement of R211 million arising from the transaction. This has been done to show the effect on the income statement once goodwill is no longer amortised as a result of adopting IFRS 3.

2.	The “pro forma after the effect of estimated cost savings” was arrived at by reducing the cash operating costs of the South African operations of Gold Fields for the year ended 30 June 2004 with 15%. This is a reduction of R1 002 million. This was then reduced by the tax effect of the savings at an assumed effective tax rate of 30%.

3.	The estimated cost savings net of tax was then reduced by 50% to reflect the minority interest therein.

Acceptances representing 100% of the entire issued share capital of Gold Fields

The following tables provide additional information to indicate how the application of IFRS 3 Business Combinations and the estimated cost savings arising as a result of the merger might have affected the pro forma financial effects.

	Pro forma after the proposed merger per paragraph 9.1	Pro forma after reversal of amortisation of goodwill(1)	Change %	Pro forma after the effect of estimated cost savings(2)(3)	Change %
Basic loss per share (cents)	(189)	(129)	32%	(49)	62%
Basic headline loss per share (cents)	(171)	(171)	0%	(91)	47%
Fully diluted loss per share (cents)	(188)	(128)	32%	(49)	62%
Fully diluted headline loss per share (cents)	(170)	(170)	0%	(91)	47%
Weighted average number of shares in issue	880,210,963	880,210,963	0%	880,210,963	0%
Diluted average number of shares in issue	884,954,731	884,954,731	0%	884,954,731	0%

Basis of preparation

1.	The “pro forma after reversal of amortisation of goodwill” was arrived at after reversing the goodwill amortisation as per the audited financial statements of Harmony for the year ended 30 June 2004 of R105 million and the additional goodwill charge to the income statement of R427 million arising from the transaction. This has been done to show the effect on the income statement once goodwill is no longer amortised as a result of adopting IFRS 3.

2.	The “pro forma after the effect of estimated cost savings” was arrived at by reducing the cash opertaing costs of the South African operations of Gold Fields for the year ended 30 June 2004 with 15%. This is a reduction of R1 002 million. This was then reduced by the tax effect of the savings at an assumed effective tax rate of 30%.

11.	Prospects and future strategy of the enlarged group

As a new international major, with an integrated geographic model and a strong and well balanced asset portfolio, the enlarged group will have the requisite financial strength and flexibility to continue to deliver value to its shareholders through:

—	profit enhancement at existing operations through continued implementation of Harmony’s unique management structure and philosophy;

—	growth in production resulting from organic projects and growth from acquisitions in South Africa and internationally; and

—	continued expansion of its reserve base through its current and future exploration and development portfolios.

Harmony’s management, through the application of the Harmony Way, intends to continue its policy of significantly reducing overall cost structures, reducing pay limits, increasing reserves as well as extending the life of mines, thereby offering socio-economic benefits including the creation of further employment opportunities.

In addition, the resultant increase in profitability and financial flexibility will enable the enlarged group to fund capital and development expenditure, offering long term growth opportunities, improving the overall quality of the enlarged group’s asset portfolio and maximising shareholder returns.

Harmony will continue to explore new business opportunities and pursue suitable acquisitions within South Africa and internationally that could emerge from the continued consolidation within the global gold mining industry. Harmony’s acquisition strategy will be to continue to pursue acquisitions when it is economical to do so, particularly the acquisition of mature assets with turnaround potential and those that fit Harmony’s management model and enhance the enlarged group’s overall resource base.

Harmony intends to continue to support and expand exploration activities as another important avenue for increasing the size of its reserve base. In evaluating and pursuing these projects, Harmony’s goal is to achieve organic growth in South Africa and internationally, including exploring the true potential of Gold Fields’s Cerro Corona and the Arctic Platinum Projects and continue to further develop known potential at Harmony’s Hidden Valley and Wafi/Golpu projects.

12.	Conditions precedent

The proposed merger will be subject to the fulfilment or waiver, in whole or in part, of all or any of the following conditions precedent:

12.1	with regard to the early settlement offer:

12.1.1	the passing and, where applicable, registration by the Registrar, of the Harmony resolutions; and

12.1.2	the registration statement with respect to the Harmony consideration shares in the US offer having been declared effective by the SEC;

12.2	with regard to the subsequent offer:

12.2.1	the passing and, where applicable, registration by the Registrar, of the Harmony resolutions;

12.2.2	Harmony receiving valid acceptances of the subsequent offer from Gold Fields shareholders in respect of in excess of 50% of the entire issued share capital of Gold Fields (including those Gold Fields shares settled by Harmony under the early settlement offer and those Gold Fields shares in respect of which Norilsk has irrevocably undertaken to accept the subsequent offer);

12.2.3	the proposed IAMGold transaction not being implemented for whatever reason including, inter alia, Gold Fields shareholders failing to approve the proposed IAMGold transaction at the Gold Fields general meeting which, on 8 October 2004, Gold Fields confirmed at its presentation to the Investment Analysts Society, will be held on 7 December 2004;

12.2.4	the proposed merger being approved by the Competition Authorities;

12.2.5	the registration statement with respect to the Harmony consideration shares in the US offer having been declared effective by the SEC; and

12.2.6	the approval of all regulatory authorities whose approval is required for the implementation of the proposed merger.

13.	Mvelaphanda Resources empowerment transaction

During March 2004, the Gold Fields shareholders and the shareholders of Mvelaphanda Resources approved the implementation of a transaction in terms of which Mvelaphanda Gold will ultimately acquire 15% of Gold Fields South Africa.

In terms of the empowerment transaction, Mvelaphanda Gold advanced a loan of R4,139 million to Gold Fields South Africa. This loan was financed by way of commercial bank debt of approximately R1,349 million and mezzanine finance of R1,100 million, with the balance of approximately R1,690 million being raised by a domestic and international private placement undertaken by Mvelaphanda Resources.

At the end of a 5 year period, the loan will be repaid and Mvelaphanda Gold will subscribe for 15% of the share capital of Gold Fields South Africa.

Either Mvelaphanda Gold or Gold Fields has the right to require that Mvelaphanda Gold’s 15% interest in Gold Fields South Africa be converted to Gold Fields shares based on an exchange ratio of 15% of the value of Gold Fields South Africa divided by the value of Gold Fields, with the values of both Gold Fields South Africa and Gold Fields being calculated on an adjusted discounted cash flow basis.

In order to enable Mvelaphanda Gold to realise its investment in Gold Fields South Africa if the issued ordinary shares of Gold Fields are delisted, or are to be delisted, from the JSE, Gold Fields is obliged to procure the happening of one of a list of specified events or actions and will notify Mvelaphanda Resources of its election within 30 days of the first public announcement of the transaction which may result in such delisting. It is anticipated that the proposed merger will trigger Gold Fields’ obligations in terms of this provision.

One of the specified events or actions is that Gold Fields procures that, prior to the last date upon which a person must be registered as a Gold Fields shareholder to participate in the subsequent offer, Harmony delivers a notice to Mvelaphanda Resources in which it undertakes in writing in favour of Mvelaphanda Resources to assume all of Gold Fields’ rights and obligations under the share exchange and to timeously perform the obligations so assumed. The intention of this is that the implementation of the share exchange will then result in the acquisition by Mvelaphanda Resources of Harmony shares mutatis mutandis in accordance with the adjusted discounted cash flow valuation methodology.

Harmony intends undertaking to Gold Fields that it will assume all of Gold Fields’ rights and obligations under the share exchange and agreeing, subject to Gold Fields’ approval, to deliver the notice referred to above to Mvelaphanda Resources. The Harmony board is of the view that this would be in the best interests of both Harmony and Gold Fields shareholders.

In order for Harmony to give the undertaking referred to above, it requires approval from the Harmony shareholders to the issue of Harmony shares under the share exchange. A resolution in this regard will be proposed at the Harmony general meeting.

14.	Opinions and recommendations

The Harmony board has considered the terms and conditions of the proposed merger as set out in this circular and is of the opinion that the proposed merger is in the best interests of Harmony and the Harmony shareholders. Accordingly, the Harmony board supports the proposed merger and recommends that Harmony shareholders vote in favour of the Harmony resolutions to be proposed at the Harmony general meeting. The directors of Harmony who hold Harmony shares intend to vote in favour of the Harmony resolutions in respect of their own Harmony shares.

15.	Share capital

15.1	Share capital of Harmony

The authorised share capital of Harmony is R175,000,000 divided into 350,000,000 ordinary shares of 50 cents each. There have been no consolidations or sub-divisions of the share capital of Harmony during the last 3 years.

The unissued authorised share capital has been placed under the control of the directors of Harmony and authorisation has been given to the Harmony board to issue such unissued authorised share capital. The duration of any general authorisation is effective until the next annual general meeting of Harmony shareholders or a period of fifteen months from the date of the resolution, whichever period is the shorter. The next annual general meeting of Harmony has been convened to be held on 12 November 2004 at which meeting it is proposed that the authorised share capital of Harmony be increased to R225,000,000 divided into 450,000,000 shares. At the last practicable date, Harmony’s issued share capital was R160,409,870 divided into 320,819,739 shares.

15.2	Voting rights

Each shareholder of Harmony who, being an individual, is present in person or by proxy, or, being a company, is represented at the Harmony general meeting, is entitled to one vote on a show of hands. On a poll, each Harmony shareholder present in person or by proxy or represented shall have one vote for every share held by such Harmony shareholder. A Harmony shareholder entitled to attend and vote at a general meeting may appoint one or more proxies to attend, speak and vote in his stead. A proxy need not be a shareholder of Harmony.

No Harmony shares have any preferential voting rights attached to them and all Harmony shares participate equally with regards to dividends, profits, capital and any other rights.

15.3	Increase in the authorised share capital of Harmony

The directors propose an increase in the authorised share capital of Harmony. The reason for the proposed increase in the authorised share capital of Harmony is to enable the issue and allotment of the Harmony consideration shares to the Gold Fields shareholders in settlement of the offer consideration.

The effect of the special resolution will be to increase the authorised share capital of Harmony to 1.2 billion shares with a par value of 50 cents each, which will rank pari passu in all respects with the existing ordinary shares in Harmony’s share capital.

As at the last practicable date Harmony’s authorised and issued share capital was as follows:

R million
Authorised share capital
350,000,000 ordinary shares with a par value of 50 cents each	175

175

Issued share capital
320,819,739 ordinary shares with a par value of 50 cents each	160
Share premium	20,729

Total issued share capital	20,889

Implementation of the offer would result in the issue by Harmony of approximately 311,802,855 and 623,605,709 Harmony consideration shares, assuming acceptances in respect of 50% and 100% of the entire issued share capital of Gold Fields.

After the increase in Harmony’s authorised share capital following the Harmony annual general meeting and the passing and, where applicable, registration by the Registrar of the Harmony resolutions, Harmony’s authorised and issued share capital will be as follows:

15.3.1	Acceptances in respect of 50% of the Gold Fields shares

R million
Authorised share capital
1,200,000,000 ordinary shares with a par value of 50 cents each	550

550

Issued share capital
634,068,059 ordinary shares with a par value of 50 cents each	317
Share premium	47,020

Total issued share capital	47,337

15.3.2	Acceptances in respect of 100% of the Gold Field shares

R million
Authorised share capital
1,200,000,000 ordinary shares with a par value of 50 cents each	550

550

Issued share capital
947,394,540 ordinary shares with a par value of 50 cents each	473
Share premium	73,311

Total issued share capital	73,784

15.4	Issues or offers of securities

Save as listed below, during the three years immediately preceding the last practicable date, there has been no material issue of share capital of Harmony and no material issue of share capital of any of its subsidiaries (other than intra-group issues of wholly-owned subsidiaries). The following ordinary share issues were made by Harmony between May 2001 and the last practicable date:

—	18 June 2001:

Harmony entered into an agreement with Simane and the IDC on behalf of Simane, pursuant to which Simane and the IDC subscribed for, respectively, 222,300 Harmony shares issued on

25 September 2001 at R37.86 per Harmony share and 10,958,982 Harmony shares at R36.00 per Harmony share, which represented a 3.5% discount to the closing Harmony share price on the day prior to the issue.

—	29 June 2001:

A total of 27,082,500 Harmony shares and 9,027,500 warrants to purchase 9,027,500 Harmony shares were offered in a global offering. Investors received one warrant for every three Harmony shares they purchased. The Harmony shares were offered at a price of R43.00 per Harmony share.

—	16 January 2002:

Conversion of preference shares in exchange for the issue of 10,958,904 ordinary shares.

—	6 May 2002:

8,500,000 Harmony shares were issued to international investors under a cash placement for a subscription price (including the premium) of R134.44 per Harmony share, which represented a 1.75% discount to the closing Harmony share price on the day prior to the issue.

—	3 February 2003:

8,000,000 Harmony shares were issued for a subscription price (including the premium) of R132.79 per Harmony share, in terms of a general authority to issue shares for cash, representing a 5.5% discount to the closing Harmony share price on the day prior to the issue.

—	May 2001 to June 2003:

From May 2001 to June 2004, 6,947,000 Harmony shares were issued in respect of options exercised and 9,010,603 Harmony shares were issued in respect of warrants.

—	21 July 2003:

6,960,964 Harmony shares issued at R92.75 per Harmony share to Anglo SA in exchange for Avgold shares.

—	11 September 2003:

63,666,672 Harmony shares issued at R111.20 per Harmony share, at a 37% premium to the closing Harmony share price on the day prior to the issue, in exchange for ARMgold shares to acquire ARMgold.

—	3 May 2004:

28,630,526 Harmony shares issued at R101.07 per Harmony share to ARM in exchange for Avgold shares, at a 0.13% discount to the closing Harmony share price on the day prior to the issue.

—	17 May 2004:

31,888,830 Harmony shares issued at R101.07 per Harmony share to ARM in exchange for Avgold shares, at a 0.13% discount to the closing Harmony share price on the day prior to the issue.

—	20 May 2004:

1,685,537 Harmony shares issued at R101.07 per Harmony share to Anglo SA in exchange for Avgold shares, at a 0.13% discount to the closing Harmony share price on the day prior to the issue.

16.	Goodwill

Goodwill represents the excess of the cost of an acquisition over the fair value of Harmony’s share of the net assets of the acquired subsidiary, associate, joint venture or business at the date of acquisition. Goodwill on acquisition of subsidiaries, joint ventures and businesses are included in intangible assets. Goodwill on acquisition of associates is included in investments in associates.

From 30 June 2004, goodwill will be carried at cost less accumulated impairment losses. Prior to 30 June 2004 goodwill was amortised using the straight-line method over the estimated life of the underlying asset.

Goodwill is allocated to cash-generating units for the purpose of impairment testing. At each balance sheet date Harmony assesses whether there is any indication of impairment. If such indications exist an analysis is performed to assess whether the carrying amount of goodwill is fully recoverable. An impairment is made if the carrying amount exceeds the recoverable amount. The gain or loss on disposal of an entity includes the carrying amount of goodwill relating to the entity sold.

17.	Working capital statement

The Harmony board is of the opinion that the working capital resources of the Harmony group is sufficient for its current requirements and will continue to be sufficient for the twelve-month period post the issue of this circular.

18.	Major shareholders

Insofar as is known to the Harmony board, the following Harmony shareholders beneficially held, directly or indirectly, an interest of 5% or more in the Harmony shares in issue at the last practicable date:

Shareholder	Number of Harmony shares	% of issued share capital
Bank of New York (ADR program)	123,036,514	38.4%
ARM	63,632,922	19.8%
Allan Gray Asset Management	34,742,029	10.8%
JP Morgan Chase Bank	24,505,753	7.6%

Total	245,917,218	76.6%

Note:	No individual Harmony shareholder holds a controlling interest in Harmony.

As a result of the proposed merger the beneficial ownership of Harmony shares by each person or entity referred to above which, insofar as is known to the directors of Harmony, held an interest of 5% or more of the Harmony shares in issue at the last practicable date and which also held Gold Fields shares at that date, may be as follows:

	50% acceptances		100% acceptances
Shareholder	Number of Harmony shares	% of issued share capital	Number of Harmony shares	% of issued share capital
Bank of New York (ADR program)	123,036,514	19.6	123,036,514	13.0
ARM	63,632,922	10.1	63,632,922	6.7
Allan Gray Asset Management	34,742,029	5.5	34,742,029	3.7
JP Morgan Chase Bank	24,505,753	3.9	24,505,753	2.6

Total	245,917,218	39.2	245,917,218	26.3

Note: No individual Harmony shareholder will hold a controlling interest in Harmony post the implementation of the proposed merger.

19.	Statement of indebtedness

19.1	Details of the material borrowings of Harmony as at the last practicable date were as follows:

Lender / instrument	Term	Expiry date	Interest rate (%)	Fair value (R million)
Unsecured
Senior unsecured fixed rate bonds (1)	2 years	14-06-2006	13.0%	1 173
Convertible unsecured fixed rate bonds (2)	5 years	15-05-2009	4.9%	1 326
Africa Vanguard (6)	NA	NA	Nil	14

Secured
BAE Systems plc (3)	6 months	02-04-2005	Libor + 2%	56
AngloGold Limited	2 months	01-01-2005	Nil	372
Gold Fields Limited (4)	2 years	10-09-2006	1% of turnover	6
Nedbank Limited (5)	4 years	30-07-2008	JIBAR + 2%	128
Nedbank Limited (7)	2 years	30-06-2006	15.5%	295

Total				3 370

(1)	Senior unsecured fixed rate bonds in an aggregate principal amount of R1,200 million with semi-annual interest payable at a rate of 13% per annum. These bonds will be repayable on 14 June 2006, subject to early redemption at Harmony’s option. The bonds are listed on the Bond Exchange of South Africa. The bonds were issued to settle existing debt and fund the purchase of Elandskraal and New Hampton. As long as the bonds remain outstanding, Harmony will not permit encumbrances on its present or future assets or revenues to secure indebtedness for borrowed money, without securing the outstanding bonds equally and ratably with such indebtedness except for certain specified permitted encumbrances. Included in the amortisation charge as per the income statement is R5 million for amortisation of the bond issue costs.

(2)	International unsecured fixed rate convertible bonds in an aggregate principal amount of R1,700 million. Interest at a rate of 4.9% per annum is payable semi-annually in arrears on 21 May and 21 November of each year, commencing 21 November 2004. The bonds mature 5 years from the issue date at their nominal value of R1,700 million unless converted into Harmony shares. The bonds are convertible at the option of the bondholders at any time on or after 1 July 2004 and up to and including 15 May 2009, unless previously redeemed, converted or purchased and cancelled, into fully paid ordinary shares with a nominal value of Rand 0.50 per share. The fair value of the liability component, included in long-term borrowings, was calculated using a market interest rate for an equivalent non-convertible bond (10%). The residual amount, representing the value of the equity conversion component, is included in the shareholders’ equity in fair value and other reserves net of the deferred income taxes. In subsequent periods, the liability component continues to be presented on the amortised cost basis, until extinguished on conversion or maturity of the bonds. The equity conversion component is determined on the issue of the bonds and is not changed in subsequent periods. The bonds are listed on the LSE for Bonds. The terms and conditions of the bonds prohibit Harmony and its material subsidiaries from creating any encumbrance or security interest over any of its assets to secure any relevant debt (or any guarantee or indemnity in respect of any relevant debt) without according the same security to the bondholders or without obtaining the prior approval of the bondholders.

(3)	US dollar denominated term loan of R56 million (US$9.0 million) for financing the design, development and construction of a facility for the manufacture and sale of value added gold products at Harmony’s premises in the Free State. The loan is secured by a notarial covering bond over certain gold proceeds and other assets and is repayable in full on 2 April 2005. The loan bears interest at LIBOR plus 2% which is accrued daily from the drawdown date and interest is repayable on a quarterly basis.

(4)	Amount due to Gold Fields, to settle the purchase consideration of R129 million for the acquisition of St Helena, which is payable by way of a 1% royalty on turnover, monthly in arrears, for a period of 48 months, commencing on the 10th of the month following the effective date, being 29 October 2002. The loan is secured by the St Helena assets acquired from Gold Fields.

(5)	Term loan facility of R116 million with Nedbank Limited for the purpose of partially funding Africa Vanguard’s purchase of an undivided 26% share of the Mining Titles in respect of the Doornkop shaft, to be contributed to the Doornkop joint venture with Randfontein. Interest at a fixed rate equal to JIBAR plus 2% shall be repayable to the extent that the borrower received profit participation interest for the interest periods. Unpaid interest shall be capitalised and repaid with the loan amount. The loan amount and any interest accrued is repayable on 30 July 2008. Interest capitalised during the year ended 30 June 2004 amounted to R12 million. The loan is secured by the undivided 26% share of the Mining Titles in respect of the Doornkop shaft.

(6)	During the year Africa Vanguard borrowed R14 million from its holding company to service working capital commitments. The loan is unsecured and interest free, with no fixed terms of repayment.

(7)	Term loan facility of R500 million with Nedbank Limited for the purpose of partially funding ARMgold’s acquisition of shares in Freegold and loans made by ARMgold to Freegold in connection with the acquisition of mining assets from AngloGold Limited. The facility is collateralised by a pledge of the following:

i.	ARMgold’s shares in Freegold;

ii.	the proceeds to ARMgold from the exercise of call options of Harmony set out in the Freegold Joint Venture Agreement;

iii.	the proceeds to ARMgold of put options purchased by ARMgold to create downside protection on the gold price; and

iv.	all amounts owing to ARMgold by Freegold.

19.2	Directors’ borrowing powers

The Harmony board may raise, borrow or secure the payment of any sums of money for Harmony’s purposes as they see fit. However, without the approval of the requisite majority of Harmony shareholders present in person or by proxy in general meeting, the aggregate principal amount outstanding in respect of monies raised, borrowed or secured by Harmony and any of its subsidiaries may not exceed the greater of (i) R40 million or (ii) the aggregate amount, from time to time, of Harmony’s issued and paid up capital, plus the aggregate of the amounts standing to the credit of all distributable and non-distributable reserves, plus Harmony’s share premium account and the share premium accounts of Harmony’s subsidiaries.

The Companies Act provides that a company may only make a loan to its owner, director or manager with the prior consent of all the members of the company or pursuant to a special resolution relating to a specific transaction.

The borrowing powers of the directors have not been exceeded in the last three years prior to the last practicable date.

20.	Loans receivable

At the last practicable date, Harmony had no loans receivable.

No material loans have been made by the Harmony group to parties outside of the Harmony group.

No loans have been made or security furnished by Harmony or any of its subsidiaries to or for the benefit of any director or associate of any director.

21.	Capital commitments and contingent liabilities

The Harmony group is subject to contingencies, which occur in the normal course of business including legal proceedings and claims that cover a wide range of matters. None of these claims are expected to result in a material gain or loss to the Harmony group.

Commitments in respect of contracts placed for capital expenditure as at 30 June 2004 amounted to:

	2004 R’m	2003 R’m
Capital commitments
Contracts for capital expenditure	77	34
Authorised by directors but not contracted for	4,178	2,156

	4,255	2,190

Future capital expenditure will be funded by a combination of internally generated cash flow and debt facilities.

Harmony has no operating lease commitments as at 30 June 2004.

22.	Material changes

Since the publication of the audited results for the twelve months ended 30 June 2004, there have been no material changes in the financial or trading position of Harmony other than in terms of the proposed merger and Harmony’s shareholding in Bendigo was diluted from 31,6% to 11.63% pursuant to the issue by Bendigo of shares at A$0.72 per share in a capital raising exercise in terms of which Bendigo raised A$100 million and then further diluted to 11.63% as a result of a issue by Bendigo for a share purchase plan. As a result, Harmony’s investment in Bendigo will no longer be classified as an investment in an associate.

23.	Material contracts

Save as set out below, the Harmony group has not entered into any significant contracts other than in the ordinary course of the business carried on by the Harmony group within the two year period prior to the last practicable date or during an earlier year and which remain in any respect outstanding or unperformed:

—	On 21 January 2003, Randfontein entered into an agreement with Africa Vanguard, pursuant to which Randfontein sold 26% of its mineral rights in respect of the Doornkop mining area to Africa Vanguard for an initial purchase price of R250 million plus VAT. Randfontein and Africa Vanguard also entered into a joint venture agreement on the same day, pursuant to which they agreed to jointly conduct a mining operation in respect of the Doornkop Mining Area. The agreements were subject to the fulfilment of certain conditions precedent, the last of which was fulfilled on 12 August 2003 and the initial purchase price of which was paid on 15 August 2003. For US GAAP purposes, Harmony will not account for this transaction as a sale, but will consolidate the results of Africa Vanguard and the Doornkop joint venture, as both these entities have been determined to be variable interest entities for accounting purposes, with Harmony as the primary beneficiary of both variable interest entities.

—	On 22 April 2003, Harmony, jointly with ARMgold, acquired a 34.5% shareholding in Avmin for an aggregate consideration of R1.7 billion.

—	On 15 July 2003, Harmony announced that it had entered into an agreement with Anglo SA whereby it acquired 77,540,830 ordinary shares in Avgold, equivalent to 11.5% of Avgold’s outstanding share capital, in exchange for the issue by Harmony of 6 960 964 new Harmony ordinary shares to Anglo SA. The agreement with Anglo SA provides that should Harmony make an offer to acquire the remaining shares in Avgold held by Avgold shareholders the consideration payable to Anglo SA will be adjusted to reflect the amounts paid to such Avgold shareholders.

—	On 22 September 2003, Harmony and ARMgold consummated a merger, the terms of which were announced on 2 May 2003. Pursuant to the merger agreement, following the respective company shareholder approvals, Harmony issued 2 ordinary shares for every 3 ARMgold ordinary shares acquired. ARMgold also paid its shareholders a special dividend of R6.00 per ordinary share prior to the consummation of the merger. Harmony issued 63 670 000 ordinary shares to ARMgold’s shareholders which resulted in ARMgold becoming a wholly-owned subsidiary of Harmony.

—	On 14 October 2003 Harmony disposed of its interest in Highland Gold Mining Limited for R833 million.

—	On 17 October 2003 Harmony sold its shareholding in High River Gold for R162 million.

—	On 7 November 2003, Harmony entered into an agreement to dispose of its wholly-owned subsidiary Kalgold to Aflease for a total consideration of R275 million. The consideration comprised a cash payment of R137,5 million and the balance through the issue by Aflease of new ordinary shares valued at R137,5 million. Although all the other conditions precedent to the agreement were met, Aflease could not provide appropriate funding and the contract was subsequently cancelled on 15 March 2004.

—	Also on 7 November 2003, Abelle announced that it had entered into negotiations with Legend Mining Limited, whereby Legend had offered to purchase the Gidgee gold project. Legend made an offer to buy Abelle’s 100% legal and beneficial interest in the project for a consideration of A$6.5 million (subject to certain adjustments) comprising approximately 600 square kilometres of mining and exploration tenements together with project infrastructure including the CIP gold treatment plant, haul roads and access infrastructure, underground mine and associated infrastructure as well as stockpiles, reserves and resources. The transaction was completed successfully following the receipt of all necessary government consents and approvals.

—	On 13 November 2003, Harmony announced that it had reached an agreement in principle with ARM in terms of which it would enter into a number of transactions with ARM. The first transaction involved Harmony acquiring ARM’s 286 305 263 ordinary shares in Avgold, equivalent to 42.2% of Avgold’s issued share capital, in exchange for the issue by Harmony of 28 630 526 new Harmony ordinary shares to ARM. At that stage Harmony already owned 11.5% of Avgold’s share capital. The acquisition of ARM’s 42.2% interest in Avgold became unconditional in April 2004, when Harmony was required to make a mandatory offer to the Avgold minority shareholders on the same terms on which it acquired ARM’s interest in Avgold. On 15 April 2004, ARM shareholders approved the transaction. In terms of a share exchange agreement, ARM received 1 Harmony share for every 10 Avgold shares held. On 11 May 2004, Harmony announced that its mandatory offer to Avgold minorities was successful and that a total of 62 204 893 Harmony shares were issued to acquire the entire shareholding in Avgold. Harmony also disposed of its Kalplats platinum project and associated mineral rights to ARM, in exchange for 2 million new ARM ordinary shares to be issued to Harmony. All of the above mentioned transactions were consummated during May 2004, which resulted in Avgold becoming a wholly-owned subsidiary of Harmony.

—	On 15 March 2004, Harmony announced an offer to holders of ordinary shares, listed options and unlisted options in Abelle that Harmony did not already own. The acquisition of the Abelle minorities is valued at approximately R620 million or A$125 million. On 19 May 2004, Harmony announced that its bid for all the outstanding securities in Abelle was unconditional and proceeded with a compulsory acquisition of all the securities in Abelle, which resulted in Abelle becoming a wholly-owned subsidiary of Harmony.

—	During March 2004 Harmony completed the disposal of 100% of the issued and outstanding shares of Harmony Gold (Canada) Inc., the Bissett operation, to San Gold Resources Corporation, Gold City Industries Limited and Rice Lake Joint Venture Inc for C$7,5 million, which was made up of C$3,5 million in cash plus C$4 million in shares of San Gold and Gold City. Rice Lake is owned jointly by San Gold and Gold City.

—	On 28 April 2004, Harmony announced that it had entered into a joint venture with Network Healthcare Holdings Limited (Netcare). The joint venture company is known as Healthshare and has been formed for the purpose of managing the provision of healthcare services to the Harmony group. The agreement between Harmony and Netcare, subject to certain conditions precedent, forms the first part of a deal that will eventually see the complete outsourcing of the management of Harmony’s healthcare. Until now, only know-how has been contributed by Harmony.

—	On 21 May 2004, Harmony announced that it had raised R1.7 billion at an issue price of 100% by way of a specific issue of convertible bonds to international investors. The convertible bonds are Rand denominated and interest is payable semi-annually in arrears at a rate of 4.9% per annum. The convertible bonds may be converted into ordinary shares at a price of R121.00 per share, from 21 May 2004, until the 7th day prior to the maturity date which is expected to be on 21 May 2009.

Save as set out below, the directors of Harmony are not aware of any transaction that Gold Fields has entered into with any significant contracts other than in the ordinary course of the business carried on by the Gold Fields group within the two year period prior to the last practicable date or during an earlier year and which remain in any respect outstanding or unperformed:

—	On 26 November, 2003, Gold Fields and Mvelaphanda Resources announced the terms of an agreement in principle for a broad-based BEE consortium, led by Mvelaphanda Resources, to acquire an effective 15% beneficial interest in the South African gold mining assets of Gold Fields for a purchase consideration of approximately R4.1 billion.

—	In a detailed terms announcement published in the press on 1 October 2004, Gold Fields announced that it had signed a definitive agreement with IAMGold, pursuant to which IAMGold will, subject to certain conditions precedent, acquire all of Gold Fields’s mining, development and exploration assets located outside the SADC. IAMGold will, subject to adjustment, issue to Gold Fields 351 690 218 fully paid and non assessable common shares in IAMGold in consideration for such assets, which would result in Gold Fields owning approximately 70% of the fully diluted equity of the enlarged company to be renamed Gold Fields International. In addition, IAMGold shareholders will receive a special cash dividend of C$0.50 per IAMGold share.

24.	Directors

24.1	Appointment, qualifications, remuneration and borrowing powers of directors

The Articles of Association of Harmony provide that the Harmony board of directors must comprise no less than 4 and not more than 20 directors. The board of directors of Harmony currently consists of 14 directors. In accordance with the JSE Listings Requirements, one third of the directors are on a rotating basis, obliged to retire and are eligible for re-election at each annual general meeting.

The relevant extracts from the articles of association of Harmony providing for the appointment, qualifications, remuneration and borrowing powers of the directors are set out in Annexure VII to this circular.

To the best of the knowledge and belief of the Harmony board, none of the directors have:

•	ever been convicted of an offence resulting from dishonesty, fraud or embezzlement;

•	ever been adjudged bankrupt or sequestrated in any jurisdiction;

•	at any time assigned their estate, suspended payment or compounded with their creditors;

•	ever been found guilty in disciplinary proceedings, by an employer or regulatory body, due to dishonest activities;

•	ever been barred from entry into any profession or occupation; and

•	ever been convicted in any jurisdiction of any criminal offence, or an offence under legislation relating to the Companies Act.

24.2	Full names, function and business address of the directors

Name	Function	Address
Executive

Bernard Swanepoel (South African)	Chief Executive	Harmony Corporate Office, Randfontein Office Park, Corner Main Reef Road and Ward Avenue, Randfontein, PO Box 2, Randfontein, 1760, South Africa

Ferdi Dippenaar (South African)	Executive Director	Harmony Corporate Office, Randfontein Office Park, Corner Main Reef Road and Ward Avenue, Randfontein, PO Box 2, Randfontein, 1760, South Africa

Ted Grobicki (South African)	Executive Director	Harmony Corporate Office, Level 1, 10 Ord Street, West Perth, WA, 6005

Mangisi Gule (South African)	Executive Director	Harmony Corporate Office, Randfontein Office Park, Corner Main Reef Road and Ward Avenue, Randfontein, PO Box 2, Randfontein, 1760, South Africa

Nomfundo Qangule (South African)	Executive Director	Harmony Corporate Office, Randfontein Office Park, Corner Main Reef Road and Ward Avenue, Randfontein, PO Box 2, Randfontein 1760, South Africa

Non-executive

Patrice Motsepe (South African)	Non-executive Chairman	Harmony Corporate Office, Randfontein Office Park, Corner Main Reef Road and Ward Avenue, Randfontein, PO Box 2, Randfontein, 1760, South Africa

Frank Abbott (South African)	Non-executive Director	Harmony Corporate Office, Randfontein Office Park, Corner Main Reef Road and Ward Avenue, Randfontein, PO Box 2, Randfontein, 1760, South Africa

Nolitha Fakude (South African)	Non-executive Director	Harmony Corporate Office, Randfontein Office Park, Corner Main Reef Road and Ward Avenue, Randfontein, PO Box 2, Randfontein 1760, South Africa

Dr Simo Lushaba (South African)	Non-executive Director	Harmony Corporate Office, Randfontein Office Park, Corner Main Reef Road and Ward Avenue, Randfontein, PO Box 2, Randfontein 1760, South Africa

Mike Pleming (South African)	Non-executive Director	Harmony Corporate Office, Randfontein Office Park, Corner Main Reef Road and Ward Avenue, Randfontein, PO Box 2, Randfontein, 1760, South Africa

Cedric Savage (South African)	Non-executive Director	Harmony Corporate Office, Randfontein Office Park, Corner Main Reef Road and Ward Avenue, Randfontein, PO Box 2, Randfontein, 1760, South Africa

Modise Motloba (South African)	Non-executive Director	Harmony Corporate Office, Randfontein Office Park, Corner Main Reef Road and Ward Avenue, Randfontein, PO Box 2, Randfontein 1760, South Africa

Rick Menell (South African)	Non-executive Deputy Chairman	Harmony Corporate Office, Randfontein Office Park, Corner Main Reef Road and Ward Avenue, Randfontein, PO Box 2, Randfontein, 1760, South Africa

Name	Function	Address

Dr Morley Nkosi (South African)	Non-executive Director	Harmony Corporate Office, Randfontein Office Park, Corner Main Reef Road and Ward Avenue, Randfontein, PO Box 2, Randfontein, 1760, South Africa

24.3	Expertise and experience:

Executive Directors

Bernard Swanepoel (43) BSc (Mining Engineering), B Com (Hons), Chief Executive and an Executive Director. Bernard Swanepoel started his career with Gengold in 1983, culminating in his appointment as general manager of Beatrix Mines in 1993. He joined Randgold in 1995 as Managing Director of Harmony. For the past 8 years, Bernard has led the team behind the company’s growth and acquisition initiatives. Harmony today boasts a substantial reserve base in excess of 60 million ounces, a production base making it the 6th largest gold producer in the world, and a healthy pipeline of quality growth projects which will ensure the company’s future. Bernard is the Chairman of Abelle, he serves on the board of directors of ARM Limited, he is a non-executive member of the Sanlam board of directors and the Vice-President of the South African Chamber of Mines.

Ferdi Dippenaar (42), BCom, BProc, MBA, Marketing Director and an Executive Director. Ferdi started his career at the Buffelsfontein gold mine in 1983 and completed his degrees through part-time studies while employed in various financial and administrative capacities at the Gengold mines. In 1996 he became managing director of Grootvlei and of East Rand Proprietary Mines. Following Harmony’s acquisition of Grootvlei and Cons Modder, he was appointed Marketing Director of Harmony in 1997. He oversees Harmony’s direct marketing activities as well as the company’s investor relations programme.

Ted Grobicki (54), BSc (Hons) (Geology) MSc (Minerals Exploration) PrSciNat, FIMM, Executive Officer for Harmony’s Australian operations and an Executive Director. After fulfilling various roles within mining and exploration companies in South Africa, Namibia and Zimbabwe, Ted was appointed chief executive of Texas Gulf Inc South Africa in 1979. He has since served at a senior executive level in a wide range of public and private companies in the mining sector and was appointed as non-executive director of Harmony in 1994. With Harmony’s merger with Kalgold and West Rand Cons in 1999, he was appointed as executive director focusing on new business. Ted has 30 years’ experience in all aspects of the mining industry, including exploration, evaluation, development, mine management, financial and corporate management. He oversees Harmony’s Australian operations.

Mangisi Gule (52), BA (Hons), an Executive Director. Mangisi has extensive experience in the field of Management, Training and Human Resources, Communications and Corporate Affairs. He is a member of various professional and executive associations. Apart from having qualifications in Business Management from Wits Business School, Mangisi has extensive experience in Leadership, Mentoring, Management, Training and Human Resources. He has been a principal Lecturer, Chairman of various professional bodies, member of various executive committees, external examiner for the then Department of Education and Training (DET). He also has valuable experience in Communications having worked extensively with both Print and Electronic Media when he was an Executive Director, Human Resources and Communications with ARMgold before it merged with Harmony.

Nomfundo Qangule (38), B Comm, B Comm (Hons) CTA, CA (SA), Member of CAIB (SA) and appointed as the Financial Director of Harmony on 26 July 2004. Prior to joining Harmony, Nomfundo was the Executive Manager of Worldwide African Investment Holdings (Proprietary) Limited. She was one of the executive committee members of WAIH, responsible for providing strategic direction to the company. Some of the other positions Nomfundo held whilst at Worldwide include that of chairperson of the board of directors of Argil Holdings (Proprietary) Limited. Nomfundo was also a non-executive director of CS Holdings Limited where she served as a Remuneration Committee member, Audit Committee member, as well as an Investment Committee member. In addition she was an Executive Committee member and non-executive director of Negotiated Benefits Consultants (Pty) Ltd. She worked in the Corporate and International Division of Nedcor Bank Limited as a Credit Manager. Later she joined Absa Corporate and Merchant Bank’s credit division. She is a qualified Chartered Accountant, a member of the Institute of Bankers and holds a certificate in financial markets from Acumen. Nomfundo obtained her B Comm degree from Rhodes University and completed her B Compt (Hons) CTA through Unisa.

Non-Executive Directors

Patrice Motsepe (42) BA (Legal), LLB, Non-executive Director. Founder and former Executive Chairman of ARMgold which merged with Harmony in 2003. Patrice is now Harmony’s non-executive Chairman. In 2002 he was voted South Africa’s Entrepreneur of the Year. In the same year, he was voted by the CEO’s of the top 100 companies in South Africa as South Africa’s Business Leader of the year. Patrice has significant entrepreneurial expertise and knowledge of the new business environment in South Africa and will be central in helping to steer Harmony to grow and be competitive. Patrice was a partner specialising in mining and business law at Bowman Gilfillan Inc., a leading South African law firm. He was employed for approximately 4 years by McGuire Woods LLP, a law firm in Richmond, Virginia, USA. He was initially based in Richmond and thereafter moved to South Africa where he was their legal consultant for their Southern African legal practice. In 1994, he founded Future Mining (Proprietary) Limited which grew rapidly to become a competitive contract mining company. In 1998 he founded African Rainbow Minerals (Proprietary) Limited which became ARMgold, and was successfully listed on the JSE in 2002. In 2001, he founded African Rainbow Minerals Platinum (Proprietary) Limited and ARM Mining Consortium Limited which entered into a 50/50 joint venture with Anglo American Platinum Corporation Limited for the establishment of a new mine. He was Senior Vice President of the Chamber of Mines and is a “Global Leader of Tomorrow” of the World Economic Forum (WEF). He is a member of the National Economic Development and Labour Council (NEDLAC), which is South Africa’s primary institution for social dialogue between organised business, government, labour and community on issues of social and economic policy. He is currently the President of the first non-racial, united and recognised business organisation in South Africa, namely Business Unity South Africa (BUSA), which is the “voice of business” in South Africa, as well as President of the first non-racial, united and recognised organisation representing the various chambers of commerce and industry in South Africa, namely Chambers of Commerce and Industry South Africa (CHAMSA). Patrice is also the Chief Executive and Chairman of ARM Limited.

Frank Abbott (49), BCom, CA(SA), MBL, Non-executive Director. Frank joined the Rand Mines/Barlow Rand Group in 1981, where he obtained broad financial management experience at operational level. He was appointed as financial controller to the newly formed Randgold in 1992 and was promoted to financial director of that group in October 1994. Until 1997, he was also a director of the gold mining companies Blyvooruitzicht, Buffelsfontein, Durban Roodepoort Deep and East Rand Proprietary Mines and a non-executive director of Harmony, which culminated in his appointment as financial director of Harmony in the same year. Following the ARM Limited/ARMI transaction, it was agreed by the Harmony board that Frank be appointed as Financial Director of ARM Limited and remains on Harmony’s board as non-executive director due to his skills and expertise.

Nolitha Fakude (39), BA (Hons) (Psychology, Education and English) and an independent non-executive Director. Nolitha has been a director of Harmony since September 2002. Nolitha Fakude is the Managing Director of the Black Management Forum (BMF). Nolitha serves on various boards, including BMF Investment Company, The People’s Bank, Business Partners as well as Wheat Trust. Nolitha was recently appointed by the Gauteng MEC for Economic Affairs as one of the Rainmakers for the Blue IQ project. She is also an executive director of Nedbank Limited.

Dr Simo Lushaba (38), BSc (Advanced Biochemistry), MBA, DBA non-executive Director and an independent non-executive Director. Simo has been a director of Harmony since October 2002. Simo also serves as non-executive Chairman of PIKITUP Johannesburg (Proprietary) Limited and as a non-executive director of Trans-Caledon Tunnel Agency (TCTA). He is currently the Chief Executive of Rand Water.

Rick Menell (48) MA, MSc and deputy non-executive Chairman of Harmony. Trained as a geologist, Rick has been a merchant banker in New York and Melbourne. He also worked as an executive director of Delta Gold in Australia. He joined ARM Limited in February 1992 as assistant financial manager, mines. He was later appointed manager, finance and administration (mines) and then general manager, corporate services. Rick was appointed managing director of ARM Limited in 1996 and in 1999 was elected president of the Chamber of Mines of South Africa. He is also chairman of the South African Tourism Board, a director of the Standard Bank Group Limited, Telkom Limited and Mutual & Federal Insurance Company Limited and a trustee of the

National Business Trust. Since 2002 to April 2004, Rick was appointed as chairman of ARM Limited. Following the transaction with ARM Limited during April 2004 he was appointed as Harmony’s deputy chairman.

Modise Motloba (38) (BSc), Diploma in Strategic Management, Baruch College, New York and appointed Non-Executive Director of Harmony on 30 July 2004. Modise started his career with Rand Merchant Bank in 1993 as a trainee in the treasury division were he progressed to be the Money Markets Dealer and Risk Manager. He then moved on to African Merchant Bank in 1998 as the Head of Money Markets Division. In 2000 he was employed by African Harvest Fund Managers as the Fixed Interest Portfolio Manager & Treasury Specialist. He then worked as a Structured Debt and Equity Markets Specialist, focusing on Risk Management, Debt Securitisation and Pension Fund Solutions within the firm. He is the former President of the Association of Black Securities and Investment Professionals (ABSIP) and he led ABSIP and the Black Business Council in formulating the Financial Sector Charter with other industry bodies such as the Banking Council, Life Officers’ Association and the JSE. Modise is the recipient of the prestigious 2003 Black Business Quarterly Investment Specialist Award which recognises a leader who made a lasting contribution in the investments arena and broader financial and economic landscape. Modise is a member of the South African Financial Markets Board and a member of the Standing Committee on the Revision of the Bank’s Act 1990, under the auspices of the Ministry of Finance. He is also a council member of the NAFCOC/Johannesburg Chamber of Commerce and Industry (JCCI) Unity Committee. He is a director of companies including Wealthridge Investments, Uthajiri Investments and Africa Vukani Investment Management Services.

Dr Morley Nkosi (69) PhD (Economics), MBA, BS (Economics), an independent non-executive director. Apart from being an academic, economist and businessman, Dr Nkosi is the managing associate of Morley Nkosi Associates. He serves on several boards including that of lnvestec Bank Limited and was recently appointed as Chairperson of Ferrostaal Investments South Africa (FERISA).

Mike Pleming (68), Pr Eng. FIMM and an independent non-executive Director. Mr Pleming has been a director of Harmony since September 1998. Mike started his career in mining engineering on the Zambian Copperbelt. He joined TransNatal (now Ingwe) in 1975 as general manager of Optimum Collieries and was later appointed project manager and consulting engineer. He joined Liberty Asset Management in 1982 where he was responsible for mining investment research. He retired in 1995 and has since undertaken a series of mining investment-related assignments. Following Harmony’s acquisition of Evander in 1998, he joined the company as a non-executive Director. He is also a director of Impala Platinum Holdings Limited. Mike has approximately 31 years’ mining and approximately 15 years’ mining investment experience.

Cedric Savage (65) BSc Eng, MBA, ISMP, an independent non-executive Director. Cedric commenced his career in the UK in 1960 as a graduate engineer with Fairey Aviation and in 1963 returned to South Africa where he worked in the oil (Mobil), textile (Felt & Textiles) and the chicken (Rainbow Chickens Limited) industries. In 1993/1994, he was appointed President of the South African Chamber of Business. He has also served as Chairman of the Board of Governors on the Natal University Development Foundation and as a member of Council of the University of Natal. He joined the Tongaat-Hulett Group in 1977 as Managing Director of Tongaat Foods and thereafter progressed to Executive Chairman of the Building Materials Division, Chief Executive Officer of The Tongaat-Hulett Group Limited in 1991 and in May 2000, he assumed the dual roles of Chief Executive Officer and Executive Chairman. He is currently non-executive chairman of the Tongaat-Hulett Group and serves on a number of other boards.

24.4	Directors’ interests in Harmony shares

Reflected in the table below are the directors’ interests in Harmony shares as at the last practicable date and post implementation of the proposed merger. The number of Harmony shares held by the directors of Harmony will not be varied as a consequence of the proposed merger:

	Beneficial		Non-beneficial		% of issued share capital
	Direct	Indirect	Direct	Indirect	Before the proposed merger	50% acceptances	100% acceptances
Executive
Z B Swanepoel	10 000	—	—	—	—	—	—
F Dippenaar	—	—	—	—	—	—	—
T Grobicki	—	—	—	29 388	—	—	—
W M Gule	—	—	—	—	—	—	—
V N Qangule	—	—	—	—	—	—	—

Non-executive
P T Motsepe	—	33 089 189	—	—	10.2	5,2	3,5
F Abbott	—	—	—	—	—	—	—
V N Fakude	—	—	—	—	—	—	—
D S Lushaba	—	—	—	—	—	—	—
M F Pleming	—	—	—	—	—	—	—
Lord Renwick of Clifton KCMG*	5 105	—	—	—
C M L Savage	—	—	—	—	—	—	—
M Motloba	—	—	—	—	—	—	—
R P Menell	800	—	—	—	—	—	—

	15 905	33 089 189	—	29 388	—	—	—

*	Resigned on 17 October 2004

—	All holdings are beneficial other than the 29 388 shares held by a trust of which T Grobicki is a trustee, but not a beneficiary.

—	The 14% indirect shareholding held by P Motsepe, through a family trust, was transferred to ARM in accordance with the ARM transaction in April 2004.

24.5	Directors’ interests in Harmony options

As at the last practicable date, share options outstanding and held by directors were as follows:

	As at 30 June 2004			Allocated subsequent to financial year end
Director	Number	Issue date	Average price (Rand)	Number	Issue date	Average price (Rand)	Total
Executive
Z B Swanepoel	128 800	20/11/2001	49.60	145 600	11/08/2004	66.15	274 400
F Dippenaar	36 700	20/11/2001	49.60	93 300	11/08/2004	66.15	130 000
T S A Grobicki	107 400	21/09/1999	44.63	86 300	11/08/2004	66.15	193 700
W M Gule	22 747		66.00	62 253	11/08/2004	66.15	85 000
N V Qangule	—		—	130 000	11/08/2004	66.15	130 000

Non-executive
P T Motsepe	—		—	—		—	—
F Abbott*	73 400	20/11/2001	49.60	—		—	73 400
V N Fakude	—		—	—		—	—
Dr D S Lushaba	—		—	—		—	—
R P Menell	—		—	—		—	—
M Motloba	—		—	—		—	—
Dr M Z Nkosi	—		—	—		—	—
Lord Renwick of Clifton KCMG†	—		—	—		—	—
M F Pleming	—		—	—		—	—
C M L Savage	—		—	—		—	—

All options have a 10 year term from date of issue.

*	Options awarded in his capacity as an executive director prior to his appointment as a non-executive director

†	Resigned on 17 October 2004

24.6	Directors’ interests in transactions

The directors of Harmony had no beneficial and/or non-beneficial direct and/or indirect interests in any unusual or material transactions entered into by the Harmony group during the current or immediately preceding financial year or during an earlier financial year and which remain in any respect outstanding or unperformed, other than as stated below.

Harmony’s largest shareholder up to the end of April, 2004, holding approximately 14% of the new company since the ARMgold merger was African Rainbow Mineral and Exploration Investments (Proprietary) Limited (ARMI), represented by Patrice Motsepe. These shares were sold to ARM.

With respect to ARM, ARMI and Harmony have entered into a voting agreement whereby ARMI has the power and authority to exercise all of the voting rights attaching to Harmony’s ARM shares (excluding certain resolutions which, if approved, would result in a disposal of Harmony’s ARM shares) and to appoint itself as proxy in respect thereof at general and other meetings of ARM. Harmony’s ARM shares may not during a 3 year lock-up period (or until the Harmony group holds “new order rights” as defined in the South African Mineral and Petroleum Resources Development Act, 2002 (Act 28 of 2002), as amended, be transferred or, subject to an existing pledge and certain conditions, encumbered, by Harmony. In order to ensure that ARMI continues to own (directly or indirectly), together with Harmony’s ARM shares, that number of ARM shares which constitute more than 50% of ARM’s issued share capital, ARMI may not during the 3 year lock-up period transfer any of its ARM shares which are required to make up that number and will during the lock-up period ensure that more than 50% of its own share capital is owned and controlled by Historically Disadvantaged South Africans (as contemplated in the South African Mining Charter).

At the end of the lock-up period and for a period of five years thereafter, ARMI has a right of first refusal to purchase all of Harmony’s ARM shares then owned by Harmony. If Harmony wishes to transfer any of such remaining shares to any person other than ARMI, in a transaction on the JSE, it shall first offer to sell the remaining shares in question to ARMI in accordance with the provisions of the ARM voting agreement. If ARM wishes to sell any of the remaining shares otherwise than under a third party transaction in accordance with such provisions, it shall first offer to sell the shares in question to ARMI.

Harmony has, with effect from September 2003, acquired several companies owned by ARMI. These companies had competitive contractual arrangements with ARMgold for the provision of services and supplies related to ARMgold’s business which were entered into before the ARMgold merger. These companies continue to provide services and supplies to Harmony.

Certain of ARMI’s subsidiaries and community development companies established for the benefit of the 60,000 community residents living near the ARM Mining Consortium/Anglo Platinum Joint Venture mine received non-interest bearing loans from ARMgold prior to the ARMgold merger in the aggregate amount of R37 million. No interest was charged due to ARMgold’s long-term commitments and contribution to upliftment and empowerment, for which ARMgold has received recognition and credit. These loans have been repaid in full.

Ted Grobicki held, directly or indirectly, shares in WestRand Consolidated Mines Limited and Kalgold. These shares converted into Harmony ordinary shares upon Harmony’s acquisition of these companies.

Pieter Taljaard, Andre Wilkens and Michael King all held shares directly in ARMgold. Following the Merger with ARMgold, these shares were converted to Harmony shares. All three of these directors resigned as directors of Harmony following the transaction with ARM.

24.7	Directors’ interests in Gold Fields

As at the last practicable date, Harmony had no beneficial and is not aware of any of its directors having a beneficial and/or non-beneficial direct and/or indirect interest in Gold Fields shares.

24.8	Directors’ dealings

As far as Harmony is aware, none of its directors had dealings in Harmony or Gold Fields shares, other than referred to below, during the period between 30 June 2004, being the date of Harmony’s last financial reporting period for the twelve-month period then ended, to the last practicable date.

—	On 20 August 2004, F Dippenaar sold 1 500 Gold Fields ADRs at US$12.62; and

—	On 21 September 2004, F Dippenaar sold 1 000 Gold Fields ADRs at US$12.84.

24.9	Directors’ emoluments

Details of the directors emoluments paid to directors of Harmony during the financial year ended 30 June 2004 are set out in paragraph below:

Director	Directors fees (R’000)	Retained bonus from prior year (R’000)	Salaries (R’000)	Retirement contribution (R’000)	Bonus paid for the year (R’000)	Total (R’000)
Executive *
Z B Swanepoel	—	3 000	1 748	262	—	5 010
F Dippenaar	—	2 000	975	250	—	3 226
T S A Grobicki **	—	2 000	2 473	223	—	4 695
W M Gule ***	—	—	576	16	—	592
N V Qangule ****	—	—	—	—	—	—
D Simelane †	—	—	403	25	—	428
P Taljaard †	—	—	846	25	—	871
A Wilkens †	—	—	922	164	—	1 086

Non executive
P T Motsepe	65	—	—	—	—	65
F Abbott *****	—	2 000	1 107	166	—	3 273
V N Fakude	120	—	—	—	—	120
Dr D S Lushaba	110	—	—	—	—	110
R P Menell	20	—	—	—	—	20
M Motloba #	—	—	—	—	—	—
Dr M Z Nkosi	25	—	—	—	—	25
Lord R Renwick of Clifton KCMG††	110	—	—	—	—	110
M F Pleming	140	—	—	—	—	140
C M L Savage	95	—	—	—	—	95
Dr M Bakane-Tuoane †	60	—	—	—	—	60
M King †	55	—	—	—	—	55
Sibussiso Sibisi †	55	—	—	—	—	55
M Sisulu †	55	—	—	—	—	55
Dr Rejoice Simelane †	60	—	—	—	—	60

Total	970	9 000	9 050	1 131	—	20 152

*	All executive directors have waived their directors’ fees in terms of Harmony’s Articles of Association.

**	TSA Grobicki was seconded to Australia at the end of February 2003. His salary is paid in Australian Dollars.

***	WM Gule joined Harmony on 23 September 2003.

****	VN Qangule was only appointed as Financial Director on 26 July 2004.

*****	F Abbott resigned as executive director on 22 April 2004 and was appointed as non-executive director on 23 April 2004 due to his skills and expertise. He has waived his non-executive fees.

†	Resigned to join the ARM board.

#	M Motloba was only appointed as a non-executive director on 30 July 2004.

††	Resigned on 17 October 2004.

24.10	Directors’ service contracts

24.10.1	No Harmony director has a service contract with Harmony or any of its subsidiaries with a notice period of more than one month or contract period of more than one year, or with provisions for pre-determining compensation on termination of an amount which equals or exceeds one year’s salary and benefits in kind.

24.10.2	The executive directors have waived their rights to directors’ fees. Executive directors participate in Harmony’s share scheme and a discretionary executive profit share scheme, provided that in respect of the latter, certain profit targets (set by the Remuneration Committee) are achieved.

24.10.3	The non-executive directors are entitled to fees as agreed at Harmony’s annual general meeting from time to time, reimbursement of out-of-pocket expenses incurred on Harmony’s behalf and remuneration for other services, such as serving on committees. Currently, each non-executive director is entitled to a quarterly fee of R20,000 plus R5,000 for every committee they serve on per quarter. In addition to the standard director’s fee, shareholders will be requested at the annual general meeting of the company to be convened on 12 November 2004 to agree to an additional R4,000 per day to be paid to a non-executive director who performs any additional duties over and above his/her normal duties as non-executive director.

24.10.4	The total emoluments receivable by the directors of Harmony will not be varied as a consequence of the proposed merger.

25.	Litigation statement

There are no material legal or arbitration proceedings (including proceedings which are pending or threatened) against Harmony or its subsidiaries, which may have or have had, during the twelve month period preceding the last practicable date, a material effect on the financial position of Harmony.

26.	Corporate Governance

26.1	Introduction

Harmony has gone beyond the financial and regulatory aspects of corporate governance, by integrating the principles of sound social, ethical and environmental practice as part of the Harmony Way. Harmony is committed to effective corporate governance and endorses the Code of Corporate Practices and Conduct contained in the King Report on Corporate Governance for South Africa 2002 (“King II”). All the key principles underlying the King recommendations have been reflected in Harmony’s corporate structures. These are reviewed from time to time to take into account corporate changes and international developments with regard to corporate governance. Harmony fully subscribes to the principles of fairness, integrity, accountability and transparancy. Harmony is committed to an open governance process, through which its employees, shareholders and stakeholders can be assured that the organisation is managed ethically, according to sound and effective risk management and in compliance with best international practices. The underpinning principles of Harmony’s corporate governance practices rest upon the three cornerstones of an effective and efficient organisation namely: day-to-day management process, a long-term strategic planning process and effective transformation processes.

26.2	Board of directors and responsibility

Harmony has a unitary board structure, comprising 15 directors, with a balance between executive and non-executive directors. The Harmony board consists of 10 non-executive directors, of whom 8 are independent and 4 executive directors. Frank Abbott, Harmony’s former financial director, was requested to remain part of the Harmony board as a non-executive director, due to his experience in Harmony as well as his strong financial skills. Frank is therefore also not regarded as being an independent non-executive director. Harmony believes that the non-executive and independent directors are of sufficient calibre and number, to carry significant weight in the Harmony board’s decisions. In considering new appointments, Harmony has taken cognisance of the skills and experience of each director, as well as the requirements of the Minerals and Petroleum Resources Development Act, 2002 (Act 28 of 2002), as amended.

The roles of Chairman and Chief Executive are not vested in the same person. The performance of the Chief Executive was reviewed by the Remuneration Committee during the first quarter of the 2004/2005 financial year.

The Harmony board’s fiduciary duties are incorporated in Harmony’s Board Charter, which sets out the purpose and role of the Harmony board, its responsibilities, its authority, composition, meetings and self-assessment. The Board Charter stipulates that Harmony directors have to exercise leadership, enterprise, integrity and judgement based on fairness, accountability, responsibility and transparency, which the Harmony board applies and adheres to.

The Harmony board is ultimately responsible for ensuring that the business remains a going concern and that it thrives. The Harmony board retains full and effective control over the Harmony group and, therefore, it ensures that it effectively controls the company, directs and controls the management of Harmony and is involved in all material decisions affecting Harmony.

The Harmony board enforces the principles of good corporate governance throughout Harmony in line with the requirements of the King II report and the principles of good corporate practice.

To ensure that Harmony complies with all the relevant laws, regulations and codes of best business practice, the Harmony board has direct access to the advice and services of the company secretary and the Harmony board may seek independent professional legal advice regarding the company’s affairs, at Harmony’s expense.

The Harmony board is also responsible for identifying the principal risks and key performance indicators of Harmony’s businesses and ensuring the implementation and regular evaluation of systems to manage those risks through the Audit Committee. Strategies are developed in such a way that Harmony’s purpose is achieved, its values implemented and its shareholders and other stakeholders are rewarded. The Harmony board accepts responsibility for the monitoring and supervision of the executive management and the induction of new or inexperienced directors. All non-executive directors have access to management should they wish to discuss any matter separate from the executive directors. Harmony ensures that its directors are familiar with Harmony’s operations and its business environment as well as their fiduciary duties and responsibilities, by providing them with regular legal and regulatory updates and facility visits to our operations.

The Harmony board conducts an annual self-assessment or self-evaluation. The chairman assesses the performance of the individual Harmony board members and the Harmony board in turn evaluates the chairman, based on factors which include expertise, inquiring attitude, objectivity and independence, judgement, understanding of Harmony’s business, understanding and commitment to the Harmony board’s duties and responsibilities, willingness to devote the time needed to prepare for and participate in committee deliberations, timely responses and attendance at meetings. In keeping with good corporate governance, the Harmony board has agreed that a Nomination Committee assist in the evaluation of Harmony board members. The transformation process in Harmony resulted in two changes to the Harmony board composition during 2004 and therefore no formal self-assessment occurred. The Harmony board is, however, satisfied that all their duties and that of the chairman are duly exercised.

26.3	Board Committees

To enable the Harmony board to properly discharge its onerous responsibilities and duties, certain of these responsibilities have been delegated to Harmony board committees. The creation of these committees does not however reduce the directors’ overall responsibility and therefore all committees must report and make recommendations to the Harmony board.

The various Harmony board committees have been constituted so as to ensure its independence and objectivity. The following Harmony board committees exist:

Audit Committee

Harmony’s Audit Committee provides additional assurance to the Harmony board regarding the quality and reliability of financial information used by the Harmony board and the financial statements issued by Harmony. The committee assists the Harmony board in discharging its duties relating to the safeguarding of assets, the operation of adequate systems and internal controls and control processes. This is in addition to assistance with the preparation of accurate financial reporting and statements in compliance with all applicable legal requirements, corporate governance and accounting standards. The Audit Committee also provides support to the Harmony board on the risk profile and risk management of Harmony. All non-audit services provided by Harmony’s external auditors be and are pre-approved by the Audit Committee.

An Audit Committee charter has been adopted which sets out the role, responsibilities, duties, authority, membership and meetings of the Audit Committee. The charter was recently reviewed and amended to incorporate best corporate practice, as well as Sarbanes Oxley (“SOx”) requirements.

The Audit Committee meets periodically with Harmony’s external and independent internal auditors and the Harmony’s executive management to review accounting, auditing and financial reporting matters so as to ensure that an effective control environment in Harmony is maintained. The committee also monitors proposed changes in accounting policy, reviews the internal audit function and discusses the accounting implications of major transactions. In compliance with SOx the Audit Committee is directly responsible for the appointment, compensation and oversight of any auditor employed.

All members of the Audit Committee are knowledgeable about the affairs of Harmony and have a working familiarity with basic finance and accounting practices. In addition, members of management and financial personnel attend the Audit Committee meetings to address any questions posed by the members of the committee. The Audit Committee always has at least one financial expert present at the meetings.

The current independent non-executive members of the Audit Committee are Mike Pleming (chairman), Modise Motloba, Dr Simo Lushaba and Cedric Savage.

Nomination Committee

The Nomination Committee makes recommendations to the Harmony board on all new Harmony board appointments and was formed to ensure that the procedures for appointments to the Harmony board are formal and transparent. The responsibilities and duties included in the Nomination Committee Charter were taken from the recommendations of the King II report. A copy of the Nomination Committee charter is available on Harmony’s website.

The Nomination Committee consists of three non-executive members, of which the majority are independent. Two meetings were held during the past financial year, which were attended by a majority of the members. The committee may invite any other relevant person, such as the chief executive, to attend. The current non-executive members of the Nomination Committee are Patrice Motsepe (chairman), Lord Robin Renwick of Clifton KCMG* and Nolitha Fakude*.

*	Independent

Remuneration Committee

The Remuneration Committee meets at least once a year and comprises three independent non-executive directors. The primary purpose of the Remuneration Committee is to ensure that Harmony’s directors and senior executives are fairly rewarded for their individual contributions to Harmony’s overall performance. The remuneration of senior executive members of Harmony are set by a committee of Harmony board members who have no personal interest in the outcomes of their decisions and who will give due regard to the interests of the shareholders and to the Harmony’s financial and commercial health. The Remuneration Committee’s primary objective is to monitor and strengthen the objectivity and credibility of Harmony directors’ and senior executive’s remuneration system and to make recommendations to the Harmony board on remuneration packages.

The Renumeration Committee meets whenever necessary to make recommendations relating to the remuneration of senior executives and executive directors. A formal meeting was held during the first quarter of the 2004/2005 financial year. The Remuneration Committee charter, which sets out the objectives, role, responsibilities, authority, membership and meeting requirements of the committee, is adhered to by all the members and a copy can be obtained from Harmony’s website.

The current non-executive members of the committee are Patrice Motsepe (chairman), Mike Pleming* and Cedric Savage*.

*	Independent

Investment Committee

The Investment Committee was established in January 2004, focussing on major capital projects and acquisitions. The Investment Committee ensures that capital projects have been adequately budgeted for, due diligence and any other Harmony procedures for mergers and acquisitions have been followed and cognisance has been taken of BEE requirements. The Investment Committee consists of four non-executive members of which two are independent. The Investment Committee meets at least once a year, but may, at its discretion, meet more often depending on the need. An Investment Committee Charter, which sets out the purpose, responsibilities and duties, authority, membership and meetings of the committee, has been compiled and it is anticipated that the charter will be approved during the first quarter of the 2004/2005 year.

The current non-executive members of the Investment Committee are Cedric Savage* (chairman), Frank Abbott, Dr Simo Lushaba* and Mike Pleming*.

*	Independent directors

Sustainable Development Committee

The Health, Safety and Environmental Audit Committee has been renamed the Sustainable Development Committee during the course of 2004. This committee monitors health, safety, social, HIV/Aids and environmental performance and ensures that Harmony remains a committed socially responsible corporate citizen. Its main duties are:

—	to develop the framework, policies and guidelines for safety, health, social, HIV/Aids and environmental management;

—	to review the policies and performance of the Harmony group, its divisions and its managed subsidiaries and the progressive implementation of its policies;

—	to encourage independently managed subsidiaries, associates and significant investments to develop policies, guidelines and practices congruent with our safety, health, social, HIV/Aids and environmental policies;

—	to monitor key indicators on accidents and incidents and, where appropriate, ensure that they are communicated to other companies managed by or associated with the Harmony group;

—	to consider material national and international regulatory and technical developments in the fields of safety, health, social, HIV/Aids and environmental management; and

—	to facilitate participation, co-operation and consultation on safety, health, social, HIV/Aids and environmental matters with government, industry, national and international organisations and institutions.

The Sustainable Development Committee makes recommendations to the Harmony board where it deems particular attention is required. The committee operates in accordance with specific terms of reference which are currently being reviewed to include matters such as corporate social investment and HIV/Aids. The committee meets periodically and comprises three independent non-executive directors, Dr Morley Nkosi (chairman), Nolitha Fakude and Mike Pleming. Four meetings were held during the year which were attended by a majority of the members.

Employment Equity Committee

The Employment Equity Committee was established by the Harmony board to ensure that Harmony meets the requirements of the Employment Equity Act 1998, (Act 55 of 1998), as amended. The primary purpose of the Employment Equity Committee is to provide guidance to management in developing and implementing a competitive human resource strategy to ensure that we are able to attract, retain and develop the best possible talent to support superior performance.

The responsibilities and duties of the Employment Equity Committee include:

—	ensuring that a sustainable organisational culture, structures and processes are in place that will support the development of employees and to optimise their potential, in line with Harmony’s needs and requirements;

—	auditing, monitoring and reviewing the development and progress of these employees;

—	addressing inequalities that may exist in staff profiles and organisational practices; and

—	reviewing and monitoring whether appropriate support is given to previously disadvantaged staff in order to equip them for successful careers within the Harmony group.

The Employment Equity Committee was formed in January 2004 and due to the number of changes to the Harmony board, no formal meetings have been held to date. The committee is required to meet at least once a year or more often should the need arise. Harmony is in the process of finalising the Employment Equity Charter. The independent non-executive members of the Employment Equity Committee are Nolitha Fakude (chairman), Modise Motloba and Rick Menell.

26.4	Ethics

Harmony is committed to promoting the highest standards of behaviour and compliance with laws and regulations. It is committed to integrity and fair dealing in the conduct of its business. This commitment, which is actively endorsed by the Harmony board, is based on a fundamental belief that business should be conducted honestly, fairly and legally. All employees are required to share Harmony’s commitment to high moral, ethical and legal standards. Its commitment to organisational integrity has been codified in a Code of Ethics, which applies equally to all employees and other representatives of Harmony. The term “employees” is used in the broadest sense and includes: all staff with whom a service contract exists, including management, non-management, directors, contractors, consultants and temporary staff. The Code of Ethics is designed to inform employees of policies in various areas. Harmony believes that its employees perform their duties conscientiously, honestly and in accordance with the best interests of Harmony, thereby optimising its business objectives

26.5	Restrictions on share dealings

Harmony employees and directors are prohibited from dealing in Harmony shares during price sensitive periods. In line with regulatory and governance requirements, they must furthermore disclose their own and the dealings of their concert parties in Harmony shares to the company secretary. A formal clearance procedure in respect of directors dealings in Harmony shares has been implemented in accordance with the amendments to the JSE Listings Requirements.

27.	History of change

There has been no change in the controlling shareholders or the trading objects of Harmony or its subsidiaries during the previous 5 years.

28.	Expenses

The expenses of the proposed merger, including the preliminary expenses, the costs in connection with the acquisition of the Gold Fields shares and the costs and expenses of and incidental to the listing of the Harmony consideration shares, are anticipated to be R171,649,000 million (excluding VAT) based on 100% acceptances being received. All expenses will be for the account of Harmony. These expenses include the following:

	50% acceptances (R’000)	100% acceptances (R’000)
Printing, publication and distribution expenses	5,491	5,491
Legal fees	8,550	8,550
Investment banking fees - Investec	32,500	50,000
Investment banking fees - HSBC	65,000	97,500
Sponsor fees - Investec	250	250
Independent reporting accountant fees	300	300
Independent competent person	3,000	3,000
Creation and share issue expenses	67,994	134,204
JSE documentation fee	10	10
JSE listing fee	750	1,500
SRP fee	100	100
SEC registration fee	912	1,823

Total	184,857	302,728

29.	Directors’ responsibility statement

The directors of Harmony, whose names are set out in the “Corporate information” section of this circular accept, individually and collectively, full responsibility for the accuracy of the information given in relation to the Harmony group and certify that, to the best of their knowledge and belief, no other facts have been omitted that would make any statement in this circular false or misleading and have made all reasonable enquiries to ascertain such facts.

30.	Consents

The joint financial advisors and investment banks, transaction sponsor, independent reporting accountants and auditors, South African and international attorneys and transfer secretaries have consented in writing to act in the capacity stated and to their names being stated in this circular and in the case of the independent reporting accountants, reference to their reports in the form and context in which they appear, and have not withdrawn their consents prior to the publication of this circular.

31.	Notice of general meeting

The Harmony general meeting will be held at Harmony’s corporate office, Randfontein Office Park, Corner Main Reef Road and Ward Avenue, Randfontein at 11h00 (South African time) on Friday, 12 November 2004 for the purpose of considering and, if deemed fit, passing with or without modification, the Harmony resolutions.

A form of proxy (blue) is attached for the convenience of certificated and dematerialised Harmony shareholders with “own name” registration who are unable to attend the Harmony general meeting, but who wish to be represented thereat. In order to be valid, duly completed forms of proxy must be returned to the transfer secretaries, so as to be received by no later than at 11h00 (South African time) on Wednesday, 10 November 2004.

The CSDP or broker, as the case may be, of dematerialised shareholders other than those with “own name” registration, should contact such dematerialised shareholders to ascertain how they wish their votes to be cast at the Harmony general meeting and thereafter cast their votes in accordance with their instructions. Should such shareholders not have been contacted by their CSDP or broker, they are advised to contact their CSDP or broker with their instructions as to how they wish their votes to be cast at the general meeting, if they are unable to attend but wish to be represented thereat.

Dematerialised shareholders, other than those with “own name” registration, who wish to attend the Harmony general meeting, must request a letter of representation from their CSDP or broker.

32.	Action to be taken by Harmony shareholders

If you are a certificated shareholder or a dematerialised shareholder with “own name” registration and are unable to attend the general meeting of Harmony shareholders (“the Harmony general meeting”) to be held at Harmony’s corporate office, Randfontein Office Park, Corner Main Reef Road and Ward Avenue, Randfontein at 11h00 (South African time), Friday, 12 November 2004 but wish to be represented thereat you must complete and return the form of proxy (blue) attached hereto, in accordance with the instructions therein, and lodge it with, or post it to, Harmony’s transfer secretaries, Ultra Registrars (Proprietary) Limited, 11 Diagonal Street, Johannesburg, 2001, (PO Box 4844, Johannesburg, 2000), South Africa, or Capita IRG plc (trading as Capita Registrars), The Registry, 34 Beckenham Road, Beckenham, Kent BR3 4TU, England, United Kingdom, so as to be received by them by no later than 11h00 (South African time), Wednesday, 10 November 2004.

If you are a dematerialised shareholder other than with “own name” registration then your Central Securities Depository Participant (“CSDP”) or broker should contact you to ascertain how you wish to cast your vote at the Harmony general meeting, and thereafter cast your vote in accordance with your instructions. This should be done in terms of the agreement entered into between you, as a dematerialised shareholder, and your CSDP or broker. If you have not been contacted by your CSDP or broker it would be advisable for you to contact your CSDP or broker and furnish them with your instructions.

If you are a dematerialised shareholder other than with “own name” registration and wish to attend the Harmony general meeting you should timeously inform your CSDP or broker of your intention to attend and vote at the Harmony general meeting or to be represented by proxy thereat in order for your CSDP or broker to issue you with the necessary authorisation to do so. Should you not wish to attend the Harmony general meeting in person you should provide your CSDP or broker timeously with your voting instruction in order for your nominee to vote in accordance with your instruction at the Harmony general meeting.

Harmony does not accept responsibility and will not be held liable for any failure on the part of a CSDP or broker of a dematerialised shareholder to notify such shareholder of the Harmony general meeting or any business to be conducted thereat.

33.	Documents available for inspection

The following documents, or copies thereof, will be available for inspection during normal business hours at the registered office of Harmony and at Investec Bank Limited, 2nd Floor, 100 Grayston Drive, Sandown, Sandton, 2196, from 20 October 2004 until 4 February 2005:

33.1	a signed copy of this circular;

33.2	the Memorandum and Articles of Association of Harmony;

33.3	the audited annual financial statements of Harmony for the three financial years ended 30 June 2002, 30 June 2003 and 30 June 2004;

33.4	the audited historical financial information of Gold Fields for the three financial years ended 30 June 2002, 30 June 2003 and 30 June 2004, as reproduced in Annexure III to this circular;

33.5	the pro forma income statement and balance sheet of Harmony, as reproduced in Annexure I to this circular;

33.6	the independent reporting accountants report on the pro forma financial information, as reproduced in Annexure II to this circular;

33.7	the independent reporting accountants’ report on the anticipated performance of the enlarged group , as reproduced in Annexure III to this circular;

33.8	the list of material contracts, as listed in paragraph 23 of this circular;

33.9	operational overview of Gold Fields, as reproduced in Annexure IV to this circular;

33.10	a copy of the most recent Harmony Competent Persons Report;

33.11	the offer document posted to Gold Fields shareholders setting out the terms and conditions of the offers, dated on or about 20 October 2004;

33.12	the US registration statement for the Harmony consideration shares;

33.13	the material contracts set out in paragraph 23 of this circular;

33.14	the directors service contracts;

33.15	the Norilsk irrevocable undertaking;

33.16	the ARM irrevocable undertaking; and

33.17	the consent letters from the joint financial advisors and investment banks, joint transaction sponsors, independent reporting accountants and auditors, South African and international attorneys and transfer secretaries to the issue of this circular and references to their names, and in the case of the independent reporting accountants, reference to their reports in the form and context in which they appear.

By order of the board

Marian van der Walt

Secretary

Virginia

20 October 2004

Registered office

Remaining extent of portion 3 of the farm

Harmony Farm 222

Private Road, Glen Harmony

Virginia, 9430

South Africa

Historical financial information of Gold Fields	ANNEXURE I

Information reported on Gold Fields and its business has been derived from publicly available sources. Shareholders are referred to the disclaimer printed on page 3 of this circular.

Source: The information reflected below comprises extracts from the audited financial information of Gold Fields for the three financial years ended 30 June 2002, 30 June 2003 and 30 June 2004.

Group balance sheet

Figures in millions unless otherwise stated

		South African Rand			United States Dollars
	Notes	2004	2003	2002	2002	2003	2004
Assets
Non-current assets		17,403.70	16,158.40	16,115.10	1,555.50	2,074.20	2,762.60
Property, plant and equipment	9	15,828.50	15,371.30	15,064.60	1,454.10	1,973.20	2,512.50
Investment in associate	10	2.5	11.1	—	—	1.4	0.4
Investments	11	798.7	501	797.8	77	64.3	126.8
Environmental trust fund	12	331.4	275	252.7	24.4	35.3	52.6
Non-current asset	13	442.6	—	—	—	—	70.3
Current assets		5,799.30	3,059.50	4,256.20	410.9	392.7	920.5
Inventories	14	672.2	885.7	1,083.50	104.6	113.7	106.7
Accounts receivable	15	700.9	583.2	665.5	64.3	74.9	111.3
Deferred stripping costs		58.2	22.6	—	—	2.8	9.2
Unrealised gain on financial instruments		—	527.2	480.1	46.3	67.7	—
Current portion of financial instruments	13	233.5	—	—	—	—	37
Cash and cash equivalents	16	4,134.50	1,040.80	2,027.10	195.7	133.6	656.3

Total assets		23,203.00	19,217.90	20,371.30	1,966.40	2,466.90	3,683.10

Equity and liabilities
Shareholders’ equity per statement		14,949.30	11,295.50	11,095.80	1,071.00	1,450.00	2,372.90
Minority interests	17	662.9	668.2	567.1	54.7	85.8	105.2
Non-current liabilities		5,538.20	5,249.80	6,269.10	605.1	673.9	879.1
Deferred taxation	18	3,336.10	4,279.60	3,736.50	360.7	549.4	529.5
Long-term liabilities	19	1,428.60	164.2	1,502.20	145	21.1	226.8
Long-term provisions	20	773.5	806	1,030.40	99.4	103.4	122.8
Current liabilities		2,052.60	2,004.40	2,439.30	235.6	257.2	325.9
Accounts payable	21	1,756.60	1439.40	1,344.20	129.8	184.7	278.9
Provisions		—	258.4	248.1	24	33.2
Taxation		89.3	405.3	463.6	44.8	52	14.2
Current portion of long-term liabilities	19	206.7	159.7	383.4	37	20.5	32.8

Total equity and liabilities		23,203.00	19,217.90	20,371.30	1,966.40	2,466.90	3,683.10

Changes in Shareholders Equity

Figures in millions unless otherwise stated

	Number of ordinary shares issued	Ordinary share capital	Share premium	Equity portion of Mvela loan	Foreign currency translation adjustment	Fair value adjustment reserve	Retained earnings	Total share- holders’ equity
South African rand
Balance at 30 June 2002	470,522,224	235.2	7,712.20	—	790.8	473.9	1,883.70	11,095.80

Net income	—	—	—	—	—	—	2,953.00	2,953.00
Dividends	—	—	—	—	—	—	-1,746.40	-1,746.40
Exercise of employee share options	1,842,648	1	39.4	—	—	—	—	40.4
Share premium written off	—	—	-15.3	—	—	—	—	-15.3
Mark-to-market gain on listed investments	—	—	—	—	—	198.6	—	198.6
Realised gain on disposal of listed investments	—	—	—	—	—	-479.7	—	-479.7
Foreign exchange translation	—	—	—	—	-750.9	—	—	-750.9

Balance at 30 June 2003	472,364,872	236.2	7,736.30	—	39.9	192.8	3,090.30	11,295.50

Net income	—	—	—	—	—	—	767.6	767.6
Dividends	—	—	—	—	—	—	-669.1	-669.1
Exercise of employee share options	1,300,977	0.6	25.6	—	—	—	—	26.2
Proceeds from private capital raising	17,250,000	8.6	1,480.50	—	—	—	—	1,489.10
Shares issued relating to acquisition of APP	564,841	0.3	60.1	—	—	—	—	60.4
Equity portion of Mvela loan	—	—	—	2,453.60	—	—	—	2,453.60
Mvela loan deferred taxation effect	—	—	—	676.6	—	—	—	676.6
Mark-to-market loss on listed investment	—	—	—	—	—	-35.1	—	-35.1
Realised gain on disposal of listed investments	—	—	—	—	—	-84.7	—	-84.7
Other	11,830	—	0.9	—	—	—	—	0.9
Foreign exchange translation	—	—	—	—	-1,031.70	—	—	-1,031.70

Balance at 30 June 2004	491,492,520	245.7	9,303.40	3,130.20	-991.8	73	3,188.80	14,949.30

United States Dollars
Balance at 30 June 2002	470,522,224	38.4	1,251.30	—	-546.4	47.9	279.8	1,071.00
Net income	—	—	—	—	—	—	325.6	325.6
Dividends	—	—	—	—	—	—	-184.3	-184.3
Exercise of employee share options	1,842,648	0.1	4.4	—	—	—	—	4.5
Share premium written off	—	—	-1.7	—	—	—	—	-1.7
Mark-to-market gain on listed investments	—	—	—	—	—	21.9	—	21.9
Realised gain on disposal of listed investments	—	—	—	—	—	-52.9	—	-52.9
Foreign exchange translation	—	—	—	—	265.9	—	—	265.9

Balance at 30 June 2003	472,364,872	38.5	1,254.00	—	-280.5	16.9	421.1	1,450.00

Net income	—	—	—	—	—	—	111.3	111.3
Dividends	—	—	—	—	—	—	-92.6	-92.6
Exercise of employee share options	1,300,977	0.1	3.7	—	—	—	—	3.8
Proceeds from private capital raising	17,250,000	1.3	214.6	—	—	—	—	215.9
Shares issued relating to acquisition of APP	564,841	—	8.7	—	—	—	—	8.7
Equity portion of Mvela loan	—	—	—	355.6	—	—	—	355.6
Mvela loan deferred taxation effect	—	—	—	98.1	—	—	—	98.1
Mark-to-market loss on listed investment	—	—	—	—	—	-5.1	—	-5.1
Realised gain on disposal of listed investments	—	—	—	—	—	-12.3	—	-12.3
Other	11,830	—	0.1	—	—	—	—	0.1
Foreign exchange translation	—	—	—	—	239.4	—	—	239.4

Balance at 30 June 2004	491,492,520	39.9	1,481.10	453.7	-41.1	-0.5	439.8	2,372.90

Group Cashflow Statements

Figures in millions unless otherwise stated

		South African Rand			United States Dollars
	Notes	2004	2003	2002	2002	2003	2004
Cash flows from operating activities		1,003.20	2,303.10	3,837.20	376.9	275.6	149.8

Cash generated by operations	22	2,009.20	4,576.10	4,669.30	460.7	504.6	291.2
Investment and interest income		107.8	164.2	73.3	7.2	18.1	15.6
Change in working capital	23	179.6	191.6	91.8	8.9	20.9	26

Cash generated by operating activities		2,296.60	4,931.90	4,834.40	476.8	543.6	332.8
Interest paid		-101.7	-43.9	-54	-5.3	-4.8	-14.7
Tax paid	24	-522.6	-786.9	-308.9	-31.2	-73.1	-75.7

Net cash from operations		1,672.30	4,101.10	4,471.50	440.3	465.7	242.4
Dividends paid	25	-669.1	-1,798.00	-634.3	-63.4	-190.1	-92.6

Cash flows from investing activities		-3,066.00	-1,938.30	-3,999.90	-386.7	-204.9	-444.2

Additions to property, plant and equipment		-2,880.10	-2,294.10	-1,566.70	-153.7	-252.9	-417.4
Proceeds on disposal of property, plant and equipment		391.7	16.7	6.2	0.6	1.8	56.8
Purchase of investments		-706.9	-63.8	-140.3	-13.5	-7	-102.4
Proceeds on disposal of investments		201.9	561.9	—	—	72.1	29.3
Acquisition of subsidiaries	26	—	—	-2,225.20	-212.9	—	—
Proceeds on disposal of St Helena	26		120	—	—	11.9	—
Environmental trust fund and rehabilitation payments		-41.1	-46.3	-53.4	-5.2	-5.1	-6
Post-retirement health care payments		-31.5	-232.7	-20.5	-2	-25.7	-4.5

Cash flows from financing activities		5,417.80	-1,143.60	1,947.00	186.8	-145.7	774.8

Equity portion of Mvela loan		2,453.6	—	—	—	—	350.5
Debt portion of Mvela loan		1,653.4	—	—	—	—	236.2
Increase/Decrease in minority funding		88.6	-82.7	-20.9	-2.1	-9.8	9.1
Long and short-term loans repaid		-294.0	-1,101.30	-525.8	-51.6	-140.4	-40.7
Long and short-term loans raised		—	—	2,440.20	235.2	—	—
Shares issued		1,516.2	40.4	53.5	5.3	4.5	219.7
Net cash (utilised)/generated		3,355.0	-778.8	1,784.30	177	-75	480.4
Translation adjustment		-261.3	-207.5	52.8	-4.8	12.9	42.3
Cash and cash equivalents at beginning of the year		1,040.80	2,027.10	190	23.5	195.7	133.6

Cash and cash equivalents at end of the year		4134.5	1,040.80	2,027.10	195.7	133.6	656.3

Group Income Statement

		South African Rand			United States Dollars
	Notes	2004	2003	2002	2002	2003	2004
Turnover	2	11,772.80	13,892.80	12,528.40	1,229.50	1,531.70	1,706.20
Cost of sales	3	10,694.00	10,493.20	8,722.10	856	1,156.90	1,549.90

Net operating profit		1,078.80	3,399.60	3,806.30	373.5	374.8	156.3
Investment income	4	130.8	202.3	92	9	22.3	19
Finance (expense)/income	5	-26.8	-12.2	34.1	3.2	-1.3	-3.9
Unrealised gain on financial instruments		189	324.1	472.7	46.4	35.7	27.4
Realised gain/(loss) on financial instruments		-60	136.8	41.1	4	15.1	-8.7
Other income		38.4	33.9	124.1	12.3	3.7	5.6
Exploration expense		-196.5	-211.8	-92.4	-9.1	-23.3	-28.5
New York Stock Exchange listing and associated costs		-426.2	—	-44.6	-4.4	—	61.8
Profit on disposal of St Helena		—	121.7	—	—	13.4	—
Profit on sale of investments		95.6	479.7	—	—	52.9	13.9
Profit on sale of mineral rights		187.2	—	—	—	—	27.1
Retirement and health care obligations		-5	-26.7	—	—	-3	-0.7
Write-off of mineral rights		-24.8					-3.6
Other		-2.5	-2.9	-9.9	-0.9	-0.3	-0.4
Exceptional Items
Profit before taxation	6	978	4,444.50	4,423.40	434	490	141.7
Mining and income tax	7	-60.5	-1,363.50	-1,227.10	-120.4	-150.3	-8.7
Profit after taxation		917.5	3,081.00	3,196.30	313.6	339.7	133
Minority shareholders’ interest		-149.9	-128	-123.8	-12.1	-14.1	-21.7
Net earnings		767.6	2,953.00	3,072.50	301.5	325.6	111.3
Headline earnings	8.1	763.2	2,393.40	3,072.50	301.5	263.9	110.6
Headline earnings per share - cents	8.1	157	507	662	65	56	23
Basic earnings per share - cents	8.2	158	626	662	65	69	23
Diluted headline earnings per share - cents	8.3	156	504	656	64	56	23
Diluted basic earnings per share - cents	8.4	157	621	656	64	69	23
Dividends per share - cents	9	140	370	130	13	41	19

Notes to financial statements

1.	Accounting policies

The principal accounting policies applied in the preparation of these consolidated financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

1.	Basis of preparation

The consolidated financial statements of the group have been prepared in accordance with International Financial Reporting Standards (IFRS), South African Statements of Generally Accepted Accounting Practice and the South African Companies Act. The consolidated financial statements have been prepared under the historical cost convention, as modified by available-for-sale financial assets, and financial assets and liabilities (including derivative instruments), which have been brought to account at fair value through profit or loss or through the fair value adjustment reserve under shareholders’ equity.

2.	Consolidation

2.1	Subsidiaries

Subsidiaries are all entities (including special purpose entities) over which the group has the power to govern the financial and operating policies generally accompanying a shareholding of more than one half of the voting rights.

The group financial statements consolidate the activities, assets and liabilities of the company and its subsidiaries. Operating results of subsidiaries acquired or disposed of are included in the group statements from the effective dates on which control is obtained or excluded from such statements as from the date on which control ceases.

The formation of the group was accounted for using the pooling-of-interests method. Subsequent to the formation of the group, the purchase method of accounting is used to account for the acquisition of subsidiaries by the group.

The cost of an acquisition is measured as the fair value of assets given up, shares issued or liabilities undertaken at the date of acquisition plus costs directly attributable to the acquisition.

Any excess or shortfall between the cost of acquisition and the fair value of the attributable net assets of subsidiaries at the date of acquisition is recorded as goodwill or negative goodwill.

Inter-company transactions comprising unrealised gains and losses between group companies are eliminated, unless such losses cannot be recovered. Inter-company balances are eliminated.

2.2	Associates

The equity method of accounting is used for an investment over which the group exercises significant influence, but not control, and normally owns between 20 per cent and 50 per cent of the voting equity. Associates are equity accounted from the effective dates of acquisition to the effective dates of disposal.

Results of associates are equity accounted from their most recent audited annual financial statements or unaudited interim financial statements. Any losses of associates are brought to account in the consolidated financial statements until the investment in such associates is written down to a nominal amount. Thereafter, losses are accounted for only insofar as the group is committed to providing financial support to such associates.

3.	Foreign currencies

Foreign currency transactions are translated into the reporting currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions, and from the translation of monetary assets and liabilities denominated in foreign currencies, are recognised in the income statement. Translation differences on available-for-sale equities are included in the revaluation reserve in equity.

3.1	Foreign entities

Foreign entities are regarded as those entities that are considered to be self-sustaining. The balance sheets and income statements are translated on the following basis:

Assets and liabilities are translated at the exchange rate ruling at year-end. Income statement items are translated at the average exchange rate for the year. Exchange differences on translation are accounted for in shareholders’ equity. These differences will be recognised in earnings upon realisation of the underlying operation.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and are translated at transaction date.

4.	Property, plant and equipment

4.1	Mine development and infrastructure

Mining assets, including mine development and infrastructure costs and mine plant facilities, are recorded at cost of acquisition.

Expenditure incurred to evaluate and develop new orebodies, to define mineralisation in existing orebodies, to establish or expand productive capacity, is capitalised until commercial levels of production are achieved, at which times the costs are amortised as set out below.

Development of orebodies includes the development of shaft systems and waste rock removal. These costs are capitalised until the reef horizons are intersected and commercial levels of production can be realised on a sustainable basis. Subsequent to this, costs are capitalised if the criteria for recognition as an asset are met. Access to individual orebodies exploited by the group is limited to the time span of the group’s respective mining leases.

Borrowing costs incurred in respect of assets requiring a substantial period of time to prepare for their intended future use are capitalised to the date that the assets are substantially completed.

4.2	Mineral and surface rights

Mineral and surface rights are recorded at cost of acquisition. When there is little likelihood of a mineral right being exploited, or the value of mineral rights have diminished below cost, a write-down is effected against income in the period that such determination is made.

4.3	Land

Land is shown at cost and is not depreciated.

4.4	Non-mining assets

Non-mining assets are recorded at cost of acquisition. These assets include the assets of the mining operations not included in the previous categories and all the assets of the non-mining operations.

4.5	Amortisation and depreciation of mining assets

Amortisation is determined to give a fair and systematic charge in the income statement taking into account the nature of a particular ore body and the method of mining that ore body. To achieve this the following calculation methods are used:

•	Mining assets, including mine development and infrastructure costs, mine plant facilities and evaluation costs, are amortised over the lives of the mines using the units-of-production method, based on estimated proved and probable ore reserves above infrastructure.

•	Where it is anticipated that the mine life will significantly exceed the proved and probable reserves, the mine life is estimated using a methodology that takes account of current exploration information to assess the likely recoverable gold from a particular area. Such estimates are adjusted for the level of confidence in the assessment and the probability of conversion to reserves. The probability of conversion is based on historical experience of similar mining and geological conditions.

•	Where exploration results at a particular defined area do not suggest a reasonable likelihood of an exploitable deposit that warrants further exploration, such exploration costs are expensed.

•	At certain of the group’s operations, the calculation of amortisation takes into account future costs which will be incurred to develop all the proved and probable ore reserves.

Proved and probable ore reserves reflect estimated quantities of economically recoverable reserves, which can be recovered in future from known mineral deposits.

Certain mining plant and equipment included in mine development and infrastructure is depreciated on a straight line basis over their estimated useful lives.

4.6	Depreciation of non-mining assets

Other non-mining assets are recorded at cost and depreciated on a straight-line basis over their expected useful lives as follows:

•	Vehicles, 20 per cent

•	Computers, 33.3 per cent

•	Furniture and equipment, 10 per cent

4.7	Mining exploration

Expenditure on advances to companies solely for exploration activities, prior to evaluation, is charged against income until the viability of the mining venture has been proven. Expenditure incurred on exploration “farm-in “ projects is written off until an ownership interest has vested. Exploration expenditure to define mineralisation at existing ore bodies is considered mine development costs and is capitalised until commercial levels of production are achieved.

Exploration activities at the group’s Australian operations are broken down into defined areas within the mining lease boundaries. These areas are generally defined by structural and geological continuity.

Exploration costs in these areas are capitalised to the extent that specific exploration programmes have yielded targets and/or results that warrant further exploration in future years.

4.8	Impairment

Recoverability of the carrying value of the long-term mining assets of the group is reviewed whenever events or changes in circumstances indicate that such carrying amount may not be recoverable, and annually at the end of the fiscal year. To determine whether a long-term mining asset may be impaired, the estimate of future discounted cash flows determined on a pre-tax basis, over the remaining estimated life of the mining asset, calculated on an area-of-interest basis, is compared to its carrying value.

An area-of-interest is defined by the group as its lowest level of identifiable cash flows, generally an individual operating mine, including mines which are included in a larger mine complex. The costs attributable to individual shafts of a mine are written off if the shaft is closed.

Exploration targets in respect of which costs have been capitalised at the group’s Australian operations are evaluated on an annual basis to ensure that these targets continue to support capitalisation of the underlying costs. Those that do not are written off.

Management’s estimate of future cash flows is subject to risk and uncertainties. It is therefore reasonably possible that changes could occur which may affect the recoverability of the group’s mining assets.

4.9	Leases

Operating leases are charged against income as incurred.

5.	Goodwill

Goodwill represents the excess of the cost of an acquisition over the fair value of the group’s share of the net assets of the acquired subsidiary/associate at the date of acquisition. Goodwill is amortised using the straight-line method over its estimated useful life. At each balance sheet date, the group assesses whether there is any indication of impairment. A write-down is made if the carrying amount exceeds the recoverable amount.

6.	Waste normalisation or deferred stripping

At the group’s Australian open pit operations, costs are accounted for in the income statement using the waste normalisation method. The objective of this method is to provide that every ounce mined from the relevant pit bears its equal pro rata share of the total in-pit waste removal cost, expected to be incurred over the life of the pit. In-pit waste removal costs are expensed to the income statement by applying the ratio of ounces mined in each period pro rata to total proved and probable reserve ounces expected to be recovered from the pit to the total expected in-pit waste removal costs to be incurred over the life of the pit. The resultant asset or liability created by the timing difference between costs incurred and costs expensed is recorded in the balance sheet as a current asset or liability.

7.	Deferred taxation

Deferred taxation is provided in full, using the liability method, on temporary differences existing at each balance sheet date between the tax values of assets and liabilities and their carrying amounts. Future anticipated effective tax rates are used in the determination of deferred taxation.

These temporary differences are expected to result in taxable or deductible amounts in determining taxable profits for future periods when the carrying amount of the asset is recovered or the liability is settled. The principal temporary differences arise from depreciation on property, plant and equipment, provisions, unutilised capital allowances, tax losses carried forward and interest charges.

Deferred tax assets relating to the carry forward of unused tax losses and/or unutilised capital allowances are recognised to the extent it is probable that future taxable profit will be available against which the unused tax losses and/or unutilised capital allowances can be recovered.

No provision is made for any potential taxation liability on the distribution of retained earnings by group companies.

8.	Inventories

Inventories are valued at the lower of cost and net realisable value. Gold on hand represents production on hand after the smelting process. Due to the different nature of the group’s international operations, gold-in-process for such operations represents either production in broken ore form or production from the time of placement on heap leach pads. Mineral rights represent those rights not linked to any specific operation.

Cost is determined on the following basis:

•	Gold on hand and gold-in-process is valued using the weighted average cost. Cost includes production, amortisation and related administration costs.

•	Consumable stores are valued at weighted average cost, after appropriate provision for redundant and slow-moving items.

•	Mineral rights are valued at the lower of cost and net realisable value.

Net realisable value is determined with reference to current market prices.

9.	Financial instruments

Financial instruments recognised in the balance sheet include cash and cash equivalents, investments, trade and other receivables, borrowings, trade and other payables and derivative financial instruments. The particular recognition methods adopted are disclosed in the individual policy statements associated with each item.

9.1	Investments

Investments comprise (i) investments in listed companies which are classified as available-for-sale and are accounted for at fair value, with unrealised holding gains and losses excluded from earnings and reported as a separate component of shareholders’ equity and are released to the income statement when the investments are sold; (ii) investments in unlisted companies which are accounted for at cost since fair value cannot be measured reliably and are adjusted for write-downs where appropriate.

Purchases and sales of investments are recognised on the trade date, which is the date that the group commits to purchase or sell the asset. Cost of purchase includes transaction costs. The fair value of listed investments is based on quoted bid prices.

Realised gains and losses are included in determining net income or loss. Unrealised losses are included in determining net income or loss where a significant decline in the value of the investment, other than temporary, has occurred.

Investments in subsidiaries are recognised at cost less accumulated impairment losses.

9.2	Derivative financial instruments

The group’s general policy with regards to its exposure to the dollar gold price is to remain unhedged. However, hedges are sometimes undertaken on a project specific basis as follows:

•	to protect cash flows at times of significant expenditure;

•	for specific debt servicing requirements; and

•	to safeguard the viability of higher cost operations.

The group may from time to time establish currency and/or interest rate financial instruments to protect underlying cash flows.

On the date a derivative contract is entered into, the group designates the derivative as (1) a hedge of the fair value of a recognised asset or liability (fair value hedge), (2) a hedge of a forecasted transaction (cash flow hedge), (3) a hedge of a net investment in a foreign entity, or (4) should the derivative not fall into one of the three categories above it is not regarded as a hedge.

Derivative financial instruments are initially recognised in the balance sheet at cost and subsequently at their fair value, unless they meet the criteria for the normal purchases normal sales exemption.

Changes in fair value of a derivative that is highly effective, and that is designated and qualifies as a fair value hedge, are recorded in earnings, along with the change in the fair value of the hedged asset or liability that is attributable to the hedged risk.

Changes in fair value of a derivative that is highly effective, and that is designated as a cash flow hedge, are recognised directly in shareholders’ equity. Where the forecasted transaction or firm commitment results in the recognition of an asset or liability, the gains and losses previously deferred in equity are transferred from equity and included in the initial measurement of the cost of the asset or liability. Amounts deferred in shareholders’ equity are included in earnings in the same periods during which the hedged firm commitment or forecasted transaction affects earnings.

Hedges of net investments in foreign entities are accounted for similarly to cash flow hedges.

Certain derivative transactions, while providing effective economic hedges under the group’s risk management policies, do not qualify for hedge accounting. Changes in the fair value of derivatives that are not designated as hedges or that do not qualify for hedge accounting are recognised immediately in the income statement.

Recognition of derivatives which meet the criteria for the normal purchases normal sales exception under IFRS 39 is deferred until settlement.

9.3	Cash and cash equivalents

Cash and cash equivalents comprise cash on hand, demand deposits and investments in money market instruments with an original maturity of less than three months.

The carrying amount of cash and cash equivalents is stated at cost, which approximates fair value.

Bank overdrafts are included within current liabilities in the balance sheet.

9.4	Trade receivables

Trade receivables are carried at anticipated realisable value that is, original invoice amount less provision for impairment of these receivables. Estimates are made for impairments based on a review of all outstanding amounts at year-end. Irrecoverable amounts are written off during the year in which they are identified.

10.	Provisions

Provisions are recognised when the group has a present obligation, legal or constructive resulting from past events and it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.

11.	Borrowings

Borrowings are recognised initially at fair value, net of transaction costs incurred, where applicable.

Interest payable on borrowings is recognised in the income statement over the term of the borrowings using the effective interest method. The debt component of the Mvela loan is determined using a market related cost of debt. This amount is recorded as a liability and is amortised against actual payments made over the life of the loan. The balance of the Mvela loan is included in shareholders’ equity, net of income tax effects.

Borrowings are classified as current liabilities unless the group has an unconditional right to defer settlement on the liability for at least 12 months after the balance sheet date.

12.	Environmental obligations

Long-term environmental obligations are based on the group’s environmental management plans, in compliance with current environmental and regulatory requirements.

Full provision is made based on the net present value of the estimated cost of restoring the environmental disturbance that has occurred up to the balance sheet date. Increases due to additional environmental disturbances are capitalised and amortised over the remaining lives of the mines. These increases are accounted for on a net present value basis.

Annual increases in the provision relating to the change in the net present value of the provision and infiationary increases are accounted for in earnings.

The estimated costs of rehabilitation are reviewed annually and adjusted as appropriate for changes in legislation, technology or other circumstances. Cost estimates are not reduced by the potential proceeds from the sale of assets or from plant clean-up at closure.

For the South African operations annual contributions are made to a dedicated rehabilitation trust fund to fund the estimated cost of rehabilitation during and at the end of the life of the relevant mine. These annual contributions are calculated by dividing the unfunded rehabilitation liability by the remaining lives of the mines and such contributions are subject to prior approval by the South African Revenue Services. The amounts contributed to this trust fund are included under non-current assets. Interest earned on monies paid to rehabilitation trust funds is accrued on a time proportion basis and is recorded as interest income.

13.	Employee benefits

13.1	Pension and provident funds

The group operates a defined benefit pension plan and a defined contribution retirement plan and contributes to a number of industry-based defined contribution retirement plans. The retirement plans are funded by payments from employees and group companies.

The expected costs of the defined benefit pension plan are assessed in accordance with the advice of independent actuaries. The cost of experience adjustments or planned amendments is charged to earnings over the expected average remaining service lives of the relevant employees. Any shortfalls are funded either immediately or as increased employer contributions to ensure the ongoing soundness of the fund.

Contributions to defined contribution funds are charged against income as incurred.

These funds are governed by the Pension Fund Act of 1956, as amended.

13.2	Post-retirement health care costs

Medical cover is provided through a number of different schemes. Post-retirement health care in respect of qualifying employees is recognised as an expense over the expected remaining service lives of the relevant employees. The group has an obligation to provide medical benefits to certain of its pensioners and dependants of ex-employees. These liabilities have been provided in full, calculated on an actuarial basis. These liabilities are unfunded. Periodic valuation of these obligations is carried out by independent actuaries using appropriate mortality tables, long-term estimates of increases in medical costs and appropriate discount rates.

14.	Share capital

Ordinary shares are classified as equity.

Incremental costs directly attributable to the issue of new shares are shown in equity as a deduction, net of tax, from the proceeds. Incremental costs directly attributable to the issue of new shares for the acquisition of a business are included in the cost of acquisition as part of the purchase consideration.

15.	Revenue recognition

Revenue is recognised to the extent that it is probable that the economic benefits will flow to the group and the amount of revenue can be reliably measured.

Revenue comprises the value of gold sold.

15.1	Revenue arising from gold and silver sales is recognised when the title, risks and rewards of ownership pass to the buyer. The price of gold and silver is determined by market forces.

15.2	Revenue from services is recognised over the period the services are rendered and is accrued in the financial statements.

15.3	Dividends, which include capitalisation dividends, are recognised when the right to receive payment is established.

15.4	Interest income is recognised on a time proportion basis taking account of the principal outstanding and the effective rate over the period to maturity.

16.	Dividends declared

Dividends and the related taxation thereon are recognised only when such dividends are declared.

17.	Earnings/(loss) per share

Earnings per share is calculated based on the net income/(loss) divided by the weighted average number of ordinary shares in issue during the year. Diluted earnings per share is presented when the inclusion of ordinary shares that may be issued in the future has a dilutive effect on earnings per share.

18.	Segmental reporting

The group has only one business segment, that of gold mining. Segment analysis is based on individual mining operations.

19.	Comparatives

Where necessary, comparatives are adjusted to conform to changes in presentation. No comparatives were adjusted in the current year.

20.	Additional US dollar financial information

The translation of the financial statements into US dollars is based on the average exchange rate for the year for the income statement and cash flow statement and the year-end closing exchange rate for balance sheet items. Exchange differences on translation are accounted for in shareholders’ equity.

This information is provided as supplementary information for convenience purposes only.

2.	Revenue

	South African Rand		United States Dollars
	2004	2003	2003	2004
Revenue from mining operations
— Spot sales	11,772.8	13,892.8	1,531.7	1,706.2
Total turnover	11,772.8	13,892.8	1,531.7	1,706.2

3.	Cost of Sales

	South African Rand		United States Dollars
	2004	2003	2003	2004
Working costs	9,270.8	8,991.5	991.14	1,343.6
Corporate administration expenditure	140.0	150.8	16.6	20.3
Operating costs	9,410.8	9,142.3	1,008.0	1,363.9
Gold inventory change	46.9	10.0	1.1	6.8
Amortisation and depreciation	1,236.3	1,340.9	147.8	179.2
Total cost of sales	10,694.0	10,493.2	1,156.9	1,549.9

4.	Investment income

	South African Rand		United States Dollars
	2004	2003	2003	2004
Dividends received	15.7	19.7	2.2	2.3
Interest received — environmental rehabilitation trust fund	25.9	29.0	3.2	3.8
Interest received — other	92.1	144.5	15.9	13.3
(Loss)/profit associates after taxation	(2.9)	9.1	1.0	(0.4)
Total investment income	130.8	202.3	22.3	19.0

5.	Finance expense

	South African Rand		United States Dollars
	2004	2003	2003	2004
Interest paid — Mvelaphanda loan	(40.0)	—	—	(5.8)
Interest paid — other	(61.7)	(43.9)	(4.8)	(9.0)
Realised gain on foreign debt, net of cash	78.6	45.7	5.0	11.4
Unrealised gain on foreign debt, net of cash	24.6	35.7	4.0	3.6
Environmental rehabilitation interest charge	(16.5)	(13.2)	(1.5)	(2.4)
Post-retirement health care interest charge	(11.8)	(36.5)	(4.0)	(1.7)
Total finance expense	(26.8)	(12.2)	(1.3)	(3.9)

6.	Included in profit before tax are the following:

	South African Rand		United States Dollars
	2004	2003	2003	2004
Auditors’ remuneration
— audit fee	4.9	4.5	0.5	0.7
— other	1.5	2.7	0.3	0.2
Environmental rehabilitation inflation adjustment	41.6	30.6	3.4	6.0
Operating lease charges
— corporate offices	5.9	7.0	0.8	0.9

7.	Mining and income tax

	South African Rand		United States Dollars
	2004	2003	2003	2004
The components of mining and income tax are the following:
South African taxation
— mining tax	(11.7)	(520.4)	(57.3)	(1.7)
— non-mining tax	(15.3)	(21.8)	(2.4)	(2.2)
— company and capital gains tax	(33.0)	(26.2)	(2.9)	(4.7)
— deferred	412.7	(293.0)	(32.3)	59.8
Foreign taxation
— current	(9.5)	(14.4)	(1.6)	(4.1)
— foreign levies and royalties	(137.1)	(145.8)	(16.1)	(17.2)
— deferred	(266.6)	(341.9)	(37.7)	(38.6)
Total mining and income tax	(60.5)	(1,363.5)	(150.3)	(8.7)
South African mining tax on mining income is determined on a formula basis which takes into account the profit and revenue from mining operations during the year. Non–mining income is taxed at a standard rate of 38%. Deferred tax is provided at the estimated effective mining tax rate on temporary differences. Major items causing the group’s income tax provision to differ from the maximum statutory mining tax rate of 46% were:

Tax on profit before taxation at maximum mining statutory tax rate	(449.9)	(2,040.3)
Rate adjustment to reflect the company tax rate in South Africa of 30.0%, tax rate in Ghana of 32.5% and tax rate in Australia of 30.0%	277.2	202.9
South African mining tax formula rate adjustment	48.0	166.9
Net non-taxable income and non-deductible expenditure	158.8	286.0
Foreign levies and royalties	(137.1)	(145.8)
South African capital gains tax	(12.0)	(19.1)
Use of assessed losses and unredeemed capital expenditure not previously recognised	—	124.1
Other	54.5	61.8

Income and mining tax expense	(60.5)	(1,363.5)

South African mining tax on mining income is determined according to a formula which takes into account the profit and revenue from mining operations.

South African mining taxable income is determined after the deduction of all mining capital expenditure, with the proviso that this cannot result in an assessed loss. Capital expenditure amounts not deducted are carried forward as unredeemed capital expenditure to be deducted from future mining income. Depreciation is ignored for the purpose of calculating South African mining taxation.

The formula for determining South African mining tax is:

Y =46 – 230/X

where Y is the percentage rate of tax payable and X is the ratio of mining profit, after the deduction of redeemable capital expenditure, to mining revenue expressed as a percentage.

Non-mining income of South African mining operations consists primarily of interest received and is taxed at a rate of 38 per cent.

South African company tax, for non-mining companies in the group, is determined at a rate of 30 per cent.

Company tax at Gold Fields Ghana Limited and Abosso Gold Fields Limited is determined at a rate of 32.5 per cent.

Company tax at St Ives (Pty) Limited and Agnew (Pty) Limited is determined at a rate of 30.0 per cent.

Deferred tax is provided at the expected future rate for mining operations arising from temporary differences between the book and tax values of assets and liabilities.

At 30 June 2004 the group had the following amounts available for set-off against the future income:

—	unredeemed capital expenditure at GFI Mining South Africa (Pty) Limited of R1,977.6 million. This comprises R11.9 million at the Driefontein operation, R233.2 million at the Kloof operation and R1,732.5 million at the Beatrix operation.

—	estimated and assessed losses at GFI Mining South Africa (Pty) Limited of R52.7 million, all of which relates to the Beatrix operation.

—	unredeemed capital expenditure at Beatrix Mining Ventures Limited of R nil million (2003:R1,479.4 million) at the Beatrix mine tax entity. With the rationalisation of the group’s South African mining operations into GFI Mining South Africa (Pty) Limited, the unredeemed capital expenditure at Beatrix Mining Ventures Limited was transferred to the new company.

These deductions are available to be utilised against income generated by the relevant tax entity and do not expire unless the tax entity concerned ceases to commercially mine for a period of longer than one year. Under South African mining tax ring-fencing legislation, each tax entity is treated separately and as such these deductions can only be utilised by the tax entities in which the deductions have been generated.

—	estimated tax losses at Orogen Investments SA (Luxembourg) of US$121.8 million (2003: US$85.4 million). No deferred tax asset is recognised in the balance sheet for this amount. In terms of current Luxembourg taxation legislation, losses incurred in accounting periods subsequent to 31 December 1990 can be carried forward indefinitely. All losses incurred by Orogen Investments SA (Luxembourg) were incurred subsequent to 31 December 1990.

—	estimated tax losses at Gold Fields Australia ((Pty) Limited of A$75.0 million (2003: A$20.4 million). These estimated tax losses do not have an expiration date.

—	estimated capital allowances at Gold Fields Ghana Limited of US$116.2 million (2003: US$46.2 million) and Abosso Goldfields Limited of US$8.4 million (2003: US$31.9 million), respectively. These estimated capital allowances do not have an expiration date.

8.	Earnings per share

		South African Rand		United States Dollars
		2004	2003	2003	2004
8.1	Headline earnings per share — cents	157	507	56	23
	Headline earnings per share is calculated on the basis of adjusted net earnings attributed to ordinary shareholders of R763.2 million (2003: R2,393.4 million) and 485,020,966 (2003: 471,814,106) shares being the weighted average number of ordinary shares in issue during the year.
	Net earnings is reconciled to headline earnings as follows:
	Net earnings	767.6	2,953.00	325.6	111.3
	Impairment of assets	426.2	—	—	61.8
	Taxation effect of impairment of assets	-111.3	—	—	-16.1
	Profit on sale of mineral rights	-187.2	—	—	-27.1
	Taxation effect of profit on sale of mineral rights	-53	—	—	-7.7
	Profit disposal on St Helena	—	-121.7	-13.4	—
	Taxation effect of profit disposal on St Helena	—	27.3	3	—
	Profit on sale of investments	-95.6	-479.7	-52.9	-13.9
	Taxation effect of profit on sale of investments	19.2	19.1	2.1	2.8
	Other after tax adjustments	-2.7	-4.6	-0.5	-0.5
	Headline earnings	763.2	2,393.40	263.9	110.6

8.2	Basic earnings per share — cents	158	626	69	23
	Basic earnings per share is calculated on the basis of net earnings attributable to ordinary shareholders of R767.6 million (2003: R2,953.0 million) and 485,020,966 (2003: 471,814,106) shares being the weighted average number of ordinary shares in issue during the year.
8.3	Diluted headline earnings per share — cents	156	504	56	23
	Diluted headline earnings per share is calculated on the basis of headline earnings attributable to ordinary shareholder of R869.2 million (2003: R2,393.4 million) and 487,698,431 (2003: 475,294,239) shares being the diluted number of ordinary shares in issue during the year.
	The weighted average number of shares has been adjusted by the following to arrive at the diluted number of ordinary shares:
	Weighted average number of shares	485,020,966	471,814,106
	Share options in issue	2,677,465	3,480,133
	Diluted number of ordinary shares	487,698,431	475,294,239
8.4	Diluted basic earnings per share — cents	157	621	69	23
	Diluted basic earnings per share is calculated on the basis of net earnings attributable to ordinary shareholders of R767.6 million (2003: R2,953.0 million) and 487,698,431 (2003: 475,294,239) shares being the diluted number of ordinary shares in issue during the year.

9.	Dividends

	South African Rand		United States Dollars
	2004	2003	2003	2004
2003 Final dividend of 100 cents per share	472.4	1,038.50	96.6	63.2
(2002: 220 cents) declared on 29 July 2003 and paid on 25 August 2003.	196.7	707.9	87.7	29.4
2004 Interim dividend of 40 cents per share (2003: 150 cents) declared on 28 January 2004 and paid on 23 February 2004
Total dividends	669.1	1,746.40	184.3	92.6

10.	Property, plant and equipment

	South African Rand			United States Dollars
	Total	Mine development and infrastructure	Land, mineral rights and rehabilitation assets	Land, mineral rights and rehabilitation assets	Mine development and infrastructure	Total
Property, plant and equipment 30-Jun-04 Cost
Balance at beginning of the year	24,881.50	22,042.20	2,839.30	364.4	2,829.60	3,194.00
Acquisition of additional interest in Artic Platinum	44.1	44.1	—	—	6.4	6.4
Additions	2,880.10	2,848.00	32.1	4.7	412.7	417.4
Disposals	-228.5	-155.3	-73.2	-10.6	-22.5	-33.1
Other	37.1	4.8	32.3	4.6	0.7	5.3
Translation adjustment	-892.6	-588.2	-304.4	37.9	613.6	651.5
Balance at end of the year	26,721.70	24,195.60	2,526.10	401	3,840.50	4,241.50
Accumulated depreciation
Balance at beginning of year	9,510.20	8,727.30	782.9	100.5	1,120.30	1,220.80
Charge for the year	1,236.30	1,096.80	139.5	20.2	159	179.2
Disposals	-5.9	-5.9	—	—	-0.9	-0.9
Impairment	426.2	278.9	147.3	21.4	40.4	61.8
Other	2.9	2.9	—	—	0.4	0.4
Translation adjustment	-276.5	-207	-69.5	16.7	251	267.7
Balance at end of the year	10,893.20	9,893.00	1,000.20	158.8	1,570.20	1,729.00
Carrying value at end of the year 30-Jun-03	15,828.50	14,302.60	1,525.90	242.2	2,270.30	2,512.50
Cost	24,881.50	22,042.20	2.839.3	364.4	2,829.60	3,194.00
Accumulated depreciation	9,510.20	8,727.30	782.9	100.5	1,120.30	1,220.80
Carrying value at end of the year	15,371.30	13,314.90	2,056.40	263.9	1,709.30	1,973.20

11.	Investment in associate

	South African Rand		United States Dollars
	2004	2003	2003	2004
The group has a 33.1% interest in Rand Refinery Limited, a company incorporated in the Republic of South Africa, which is involved in the refining of bullion and by-products which are sourced inter alia from South Africa and foreign gold producing mining companies. The investment has been equity accounted as from 1 July 2002.
Investment in associate consists of:
Unlisted shares at cost	19.4	19.4	1.9	1.9
Share of accumulated losses brought forward	-8.3	—	—	-0.9
(Loss)/profit after taxation (refer note 3)	-2.9	9.1	1	-0.4
Dividends	-5.7	-17.4	-1.9	-0.8
Translation adjustments	—	—	0.4	0.6
Total investment in associate	2.5	11.1	1.4	0.4
The group’s effective share of balance sheet items in its associate is as follows:
Non-current assets	55.9	51.1	6.6	8.9
Current assets	27	41	5.3	4.3
Total assets	82.9	92.1	11.9	13.2
Non-current liabilities	4.6	4.4	0.6	0.8
Current liabilities	10.8	15.8	2	1.7
Total equity and liabilities	15.4	20.2	2.6	2.5
Net assets	67.5	71.9	9.3	10.7
Reconciliation of the total investment in associate with net assets:
Net assets	67.5	71.9	9.3	10.7
Negative goodwill	-65	-60.8	-7.9	-10.3
Carrying value	2.5	11.1	1.4	0.4

12.	Investments

	South African Rand		United States Dollars
	2004	2003	2003	2004
Investment
Listed
Cost less permanent write downs	515.7	282.2	36.2	81.9
Net unrealised gain on revaluation	73	192.8	24.8	11.5
Book value	588.7	475	61	93.4
Market value	588.7	475	61	93.4
Unlisted
Book value and directors’ valuation	203.5	14.8	1.9	32.3
Total listed and unlisted investments	792.2	489.8	62.9	125.7
Loans advanced	6.5	11.2	1.4	1.1
Total investments	798.7	501	64.3	126.8
Unlisted

13.	Environmental trust fund

	South African Rand		United States Dollars
	2004	2003	2003	2004
Environmental Trust Fund
Gold Fields Mining Environmental Trust Fund
Balance at beginning of the year	275	252.7	24.4	35.3
Contributions made during the year	30.5	29.1	3.2	4.4
Interest earned during the year	25.9	29	3.2	3.8
Payment due to disposal of St Helena	—	-35.8	-3.1	—
Translation adjustment	—	—	7.6	9.1

Balance at end of the year	331.4	275	35.3	52.6

The proceeds from this fund are intended to fund environmental rehabilitation obligations of the group’s South African mines and they are not available for the general purposes of the group. All income from this asset is reinvested or spent to meet these obligations. These obligations are included in environmental rehabilitation costs under long-term provisions (refer note 20.2)

14. Financial instruments
	South African Rand		United States Dollars
	2004	2003	2003	2004
Amount owing on close-out of financial instruments	676.1	—	—	107.3
Current portion included in current assets	-233.5	—	—	-37

Total non-current portion of amount owing on close-out of financial instruments	442.6	—	—	70.3

The amount owing on the close-out of financial instruments relates to the close-out of the Australian dollar/United States dollar financial instruments on 7 January 2004. The close-out of the outstanding open positions of US$275.0 million was executed at an average rate of 0.7670 US$/A$. These transactions locked in gross profit amounting to US$ 115.7 million and the underlying cash receipts were deferred to match the maturity dates of the original transactions.

On 7 May 2004, the future US dollar values were fixed in Australian dollars to take advantage of the weakening in the Australian dollar against the US dollar since the close-out of these financial instruments. The net balance on the original value of the future cash flows was US$ 107.4 million (US$115.7 million less US$8.3 million premium on the call option) or A$140.0 million at 0.7670 US$/A$, the rate at the time of the original transaction. The value fixed in Australian dollars amounted to A$147.0 million, based on a spot rate of 0.7158 US$/A$. Payments against this settlement are receivable on a quarterly basis with the last payment due on 29 December 2006.

15. Inventories
	South African Rand		United States Dollars
	2004	2003	2003	2004
Inventories
Gold-in-process	466.9	618.9	79.4	74.1
Consumable stores	201.4	203.9	26.2	32
Mineral rights	3.9	62.9	8.1	0.6
Total inventories	672.2	885.7	113.7	106.7

16.    Accounts receivable

	South African Rand		United States Dollars
	2004	2003	2003	2004
Accounts receivable
Gold sale trade receivables	198.1	270.3	34.7	31.4
Other trade receivables	88.3	62.5	8	14
Deposits	12.6	—	—	2
Interest receivable	9.8	11.5	1.5	1.6
Other	99.2	72.4	9.3	15.8
Payroll debtors	20.4	16.6	2.1	3.2
Pre-paid expenses	43.6	35.5	4.6	6.9
Proceeds outstanding on sale of listed investments	—	23.5	3	—
Value added tax	228.9	90.9	11.7	36.4
Total accounts receivable	700.9	583.2	74.9	111.3

17. Cash and cash equivalents
	South African Rand		United States Dollars
	2004	2003	2003	2004
Cash and cash equivalents
Cash at bank and on hand	30.3	0.6	0.1	4.8
Short-term deposits	4,104.20	1,040.20	133.5	651.5
	4,134.50	1,040.80	133.6	656.3

18. Minority interests
	South African Rand		United States Dollars
	2004	2003	2003	2004
Balance at beginning of the year	668.2	567.1	54.7	85.8
Share of profit after taxation	149.9	128	14.1	21.7
Dividends paid	—	-51.6	-5.8	—
Arising on (acquisition)/set-up of minorities in Arctic Platinum	-200.8	200.8	25.3	-29.1
Loans repaid during the year	-18.8	-82.7	-9.8	-2.7
Loans advanced during the year	107.4	—	—	15.6
Translation adjustments	-43	-93.4	7.3	13.9
Balance at end of the year	662.9	668.2	85.8	105.2

19.    Deferred taxation

	South African Rand		United States Dollars
	2004	2003	2003	2004
The detailed components of the net deferred taxation liability which results from the differences between the amounts of assets and liabilities recognised for financial reporting and taxation purposes in different accounting periods are:
Deferred taxation liabilities
— Mining assets	5,248.7	5,165.6	663.1	833.1
— Investment in environmental trust fund	136.8	117.1	15.0	21.7
— Financial instruments	145.6	160.7	20.6	23.1
— Inventories	17.4	25.7	3.3	2.8
— Loans	—	18.2	2.3	—
— Other	37.2	55.1	7.2	5.9
Gross deferred taxation liabilities	5,585.7	5,542.4	711.5	886.6
Deferred taxation assets
— Provisions	(411.2)	(427.2)	(54.8)	(65.3)
— Loans	(638.9)	—	—	(101.4)
— Tax Losses	(149.5)	(46.3)	(6.0)	(23.7)
— Unredeemed capital expenditure	(1,050.0)	(789.3)	(101.3)	(166.7)

19.    Deferred taxation (continued)

	South African Rand		United States Dollars
	2004	2003	2003	2004
Net deferred taxation liabilities	3,336.1	4,279.6	549.4	529.5
Balance at the beginning of the year	4,279.6	3,736.5	360.7	549.4
Deferred tax effect of the Mvela transaction recorded in equity	(676.6)	—	—	(98.1)
Transferred through the income statement	(146.1)	634.9	70.0	(21.2)
Translation adjustment	(120.8)	(91.8)	118.7	99.4
Balance at end of the year	3,336.1	4,279.6	549.4	529.5

20.    Long-term liabilities

	South African Rand		United States Dollars
	2004	2003	2003	2004
— Debt component of Mvela loan

On 17 March 2004, Mvelaphanda Gold (Pty) Limited, a wholly owned subsidiary of Mvelaphanda Resources Limited, advanced an amount of R4,139.0 million to GFI Mining South Africa (Pty) Limited. The loan bears interest at a fixed rate of 10.57% nominal annual compounded semi-annually. Interest is payable semi-annually and the loan amount is repayable five years from the date of advance. All payments under this loan have been guaranteed by Gold Fields Limited and two of its offshore subsidiaries.

On the date the loan is repaid, Mvelaphanda Gold (Pty) Limited will subscribe for new shares in GFI Mining South Africa (Pty) Limited such that after the subscription it will own 15 per cent of the enlarged equity of GFI Mining South Africa (Pty) Limited.

The net proceeds of the loan of R4,107.0 million (R4,139.0 million less R32.0 million of costs) was accounted for in two components, a debt component and an equity component.

The debt component on initial recognition, included in long-term liabilities, is the present value of the future interest payments discounted using a market related cost of debt. The residual amount, representing the value of the equity component, is included in shareholders’ equity.

The debt component of the Mvela loan is amortised against payments of interest on the loan of R4,139.0 million with a proportionate amount of such payments recognised as interest on the debt component of the Mvela loan.

GFI Mining South Africa (Pty) Limited entered into two interest rate swaps, an amortising and an accreting swap. The amortising swap for R1,653.0 million reflects the profile of the debt component of the Mvela loan and has been designated as a fair value hedge. The accreting swap for R2,486.0 million accretes to R4,139.0 million over five years and is regarded as a derivative and is thus marked to market. The fixed rate receivable on these interest rate swaps is equal to the interest rate payable on the loan from Mvelaphanda Gold (Pty) Limited and the floating rate payable is the three month JIBAR rate plus a margin of 1.025% (refer note 32).

Loan advanced	4,107.0	—	—	595.2
Equity component	(2,453.6)	—	—	(355.6)
Debt component on initial recognition	1,653.4	—	—	239.6
Fair value adjustment in relation to amortising interest rate swap	(18.1)	—	—	2.6
Translation adjustment	—	—	—	17.4
Fair value of liability component at end of year	1,635.3	—	—	259.6

20.    Long-term liabilities (continued)

	South African Rand		United States Dollars
	2004	2003	2003	2004
The fair value adjustment in relation to the amortising interest rate swap is calculated using cash flows over the remaining period of the debt discounted at the five year forward curve of the three-month JIBAR rate plus a margin of 1,025%
Balance	1,635.3	—	—	259.6
— Syndicated credit facility	—	229.7	29.5	—

On 26 November 2001, Gold Fields entered into a syndicated credit facility of US$250.0 million. This syndicated facility consists of a US$160.0 million term-loan facility and a US$90.0 million revolving credit facility. These two facilities bear interest at LIBOR plus 1.15%.

On 30 November 2001, the full US$160.0 million of the term loan and US$5.0 million of the revolving credit facility was drawn down. The amounts drawn down were used to fund the acquisition of the St Ives and Agnew mines. On 30 January 2004 the term loan was fully repaid. During the 2003 financial year US$114.5 million of the term loan and US$5.0 million of the revolving credit facility were repaid.

The revolving credit facility is available until 26 November 2006. Interest on this facility is payable at either monthly, three-monthly or six-monthly intervals.

The full facility is collateralised by Gold Fields’ shares in St Ives and Agnew. All payments under the facility have been guaranteed by Gold Fields Limited and several of its subsidiaries.

— Two year term loan facility	—	94.2	12.1	—
On 31 December 2001, Gold Fields entered into a bilateral two-year term loan and letter of credit facility of US$35.0 million and a two-year term loan facility of US$15.0 million. These two facilities bear interest at LIBOR plus 0.95%.

On 23 January 2002, the full US$35.0 million of the bilateral two-year term-loan and letter of credit facility was utilised. US$32.9 million was used to finance the acquisition by Goldfields of 71.1 % of Abosso Gold Fields Limited, US$2.0 million to replace an existing letter of credit for Abosso Goldfields Limited and the remaining US$0.1 million was used for general corporate purposes.

On 23 January 2002, the full US$15.0 million of the bilateral two-year term loan facility was utilised. US$10.0 million was used to refinance existing debt of Abosso Goldfields Limited and the remaining US$5.0 million was used for general corporate purposes.

On 31 December 2003 the bilateral two-year term loan was fully repaid. During the 2003 financial year US$20.9 million was repaid against this loan. The US$15.0 million two-year term loan facility was fully repaid in the 2002 financial year. Interest on both facilities is payable at either monthly, three-monthly or six-monthly intervals.

Both facilities have been secured by Gold Fields’ shares in Abosso Gold Fields Limited. All payments under the two facilities have been guaranteed by Goldfields Limited and several of its subsidiaries.

Gross long-term liabilities	1,635.3	323.9	41.6	259.6
Current portion included in current liabilities	(206.7)	(159.7)	(20.5)	(32.8)
Total long-term liabilities	1,428.6	164.2	21.1	226.8

21.    Long-term provisions

		South African Rand		United States Dollars
		2004	2003	2003	2004
21.1	Post-retirement health care costs	58.1	90.7	11.6	9.2
	The group has certain liabilities to subsidise the contributions payable by certain pensioners and dependants of ex-employees on a pay-as-you-go basis. During financial 2004 approximately 6 per cent (2003: 61%) of these pensioners and dependants were bought out of the scheme at 15% premium to the latest actuarial valuation. The remaining obligation was actuarially valued at 30 June 2004 and the outstanding contributions will be funded over the lifetime of these pensioners and dependants.
	The following table sets forth the funded status and amounts recognised by the group for post-retirement health care costs:
	Actuarial present value	54.4	90.7	11.6	8.6
	Plan assets at fair value	—	—	—	—
	Accumulated benefit obligation in excess of plan assets	54.4	90.7	11.6	8.6
	Unrecognised prior service costs	—	—	—	—
	Unrecognised actuarial (gains)/losses	—	—	—	—
	Post-retirement health care liability	54.4	90.7	11.6	8.6
	Benefit obligation reconciliation
	Balance at beginning of the year	90.7	260.2	25.1	11.6
	Interest charge	11.8	36.5	4	1.7
	Payments during the year	-4.4	-30.4	-3.4	-0.6
	Benefits forfeited	-17.9	—	—	-2.6
	Premium on buyout of pensioners and dependants	5	26.7	3	0.7
	Buy-out of pensioners and dependants	-27.1	-202.3	-22.3	-3.9
	Translation adjustments	—	—	5.2	2.3
	Balance at end of the year	58.1	90.7	11.6	9.2
	The obligation has been valued using the projected unit credit funding method on past service liabilities. The valuation assumes a health care cost inflation rate of 11% per annum and a discount rate of 13% per annum. Assumed health care cost trend rates have a significant impact on the amounts reported for the health care plans.
	A one percentage point increase in assumed health care trend rates would have increased interest cost for 2004 by R1.3 million (10.8%) (2003: R2.9 million (8.0%)). The effect of this change on the accumulated post-retirement health care benefit obligation at 30 June 2004 would have been an increase of R5.4 million (9.3%) (2003:R8.9 million (9.8%)).
	A one percentage point decrease in assume health care trend rates would have decreased interest cost for 2004 by R1.4 million (11.7%) (2003: R2.6 million (7.2%)). The effect of this change on the accumulated post retirement health care benefit obligation at 30 June 2004 would have been a decrease of R4.7 million (8.1%) (2003:R7.6 million (8.4%)).
21.2	Environmental rehabilitation costs
	Balance at beginning of the year	715.3	770.2	74.3	91.8
	Additional provision due to new disturbances	—	25.2	2.8	—
	Inflation charge	41.6	30.6	3.4	6
	Interest charge	16.5	13.2	1.5	2.4
	Payments against provision	-10.6	-17.2	-1.9	-1.6
	Payment due to disposal of St Helena	—	-41.6	-4.9	—
	Translation adjustments	-47.4	-65.1	16.6	15
	Balance at end of the year	715.4	715.3	91.8	113.6

21.    Long-term provisions (continued)

	South African Rand		United States Dollars
	2004	2003	2003	2004
The group’s South African operations contribute to a dedicated environmental rehabilitation trust fund to provide for the estimated cost of rehabilitation at the end of the mines’ lives. At 30 June 2004 the balance in this fund was R331.4 million (2003: R275.0 million). Refer note 12.
The expected timing of the cash outflows in respect of the provision is on the closure of the various mining operations. However, certain current rehabilitation costs are charged to this provision as and when incurred.
Total long-term provisions	773.5	806	103.4	122.8

22.    Accounts payable

	South African Rand		United States Dollars
	2004	2003	2003	2004
Trade creditors	516.9	731.6	93.9	82.1

Accruals and other creditors	803.3	449.4	57.6	127.5

Leave pay accrual	242.4	258.4	33.2	38.5

Net interest payable on debt component of Mvela loan	34.3	—	—	5.4
Financial instrument	159.7	—	—	25.4
Total accounts payable	1,756.60	1,439.40	184.7	278.9

23.	Cash generated by operations

	South African Rand		United States Dollars
	2004	2003	2003	2004
Net earnings	767.6	2,953.00	325.6	111.3
Taxation	60.5	1,363.50	150.3	8.7
Interest paid	101.7	43.9	4.8	14.7
Investment income	-107.8	-164.2	-18.1	-15.6
Dividends received	15.7	19.7	2.2	2.3
Interest received	92.1	144.5	15.9	13.3
Minority interest	149.9	128	14.1	21.7
Earnings before tax, interest, investment income and minority interest	971.9	4,324.20	476.7	140.8
Non-cash items:	1,037.30	251.9	27.9	150.4
Amortisation and depreciation	1,236.30	1,340.90	147.8	179.2
Dividends in specie received	—	-19.7	-2.2	—
Exchange rate difference	-195.1	-247.5	-27.3	-28.2
Impairment of assets	426.2	—	—	61.8
Interest adjustment to post retirement health care liability	11.8	36.5	4	1.7
Inflation adjustment to rehabilitation liability	41.6	30.6	3.4	6
Interest adjustment to rehabilitation liability	16.5	13.2	1.5	2.4
Other	-33.4	32.4	3.7	-4.8
Profit on disposal of St Helena	—	-121.7	-13.4	—
Profit on sale of mineral rights	-187.2	—	—	-27.1
Profit on sale of investments	-95.6	-479.7	-52.9	-13.9
Retirement of health care obligations	5	26.7	3	0.7
Unrealised gain on financial instruments	-189	-324.1	-35.7	-27.4
Unrealised gain on foreign debt, net of cash	-24.6	-35.7	-4	-3.6
Write off of mineral rights	24.8	—	—	3.6
Total cash generated by operations	2,009.20	4,576.10	504.6	291.2

24. Change in working capital

	South African Rand		United States Dollars
	2004	2003	2003	2004
Inventories	37.1	-5.2	-0.6	5.4
Accounts receivable	-176.3	232.4	25.5	-25.6
Accounts payable	318.8	-35.6	-4	46.2
Total change in working capital	179.6	191.6	20.9	26

25.    Tax paid

	South African Rand		United States Dollars
	2004	2003	2003	2004
Amount owing at beginning of the year	-405.3	-463.6	-44.8	-52
SA and foreign current taxation	-206.6	-728.6	-80.3	-29.9
Amount owing at end of the year	89.3	405.3	52	14.2
Translation	—	—	—	-8

Total tax paid	-522.6	-786.9	-73.1	-75.7

26. Dividends paid
	South African Rand		United States Dollars
	2004	2003	2003	2004
Dividends per statement of shareholders’ equity	-699.1	-1,746.40	-184.3	-92.6
Dividends paid to minority shareholders	—	-51.6	-5.8	—
Total dividends paid	-699.1	-1,798.00	-190.1	-92.6

27.	Additional cash flow information

	South African Rand		United States Dollars
	2004	2003	2003	2004
Disposal of St Helena
With effect from 30 October 2002, the group disposed of the assets and liabilities of St Helena to Freegold. The aggregate fair value of the assets and the liabilities disposed of were as follows:

Property, plant and equipment	—	1.5	0.2
Inventory	—	2.6	0.1	—
Environmental rehabilitation provision	—	-41.6	-4.9	—
Environmental rehabilitation investment	—	35.8	3.1	—
Net liabilities disposed of	—	-1.7	-1.5	—
Profit on disposal of St Helena	—	121.7	13.4	—
Payment received in cash	—	120	11.9	—
Acquisition of minority shareholders’ interest in Arctic Platinum

With effect from 4 September 2003 the group acquired the minority shareholders’ interest in Arctic Platinum.
Minority shareholders’ interest	200.8	—	—	29.1
Paid for by issue of share capital	-60.4	—	—	-8.7
Paid for by cash	-140.4	—	—	20.4
The R140.4 million paid for in cash is included in the purchase of investments line in the cash flow statement

28.	Retirement benefits

	South African Rand		United States Dollars
	2004	2003	2003	2004
The Gold Fields Limited Corporate Pension Fund is a defined benefit scheme, which has 14 employee members. Membership to the scheme is closed. The scheme is valued at intervals of not more than three years using the projected unit credit method. This is the only defined benefit pension scheme in the group.
The last actuarial valuation was carried out at 30 June 2004 and the fund showed a deficit of R2.2 million (2003: R8.6 million). This deficit was fully provided for at year-end.
This scheme is in the process of being wound up. On 1 June 2004, all active members were transferred to the Gold Fields Retirement Fund, a defined contribution scheme. Pensioner members will be transferred from the scheme to a retirement scheme of their choice by 30 June 2005.
All other employees are members of various defined contribution retirement schemes.
Contributions to the various retirement schemes are fully expensed during the year in which they are incurred. The cost of providing retirement benefits for the year amounted to R266.8 million (2003: R241.3 million).

29.	Commitments

	South African Rand		United States Dollars
	2004	2003	2003	2004
Capital expenditure
— authorised	3,280.10	4,733.50	607.6	520.7
— contracted for	362.1	268.6	34.5	57.5
Operating lease
— within one year	5.5	4.6	0.6	0.9
— thereafter	22.3	3.5	0.5	3.5
Other guarantees	276.9	122.1	15.7	44
Commitments will be funded from internal sources and to the extent necessary from borrowings.

30.	Contingent liabilities

	South African Rand		United States Dollars
	2004	2003	2003	2004
No material claims have been filed against the group.

World Gold Council
Gold Fields is a member of the World Gold Council. In terms of the membership agreement, all members are responsible for certain costs, including core costs on a three year rolling basis, winding up costs, if applicable, and various other contingent liabilities. Apportionment of liabilities to individual members, should they arise, is done proportionate to the member’s production relative to the total production of all members. To date, no claims have been made on Gold Fields.

31.	Lines of Credit

	South African Rand		United States Dollars
	2004	2003	2003	2004
The group has unutilised lines of credit of US$90 million at 30 June 2004 (2003: US$90.0 million)

32.	Risk management activities

	South African Rand		United States Dollars
	2004	2003	2003	2004
Risk management activities
In the normal course of its operations, the group is exposed to commodity price, currency, interest rate, liquidity and credit risk. In order to manage these risks, the group has developed a comprehensive risk management process to facilitate control and monitoring of these risks.

Concentration of credit risk
The group’s financial instruments do not represent a concentration of credit risk as the group deals with a number of major banks. Accounts receivable are regularly monitored and assessed and where necessary an adequate level of provision is maintained.

A formal process of allocating counterparty exposure and prudential limits is approved by the audit committee and is applied under the supervision of the group’s executive committee. No marginal facilities are engaged.

Foreign currency and commodity price risk
In the normal course of business the group enters into transactions for the sale of its gold, denominated in US dollars. In addition, the group has assets and liabilities in a number of different currencies (primarily US dollars and Australian dollars). As a result, the group is subject to transaction and translation exposure from fluctuations in foreign currency exchange rates.

Due to the fact that US$165.0 million of debt was drawn down to acquire the St Ives and Agnew operations, it was deemed prudent to establish Australian dollar/United States dollar instruments to protect the cash flows of the operations in the event of the strengthening of the Australian dollar. In line with this decision US$500.0 million of United States dollar/Australian dollar currency financial instruments were established over five years in respect of the St Ives and Agnew operations. The instruments are a combination of outright forwards and options and provide protection at exchange rates ranging between 49 and 52 US cents.

32.	Risk management activities (continued)

	South African Rand		United States Dollars
	2004	2003	2003	2004
On 7 January 2004, the remaining instruments were closed out. The existing forward purchases of dollars and the put and call options were closed out by entering into equal and opposite transactions. The close out of the outstanding portion of US$275 million was at an average spot rate of 0.7670 US$/A$. Subsequent to this, on 7 May 2004,the future US dollar values were fixed in Australian dollars at a spot rate of 0.715 US$/A$, to take advantage of the weakened Australian dollar against the US dollar at that time. US$ nil million of these instruments remain at 30 June 2004 (2003: US$300.0 million).

In order to participate in any further Australian dollar appreciation, a strip of quarterly maturing Australian dollar/United States dollar call options were purchased in respect of an amount of US$275.0 million of which the value dates and amounts match the dates of the original structure. The average strike price of these options is 0.7670 US$/A$.US$262.5 million of these instruments remain at 30 June 2004.

Insofar as South African rand/United States dollar exposures are concerned, the group does not have a general policy of hedging these exposures, but will from time to time establish positions on an opportunistic basis. In line with this policy, forward cover of US$50.0 million (2004: US$36.0 million) was purchased to hedge the group’s commitment in respect of the Tarkwa mill and owner mining projects, since approval has been obtained from the South African Reserve Bank to fund these commitments from South African sources.

33.	Fair value of financial instruments

	30-Jun-04 Rm		30-Jun-03 Rm
	Carrying amount	Fair value	Carrying amount	Fair value
Financial assets
Cash and cash equivalents	4,134.50	4,134.50	1,040.80	1,040.80
Current portion of financial instruments	233.5	233.5	—	—
Accounts receivable	700.9	700.9	583.2	583.2
Non-current portion of financial instruments	442.6	442.6	—	—
Environmental Trust Fund	331.4	331.4	275	275
Investments	798.7	798.7	501	501

Financial liabilities
Accounts payable	1,756.60	1,756.60	1,439.40	1,439.40
Current portion of long-term liabilities	206.7	206.7	159.7	159.7
Long-term liabilities	1,428.60	1,428.60	164.2	164.2

	30-Jun-04 US$ million		30-Jun-03 US$ million
	Carrying amount	Fair value	Carrying amount	Fair value
Financial assets
Cash and cash equivalents	656.3	656.3	133.6	133.6
Current portion of financial instruments	37	37	—	—
Accounts receivable	111.3	111.3	74.9	74.9
Non-current portion of financial instruments	70.3	70.3	—	—
Environmental Trust Fund	52.6	52.6	35.3	35.3
Investments	126.8	126.8	64.3	64.3

Financial liabilities
Accounts payable	278.9	278.9	184.7	184.7
Current portion of long-term liabilities	32.8	32.8	20.5	20.5
Long-term liabilities	226.8	226.8	21.1	21.1

33.	Fair value of financial instruments (continued)

	Year ended 30 June
	2005	2006	2007	Total
Australian dollar/US dollar
Call options:
Amount (US dollars) — 000’s	87,500	100,000	75,000	262,500
Average strike price (US$/A$)	0.767	0.767	0.7670	0.7670

US dollar/rand			2005	Total
Forward exchange contracts:
Amount (US dollars) — 000’s			50,000	50,000
Average strike price (R/US$)			6.6368	6.6368

34.	Related party transactions

Related party transactions

None of the directors, officers or major shareholders of Gold Fields or, to the knowledge of Gold Fields, their families, had any interest, direct or indirect, in any transaction during the last two fiscal years or in any proposed transaction which has affected or will materially affect Gold Fields or its investment interests or subsidiaries, other than as stated below.

Pro-Drilling and Mining (Pty) Limited

Michael J.Prinsloo, Executive Vice President, South African Operations sits on the board of and owns 50 per cent of Pro-Drilling and Mining (Pty) Limited, or Pro-Drilling, a privately held drilling company. Pro-Drilling has a contract with GFI Mining South African (Pty) Limited to provide labour, equipment and materials for diamond drilling and core recovery at the Driefontein operation. The contract is valid until terminated upon one month’s written notice by either party. Gold Fields employed Pro-Drilling prior to Mr Prinsloo joining Gold Fields. During fiscal 2004 Gold Fields paid Pro-Drilling a total of approximately R2.0 million (2003:R1.6 million).

Mvelaphanda Resources Limited

Tokyo MG Sexwale and Bernard R van Rooyen, non-executive directors of Gold Fields, are, respectively, the chairman of the board and a director of Mvelaphanda Resources Limited, or Mvela Resources.

On 10 July 2002, Gold Fields announced that it had granted Mvela Resources participation rights of a minimum of 5 per cent and a maximum of 15 per cent in any new Gold Fields’ precious metals exploration projects in Africa, beginning 1 March 2002. In consideration for the transaction Mvela Resources will issue to Gold Fields options to subscribe in tranches for ordinary shares in Mvela Resources at a 10 per cent premium to the five-day weighted average trading price on the JSE Securities Exchange South Africa. Mvela Resources initially issued Gold Fields options to subscribe for shares with a value of R10.0 million. Thereafter, each year Mvela Resources will issue to Gold Fields options to subscribe for shares with a value equal to half of the amount spent by Gold Fields on the precious metals exploration projects covered by the agreement between the parties during that year. In F2004 Gold Fields was issued with 521,812 options (F2003: 753,537 options).

The term of the agreement is five years. This transaction was approved by Mvela Resources shareholders on 21 August 2002. In addition, Mvela Resources will be obligated to pay for its proportional share of the costs of any exploration project it elects to participate in.

On 8 March 2004, shareholders of both Gold Fields and Mvela Resources voted decisively in favour of all shareholder resolutions necessary to implement the transaction described more fully in the Directors’ report.

Rand Refinery Limited

GFI Mining South Africa (Pty) Ltd has an agreement with Rand Refinery Limited (“Rand Refinery”), in which Gold Fields holds a 33.1 per cent interest, providing for the refining of substantially all of Gold Fields’ South African gold production by Rand Refinery. On 21 November 2000, GFL Mining Services

Limited (“GFLMS”) entered into an agreement with Rand Refinery in terms of which GFLMS acts as an agent for Rand Refinery with regard to the sale of a maximum of 50 per cent of Gold Fields’ South African gold production. On 1 June 2004 GFLMS exercised its right, by giving notice to Rand Refinery, to sell all of Gold Fields’ South African gold production with effect from 1 October 2004. Gold Fields Ghana Limited and Abosso Goldfields Limited also have agreements with Rand Refinery since March 2002 to transport, refine and sell substantially all of the gold production from the Tarkwa and Damang mines.

Nicholas Holland, who is the Chief Financial Officer and a director of Gold Fields, has been a director of Rand Refinery since 12 July 2000. As a director of GFL Mining Services Limited, which is a wholly-owned subsidiary of Gold Fields, Mr Holland has declared his interest in the contract between Rand Refinery and GFL Mining Services Limited, pursuant to South African requirements, and has not participated in the decision of Rand Refinery to enter into the agreement with either of GFL Mining Services Limited, Gold Fields Ghana Limited or Abosso Gold Fields Limited. Mr Holland signed the agreement with Rand Refinery on behalf of GFL Mining Services Limited.

Gold Fields believes that the above transactions with related parties have been conducted on terms at least as favourable to it as arm’s length terms.

None of the directors or officers of Gold Fields or any associate of such director or officer is currently or has been at any time during the past two fiscal years materially indebted to Gold Fields.

Pro forma income statement and balance sheet of Harmony	ANNEXURE II

Set out below are the pro forma balance sheets and income statements of Harmony and the enlarged group. The pro forma balance sheets and income statements are presented for illustrative purposes only and may not give a fair reflection of Harmony post implementation of the proposed merger. The pro forma financial information is the responsibility of the directors of Harmony.

1.	100% acceptances:

Pro forma balance sheets at 30 June 2004

	Published before the proposed merger R million	Pro forma adjustment R million	Pro forma after the proposed merger R million
Assets
Non-current assets	27,320	80,978	108,298
Property, plant and equipment	22,244	70,871	93,115
Investments	2,612	1,130	3,742
Investments in associates	124	2	126
Restricted cash	62	—	62
Deferred taxation asset	3	—	3
Deferred financial assets	8	—	8
Non-current portion of financial instruments	—	443	443
Intangible assets	2,267	8,532	10,799
Current assets	2,742	5,491	8,233
Inventories	531	672	1,203
Receivables	859	701	1,560
Deferred stripping costs	—	58	58
Current portion of financial instruments	—	233	233
Cash and cash equivalents	1,352	3,827	5,179

Total assets	30,062	86,469	116,531

Equity and liabilities
Share capital and reserves	20,781	52,896	73,677
Share capital	160	313	473
Share premium	20,729	52,583	73,312
Fair value and other reserves	(1,186)	—	(1,186)
Retained earnings	1,078	—	1,078
Minority interest	—	663	663
Non-current liabilities	6,828	30,857	37,685
Long term borrowings	2,790	1,429	4,219
Net deferred taxation liabilities	2,662	28,655	31,317
Net deferred financial liabilities	578	—	578
Long-term provisions	798	773	1,571
Current liabilities	2,453	2,053	4,506
Accounts payable and accrued liabilities	2,385	1,964	4,349
Income and mining taxes	60	89	149
Shareholders for dividends	8	—	8

Total equity and liabilities	30,062	86,469	116,531

Notes:

1.	The figures in the “Published before the proposed merger” column have been extracted from Harmony’s audited annual financial statements for the financial year ended 30 June 2004.

2.	The figures in relation to Gold Fields have been extracted from Gold Fields’ audited annual financial statements for the financial year ended 30 June 2004.

3.	The following assumptions were taken into account in arriving at net asset value and net tangible asset value:

(i)	the “pro forma after the proposed merger” assumes that the proposed merger was implemented on 30 June 2004;

(ii)	the adjustment to share capital for the issue of 626 652 963 (representing the Gold Fields shares in issue at 30 June 2004 multiplied by 1.275 being the ratio of Harmony shares to be issued for each Gold Fields share) Harmony consideration shares at the nominal value of 50 cents per share as settlement for the proposed merger consideration;

(iii)	the adjustment to share premium representing the excess of the closing market price of Harmony shares on the JSE of 8441 cents as at the last practicable date above the nominal value of 50 cents per share;

(iv)	the calculation of the pro forma net asset value per share and net tangible asset value per share assumes that the Harmony consideration shares were issued on 30 June 2004;

(v)	the adjustment to property, plant and equipment represents the net book value of Gold Fields’ property, plant and equipment as at 30 June 2004 of R15,829 million and an adjustment of R55,042 million which is based on the difference between the market capitalisation of the Gold Fields group (Gold Fields shares in issue at 30 June 2004 multiplied by the Gold Fields share price of 9089 cents as at the last practicable date) less the net asset value of the Gold Fields group at 30 June 2004 as per the audited annual financial statements, increased by the related deferred tax liability using the mining statutory tax rate of 46%;

(vi)	the adjustment to intangible assets represents the goodwill arising from the implementation of the proposed merger, calculated as the consideration paid (Harmony shares issued as consideration multiplied by the Harmony share price on the last practicable date) less the market capitalisation of the Gold Fields group (Gold Fields shares in issue at 30 June 2004 multiplied by the Gold Fields share price on the last practicable date) and estimated transaction costs of R308 million;

(vii)	the adjustment to deferred tax liabilities includes an amount of R25,319 million arising on the adjustment of R55,042 million to the carrying value of the Gold Fields’ property, plant and equipment as per note (iv) above;

(viii)	all other adjustments represent the carrying value of Gold Fields’ assets and liabilities as at 30 June 2004 as extracted from its audited annual financial statements; and

(ix)	IFRS 3 has not been taken into account in preparing the pro forma balance sheet, as this was not the accounting policy of Harmony for the year ended 30 June 2004.

Pro forma income statements for the year ended 30 June 2004

	Published before the proposed merger R million	Pro forma adjustment R million	Pro forma after the proposed merger R million
Revenue	8,789	11,773	20,562
Cash operating costs	8,209	9,457	17,666

Cash operating profit	580	2,316	2,896
Amortisation and depreciation	(933)	(4,415)	(5,348)
Corporate, administration and other expenses	(98)	—	(98)
Employment termination and restructuring costs	(224)	—	(224)
Settlement of post-retirement health care benefits	—	(5)	(5)
Exploration expenditure	(103)	(197)	(300)
Impairment of assets	—	(426)	(426)
Write-off of mineral rights	—	(25)	(25)
Profit on sale of mineral rights	—	187	187
(Loss) / profit on financial instruments	(223)	129	(94)
Marketing and new business expenditure	(86)	—	(86)
Other exceptional items	—	(2)	(2)
Other income	59	38	97
Reversal of provision for rehabilitation costs	26	—	26

(Loss)/profit from operations	(1,002)	(2,400)	(3,402)
Impairment of investment in associate	(88)	—	(88)
Income from associates	54	—	54
Profit on sale of listed investments	34	96	130
Profit on sale of subsidiary	1	—	1
Profit on sale and loss on dilution of investment in associate	371	—	371
Interest and dividends received	207	—	207
Foreign exchange gain	—	130	130
Interest paid	(412)	(27)	(439)

(Loss) / profit before tax	(835)	(2,201)	(3,036)

Taxation	305	1,206	1,511

Net (loss) / profit before minority interests	(530)	(995)	(1,525)
Minority interests	7	(150)	(143)

Net (loss) / profit	(523)	(1,145)	(1,668)

Headline (loss) / earnings	(781)	(723)	(1,504)

Notes:

1.	The following assumptions were taken into account in determining basic loss per share, headline loss per share, fully diluted loss per share and fully diluted headline loss per share:

(i)	the “pro forma after the proposed merger” assumes that the proposed merger was implemented with effect from 1 July 2003;

(ii)	except for the adjustments to amortisation and depreciation of goodwill, property, plant and equipment and taxation, all adjustments represent the income statement of Gold Fields for the financial year ended 30 June 2004 as extracted from the audited annual financial statements;

(iii)	included in the adjustment to amortisation and depreciation is an additional charge amounting to R3,179 million as a result of the amortisation of the increase in fair value of property, plant and equipment and goodwill which is amortised over a period of twenty years;

(iv)	included in the adjustment to taxation is a reversal of R1,266 million of the deferred tax liability arising from the adjustment to property, plant and equipment; and

(v)	included in the adjustment to headline earnings is the amortisation of the goodwill arising from the transaction amounting to R427 million.

2.	a weighted average of 880 210 963 shares in issue during the twelve-month period ended 30 June 2004 for the purposes of calculating basic loss per share and headline loss per share; and

3.	a weighted average of 884 954 731 shares in issue during the twelve-month period ended 30 June 2004 for the purposes of calculating fully diluted loss per share and fully diluted headline loss per share.

2.	50% acceptances:

Pro forma balance sheets at 30 June 2004 on 50% plus one share

	Published before the proposed merger R million	Pro forma adjustment R million	Pro forma after the proposed merger R million
Assets
Non-current assets	27,320	49,153	76,473
Property, plant and equipment	22,244	43,350	65,594
Investments	2,612	1,130	3,742
Investments in associates	124	2	126
Restricted cash	62	—	62
Deferred taxation asset	3	—	3
Deferred financial assets	8	—	8
Non-current portion of financial instruments	—	443	443
Intangible assets	2,267	4,228	6,495
Current assets	2,742	5,683	8,425
Inventories	531	672	1,203
Receivables	859	701	1,560
Deferred stripping costs	—	58	58
Current portion of financial instruments	—	233	233
Cash and cash equivalents	1,352	4,019	5,371

Total assets	30,062	54,836	84,898

Equity and liabilities
Share capital and reserves	20,781	26,448	47,229
Share capital	160	157	317
Share premium	20,729	26,291	47,020
Fair value and other reserves	(1,186)	—	(1,186)
Retained earnings	1,078	—	1,078
Minority interest	—	8,137	8,137
Non-current liabilities	6,828	18,198	25,026
Long term borrowings	2,790	1,429	4,219
Net deferred taxation liabilities	2,662	15,996	18,658
Net deferred financial liabilities	578	—	578
Long-term provisions	798	773	1,571
Current liabilities	2,453	2,053	4,506
Accounts payable and accrued liabilities	2,385	1,964	4,349
Income and mining taxes	60	89	149
Shareholders for dividends	8	—	8

Total equity and liabilities	30,062	54,836	84,898

Notes:

1.	The figures in the "Published before the proposed merger" column have been extracted from Harmony’s audited annual financial statements for the financial year ended 30 June 2004.

2.	The figures in relation to Gold Fields have been extracted from Gold Fields’s audited annual financial statements for the financial year ended 30 June 2004.

3.	The following assumptions were taken into account in arriving at net asset value and tangible net asset value:

(i)	the “pro forma after the proposed merger” column assumes that the proposed merger was implemented on 30 June 2004;

(ii)	the adjustment to share capital for the issue of 313 326 482 (representing 50% of the Gold Fields shares in issue at 30 June 2004 multiplied by 1,275, being the ratio of Harmony shares to be issued for each Gold Fields share) Harmony consideration shares at the nominal value of 50 cents per share as settlement for the proposed merger consideration;

(iii)	the adjustment to share premium representing the excess of the closing market price of Harmony shares on the JSE of 8441 cents as at the last practicable date above the nominal value of 50 cents per share;

(iv)	the calculation of the pro forma net asset value per share and net tangible asset value per share assumes that the Harmony consideration shares were issued on 30 June 2004;

(v)	the adjustment to property, plant and equipment represents the net book value of Gold Fields’s property, plant and equipment as at 30 June 2004 of R15,829 million and an adjustment of R27,521 million which is based on the difference between 50% of the market capitalisation of the Gold Fields group (Gold Fields shares in issue at 30 June 2004 multiplied by the Gold Fields share price of 9089 cents as at the last practicable date) less 50% of the net asset value of the Gold Fields group at 30 June 2004 as per the audited annual financial statements, increased by the related deferred tax liability using the mining statutory tax rate of 46%;

(vi)	the adjustment to intangible assets represents the goodwill arising from the implementation of the proposed merger, calculated as the consideration paid (Harmony shares issued as consideration multiplied by the Harmony share price on the last practicable date) less 50% of the market capitalisation of the Gold Fields group (Gold Fields shares in issue at 30 June 2004 multiplied by the Gold Fields share price on the last practicable date) and estimated transaction costs of R116 million;

(vii)	the adjustment to deferred tax liabilities includes an amount of R12,660 million arising on the adjustment of R27,521 million to the carrying value of Gold Fields’s property, plant and equipment using the statutory mining rate of 46% as per note (v) above;

(viii)	all other adjustments represent the carrying value of Gold Fields’s assets and liabilities as at 30 June 2004 as extracted from its audited annual financial statements; and

(ix)	IFRS 3 has not been taken into account in preparing the pro forma balance sheet, as this was not the accounting policy of Harmony for the year ended 30 June 2004.

Pro forma income statement for 50% plus one share acceptance

	Published before the proposed merger R million	Pro forma adjustment R million	Pro forma after the proposed merger R million
Revenue	8,789	11,773	20,562
Cash operating costs	8,209	9,457	17,666

Cash operating profit	580	2,316	2,896
Amortisation and depreciation	(933)	(2,823)	(3,756)
Corporate, administration and other expenses	(98)	—	(98)
Employment termination and restructuring costs	(224)	—	(224)
Settlement of post-retirement health care benefits	—	(5)	(5)
Exploration expenditure	(103)	(197)	(300)
Impairment of assets	—	(426)	(426)
Write-off of mineral rights	—	(25)	(25)
Profit on sale of mineral rights	—	187	187
Loss on financial instruments	(223)	129	(94)
Marketing and new business expenditure	(86)	—	(86)
Other exceptional items	—	(2)	(2)
Other income	59	38	97
Reversal of provision for rehabilitation costs	26	—	26

(Loss) / profit from operations	(1,002)	(808)	(1,810)
Impairment of investment in associate	(88)	—	(88)
Income from associates	54	—	54
Profit on sale of listed investments	34	96	130
Profit on sale of subsidiary	1	—	1
Profit on sale and loss on dilution of investment in associate	371	—	371
Interest and dividends received	207	—	207
Foreign exchange gain	—	130	130
Interest paid	(412)	(27)	(439)

(Loss) / profit before tax	(835)	(609)	(1,444)
Taxation	305	573	878

Net (loss) / profit before minority interests	(530)	(36)	(566)
Minority interests	7	(534)	(527)

Net (loss) / profit	(523)	(570)	(1,093)

Headline (loss) / earnings	(781)	(364)	(1,145)

Notes:

1.	The following assumptions were taken into account in determining basic loss per share, headline loss per share, fully diluted loss per share and fully diluted headline loss per share:

(i)	the “pro forma after the proposed merger” assumes that the proposed merger was implemented with effect from 1 July 2003;

(ii)	except for the adjustments to amortisation and depreciation of goodwill, property, plant and equipment, taxation and minority interests, all adjustments represent the income statement of Gold Fields for the financial year ended 30 June 2004 as extracted from the audited annual financial statements;

(iii)	included in the adjustment to amortisation and depreciation is an additional charge amounting to R1,587 million as a result of the amortisation of the increase in fair value of property, plant and equipment and goodwill which is amortised over a period of twenty years;

(iv)	included in the adjustment to taxation is a reversal of R633 million of the deferred tax liability arising from the adjustment to property, plant and equipment; and

(v)	included in the adjustment to headline earnings is the amortisation of the goodwill arising from the transaction amounting to R211 million.

2.	a weighted average of 566 884 482 shares in issue during the twelve-month period ended 30 June 2004 for the purposes of calculating basic loss per share and headline loss per share; and

3.	a weighted average of 569 921 365 shares in issue during the twelve-month period ended 30 June 2004 for the purposes of calculating fully diluted loss per share and fully diluted headline loss per share.

Independent reporting accountants’ report on the unaudited pro forma financial information	ANNEXURE III

“The Directors

Harmony Gold Mining Company Limited

Private Bag X1

Melrose Arch

2076

15 October 2004

Dear Sirs

Report of the independent reporting accountant to the directors of Harmony Gold Mining Company Limited relating to the unaudited pro forma financial information

Introduction

We have conducted certain procedures with regard to the unaudited pro forma financial effects and before and after balance sheet and income statement (“unaudited pro forma financial information”) of Harmony Gold Mining Company Limited (“Harmony”) set out in paragraphs 9.1 and 9.2 and Annexure II of the Circular to Harmony shareholders to be dated on or about 20 October 2004.

The unaudited pro forma financial information has been prepared, for illustrative purposes only, to provide information about how the proposed acquisition of the entire issued share capital or alternatively 50% plus one share of Gold Fields Limited might have affected the financial information presented.

Because of its nature the unaudited pro forma financial information may not fairly present the financial position of Harmony after the acquisition, nor of the effect on earnings.

At your request and for the purpose of acquisition we present our report on the unaudited pro forma financial information relating to the acquisition in compliance with the Listings Requirements of the JSE Securities Exchange South Africa (“JSE Listings Requirements”).

Responsibilities

The directors of Harmony are solely responsible for the preparation of the unaudited pro forma financial information to which this reporting accountants’ report relates and for the financial statements and financial information from which it has been prepared.

It is our responsibility to express an opinion on the basis of preparation of the unaudited pro forma financial information and to report our opinion to you. We do not accept any responsibility for any reports previously given by us on any financial information used in the compilation of the unaudited pro forma financial information beyond that owed to those to whom those reports were addressed by us at the dates of their issue.

Scope

We have conducted certain procedures which involved no independent examination of any of the underlying financial information, consisted primarily of comparing the unadjusted audited historical financial information with the source documents, evaluating whether the accounting treatment is consistent with the accounting policies of Harmony, considering the evidence supporting the adjustments, recalculating the amounts based on the information obtained and discussing the unaudited pro forma financial information with the directors of Harmony.

Because the above procedures do not constitute either an audit or review undertaken in accordance with the statements of South African Auditing Standards, we do not express any assurance on the fair presentation of the unaudited unaudited pro forma financial information.

Had we performed additional procedures, or had we performed an audit or review of the financial statements in accordance with the Statements of South African Auditing Standards, other matters might have come to our attention that would have been reported to you.

Opinion

Based on our procedures, nothing has come to our attention that causes us to believe that:

•	the unaudited pro forma financial information has not been properly compiled on the basis stated,

•	such basis is inconsistent with the accounting policies of Harmony, and

•	the adjustments are not appropriate for the purposes of the unaudited pro forma financial information as disclosed pursuant to section 8.30 of the JSE Listings Requirements.

Consent

We consent to the inclusion of this letter and the reference to our opinion in the Circular to be issued to Harmony Gold Mining Company Limited shareholders in the form and context in which it appears.

Yours faithfully

KPMG Inc.

Registered Accountants and auditors

Chartered Accountants (SA)

PO Box 11265

Hatfield

0028

South Africa”

Overview of Gold Fields	ANNEXURE IV

This “Overview of Gold Fields” has been extracted from Gold Fields Form 20-F as filed with the SEC

Introduction

Gold Fields is a significant producer of gold and major holder of gold reserves in South Africa, Ghana and Australia. Gold Fields is primarily involved in underground and surface gold mining and related activities, including exploration, extraction, processing and smelting, and also has strategic interests in platinum group metals exploration. Gold Fields is currently the third largest gold producer in South Africa and one of the largest gold producers in the world on the basis of annual production.

Gold Fields’ mining operations are located primarily in South Africa. It also owns the St. Ives and Agnew gold mining operations in Australia and has a 71.1% interest in each of the Tarkwa gold mine and the Damang gold mine in Ghana. In addition, Gold Fields has gold and other precious metal exploration activities and interests in Africa, Australasia, China, Europe, North America and South America. Gold Fields owns 100% of the Arctic Platinum Partnership, or APP, in northern Finland, which is evaluating the economic potential of deposits of open pittable and underground platinum group metal mineralization. APP was formerly a joint venture with Outokumpu Oyj, or Outokumpu. On September 11, 2003, Gold Fields acquired Outokumpu’s 49% stake in APP.

Gold Fields’ operations include:

•	Driefontein Operation. This operation consists of eight shaft systems and three gold plants in South Africa’s Gauteng Province near Carletonville. Driefontein produced 1.238 million ounces of gold during the year ended June 30, 2003, accounting for approximately 27% of total gold production for Gold Fields in fiscal 2003. The operation employed approximately 18,300 people as of June 30, 2003. The Driefontein operation includes both underground mining and surface rock dump processing.

•	Kloof Operation. This operation consists of five shaft systems and three gold plants in South Africa’s Gauteng Province near Carletonville. Kloof produced 1.140 million ounces of gold during the year ended June 30, 2003, accounting for approximately 25% of total gold production for Gold Fields in fiscal 2003. The operation employed approximately 19,000 people as of June 30, 2003. The Kloof operation includes both underground mining and some surface rock dump processing.

•	Beatrix Operation. This operation, formerly known as the Free State Operation, was renamed Beatrix following the sale of the St. Helena gold mining operation to ARMGold/Harmony Freegold Joint Venture Company (Proprietary) Limited, or Freegold, on October 30, 2002. The operation consists of four shaft systems and two gold plants in South Africa’s Free State Province near Welkom and Virginia. The Beatrix operation produced 0.659 million ounces of gold during the year ended June 30, 2003, accounting for approximately 15% of total gold production for Gold Fields in fiscal 2003. The operation employed approximately 12,600 people as of June 30, 2003. The Beatrix operation consists of both underground mining and some limited surface rock dump processing.

•	Ghana Operation. This operation consists of: (1) the Tarkwa mine, which comprises several open pit operations with two heap leach recovery facilities and (2) the Damang mine, which Gold Fields acquired in January 2002 and which comprises an open pit operation. Both mines are located in southwestern Ghana, about 300 and 360 kilometers by road west of Accra, respectively. During the year ended June 30, 2003, the Ghana operation produced 0.839 million ounces of gold (of which 0.596 million ounces of gold were attributable to Gold Fields and the remainder to minority shareholders in the Ghana operation), accounting for approximately 18% of total gold production for Gold Fields in fiscal 2003. The operation had approximately 2,400 employees as of June 30, 2003, including those working for the outside contractor at the sites.

•

Australia Operation. Gold Fields purchased the St. Ives and Agnew gold mining operations from WMC Limited and WMC Resources Ltd (collectively, WMC) in November 2001. Both mines are located in the state of Western Australia, with St. Ives situated near Kambalda, straddling Lake Lefroy, and Agnew situated near Leinster. These two mines together produced 0.657 million ounces of gold, accounting for approximately 15% of total gold production for Gold Fields in fiscal

2003. St. Ives and Agnew had approximately 1,200 employees as of June 30, 2003, including those working for outside contractors at the sites. St. Ives and Agnew conduct both underground and surface operations. Prior to their acquisition by Gold Fields, St. Ives and Agnew were owned by WMC, which has a financial year-end of December 31.

Based on the figures reported by Gold Fields’ mining operations, as of June 30, 2003 Gold Fields had attributable proven and probable reserves of approximately 81.544 million ounces of gold. In the year ended June 30, 2003, Gold Fields processed 42.988 million tonnes of ore and produced 4.577 million ounces of gold, of which 4.334 million ounces were attributable to Gold Fields.

History

The company that is today Gold Fields was originally incorporated as East Driefontein Gold Mining Company Limited on May 3, 1968, and subsequently changed its name to Driefontein Consolidated Limited. The Gold Fields group holdings evolved through a series of transactions, principally in 1998 and 1999.

With effect from January 1, 1998, a company formed on November 21, 1997, and referred to in this discussion as Original Gold Fields, acquired substantially all of the gold mining assets and interests previously held by Gencor Limited, Gold Fields of South Africa Limited and New Wits Limited and certain other shareholders in the companies owning the assets and interests including:

•	a 100% interest in Beatrix Mines Limited, or Beatrix, which in turn owned a 100% interest in Beatrix Mining Company Limited, or BMC. BMC owned the Beatrix mine;

•	a 37.3% interest in Driefontein Consolidated Limited, which owned the Driefontein operation;

•	a 100% interest in Kloof Gold Mining Company Limited, or Kloof, which owned the Kloof operation;

•	a 54.2% interest in St. Helena Gold Mines Limited, or St. Helena, which owned the St. Helena and Oryx mines;

•	a 100% interest in Gold Fields Guernsey Limited, or Gold Fields Guernsey, which indirectly owned a 70% interest in the Ghana operation (which was later increased to 71.1% due to the dilution of the other shareholders);

•	a 100% interest in Orogen Holding (BVI) Limited, or Orogen; and

•	various exploration and other rights and assets.

The Driefontein, Kloof and Tarkwa interests were acquired from Gold Fields of South Africa Limited, while the Beatrix and St. Helena interests were acquired from Gencor Limited. New Wits Limited provided various mineral rights.

With legal effect from January 1, 1999, Driefontein Consolidated Limited acquired Original Gold Fields (which was subsequently renamed GFL Mining Services Limited) in a merger. For accounting purposes, Original Gold Fields was fully consolidated with effect from June 1, 1999. Although for legal purposes Driefontein Consolidated Limited acquired Original Gold Fields, for accounting purposes Original Gold Fields was considered the acquiror because Original Gold Fields’ shareholders obtained the larger interest in the enlarged company. Driefontein Consolidated Limited was renamed Gold Fields Limited on May 10, 1999, following the merger. For accounting purposes, the merger was treated as if it occurred on June 1, 1999.

In order to achieve greater operational and administrative efficiency within the Gold Fields group following the merger, the Gold Fields group structure was reorganized with effect from July 1, 1999 as follows:

•	GFL Mining Services Limited transferred its interests in Beatrix, St. Helena, Oryx and Kloof to Gold Fields; and

•	Gold Fields transferred the Driefontein mine as a going concern to a shelf company named Driefontein Consolidated (Proprietary) Limited, a wholly-owned subsidiary of Gold Fields.

With effect from July 1, 1999, Gold Fields also acquired the remaining 45.8% interest in St. Helena from St. Helena’s minority shareholders. Subsequent to this acquisition, St. Helena acquired the Beatrix mine from BMC.

On November 30, 2001, Gold Fields acquired the St. Ives and Agnew gold mining operations from WMC.

On January 23, 2002, Gold Fields acquired a 71.1% interest in Abosso Goldfields Limited, or Abosso.

On October 30, 2002, Gold Fields sold the St. Helena gold mining operation to Freegold for gross consideration of Rand 120.0 million and a monthly 1% royalty payment to Gold Fields on the net revenues from gold sales from the St. Helena mine for a period of four years after closing. Subsequent to the sale, St. Helena was renamed Beatrix Mining Ventures Limited and the Free State Operation was renamed the Beatrix Operation.

Gold Fields is a public company incorporated in South Africa, with a registered office located at 24 St. Andrews Road, Parktown 2193, South Africa, telephone number 011-27-11-644-2400.

Organizational Structure

Gold Fields is a holding company with its ownership interests organized as set forth below.

Group Structure (1)

Group Structure[1]

Gold Fields Limited
Other subsidiaries and investments
Beatrix Mining Ventures Ltd. (South Africa)
Driefontein Consolidated (Pty) Ltd. (South Africa)
Kloof Gold Mining Co Ltd. (South Africa)
GFL Mining Services Ltd. (South Africa)
Beatrix Operation
Driefontein Operation
Kloof Operation
Orogen Holding (BVI) Ltd. (British Virgin Islands)
Other subsidiaries and investments
Various exploration subsidiaries
Gold Fields Exploration B.V. (Netherlands)
Gold Fields Australasia Limited (Isle of Man)
Gold Fields Finland O.Y. (Finland)
Arctic Platinum Partnership
Other subsidiary and investments
Gold Fields Australia Pty Limited (Australia)
Australia Operation
St. Ives Gold Mining Company Pty Limited (Australia)
Agnew Gold Mining Company Pty Limited (Australia)
Gold Fields Guernsey Limited (Isle of Guernsey)
Other subsidiaries and investments
St. Ives Mine
Agnew Mine
Gold Fields Ghana Holdings Limited (Isle of Guernsey)
Ghana Operation
71.1%
71.1%
Gold Fields Ghana Limited (Ghana)
Abosso Goldfields Limited (Ghana)
Tarkwa Mine
Damang Mine

Note:

(1)	Unless otherwise stated, all subsidiaries are, directly or indirectly, wholly owned by Gold Fields Limited.

•	South Africa: Gold Fields’ interests in the Driefontein, Kloof and Beatrix operations are held through individual subsidiaries, each of which owns a 100% interest in the mining operations and assets at a particular operation. On November 26, 2003, Gold Fields and Mvelaphanda Resources Limited, or Mvela Resources, issued a detailed joint cautionary announcement describing the terms of an agreement in principle for a broad-based black empowerment consortium, led by Mvela Resources, to acquire a 15% beneficial interest in the South African gold mining assets of Gold Fields for consideration of Rand 4.139 billion to be paid on completion of the transaction. See “—Recent Developments.”

•	Ghana: Gold Fields’ interests in the Tarkwa and Damang mines, which comprise the Ghana operation, are held through its 71.1% owned subsidiaries, Gold Fields Ghana Limited and Abosso, respectively. The remaining interests in Gold Fields Ghana Limited and Abosso are indirectly held by Iamgold Corporation, or Iamgold, which acquired an 18.9% beneficial interest previously held by Repadre Capital Corporation following a merger between the two companies on January 8, 2003, and the government of Ghana, which holds a 10.0% interest.

•	Australia: Gold Fields’ interests in the St. Ives and Agnew mines are held through two wholly-owned Australian subsidiaries, St. Ives Gold Mining Company Pty Limited and Agnew Gold Mining Company Pty Limited, which, in turn, are wholly owned through intermediaries by Orogen.

•	Exploration Assets: Gold Fields’ exploration assets are generally held by project companies in the jurisdiction where the exploration assets are located, which are, in turn, held through either Orogen or Gold Fields Guernsey. Orogen holds APP through intermediaries.

Strategy

General

Gold Fields is a significant producer of gold and major holder of gold reserves in South Africa, Ghana and Australia. The gold industry has historically been highly fragmented and a trend has been underway to consolidate the industry to make it more competitive and efficient. Gold Fields supports and is participating in this consolidation, as shown by its acquisitions of assets in Australia and Ghana.

Gold Fields also intends to enter the platinum group metals, or PGM, business, and to this end has acquired a PGM deposit in Finland. The full mineral and economic potential of this deposit continued to be evaluated during fiscal 2003.

Global Context

Gold Fields’ strategy was developed in the context of a global market characterized by an extended period of low gold prices, reduced global expenditure on gold exploration and increasing industry consolidation. This strategy has evolved over time, but despite the recent increase in the price of gold, Gold Fields has maintained a strategy of general caution with respect to financial commitments while maintaining full exposure to the effects of the gold price.

Generally, Gold Fields’ strategy consists of the following key elements:

•	Improving returns through the optimization of existing assets and diversification. Specifically, this implies the reduction of costs and growing assets through inward investment while growing Gold Fields by diversifying geographical, technical and product risk by acquiring and developing additional long-life assets;

•	Developing the people of Gold Fields. Gold Fields believes that it has two primary assets — ore reserves and people — and Gold Fields has implemented education and training programs for employees at all levels;

•	Earning and maintaining what Gold Fields calls its “license to operate” in those countries and regions in which it operates. Gold Fields views its ability to conduct its operations as involving a reciprocal commitment from Gold Fields to the communities where it is located and the ability to deal with issues related to sustainable development;

•	Developing the gold market for the benefit of Gold Fields’ product and its shareholders. The fact that Gold Fields is essentially unhedged underlines its commitment to gold. Gold Fields fully supports the World Gold Council, or the WGC. Christopher M.T. Thompson, a director and chairman of Gold Fields, became chairman of the WGC in 2002.

Improved Profitability and Increased Reserves

Improved profitability and increased reserves at existing underground operations in South Africa and operations elsewhere can be achieved by reducing costs and thereby reducing cut-off grades. Management believes that significant opportunity exists to do this, specifically through:

•	investing in cost reduction through replacement of older equipment with modern and more efficient equipment;

•	improved incentive compensation systems that more effectively link reward to key outputs; and

•	better use of new technologies in the form of new mining methods, the use of drill rigs and jigs, improved ventilation usage and research into new underground mining techniques.

Acquisitions and Exploration

Gold Fields is one of the largest producers of gold in the world based on annual gold production. Gold Fields’ corporate development mandate is to grow as a world leader in developing and operating precious metal mines and to make investments that generate positive returns. Gold Fields is sensitive to the fact that industry pressure for consolidation and the competition for acquisitions are pushing asset prices to high levels that threaten returns. Gold Fields believes its acquisitions of St. Ives and Agnew in Australia, the Teberebie property in Ghana and the Damang mine in Ghana offer excellent prospects of good investment returns and growth due to the exploration potential offered at the sites and, with respect to the Ghana operation, the synergies offered with respect to Gold Fields’ existing operations. Accordingly, these acquisitions provide examples of what is possible despite the limitations that constrain Gold Fields’ ambitions.

For acquisitions of gold assets or companies outside South Africa, Gold Fields is at somewhat of a disadvantage to certain of its competitors outside South Africa but also has offsetting strengths. First, South African exchange control regulations limit the amount of Gold Fields’ cash flows that can be invested abroad and limit Gold Fields’ ability to provide guarantees or borrow outside South Africa without express approval from the SARB. Although these restrictions were relaxed in February 2003 when the SARB allowed South African companies, upon approval by the SARB, to invest up to Rand 2.0 billion per project anywhere in Africa, which could benefit Gold Fields to the extent that investments made in Ghana may be funded from South Africa, Gold Fields nonetheless remains at a disadvantage to its non-South African competitors. Second, shares of North American and, to a lesser extent, Australian gold companies historically have traded at premiums relative to shares of South African gold companies, thereby making it difficult to make non-dilutive acquisitions through equity issuances, although these premiums have reduced recently. On the other hand, Gold Fields has a strong balance sheet and low debt-to-equity ratio that diminishes the equity pricing disadvantage, and also has a skilled and effective corporate evaluation and acquisition team.

Gold Fields maintains an active global exploration effort for gold and PGMs through exploration offices worldwide and an exploration team that management believes is well focused, cost efficient and skilled. Generally, Gold Fields budgets to spend up to $10 per ounce of gold it produces on exploration, provided the opportunities offered warrant such expenditure. Exploration efforts are carefully selected with strict economic criteria in mind.

Hedging

Generally, Gold Fields does not enter into forward sales, derivatives or other hedging arrangements to establish a price in advance for future gold production. Gold Fields believes that investors in Gold Fields’ shares seek an unlimited exposure to movements in the gold price and the resulting effect on Gold Fields’ earnings.

However, hedges are sometimes undertaken on a project specific basis as follows:

•	to protect cash flows at times of significant expenditure;

•	for specific debt servicing requirements; and

•	to safeguard the viability of higher cost operations.

Gold Fields may from time to time establish currency financial instruments to protect underlying cash flows.

Reserves of Gold Fields as of June 30, 2003

Methodology

While there are some differences between the definition of the South African Code for Reporting of Mineral Resources and Mineral Reserves, or SAMREC Code, of reserves and that of the SEC’s industry guide number 7, only reserves at each of Gold Fields’ operations as of June 30, 2003 which qualify as proven and probable reserves for purposes of the SEC’s industry guide number 7 are presented in the table below. See “ — Glossary of Mining Terms.” In accordance with the requirements imposed by the JSE, Gold Fields reports its reserves using the terms and definitions of the SAMREC Code. Mineral reserves, as defined under the SAMREC Code, are divided into categories of proved and probable reserves and are expressed in terms of tonnes to be processed at mill feed head grades, allowing for estimated mining dilution and recovery factors.

Gold Fields reports reserves using cut-off grades at which an orebody can be mined without profit or loss calculated using an appropriate gold price and working costs, plus modifying factors. Modifying factors used to calculate the cut-off grades include adjustments to mill delivered amounts, due to dilution incurred in the course of mining. Modifying factors applied in estimating reserves are primarily historical, but commonly incorporate adjustments for planned operational improvements such as those described below under “ — Description of Mining Business — Productivity Initiatives.”

The estimation of reserves at the South African underground operations is based on surface drilling, underground drilling and underground channel sampling. The reefs are initially explored by drilling from the surface on regular 1,000 meter by 2,000 meter grids. Once underground access is available, drilling is undertaken on an approximate 30 meter by 60 meter grid. Underground channel sampling perpendicular to the reef is undertaken at 3 meter intervals in development areas and 5 meter intervals at stope faces. For the Tarkwa open pit operation, estimation of reserves is based on a combination of an initial 100 or 200 meter grid of diamond drilling and a 12.5 meter to 25.0 meter grid of reverse circulation drilling. For the Damang open pit operation, estimation of reserves is based on a 20 meter to 80 meter grid of both diamond drilling and reverse circulation drilling.

At the Australian operations the estimation of reserves for both underground and open-pit operations is based on exploration, sampling and testing information gathered through appropriate techniques, primarily from drill holes and mine development. The locations of sample points are spaced closely enough to assume or confirm geological and grade continuity. Generally, drilling is undertaken on grids which range between 20 meters by 20 meters to 40 meters by 40 meters, although this may vary depending on the continuity of the orebody. Due to the variety and diversity of resources at St. Ives and Agnew, sample spacing may also vary depending on each particular ore type.

Reserve Statement

As of June 30, 2003, Gold Fields had aggregate attributable proven and probable reserves of approximately 81.5 million ounces as set forth in the following table:

	Proven reserves			Probable rerves			Total reserves			Attributable gold production in the year ended June 30, 2003(2)
	Tonnes	Grade	Gold	Tonnes	Grade	Gold	Tonnes	Grade	Gold
	(million)	(g/t)	(‘000 oz)	(million)	(g/t)	(‘000 oz)	(million)	(g/t)	(‘000 oz)	(‘000 oz)
Underground
Driefontein (total)	25.4	8.2	6,684	69.9	8.9	19,926	95.3	8.7	26,610	1,057
Above infrastructure (3)	25.4	8.2	6,684	30.7	9	8,860	56.1	8.6	15,544
Below infrastructure (3)	—	—	—	39.2	8.8	11,066	39.2	8.8	11,066
Kloof (total)	31.8	9	9,239	66.1	10.1	21,548	97.9	9.8	30,787	1,113
Above infrastructure (3)	31.8	9	9,239	26.2	7.5	6,343	58	8.4	15,582
Below infrastructure (3)	—	—	—	39.9	11.9	15,205	39.9	11.9	15,205
Beatrix (total)	19.9	5.7	3,623	53.7	4.9	8,466	73.6	5.1	12,089	640
Above infrastructure (3)	19.9	5.7	3,623	51.4	4.9	8,130	71.3	5.1	11,753
Below infrastructure (3)	—	—	—	2.3	4.6	336	2.3	4.6	336
Australia
St. Ives (4)	—	—	—	—	—	—	—	—	—	—
Agnew (4)	—	—	—	—	—	—	—	—	—	—
Total Underground	77.1	7.9	19,546	189.7	8.2	49,940	266.8	8.1	69,486	2,810
Surface (Rock Dumps)
Driefontein	—	—	—	13.5	1.1	492	13.5	1.1	492	181
Kloof	—	—	—	8.1	1.2	305	8.1	1.2	305	27
Beatrix	—	—	—	3.6	0.8	97	3.6	0.8	97	19
Surface (Production Stockpile)
Ghana
Tarkwa	3.7	0.7	82	—	—	—	3.7	0.7	82	—
Ore Reserve statement as of June 30, 2003 (1)
	Proven reserves			Probable rerves			Total reserves			Attributable gold production in the year ended June 30, 2003(2)
	Tonnes	Grade	Gold	Tonnes	Grade	Gold	Tonnes	Grade	Gold
	(million)	(g/t)	(‘ooo oz)	(million)	(g/t)	(‘000 oz)	(million)	(g/t)	(‘000 oz)	(‘000 oz)
Damang	6.5	1.4	288	—	—	—	6.5	1.4	288	—
Australia
St. Ives (4)	8.6	1.2	317	—	—	—	8.6	1.2	317	—
Agnew (4)	1	1.6	50	—	—	—	1	1.6	50	—
Surface (Open Pit)
Ghana
Tarkwa	117.9	1.4	5,202	43.4	1.2	1,704	161.3	1.3	6,905	384
Damang	3.6	1.7	193	2.2	2.5	173	5.8	2	366	213
Australia
St. Ives (4)	2.3	4.9	362	17.3	4.1	2,310	19.6	4.2	2,672	513
Agnew (4)	0.1	9.1	40	1.5	9.3	445	1.6	9.3	485	144
Total Surface	143.7	1.4	6,534	89.6	1.9	5,526	233.3	1.6	12,059	1,481
Total	220.8	3.7	26,080	279.3	6.2	55,466	500.1	5.1	81,544	4,291

Notes:

(1)	Quoted as mill delivered tonnes and run of mine grades, inclusive of all mining dilutions and gold losses except mill recovery. Metallurgical recovery factors have not been applied to the reserve figures. The approximate metallurgical factors are as follows: (1) Driefontein 97%; (2) Kloof 97%; (3) Beatrix 97%; (4) Tarkwa 96% for milling, 67% for heap leach; (5) Damang 89-94%; (6) St. Ives 94% for milling, 62% for heap leach and (7) Agnew 94%. For Driefontein, Kloof and Beatrix, a gold price of Rand 95,000 per kilogram ($325 per ounce at an exchange rate of Rand 9.09 per $1.00) was applied in calculating ore reserve figures. For the Tarkwa and Damang operations, ore reserve figures are based on an optimized pit at a gold price of $325 per ounce. For the Australian operations ore reserve figures are based on a gold price of A$580 per ounce ($325 per ounce at an exchange rate of A$$0.56 per $1.00). Open pit ore reserves at the Australian operations are similarly based on optimized pits.

(2)	Actual gold produced after metallurgical recovery.

(3)	Above infrastructure reserves relate to mineralization which is located at a level at which an operation currently has infrastructure sufficient to allow mining operations to occur. Below infrastructure reserves relate to mineralization which is located at a level at which an operation currently does not have infrastructure sufficient to allow mining operations to occur, but where the operation has made plans to install additional infrastructure in the future which will allow mining to occur at that level.

(4)	All operations at St. Ives and Agnew are considered surface operations for purposes of reporting reserve and production data.

(5)	Includes some processing of production stockpile material which cannot be separately measured.

The amount of mineralization which Gold Fields can economically extract, and therefore can classify as reserves, is very sensitive to fluctuations in the price of gold. At gold prices different from the gold price of $325 per ounce used to estimate Gold Fields’ attributable reserves of 81.544 million ounces of gold as of June 30, 2003 listed above, Gold Fields’ operations would have had significantly different reserves. Based on the same methodology and assumptions as were used to estimate Gold Fields’ reserves as of June 30, 2003 listed above, but applying different gold prices and excluding rock dumps for Gold Fields’ South African operations, the attributable reserves of

	$ 300/oz	$ 350/oz	$ 370/oz
	(‘000 oz)	(‘000 oz)	(‘000 oz)
Driefontein	25,674	29,819	31,774
Kloof	27,847	33,548	39,213
Beatrix	7,385	14,865	17,005
Tarkwa	6,245	7,729	8,499
Damang	591	700	753
St. Ives (1)	2,771	3,140	3,250
Agnew (2)	535	535	535

Total	71,048	90,336	101,029

Notes:

(1)	St. Ives sensitivities are based on re-optimization of the mining plan which was primarily based upon a review of the current mine design, metallurgical facilities and schedules at the different gold prices.

(2)	Agnew reserves are based on two underground operations which are insensitive to changes in gold price because of hard boundaries between mineralization and waste.

The London afternoon fixing price on November 28, 2003 was $398 per ounce.

Gold Fields’ methodology for determining its reserves is subject to change and is based upon estimates and assumptions made by management regarding a number of factors as noted above under “ — Methodology.” Accordingly, the sensitivity analysis of Gold Fields’ reserves provided above should not be relied upon as indicative of what the estimate of Gold Fields’ reserves would actually be or have been at the gold prices indicated, or at any other gold price, nor should it be relied upon as a basis for estimating Gold Fields’ ore reserves based on the current gold price or what Gold Fields’ reserves will be at any time in the future. See “Key Information — Risk Factors — Gold Fields’ gold reserves are estimates based on a number of assumptions, any changes to which may require Gold Fields to lower its estimated reserves.”

Geology

The majority of Gold Fields’ gold production is derived from deep-level underground gold mines located along the northern and western margins of the Witwatersrand Basin in South Africa. These properties include the Beatrix operation, the Driefontein operation and the Kloof operation. These mines are typical of the many Witwatersrand Basin operations which together have produced over 1.3 billion ounces of gold over a period of more than 100 years.

The Witwatersrand Basin comprises a 6,000 meter vertical thickness of sedimentary rocks, extending laterally for some 300 kilometers northeast to southwest by some 100 kilometers northwest to southeast, generally dipping at shallow angles towards the center of the basin. The basin outcrops at its northern extent near Johannesburg but to the west, south and east it is overlain by up to 4,000 meters of volcanic and sedimentary rocks. The Witwatersrand Basin is Achaean in age, meaning the sedimentary rocks are of the order of 2.7 to 2.8 billion years old.

Gold mineralization occurs within laterally extensive quartz pebble conglomerate horizons called reefs which are developed above unconformable surfaces near the basin margin. As a result of faulting and primary controls on mineralization structure, the gold fields are not continuous and are characterized by the presence or dominance of different reef units. The reefs are generally less than 2 meters in thickness and are widely considered to represent laterally extensive braided fluvial deposits or unconfined flow deposits which formed along the flanks of alluvial fan systems around the edge of an inland sea. Dykes and sills of diabase or doleritic composition are developed within the Witwatersrand Basin and are associated with several intrusive and extrusive events.

The gold generally occurs in native form, often associated with pyrite and carbon. Pyrite and gold within the reefs display a variety of forms, some obviously indicative of detrital transport within the depositional system and others suggesting crystallization within the reef itself.

The most fundamental controls of gold distribution are the primary sedimentary features such as facies variation and channel directions. Consequently, the modelling of sedimentary features within the reefs and the correlation of payable grades with certain facies is key to in situ reserve estimation as well as effective operational mine planning and grade control.

For a discussion of the geological features present at the Tarkwa, Damang, St. Ives and Agnew mines, see the geology discussion contained in the description of each of those mines found below under “ — Gold Fields’ Mining Operations — Ghana Operation — Tarkwa,” “ — Gold Fields’ Mining Operations — Ghana Operation — Damang,” “ — Gold Fields’ Mining Operations — Australia Operation — St. Ives,” and “ — Gold Fields’ Mining Operations — Australia Operation — Agnew.”

Description of Mining Business

The discussion below provides a general overview of the mining business as it applies to Gold Fields.

Exploration

Exploration activities are focused on the extension of existing orebodies and identification of new orebodies both at existing sites and at undeveloped sites. Once a potential orebody has been discovered, exploration is extended and intensified in order to enable clearer definition of the orebody and the potential portions to be mined. Geological techniques are constantly refined to improve the economic viability of prospecting and mining activities.

Mining

Gold Fields currently mines only gold, with silver as a by-product. The mining process can be divided into two principal activities: (1)developing access to the orebody; and (2) extracting the orebody once accessed. These two processes apply to both surface and underground mines.

Underground Mining

Developing access to the orebody. For Gold Fields’ underground mines, access to orebodies is provided through vertical, inclined and declined shaft systems. If additional depth is required to fully exploit the reef, and it is economically feasible, then secondary (sub-vertical) or tertiary shafts are sunk from the underground levels. Horizontal development at various intervals of a shaft, known as levels, extends access to the horizon of the reef to be mined. On-reef development then provides specific mining access. South African mine layouts generally follow a linear, crisscross pattern, while Australian mines have more varied layouts and typically use a spiral-shaped decline layout to descend alongside the orebody.

Extracting the orebody. Once an orebody has been accessed, drilling, blasting, supporting and cleaning activities are carried out on a daily basis and broken ore is scraped into and down gullies to ore passes where it is channelled to the crosscut below. The ore is then hauled by rail to shaft ore passes where it is tipped into loading stations for hoisting to surface. Mining methods employed at Gold Fields’ operations include longwall mining, closely spaced dip pillar mining and conventional scattered mining. In Australia, extraction methods are highly mechanized, with mechanized equipment used within the declines and at the stope for drilling, loading and hauling. South African mining methods tend to be more labor intensive.

Open Pit Mining

Developing access to the orebody. In open pit mining, access to the ore is achieved by stripping the overburden in benches of fixed height to expose the ore below. This is most typically achieved by drilling and blasting an area, loading the broken rock with shovels into dump trucks and hauling the rock and/or soil to dumps.

Extracting the orebody. Extraction of the orebody in open pit mining involves the same activity as in stripping the overburden. The rock is drilled, and the drill cuttings are sampled to determine the grade of the rock at each blasting location. The rock is blasted and lines are established demarcating ore from waste material. The ore is hauled by dump truck to the crusher or stockpile, while the waste is hauled to waste rock dumps.

Rock Dump and Production Stockpile Mining

Gold Fields mines surface rock dumps and production stockpiles using mechanized earth moving equipment.

Mine Planning and Management

Operational and planning management on the mines receives support from corporate management and centralized support functions. The current philosophy is one of bottom-up management, with the non-financial operational objectives at each mine defined by the personnel at the mine based on parameters, objectives and guidelines provided by Gold Fields’ head office. This is based on the premise that the people on the ground have the best understanding of what is realistically achievable.

Gold Fields has a two-stage mine planning process. Each operation compiles a life of mine, or LoM, plan during the first half of each fiscal year and a detailed two year operational plan during the second half of each fiscal year, based on financial parameters issued to the operation by Gold Fields’ Operating Committee. See “Directors, Senior Management and Employees — Operating Committee.” The operational plan is presented to Gold Fields’ Board for approval at the end of each fiscal year. The planning process is sequential and is based upon geological models, evaluation models, depletion schedules and, ultimately, financial analysis. Capital planning is formalized pursuant to Gold Fields’ capital spending planning process. Projects are categorized in terms of total expenditure, and all projects involving amounts exceeding Rand 50.0 million ($7.3 million) are submitted to the full Board for approval.

The South African operations have implemented an integrated electronic reserve and resource information system, called IRRIS, to enhance LoM planning capabilities. This system provides a common planning platform to facilitate quicker, more flexible and more accurate short- and long-term planning and more timely identification of production shortfalls. Short term planning on the operations is conducted monthly and aligned with the operational plan. Financial and economic parameters for the LoM and operational plan are issued to the operations from the head office and relevant survey and evaluation factors are determined in accordance with Gold Fields’ guidelines.

Processing

Gold Fields currently has 14 gold plants (8 in South Africa, 3 in Ghana and 3 in Australia) which treat ore to extract gold. A typical gold processing plant circuit includes two phases: comminution and treatment.

Comminution

Comminution is the process of breaking up the ore to expose and liberate the gold and make it available for treatment. Conventionally, this process occurs in multi-stage crushing and milling circuits, which include the use of jaw and gyratory crushers and rod, tube, ball and semi-autogenous grinding, or SAG, mills. Gold Fields’ newer milling circuits utilize SAG milling where the ore itself is used as the grinding medium. In older plants, traditional crushing and milling processes are used. Through the comminution process, ore is ground to a minimum size before proceeding to the treatment phase.

Treatment

In most of Gold Fields’ metallurgical plants, gold is extracted into a leach solution from the host ore by leaching in agitation tanks. Gold is then extracted onto activated carbon from the solution using the CIL or CIP process. In addition, Gold Fields has two metallurgical plants which use the zinc precipitation filter process and two metallurgical plants which use the AD&R process to recover gold in solution.

Gold Fields also has three heap leach operations. In the heap leach process, crushed ore is stacked on impervious leach pads and a leaching solution is sprayed on the pile. The solution percolates through the heap and dissolves liberated gold. A system of underdrains removes the gold-containing solution, which is then passed through columns containing activated carbon. The loaded carbon is then eluted and the gold recovered using the CIL process, AD&R treatment or electrowinning.

As a final recovery step, gold recovered from the carbon or precipitators using the above processes is smelted to produce rough gold bars. These bars are then transported to the refinery which is responsible for refining the bars to good delivery status.

Productivity Initiatives

Gold Fields is currently undertaking a number of initiatives intended to increase efficiency and reduce production costs at its mines. These initiatives include:

•	Safe Quality Planned Blast, or SQPB. At the South African operations, the SQPB initiative covers various activities that form part of the underground mining process and are tailored specifically to each operating mine. The purpose of the initiative is to provide for a safe blast each day as planned, either at the stope face or at a development end to meet specific production and/or development targets.

•	Optimization. Various initiatives are in place to increase productivity at the international operations. For example, at St. Ives, Gold Fields is studying an improved process for the removal of lake sediment on Lake Lefroy and the introduction of trains for the hauling of underground ore at the Leviathan underground mine. At Agnew, Gold Fields is adapting the underground mining method to facilitate the safe removal of pillars at the Kim mine by introducing cemented backfill. At Tarkwa, Gold Fields is converting operations to owner mining and has commenced purchasing a full fleet of mining equipment at a total cost of $74.0 million.

•	Cost, Supply and Labor Management. Gold Fields has implemented standardized cost reporting with uniform terminology and is introducing various systems to centralize supply procurement, improve vendor management and share services among shafts and operations. Gold Fields is putting in place an integrated daily reporting system throughout the South African operations, which it hopes will permit better allocation of labor and supplies among shafts. This includes a new payroll system called Solitgold, described below, which is at an advanced stage of development. In addition, all production and ore reserve management reports are now part of the IRRIS system. See “ — Description of Mining Business.”

•	Bonus Systems. Payroll and bonus systems are being integrated across the operations. Gold Fields is altering the bonus system to move it to target-based standards, rather than efficiency-based standards, and align it more closely with the SQPB objectives. See “Directors, Senior Management and Employees — Labor Relations — Bonus Schemes.”

•	Refrigeration and Ventilation Infrastructure. Gold Fields continues to upgrade and increase the efficiency of its refrigeration and ventilation systems.

•	Training. Gold Fields has implemented an expanded training program for employees at all levels, with an emphasis on safety, literacy and middle management development. An integrated people development system called The Integrated Manager (TIM) is being implemented at all mine sites. See “Directors, Senior Management and Employees — Employees — Training.”

•	Technology. Gold Fields is introducing a number of applied mining technologies, including mechanized development drill rigs and stope drill jigs, increased use of hydropower, new blasthole drilling methods and transport systems.

•	Payroll Systems. Gold Fields is currently replacing its seven different payroll systems in South Africa with an integrated payroll system called Solitgold. Gold Fields anticipates that this initiative will provide improved controls and the ability to better manage its payroll and costs on a group-wide basis. Implementation is scheduled for March 2004 at Driefontein and Kloof and July 2004 at Beatrix.

•	Processing. Gold Fields is upgrading its metallurgical plants with the aim of reducing processing costs.

•	Palladium. Gold Fields has introduced Palladium, an integrated occupational health and safety system that integrates and manages health and safety data from all of the South Africa operations. The management system to support Palladium is currently being finalized and Gold Fields expects the system to be fully operational in fiscal 2004.

Refining and Marketing

Gold Fields has appointed Rand Refinery Limited, or Rand Refinery, as its sole and exclusive agent to refine and sell all of Gold Fields’ South African produced gold. Rand Refinery is a private company in which Gold Fields holds a 33.1% interest, with the remaining interests held by other South African gold producers. Under this agreement, Rand Refinery is required to sell all gold delivered to Rand Refinery’s premises prior to 11:00 am on any business day at the London afternoon fixing price for gold on that day. The agreement continues until either party terminates it upon twelve months written notice.

On November 21, 2000, Gold Fields entered into an arrangement with Rand Refinery under which Gold Fields’ treasury acts as an agent for Rand Refinery with regard to the sale of a maximum of 50% of Gold Fields’ South African gold production to approved international customers. Under this arrangement, Gold Fields must deposit an amount in U.S. dollars equal to the value of the gold allocated under this arrangement at the London afternoon fixing price for gold on the day of allocation into Rand Refinery’s nominated U.S. dollar account. This amount must be deposited on the business day following the day of allocation. On the date of the deposit, Rand Refinery, in turn, deposits an amount in U.S. dollars equal to the London afternoon fixing price for gold payable in respect of all the gold delivered by Gold Fields to Rand Refinery on the day of allocation into the nominated U.S. dollar account of Gold Fields.

All gold produced by Gold Fields at the Tarkwa and Damang mines is refined by Rand Refinery pursuant to two non-exclusive agreements entered into in June 2003 between Rand Refinery and Gold Fields Ghana Limited, or Gold Fields Ghana, and between Rand Refinery and Abosso. Under these agreements, Rand Refinery collects, refines and sells gold as instructed by Gold Fields Ghana and Abosso. Rand Refinery assumes responsibility for the gold upon collection at either the Tarkwa or Damang mine. The gold is then transported to the Rand Refinery premises in Johannesburg, South Africa, where it is refined. Gold Fields Ghana and Abosso reimburse Rand Refinery for transportation costs. Under these agreements, Rand Refinery sells the refined gold on behalf of Gold Fields Ghana and Abosso at the London afternoon fixing price for gold on the date of delivery. Rand Refinery receives refining fees of $0.27 per ounce of gold received, and a realization fee equal to $0.10 per ounce of gold refined. These agreements are effective for a period of 12 months and may be extended by the agreement of the parties. During the initial 12 month period, either party may terminate the agreement upon 90 days’ written notice.

In Australia, all gold produced by St. Ives and Agnew is refined by AGR Joint Venture (trade name Australian Gold Refineries). The AGR Joint Venture is a partnership between Australian Gold Alliance Pty Ltd and WA Mint (trade name Perth Mint). Under an agreement which became effective on September 1, 2002 among St. Ives Gold Mining Company Pty Ltd, Agnew Gold Mining Company Pty Ltd and AGR Joint Venture, AGR Joint Venture refines the gold produced by St. Ives and Agnew for a fixed fee of A$0.46 per ounce of gold. AGR Joint Venture retains 0.1% of the gold it refines to cover losses in the refining process. AGR Joint Venture must collect the gold from St. Ives and Agnew, refine it and credit the gold to its metals account in Western Australia and then either purchase the gold or swap it to London, which means that AGR Joint Venture provides gold in London for sale by Gold Fields in an amount equal to the gold from St. Ives and Agnew located in Perth. At Gold Fields’ election the gold may be sold to AGR Joint Venture at spot for a fee of $0.20 per ounce, at the London morning or afternoon fixing price for a fee of $0.25 cents per ounce or swap the gold to London and sell it through third parties for a fee which is based on the gold price and interest rates. This agreement will continue indefinitely until terminated by either party upon 90 days’ written notice.

Gold Fields supports and participates in the gold marketing activities of the WGC and contributes $1.78 per ounce of gold it produces to the WGC in support of its activities.

Services

Mining activities require extensive services, located both on the surface and underground at the mines. Services include:

•	mining-related services such as engineering, rock mechanics, ventilation and refrigeration, materials handling, operational performance evaluation and capital planning;

•	safety and training;

•	housing and health-related services, including hostel and hospital operations;

•	geological services, including mine planning and design;

•	reserves management including sampling and estimation;

•	metallurgy;

•	equipment maintenance; and

•	assay services.

Most of these services are provided directly by Gold Fields, either at the operation level or through the head office, although some are provided by third-party contractors.

Gold Fields’ Mining Operations

Gold Fields conducts underground mining operations at each site except Tarkwa and Damang and conducts some processing of surface rock dump material at Driefontein, Kloof and Beatrix. Tarkwa and Damang are open pit mines and also process material from production stockpiles. St. Ives and Agnew together include underground and open pit operations and also process material from production stockpiles.

Total Operations

The following chart details the operating and production results for fiscal 2001 and 2002 for all operations owned by Gold Fields as of June 30, 2002 and for fiscal 2003 for all operations owned by Gold Fields as of June 30, 2003 plus the operating and production results of the St. Helena mine through the first four months of fiscal 2003 prior to the sale of the mine to Freegold.

	Year ended June 30,
	2001	2002	2003
Production
Tonnes (‘000)	26,746	36,953	42,988
Recovered grade (g/t)	4.4	3.6	3.3
Gold produced (‘000 oz) (1) (2)	3,785	4,307	4,577
Results of operations ($ million)
Revenues	1,006.60	1,210.00	1,538.20
Total production costs	839.6	831.4	1,168.30
Total cash costs	727.6	713.4	974.9
Cash profit	279	496.6	563.3
Cost per ounce of gold ($)
Weighted average total production costs	224	198	254
Weighted average total cash costs	194	170	212

Notes:

(1)	Includes production at Kloof Shaft No. 4, which was capitalized through the end of fiscal 2002 (fiscal 2001: 44,000 ounces; fiscal 2002: 75,000 ounces).

(2)	In fiscal 2001, 3.658 million ounces of production were attributable to Gold Fields, in fiscal 2002, 4.109 million ounces of production were attributable to Gold Fields and in fiscal 2003, 4.334 million ounces were attributable to Gold Fields with the remainder attributable to minority shareholders in the Ghana operation.

Underground Operations

The following chart details the operating and production results for fiscal 2001 and 2002 for all underground operations owned by Gold Fields as of June 30, 2002 and for fiscal 2003 for all such operations owned by Gold Fields as of June 30, 2003 plus the operating and production results of the St. Helena mine through the first four months of fiscal 2003 prior to the sale of the mine to Freegold.

	Year ended June 30,
	2001	2002	2003
Production
Tonnes (‘000)	11,667	11,274	11,895
Recovered grade (g/t)	8.4	8.2	7.5
Gold produced (‘000 oz) (1)	3,146	2,968	2,855
Results of operations ($ million)
Revenues	836	824.7	958.5
Total production costs	739.9	564.5	729.9
Total cash costs	644.7	498	636.8
Cash profit	191.3	326.7	321.7
Cost per ounce of gold ($)
Weighted average total production costs	239	197	252
Weighted average total cash costs	208	174	221

Note:

(1)	Includes production at Kloof Shaft No. 4, which was capitalized through the end of fiscal 2002 (fiscal 2001: 44,000 ounces; fiscal 2002: 75,000 ounces).

Tonnes milled from the underground operations increased from 11.274 million tonnes in fiscal 2002 to 11.895 million tonnes in fiscal 2003. This included increases at Driefontein, Kloof and Beatrix in an effort to counter lower grades. The amount of gold produced from the underground operations decreased from 2.968 million ounces in fiscal 2002 to 2.855 million ounces in fiscal 2003. The primary reasons for this decrease were reductions in yields at all the South African operations and the disposal of St. Helena on October 30, 2002.

Surface Operations

The following chart details the operating and production results for fiscal 2001 for all surface operations owned by Gold Fields as of June 30, 2001 and for fiscal 2002 and 2003 for all such operations owned by Gold Fields as of June 30, 2003. All operations at St. Ives and Agnew are considered surface operations for purposes of reporting production data.

	Year ended June 30,
	2001	2002	2003
Production
Tonnes (‘000)	15,079	25,679	31,093
Recovered grade (g/t)	1.3	1.6	1.7
Gold produced (‘000 oz) (1)	639	1,340	1,722
Results of operations ($ million)
Revenues	170.6	385.3	579.7
Total production costs	99.7	266.9	438.4
Total cash costs	82.9	215.4	338.1
Cash profit	87.7	169.9	241.6
Cost per ounce of gold ($)
Weighted average total production costs	152	199	255
Weighted average total cash costs	127	161	196

Note:

(1)	In fiscal 2001, 0.512 million ounces of production were attributable to Gold Fields, in fiscal 2002, 1.142 million ounces of production were attributable to Gold Fields and in fiscal 2003, 1.480 million ounces of production were attributable to Gold Fields, with the remainder attributable to minority shareholders in the Ghana operations.

Tonnes milled from the surface operations increased from 25.679 million tonnes in fiscal 2002 to 31.093 million tonnes in fiscal 2003, principally due to the inclusion of the Australian operations and the Damang operation for the full fiscal year 2003. The amount of gold produced from the surface operations increased from 1.340 million ounces in fiscal 2002 to 1.722 million ounces in fiscal 2003, primarily due to the inclusion of the Australian operations and the Damang operation for the full fiscal year.

Driefontein Operation

Introduction

The Driefontein gold mine is located in the Gauteng Province of South Africa in the Far West Rand mining district, some 70 kilometers southwest of Johannesburg. Driefontein operates under a mining authorization with a total area of 8,593.5 hectares. It is an underground mine with nominal surface reserves represented by rock dumps that have been accumulated through the operating history of the mine. Driefontein has eight operating shaft systems and three metallurgical plants, and operates at depths between 800 meters and 3,400 meters. In the year ended June 30, 2003, it produced 1.238 million ounces of gold. Driefontein had approximately 18,300 employees as of June 30, 2003.

History

Driefontein was formed from the consolidation in 1981 of the East Driefontein and West Driefontein mines. Gold mining began at Driefontein in 1952.

Geology

Gold mineralization at Driefontein is contained within three reefs. The Carbon Leader Reef, or CL, and the Ventersdorp Contact Reef, or VCR, occur at depths between 500 meters and 3,400 meters. The Middelvlei Reef is a minor contributor to reserves and production.

The stratigraphically lower CL is a generally high-grade reef comprising different facies types, and dips to the south at approximately 25o. The CL subcrops against the VCR in the eastern part of the mine. The west-dipping Bank Fault defines the eastern limit of both reefs. The VCR is most extensively developed in the east, and subcrops to the west. The average gold grades vary with lithofacies changes in the reef, with sub-economic grades developed on the eastern boundary and a higher grade north-trending zone developed to the west.

Mining

The Driefontein operation is engaged in both underground and surface mining, and is thus subject to all of the underground and surface mining risks discussed in the Risk Factors section. Due to the operating depths and extensive mined out areas, seismicity is a serious safety and productivity issue at Driefontein. To address this, among other things, Gold Fields seeks to use closely spaced dip pillar mining techniques in its newer deep level operations, as well as using backfill placement to stabilize particularly difficult areas. The safety record at the Driefontein operation during fiscal 2003, in terms of serious injury frequency rate and fatal injury frequency rate, was better than the South African industry average for the same period. On January 3, 2003, Driefontein suffered an underground fire at shaft No. 7W that resulted in five workers losing their lives. Driefontein did not experience work stoppages in connection with the accident. Investigations are continuing into this incident and preliminary findings indicate that arson appears likely to be the cause of the fire. In July, September and October 2003, Driefontein experienced fires at Shaft Nos. 2E, 5W and 4W, respectively. Shaft No. 2E experienced a partial closure for a period of two months and Shaft No. 5W was closed for a period of approximately 8 weeks following these incidents. As of the date of this annual report, the fire at Shaft No. 4W has not yet been extinguished and as a result the shaft remains partially closed. Production at Shaft No. 4W and three nearby shafts has been affected, although Gold Fields does not expect this to materially affect production results for the second quarter of fiscal 2004. Gold Fields expects the fire at Shaft No. 4W to be fully extinguished by February 2004.

Driefontein suffered seismic events on June 28, 2002, July 4, 2002 and August 6, 2002 which resulted in two workers in the first event and one worker in each subsequent event losing their lives. In addition, on December 1, 2003 Driefontein suffered a further seismic event which resulted in three workers losing their lives. Gold Fields worked with the relevant South African authorities to investigate these events. Although the areas affected by the seismicity were temporarily closed, Driefontein did not experience material work stoppages in connection with the accidents.

With respect to underground operations, in the western, older portions of Driefontein the focus is on remnant pillar mining. Some mining activity is located in virgin rock, primarily using longwall and scattered mining methods. In the eastern, newer portions of the mine the focus is also on mining through scattered mining or longwall methods. Newer shafts in the eastern portion, particularly those at the deepest levels of the mine, employ the closely spaced dip pillar mining method. This method provides some mining flexibility and is designed to be generally safer than the longwall method. The scattered mining method is not practiced at depth.

Gold Fields is currently focusing development at Shaft Nos. 1E and 5E to increase minable ore reserves. In addition to these shafts, Shaft No. 4E continues to be a primary center of production and new development to open up reserves in the shaft pillar area. The other shafts at the operation are mature, with production focused on remnant pillar extraction and accessing and mining the secondary reef horizons. Shaft Nos. 2E and 6W are being used to provide hoisting and services support to the active shafts. Gold Fields has completed a feasibility study for the purpose of evaluating the option of reopening Shaft Nos. 9 and 10, where development had previously been suspended, to access below infrastructure reserves. Gold Fields expects to make a decision on the project by the end of the third quarter of fiscal 2004.

Operationally, Gold Fields is focused on improving quality square meters extracted through the SQPB initiative at Driefontein. Also, the Driefontein operation continues to focus on identifying previously worked areas which can offer opportunities for further production under current economic conditions and to search for payshoots outside the scope of current mine development.

The primary challenges facing the Driefontein underground operation include seismicity, flammable gas, water intrusion and rock temperatures. In fiscal 2003, problems with seismicity resulted in scattered interruptions of operations in some areas at Driefontein. As noted above, Gold Fields is seeking to reduce seismicity problems at Driefontein through using a combination of closely spaced dip pillar mining techniques and backfill methods. During fiscal 2003, Driefontein experienced flammable gas primarily at Shaft Nos. 1E and 5E. To minimize this risk, Gold Fields has implemented a strategy of early detection and increased ventilation in the shafts. Water intrusion is dealt with through an extensive water pumping network. Also, because rock temperatures tend to increase with depth, Driefontein requires extensive cooling infrastructure to maintain comfortable conditions for workers.

Driefontein’s surface operations are confined exclusively to the processing of rock dump material.

The Driefontein operation has access to the national electricity grid and water, road and rail infrastructure and is located near regional urban centers where it can routinely obtain needed supplies. In February 2002, Gold Fields commissioned a water treatment plant to supply water to the Driefontein operation.

Detailed below are the operating and production results at Driefontein for the past three fiscal years.

	Year ended June 30,
	2001	2002	2003
Production
Tonnes (‘000)	6,551	6,587	6,370
Recovered grade (g/t)	6.4	6.3	6
Gold produced (‘000 oz)	1,351	1,327	1,238
Results of operations ($ million)
Total production costs	292.3	234.2	293.7
Total cash costs	247.2	200.9	254.7
Cash profit	115.1	171.3	165.5
Cost per ounce of gold ($)
Weighted average total production costs	216	180	233
Weighted average total cash costs	183	154	202

The decrease in tonnage from fiscal 2002 to fiscal 2003 was primarily due to lower surface waste dump rock processing offset in part by an increase in underground tonnage. The fall in ounces of gold produced occurred principally as a result of a reduction in underground yields. Gold Fields experienced an increase in total cash costs per ounce of gold from fiscal 2002 to fiscal 2003 at Driefontein principally as a result of the appreciation of the Rand against the U.S. dollar and increases in costs in Rand terms.

Set out below are the hoisting capacities of Driefontein’s producing shaft systems.

Shaft System

Shaft System
Hoisting capacity	(tonnes/month)
No. 4W	96,000
No. 5W	121,000
No. 6W	118,000
No. 7W	190,000
No. 1E	155,000
No. 2E	185,000
No. 4E	180,000
No. 5E	175,000

On a simplistic basis, and assuming that Gold Fields does not identify any additional reserves at Driefontein, at the production level achieved in fiscal 2003, Driefontein’s June 30, 2003 proven and probable reserves of 27.1 million ounces of gold will be sufficient to maintain production through approximately fiscal 2025. However, because Driefontein’s operations consist of several different shafts that are at various stages of maturity, Gold Fields expects that some shafts will decrease production earlier than others. In addition, as discussed in the Risk Factors section, any future changes to the assumptions on which the reserves are based, as well as any unforeseen events affecting production levels, could have a material effect on the expected period of future operations.

Processing

The following table sets forth year commissioned, processing techniques and processing capacity per month, as well as average tonnes milled per month and metallurgical recovery factor during the fiscal year ended June 30, 2003, for each of the plants at Driefontein:

Plant	Processing Techniques				Average milled for the year ended June 30, 2003	Approximate recovery factor for the year ended June 30, 2003
	Year Commissioned	Comminution phase	Treatment phase	Capacity
No. 1 Plant	2003	SAG milling	CIP treatment and Electrowinning	240,000	224,408	97.01%
No. 2 Plant	2002	SAG/ball milling circuit	CIP treatment	200,000	180,289	96.20%
No. 3 Plant	1998	SAG milling	CIP treatment	115,000	126,167	97.18%

In fiscal 2003, the Driefontein plants collectively extracted approximately 97% of the gold contained in ore delivered for processing.

Gold Fields finished installing a central elution facility for Driefontein, and completed conversion of the treatment circuits to CIP treatment at the No. 1 Plant and No. 2 Plant, in July 2001. Gold Fields has converted the No. 2 Plant to a SAG/ball milling circuit, and the converted plant was commissioned in September 2002. The No. 1 Plant with a new SAG milling circuit was commissioned in October 2003. Commissioning of the No. 1 Plant is expected to slightly reduce tonnes milled during the second quarter of fiscal 2004. The full conversion should be completed during fiscal 2004. Feasibility studies on alternatives for accessing below infrastructure reserves are also planned for completion during fiscal 2004.

Capital Expenditure

Gold Fields spent Rand 572.8 million on capital expenditure at the Driefontein operation in fiscal 2003. This amount included Rand 354.4 million spent on continuing development at Shaft Nos. 1E and 5E and Rand 129.9 million on upgrading Plant Nos. 1 and 2. Gold Fields has budgeted approximately Rand 320.0 million of capital expenditure at Driefontein for fiscal 2004, principally for continuing major shaft development projects and completing metallurgical plant upgrades.

Kloof Operation

Introduction

The Kloof operation is located in the Gauteng Province of South Africa, near Westonaria, and comprises the former Kloof, Libanon and Leeudoorn mines. Kloof operates under a mining authorization with a total area of 20,086.5 hectares. It is principally an underground operation, with a limited amount of processing of surface rock dump material. Kloof has five operating shaft systems serviced by three metallurgical plants, and, like Driefontein, is a deep-level mine, with operating depths between 1,000 meters and 3,500 meters. In the fiscal year ended June 30, 2003, it produced 1.140 million ounces of gold. As of June 30, 2003, Kloof had approximately 19,000 employees.

History

Kloof’s present scope of operations is the result of the consolidation in fiscal 2000 of three adjacent mines: Kloof, Libanon and Leeudoorn. Gold mining began in the area now covered by these operations in 1934.

Geology

The majority of production at Kloof is from the VCR, which occurs at depths between approximately 1,000 meters and 3,500 meters. The VCR has a general northeast strike and dips to the southeast at between 24° and 45°. The Middelvlei Reef is becoming an increasingly important contributor to production, while minor production volumes are planned from the Kloof and Libanon Reefs.

Kloof lies between the Bank Fault to the west, and the north trending Witpoortjie Fault to the east, the latter truncating the VCR east of the mine boundary. Normal faults are developed sub-parallel to the westerly dipping Witpoortjie Fault, with sympathetic north-northeast trending dykes that show little to no apparent offset of the stratigraphy. Structures that offset the VCR increase in frequency towards the southern portion of the mine.

Mining

The Kloof operation is engaged in underground mining, and is thus subject to all of the underground risks discussed in the Risk Factors section. Like Driefontein, Kloof experiences seismicity due to the extreme depth of operations. Accordingly, newer development is based on the closely spaced dip pillar mining method to reduce the risk of seismic events. In fiscal 2003, the serious injury frequency rate and the fatal injury frequency rate at Kloof were better than the South African industry average for the same period.

Newer areas of Kloof, particularly deep level operations, use the closely spaced dip pillar mining method, while older areas use the longwall mining method. The focus at mature areas of Kloof is on remnant pillar mining. Shaft Nos. 1, 3, 4 and 7 provide the main centers of current production at Kloof. Mining activity at Shaft No. 4, which began production in early 2000, is still in the build up phase. A development program with an associated exploration program to drill and to endeavor to establish additional proven reserves and improved grades in the Shaft No. 3D area was implemented in fiscal 2002 and development has commenced into certain areas of the VCR. In addition to its own production, Shaft No. 1 provides additional hoisting capacity for Shaft Nos. 3 and 4.

With the increase in the price of gold during fiscal 2002 and 2003, Gold Fields recommenced production at Shaft No. 9 in September 2002. This strategy is currently being re-evaluated in light of the strength of the Rand and the weaker Rand gold price and production at Shaft No. 9 was put on hold in the first quarter of fiscal 2004. Pre-feasibility studies on the Kloof Extension Area, or the KEA, and the Eastern Boundary Area were completed in fiscal 2003 and a feasibility study on the KEA and the No. 1 Plant mill upgrade should be completed during fiscal 2004. Gold Fields expects Shaft Nos. 3, 4 and 7 to be the primary sources of future production at Kloof.

Operationally, Gold Fields is focused on improving quality volume and the rate of development at the mine by introducing updated drilling technology, including development drill rigs operated from power packs and increasing the proportion of hydropower drill rigs. Various initiatives have been implemented with the intention of improving Kloof’s mine call factor. Gold Fields has been experiencing difficulties with ore grades at the lower levels of Shaft No. 3 due to an unexpected variation in the structure of the VCR, and is working to overcome this problem. Mining grades at Kloof are expected to reduce as a higher proportion of ore is mined from the relatively lower grade Middelvlei Reefs and a lower proportion is mined from the higher grade VCR areas.

The primary challenges facing the Kloof operation are seismicity and flammable gas. Gold Fields is seeking to reduce the impact of seismicity problems at Kloof by using the closely spaced dip pillar mining method. Kloof experienced decreased levels of flammable gas during fiscal 2003. Early detection and increased ventilation of the shafts are being used to minimize the risk of incidents caused by flammable gas. Also, as with Driefontein, Kloof requires extensive cooling infrastructure to maintain comfortable conditions for workers due to the extreme depth of its operations.

The Kloof operation has access to the national electricity grid and water, road and rail infrastructure and is located near regional urban centers where it can routinely obtain needed supplies.

Detailed below are the operating and production results at Kloof for the past three fiscal years.

	Year ended June 30,
	2001	2002	2003
Production
Tonnes (‘000)	3,932	4,657	4,838
Recovered grade (g/t)	9.6	7.4	7.3
Gold produced (‘000 oz)(1)	1,211	1,101	1,140
Results of operations ($ million)
Total production costs	265.2	199.3	281.4
Total cash costs	238	178.8	245.9
Cash profit	74.3	111.3	134.2
Cost per ounce of gold ($)
Weighted average total production costs	227	195	246
Weighted average total cash costs	204	175	215

Note:

(1)	Includes production at Kloof Shaft No. 4, which was capitalized through the end of fiscal 2002 (2001: 44,000 ounces; 2002: 75,000 ounces).

From fiscal 2002 to fiscal 2003, there was an increase in underground tonnage, which was partially offset by a decrease in processing of surface rock dump material. The increase in gold produced was principally a result of the increase in underground tonnage to counter the reduction in grades achieved. Gold Fields experienced an increase in total cash costs per ounce of gold from fiscal 2002 to fiscal 2003 at Kloof, principally as a result of the appreciation of the Rand against the U.S. dollar.

The total shaft hoisting capacity of Kloof is detailed below.

Shaft System

Shaft System
Hoisting capacity	(tonnes/month)
No. 1	300,000
No. 3 (1)	—
No. 4 (2)	110,000
No. 7	205,000
No. 8	75,000

Notes:

(1)	This shaft does not hoist material to the surface. It has a capacity of 150,000 tonnes per month for sub-surface hoisting.

(2)	This shaft hoists only waste rock to the surface. It has a capacity of 130,000 tonnes per month for sub-surface hoisting.

On a simplistic basis, and assuming that Gold Fields does not identify any additional reserves at Kloof, at the production level achieved in fiscal 2003, Kloof’s June 30, 2003 proven and probable reserves of 31.1 million ounces of gold will be sufficient to maintain production through approximately fiscal 2030. However, because Kloof’s operations consist of several different shafts that are at various stages of maturity, Gold Fields expects that some shafts will decrease production earlier than others. In addition, as discussed in the Risk Factors section, any future changes to the assumptions on which the reserves are based, as well as any unforeseen events affecting production levels, could have a material effect on the expected period of future operations.

Processing

The following table sets forth year commissioned, processing techniques and processing capacity per month, as well as average tonnes milled per month and metallurgical recovery factor during the fiscal year ended June 30, 2003, for each of the plants at Kloof:

	Processing Techniques				Average milled for the year ended June 30, 2003	Approximate recovery factor for the year ended June 30, 2003
Plant	Year commissioned	Comminution Phase	Treatment phase	Capacity
No. 1 Plant	1970	Traditional crushing and milling	CIP treatment: ore is then transported to the No. 2 Plant for electrowinning	180,000	181,267	97.3%
No. 2 Plant	1990	SAG milling	CIP treatment and electrowinning	120,000	119,483	97.7%
No. 3 Plant	1990	Traditional crushing and milling	Air agitated leaching, drum filtration, zinc precipitation and smelting	120,000	102,408	93.0%

In fiscal 2003, the Kloof plants collectively extracted approximately 97% of gold contained in ore delivered for processing.

A pumpcell installation has been completed in October 2003 at the No. 3 Plant and the central elution facility at the No. 2 Plant was commissioned in the first quarter of fiscal 2004. This now provides one central elution facility for the entire Kloof operation. Capacity at the No. 2 Plant is expected to be increased to 160,000 tonnes per month in the second quarter of fiscal 2004.

Capital Expenditure

Gold Fields spent Rand 419.7 million on capital expenditures at the Kloof operation in fiscal 2003. Of this amount, Gold Fields spent Rand 256.1 million continuing the development projects at Shaft Nos. 4 and 7, Rand 28.9 million on the provision of self-rescue equipment to miners, Rand 24.1 million on refrigeration projects, Rand 21.2 million on drilling at the Eastern Boundary Area and the KEA and Rand 15.2 million on continuing metallurgical plant upgrades. The remaining balance of capital expenditure in fiscal 2003 was spent on development projects, mining and ventilation equipment. Gold Fields has budgeted approximately Rand 291.0 million of capital expenditure at Kloof for fiscal 2004, principally for continuing the shaft development projects and for exploration.

Beatrix Operation

Introduction

The Beatrix operation is located in the Free State Province of South Africa, near Welkom and Virginia, and comprises the Beatrix mine. The Beatrix operation was formerly known as the Free State operation. Gold Fields renamed the operation Beatrix following the sale of the St. Helena mine to FreeGold on October 30, 2003.

The Beatrix mine is located in the southern Free State of South Africa some 240 kilometers southwest of Johannesburg. Beatrix operates under a mining license with a total area of 16,820.5 hectares. It is only an underground operation, with the exception of a nominal amount of surface production from processing rock dump material. Beatrix has four shaft systems serviced by two metallurgical plants. It has shallow- to intermediate-depth operations, at depths between 700 meters and 2,200 meters. In the fiscal year ended June 30, 2003, Beatrix produced 0.659 million ounces of gold. As of June 30, 2003, Beatrix had approximately 12,600 employees.

History

Beatrix’s present scope of operations is the result of the consolidation with effect from July 1, 1999 of two adjacent mines: Beatrix and Oryx. Gold mining commenced at Beatrix in 1985 and at Oryx in 1991.

Geology

The Beatrix mine exploits the Beatrix Reef, or BXR, at Shaft Nos. 1, 2 and 3, and the Kalkoenkrans Reef, or KKR, at Shaft No. 4 (the former Oryx mine). The reefs dip to the north and northeast at between 4o and 9o, and are developed on the Aandenk erosional surface.

In general the BXR occurs at depths between 570 meters and 1,380 meters and the KKR occurs at depths of between 1,800 meters and 2,200 meters. Both the BXR and KKR reefs are markedly channelized and consist of multi-cycle, upward fining conglomerate bands with sharp erosive basal contacts. A general east-west paytrend some 800 to 1,000 meters wide has been identified east of Shaft No. 4 and represents the majority of reserves at that shaft.

Mining

The Beatrix mine is engaged in underground mining, and is thus subject to all of the underground mining risks discussed in the Risk Factors section. The primary safety risk at Beatrix is falls of ground. Another risk in some areas of the mine is that of flammable gas explosions. Beatrix experienced a fatal flammable gas explosion at Shaft No. 1 in May 2000 resulting in 7 workers losing their lives. In May 2001, a second flammable gas explosion at Shaft No. 2 resulted in 13 workers at the mine losing their lives. Regulatory authorities issued an order to stop operations at Beatrix for a period of 10 days while the mine was inspected and declared safe to resume operations. During this time, the initial inquiry into the causes of the accident was completed. Following the accident, management has worked actively to remedy the most significant problems which resulted in the explosion, and has either implemented, or is in the process of implementing, all of the recommendations arising out of the Department of Mineral and Energy’s investigation of the incident. These remedies have included providing additional safety training and equipment for employees, establishing new monitoring and ventilation procedures and installing additional remote sensing equipment. The safety record at the Beatrix operation during fiscal 2003, in terms of serious injury frequency rate and fatal injury frequency rate, was better than the South African industry average for the same period.

Mining at Beatrix is based upon the scattered mining method. The initial commissioning phase of Shaft No. 3 was completed in August 2001 and activity at the shaft is focused upon haulage development in order to build up production at the shaft. The power source being used at Shaft No. 3 for a variety of activities including drilling is hydropower, as opposed to compressed air, with a majority of the mining equipment being run off a high pressure water system. The benefits of the system include improved cooling underground, improved machine efficiency, lower noise levels and less power wastage.

Shaft Nos. 1, 2 and 4 are the primary sources of production at present and over time Gold Fields expects mining concentration to shift to Shaft No. 3. Gold Fields experienced inconsistent performance at Shaft No. 4 in fiscal 2003 due to grade swings at the KKR, which is characterized as being a highly erratic reef structure, making access to the orebody more difficult.

Operationally, Gold Fields implemented an initiative in fiscal 2002 called Project M to mine previously developed low grade ore on a marginal cost basis. This ore is hoisted at Shaft Nos. 1 and 2 and transported, by road, to take advantage of spare metallurgical capacity at the No. 2 Plant. The initiative resulted in a 7% increase in square meters mined in fiscal 2003. In addition, Gold Fields is also focusing on various productivity initiatives, such as programs to increase the mine call factor and new drilling and support methods and technologies. In September 2002 Gold Fields commissioned a new slimes dam at Beatrix to accommodate future production at the operation. Currently, a new ventilation shaft is being developed at a cost of Rand 51.5 million to supplement and improve ventilation at Shaft No. 2. This shaft is expected to be commissioned during the third quarter of fiscal 2004. Gold Fields also commissioned the new waste rock dump at Shaft No. 3 in May 2003.

Gold Fields expects to increase volumes in order to offset lower grades at Beatrix and maintain gold output at current levels. Gold Fields is focusing on optimising the mining mix to maintain steady grades at Beatrix. Higher rates of development are planned and the holing of raises at Shaft No. 3 is expected to create additional ore reserve flexibility.

The primary challenge facing the Beatrix mine is managing the accumulation of flammable gas, which is done through a telemetric monitoring system coupled with an extensive ventilation system. Beatrix requires cooling infrastructure to maintain comfortable conditions for workers at depth, although not to the degree necessary at Driefontein and Kloof.

The Beatrix mine has access to the national electricity grid and water, road and rail infrastructure and is located near regional urban centers where it can routinely obtain needed supplies.

Detailed below are the operating and production results at Beatrix for the past three fiscal years.

	Year ended June 30,
	2001	2002	2003
Production
Tonnes (‘000)	3,671	4,115	4,722
Recovered grade (g/t)	5.5	4.9	4.3
Gold produced (‘000 oz)	647	655	659
Results of operations ($ million)
Total production costs	153.8	125.3	171.5
Total cash costs	133.4	110.5	151.1
Cash profit	39.6	77.3	66.5
Cost per ounce of gold ($)
Weighted average total production costs	238	191	260
Weighted average total cash costs	206	169	229

Although tonnage increased from fiscal 2002 to fiscal 2003, ounces of gold produced increased only marginally due to lower grades and a change in the mining mix, which saw a 38% increase in high margin, lower grade surface material, in order to maintain maximum throughput. The increase in total cash costs per ounce of gold from fiscal 2002 to fiscal 2003 at Beatrix was principally as a result of the appreciation of the Rand against the U.S. dollar.

The total shaft hoisting capacities of Beatrix are detailed below.

Shaft System

Hoisting capacity	(tonnes/month)
No. 1	170,000
No. 2	170,000
No. 3	180,000
No. 4	180,000

On a simplistic basis, and assuming that Gold Fields does not identify any additional reserves at Beatrix, at the production level achieved in fiscal 2003, Beatrix’s June 30, 2003 proven and probable reserves of 12.2 million ounces of gold will be sufficient to maintain production through approximately fiscal 2022. However, because Beatrix’s operations consist of several different shafts that are at various stages of maturity, Gold Fields expects that production at some shafts will decrease earlier than at others. In addition, as discussed in the Risk Factors section, any future changes to the assumptions on which the reserves are based, as well as any unforeseen events affecting production levels, could have a material effect on the expected period of future operations.

Processing

The following table sets forth year commissioned, processing techniques and processing capacity per month, as well as average tonnes milled per month and metallurgical recovery factor during the fiscal year ended June 30, 2003, for each of the plants at Beatrix:

Plant	Processing Techniques				Average milled for the year ended June 30, 2003	Approximate recovery factor for the year ended June 30, 2003
	Year commissioned	Comminution Phase	Treatment phase	Capacity
No. 1 Plant	1983	SAG milling	CIP treatment	223,000	269,486	95.8%
No. 2 Plant	1992	SAG milling	CIP treatment	140,000	124,057	95.6%

In fiscal 2003, the Beatrix plants collectively extracted approximately 96% of gold contained in ore delivered for processing.

During fiscal 2003, Beatrix put in place arrangements with a nearby mining operation to treat surface tonnage from Beatrix. Management expects to continue this arrangement through fiscal 2004 at a rate of 50,000 tonnes per month.

Capital Expenditure

Gold Fields spent Rand 373.6 million on capital expenditures at the Beatrix operation in fiscal 2003. This amount includes a total of Rand 216.5 million spent on a new ventilation shaft to service Shaft No. 2 and continuing development at Shaft No. 3 and Rand 23.3 million on exploration work at Shaft No. 4. Gold Fields has budgeted approximately Rand 242.0 million of capital expenditure at Beatrix for fiscal 2004, principally for completion of the new ventilation shaft for Shaft No. 2, progression of development at Shaft No. 3 and the completion of exploration projects currently underway at Shaft No. 4.

Ghana Operation

The Ghana operation is comprised of the Tarkwa and Damang mines.

Tarkwa Mine

Introduction

The Tarkwa mine is located in southwestern Ghana, about 300 kilometers by road west of Accra. The Tarkwa mine consists of several open pit operations on the Tarkwa property and the adjacent northern portion of the Teberebie property which Gold Fields acquired in August 2000, together with two heap leach facilities, one on the Tarkwa property, referred to as the North Plant, and the other on the northern portion of the Teberebie property, referred to as the South Plant. For regulatory purposes, Ghanaian regulators generally regard the Tarkwa property and the acquired portion of the Teberebie property as a single operation. The Tarkwa mine operates under mining leases with a total area of approximately 20,700 hectares. It currently only conducts surface operations, although it previously had a small underground mining operation which it operated through July 1999 under Gold Fields’ agreement with the government of Ghana. In the fiscal year ended June 30, 2003, Tarkwa produced 0.540 million ounces of gold, of which 0.384 million ounces were attributable to Gold Fields, with the remainder attributable to minority shareholders in Gold Fields Ghana Limited, or Gold Fields Ghana. As of June 30, 2003, Tarkwa had approximately 1,400 employees, including those employed by outside contractors.

History

European investment in large scale mining in the Tarkwa area commenced in the last quarter of the nineteenth century. In 1993, Gold Fields of South Africa, or GFSA, took over an area previously operated by the State Gold Mining Corporation, or SGMC. SGMC had in turn acquired the property from private companies owned by European investors. Following initial drilling, feasibility studies and project development (which included the removal of overburden and the resettlement of approximately 22,000 people), mining operations commenced in 1997. Gold Fields began processing ore at the South Plant in December 2000.

Geology

Gold mineralization at Tarkwa is hosted by Proterozoic Tarkwaian metasediments, which unconformably overlie a Birimian greenstone belt sequence. Gold mineralization is concentrated in conglomerate reefs and has some similarities to deposits in the Witwatersrand Basin in South Africa. The deposit comprises a succession of stacked, tabular palaeoplacer units consisting of quartz pebble conglomerates. Approximately 10 such separate economic units occur in the concession area within a sedimentary package ranging from 40 meters to 110 meters in thickness. Low grade to barren quartzite units are interlayered between the separate reef units.

Five separate production areas are centered on the Pepe Anticline, a gently north plunging fold structure that outcrops as a whaleback hill. The sedimentary sequence and interlayered waste zones between the areas of mineralization thicken to the west.

Mining

The Tarkwa mine is engaged in both open pit and production stockpile surface mining, and is thus subject to all of the surface mining risks discussed in the Risk Factors section. Although surface mining generally is less dangerous than underground mining, serious and even fatal accidents do still occasionally occur. While there is no reliable industry benchmark for safety at Ghanaian surface mining operations, the Tarkwa mine had a lost time injury frequency rate of approximately 0.84 per million man hours worked in fiscal 2003. There was one fatality in each of fiscal 2001, 2003 and, to date, in fiscal 2004. There were no reported fatalities at the Tarkwa mine in fiscal 2002.

Tarkwa uses the typical open pit mining methods of drilling, blasting, loading and hauling. The progression of blasting downwards into the open pit occurs in steps of 6 meters (or in some cases 3 meters) with the ore loaded into 95 tonne dump trucks.

Tarkwa currently presents no unusual challenges beyond those faced at most open pits and heap leaching mining operations, including variations in amenability of ores to leaching. However, harder ores are expected at Tarkwa which could reduce throughput at the North Plant Heap Leach facility and at the South Plant Heap Leach facility. The primary operational challenges include developing effective strategies to deal with harder ores, lowering operating costs and managing gold-in-process (gold in the processing circuit that is expected to be recovered during or after operations).

Most mining labor at Tarkwa is currently provided by a contractor, African Mining Services (Ghana) Pty Ltd., or AMS, which is a joint venture between two Australian mining service contractors. Pursuant to a contract with Gold Fields Ghana, AMS provides employees, supplies and equipment for mining at Tarkwa, including drilling, blasting and waste stripping, as well as the haulage of the material produced from the mining activities, including both ore and waste. AMS receives fees under the contract which depend on the type of service being performed and the equipment being used, with adjustments for overtime and holiday periods. Under the terms of the contract, AMS is liable for any damage or loss it causes, including that caused by any subcontractor it hires. AMS is not liable for damage that is the result of work performed in accordance with the terms of the contract, which is unavoidable or which is caused by any negligent act or omission of employees of Gold Fields Ghana or third parties over whom AMS has no control. AMS is required to take out insurance to cover potential damage and liability. Gold Fields can terminate its contract at any time without paying any significant penalties or having to purchase any of AMS’s equipment. The contract with AMS is scheduled to expire in June 2004. Gold Fields will thereafter provide mining services as it expects to shift to owner mining rather than using contractor services, except for mining equipment maintenance and repair, which will be provided by the relevant equipment providers. Gold Fields expects to begin implementing this transition during a period commencing several months prior to the expiration of the AMS contract.

A feasibility study on the proposed expansion of the Tarkwa mine, or the Tarkwa Expansion Project, was completed during January 2003 and Gold Fields has commenced construction of a new 4.2 million tonne per annum SAG mill and CIL facility. The project is expected to be completed by the end of 2004.

The Tarkwa mine has access to the national electricity grid, water and road infrastructure. Most supplies are trucked in from either the nearest seaport, which is approximately 140 kilometers away by road in Takoradi, or from Tema near Accra, which is approximately 300 kilometers away by road.

Detailed below are the operating and production results at Tarkwa for the past three fiscal years.

	Year ended June 30,
	2001	2002	2003
Production
Tonnes (‘000)	11,667	14,914	15,210
Recovered grade (g/t)	1.2	1.1	1.1
Gold produced (‘000 oz)(1)	440	544	540
Results of operations ($ million)
Total production costs	81	105	121.5
Total cash costs	66.9	89.7	105
Cash profit	55.7	62.9	74.4
Cost per ounce of gold ($)
Total production costs	178	193	225
Total cash costs	147	165	195

Note:

(1)	In fiscal 2001, 2002 and 2003, 0.313 million ounces of production, 0.386 million ounces of production and 0.384 million ounces of production, respectively, were attributable to Gold Fields, with the remainder attributable to minority shareholders in the Ghana operation.

From fiscal 2002 to fiscal 2003, tonnage treated rose marginally due to continued improvements to both the North and South Plants. Ounces produced declined slightly as a result of lower dissolution, which is characteristic of the harder ores being processed in greater amounts. At the same time, total cash costs have increased mainly due to lower yields caused by lower dissolution as well as higher costs for both electricity and diesel fuel.

On a simplistic basis, and assuming that Gold Fields does not identify any additional reserves at Tarkwa, at the production level achieved in fiscal 2003, Tarkwa’s June 30, 2003 total proven and probable reserves of 9.83 million ounces (7.0 million ounces of which were attributable to Gold Fields, with the remainder attributable to minority shareholders in the Ghana operation) will be sufficient to maintain production through approximately fiscal 2014. In addition, as discussed in the Risk Factors section, any future changes to the assumptions on which the reserves are based, as well as any unforeseen events affecting production levels, could have a material effect on the expected period of future operations.

Processing

Tarkwa’s ore can be processed using conventional heap leach techniques with acceptable recoveries. The current operation incorporates two separate heap leach circuits, the North Plant and the South Plant. The following table sets forth year commissioned, processing techniques and processing capacity per month, as well as average tonnes milled per month and metallurgical recovery factors during the fiscal year ended June 30, 2003, for each of the plants at Tarkwa:

	Processing Techniques				Average milled for the year ended June 30, 2003	Approximate recovery factor for the year ended June 30, 2003
Plant	Year commissioned	Comminution Phase	Treatment phase	Capacity
North Plant Heap Leach Facility	1997	Multiple stage crushing and screening process, including agglomeration	Heap leach(1) with AD&R treatment	766,000	788,787	75.96%
South Plant Heap Leach Facility	1992	Multiple stage crushing and screening process, including agglomeration	Heap leach(1) with AD&R treatment and electrowinning	451,000	451,008	61.06%

Note:

(1)	Heap leach recoveries are the result of an extended solution application process with full recovery requiring several leach cycles. Full recovery of all recoverable gold (about 84% of the contained gold) for current ores is only achieved over several years. Thus, recoveries must be considered in terms of recovery as time progresses, or a “progressive” recovery. Over time, Gold Fields expects both plants to achieve progressive recovery factors of around 84% of contained gold, equivalent to full recovery of all recoverable gold.

In fiscal 2004, Gold Fields plans to continue optimization of the two crushing plants while completing solution upgrade improvements on the heap leach pads. The commissioning of the SAG mill and the CIL plant is expected to take place in the first half of fiscal 2005. These efforts are required to counter the impact of decreasing yields and anticipated rising costs in respect of fuel and power, coupled with increasing stripping ratios. Further, considerable effort has been placed on reducing the gold-in-process at both the North and South Plant Heap Leach facilities and, to this end, a $3.0 million solution handling system and gold recovery plant upgrade project is being implemented to increase irrigation times from 270 days to 450 days. Heap leach pad expansions were completed in fiscal 2003 at a total cost of $11.0 million.

Gold Fields has also taken steps to address the expected impact of harder ores on the South Plant Heap Leach facility and has moved crushing equipment from the old Teberebie plant to the South Plant to offset any reduction in throughput due to harder ores and to provide increased screening capacity. Additional solution delivery and handling capabilities have been added to the South Plant Heap Leach facility as well.

Capital Expenditure

Gold Fields spent $26.6 million on capital expenditures at the Tarkwa operation in fiscal 2003, primarily on heap leach pad expansion. Gold Fields has budgeted approximately $124.8 million for capital expenditure at Tarkwa for fiscal 2004, principally on the new CIL plant and SAG mill and the transition to owner mining.

Damang Mine

Introduction

On January 23, 2002, Gold Fields and Repadre completed the acquisition from Ranger of Ranger’s 90% beneficial interest in Abosso and shareholder loans from Ranger to Abosso totalling A$75.7 million ($39.4 million at an exchange rate of A$1.92 per $1.00, which was the noon buying rate on the date of the transaction). Abosso is a Ghanaian company which owns the Damang mine. Total consideration for the purchase was A$63.3 million ($32.9 million at an exchange rate of A$1.92 per $1.00) in cash contributed by Gold Fields and 4,000,000 Repadre shares. Following the transaction, 71.1% of Abosso was owned by Gold Fields, 18.9% by Repadre and 10.0% by the Ghanaian government, mirroring the shareholding structure of Gold Fields Ghana. Repadre’s interest was acquired by Iamgold when the latter merged with Repadre on January 8, 2003.

On January 23, 2002, Gold Fields utilized the full amount of $50.0 million available under two loan facilities to fund the costs of the acquisition, refinance a letter of credit which acts as an environmental performance bond for the Damang mine, refinance Abosso’s external indebtedness and provide funds for general corporate purposes. By June 2002, Gold Fields repaid in full the $15.0 million term loan facility entered into in connection with the Abosso acquisition. See “Operating and Financial Review and Prospects — Liquidity and Capital Resources — Credit facilities.”

The Damang mine is located in the Wassa West District in southwestern Ghana approximately 360 kilometers by road west of Accra and approximately 30 kilometers by road northeast of the Tarkwa mine. It consists of an open pit operation with a SAG mill and CIL processing plant.

Damang operates under a mining lease with a total area of approximately 5,200 hectares. In the fiscal year ended June 30, 2003, the Damang mine produced 0.299 million ounces of gold, of which 0.213 million ounces were attributable to Gold Fields, with the remainder attributable to minority shareholders in Abosso. As of June 30, 2003, Damang had approximately 1,000 employees, including those employed by outside contractors.

History

Mining on the Abosso concession began with underground mining in the early twentieth century. In the late 1980s, Ranger commenced a project to study the feasibility of surface mining at Damang, which culminated in an agreement with the government of Ghana to develop and conduct surface mining at the site. Surface mining at Damang commenced in August 1997, and Gold Fields assumed control of the operations on January 23, 2002.

Geology

The geology of the Damang mine is different from that of the Tarkwa mine. The deposit occurs at the hinge of a regional anticline as hydrothermal mineralization associated with dominantly east dipping thrusts and sub-horizontal quartz veins. Primary gold mineralization also occurs in the conglomerates of the Tarkwaian Formation.

Mining

Damang mine is engaged in both open pit and production stockpile surface mining, and is thus subject to all of the surface mining risks discussed in the Risk Factors section. Although surface mining generally is less dangerous than underground mining, serious and even fatal accidents do still occasionally occur. While there is no reliable industry benchmark for safety at Ghanaian surface mining operations, the Damang mine had a lost time injury frequency rate of approximately 0.6 per million man hours worked. There were no reported fatalities at the Damang mine in fiscal 2001, 2002 or 2003 or, to date, in fiscal 2004.

Damang uses the typical open pit mining methods of drilling, blasting, loading and hauling. The progression of blasting downwards into the open pit occurs in 3 meter flitches, which are then combined to form steps of 6 meters with the ore loaded into 100 tonne dump trucks.

Other than the unusual hardness of the rock at the site, Damang presents no unusual challenges beyond those faced at most open pits and ore processing operations, including variations in amenability of ores.

As with the Tarkwa mine, a substantial proportion of the operations at Damang is performed by a mining contractor, AMS. Pursuant to a contract with Abosso, AMS provides employees, supplies and equipment for mining at Damang, including drilling, blasting and waste stripping, as well as the haulage of the material produced from the mining activities, including both ore and waste. AMS receives fees under the contract which depend on the type of service being performed and the equipment being used, with adjustments for overtime and holiday periods. Under the terms of the contract, AMS is liable for any damage or loss it causes, including that caused by any subcontractor it hires. AMS is not liable for damage that is the result of work performed in accordance with the terms of the contract, which is unavoidable or which is caused by any negligent act or omission of employees of Abosso or third parties over whom AMS has no control. AMS is required to take out insurance to cover potential damage and liability. Gold Fields can terminate its contract at any time without paying any significant penalties or having to purchase any of AMS’s equipment. The contract with AMS is scheduled to expire in December 2003. Gold Fields is currently in negotiations with AMS to extend this agreement for a period equal to Damang’s life of mine.

The Damang mine has access to the national electricity grid, water and road infrastructure. Most supplies are trucked in from either the nearest seaport, which is approximately 200 kilometers away by road in Takoradi, or from Accra, which is approximately 360 kilometers away by road.

Detailed below are the operating and production results at Damang for fiscal 2001, the six-month period ended December 31, 2001, the period from January 23, 2002 to June 30, 2002 and the fiscal year ended June 30, 2003.

	Fiscal 2001	Six month period ended December 31, 2001	Period from January 23, 2002 to June 30, 2002(2)	Fiscal 2003
Production
Tonnes (‘000)	4,540	2,204	1,951	4,877
Recovered grade (g/t)	2.2	2	2.3	1.9
Gold produced (‘000 oz) (1)	322	143	141	299
Results of operations ($ million)
Total production costs	82.4	42.8	32.9	77.9
Total cash costs	67	35	29.9	72.6
Cash profit	28.7	8.8	15.7	26.9
Cost per ounce of gold ($)
Total production costs	256	298	233	260
Total cash costs	208	244	211	243

Notes:

(1)	In the period from January 23, 2002 to June 30, 2002, 0.100 million ounces and in fiscal 2003, 0.213 million ounces of production were attributable to Gold Fields, with the remainder attributable to minority shareholders in Abosso.

(2)	Financial data for the period from January 23, 2002 to June 30, 2002 and for the year ended June 30, 2003, are based on Gold Fields’ audited financial statements for the years ended June 30, 2002 and 2003, respectively, which have been prepared in accordance with U.S. GAAP and are not comparable with financial data based on the audited annual financial statements for Abosso for the year ended June 30, 2001 and the unaudited financial statements for Abosso for the six-month period ended December 31, 2001, which have been prepared in accordance with IFRS and reconciled to U.S. GAAP.

In the period from January 23, 2002 to June 30, 2003, tonnage processed and ounces of gold produced were in line with mine optimization strategies. Total cash costs per ounce of gold were consistent with management’s expectations.

Results at Damang in fiscal 2003 were characterised by the ongoing optimization of the milling circuit. Commissioning of the new Lima open pit partially offset shortfalls in grade experienced from stockpiles that were an important source of ore for this plant. Increases in the price of electricity, diesel fuel and liquid petroleum gas had a material impact on costs. These costs are likely to further increase in fiscal 2004. Changes in operational practices have reduced the amount of electrical power consumed, offsetting in part the electricity price increase.

A marginal decline in gold production is expected at Damang in fiscal 2004, caused partially by a planned mill maintenance shut down early in the financial year, and partially by an expected gradual decline in head grades in line with depletion of the Damang pit ore reserves.

On a simplistic basis, and assuming that Gold Fields does not identify any additional reserves at Damang, at an annualized production level based on actual production for fiscal 2003, Damang’s June 30, 2003 total proven and probable reserves of 0.919 million ounces (0.653 million ounces of which were attributable to Gold Fields, with the remainder attributable to minority shareholders in the Ghana operation) will be sufficient to maintain production through approximately fiscal 2007. In addition, as discussed in the Risk Factors section, any future changes to the assumptions on which the reserves are based, as well as any unforeseen events affecting production levels, could have a material effect on the expected period of future operations.

Processing

All processing at Damang is provided by a single plant. The following table sets forth year commissioned, processing techniques and processing capacity per month, as well as average tonnes milled per month and metallurgical recovery factor during the fiscal year ended June 30, 2003, for the plant:

	Processing Techniques				Average milled for the year ended June 30, 2003	Approximate recovery factor for the year ended June 30, 2003
Plant	Year commissioned	Comminution Phase	Treatment phase	Capacity
Main Plant	1997	Single stage crushing with sag ball milling	CIL	378,000	383,350	90.55%

Capital Expenditure

Gold Fields spent $1.8 million on capital expenditures at the Damang mine in fiscal 2003, primarily on raising the earth walls of the East tailing storage facility and the construction of a haul road to the new Lima pit. Gold Fields has budgeted approximately $1.2 million of capital expenditure at Damang for fiscal 2004, primarily for exploration.

Australia Operation

On November 30, 2001, Gold Fields acquired from WMC Limited and WMC Resources Ltd (collectively, WMC), members of an Australian mining group, WMC’s gold mining operations in Australia, including the St. Ives and Agnew gold mining operations. The consideration for the transaction was $233.1 million, comprising $180.0 million in cash and 12,000,000 Gold Fields ordinary shares valued at $53.1 million. Of the cash amount, a total of $169.6 million was paid on November 30, 2001. The remainder was comprised principally of amounts in respect of transfer taxes and was paid in full by June 2002. Pursuant to the agreement entered into with WMC, Gold Fields was obligated to issue to WMC ordinary shares with a value of $52.0 million based on the trading price of Gold Fields’ ADSs, subject to a minimum of 12,000,000 ordinary shares being issued. The higher value of $53.1 million assigned to the ordinary shares by Gold Fields is due to the method of determining that value under U.S. GAAP. On November 30, 2001, Gold Fields issued 12,000,000 ordinary shares to WMC. The market value of those ordinary shares, based on the closing price of Gold Fields’ ADSs of $4.60 on November 29, 2001, was $55.2 million.

In addition, Gold Fields agreed to pay to WMC a royalty based on future gold production at St. Ives and Agnew, calculated according to the following criteria:

•	4% of the net smelter return of the gold production of St. Ives for each quarter to the extent that cumulative production of gold from November 30, 2001 exceeds 3.3 million ounces, subject to the spot price of gold exceeding A$400 per ounce;

•	4% of the net smelter return of the gold production of Agnew for each quarter to the extent that cumulative production of gold from November 30, 2001 exceeds 0.8 million ounces, subject to the spot price of gold exceeding A$400 per ounce; and

•	10% of the difference between the spot gold price and A$600 per ounce of gold in respect of all gold produced from St. Ives and Agnew each quarter after November 30, 2001, subject to the spot price of gold exceeding A$600 per ounce.

The royalties are payable in cash, quarterly in arrears. To date, no royalty payments have been required to be paid by Gold Fields under this agreement. On June 26, 2002, WMC agreed to give up its right to receive royalties from the Agnew operation in exchange for a payment of A$3.6 million ($2.0 million at an exchange rate of A$1.80 to $1.00), which was paid on July 11, 2002.

The 12,000,000 Gold Fields ordinary shares for the purchase were issued pursuant to the general authority granted to Gold Fields’ directors by the shareholders at the October 31, 2001 annual general meeting of shareholders. On November 30, 2001, Gold Fields utilized the full amount of $160.0 million available under a term loan facility and $5.0 million of a $90.0 million revolving credit facility to fund the acquisition. See “Operating and Financial Review and Prospects—Liquidity and Capital Resources—Credit facilities.”

St. Ives

Introduction

St. Ives is located 80 kilometers south of Kalgoorlie and 20 kilometers south of Kambalda, straddling Lake Lefroy in Western Australia. It holds mining leases covering a total area of approximately 214,500 hectares. St. Ives is both a surface and underground operation, with a number of open pits, two operating underground mines, and two underground mines in development and two metallurgical plants. In fiscal 2003, St. Ives produced 0.513 million ounces of gold. St. Ives had a work force of approximately 950 employees as of June 30, 2003, approximately 665 of whom were employed by outside contractors.

Gold production takes place over an extensive area at St. Ives, although it is mainly concentrated in a 30 kilometer corridor extending south-southeast from Kambalda across Lake Lefroy.

History

Gold mining began in the St. Ives area in 1897, with WMC commencing gold mining operations at St. Ives in 1980.

Geology

The gold deposits of St. Ives are located at the southern end of the Norseman-Wiluna greenstone belt of the Eastern Goldfields Province. In the St. Ives area the belt consists of Kalgoorlie Group volcanic rocks, Black Flag group felsic volcanic rocks and sediments and a variety of intrusive and overlying post-tectonic sediments. The area is structurally complex, with host rocks highly metamorphosed to upper greenschist and lower amphibolite facies. Gold mineralization discovered to date is best developed in the mafic dominated parts of the sequence, hosted in minor structures including vein arrays, breccia zones and central, quartz rich and mylonitic parts of shear zones. Deposit styles and ore controls are varied, but deposits are commonly associated with subsidiary structures which splay off the regionally extensive Boulder-Lefroy Fault.

Mining

St. Ives is engaged in underground mining and in both open pit and production stockpile surface mining, and is thus subject to all of the underground and surface mining risks discussed in the Risk Factors section. Seismicity at the Junction mine is the primary safety risk, which is addressed through the use of backfilling and by mining different parts of the orebody in controlled steps to improve stability, which is called stope sequencing. The safety record at St. Ives during fiscal 2003, in terms of lost time injury frequency rate, was better than the Australian industry average for the same period. No fatalities were recorded in fiscal 2002, 2003 or, to date, in fiscal 2004.

St. Ives sources production from a variety of underground and surface operations, and has a heap leach operation which treats low and marginal grade ore. The principal production sources in fiscal 2003 included the Junction underground mine, the Argo open pit mine and the Minotuar and Agamemnon open pit mines within the Greater Revenge Area. Gold Fields expects the principal production sources in fiscal 2004 to include the Junction underground mine, the Argo underground mine, the Leviathan underground complex, the Argo open pit mine and the Agamemnon and Mars open pit mines within the Greater Revenge Area. As many of the operations at St. Ives involve mining deposits on or under Lake Lefroy (which is a shallow salt lake), extracting ore requires construction of berms and other earthworks to prevent water intrusion. Open pit operations use 180 to 250 tonne excavators loading 150 tonne trucks. Waste dumps are formed adjacent to the pits.

Most underground mining labor at the Junction mine is currently provided by a contractor, Carlowen Pty Ltd, which trades as GBF Underground Mining, or GBF. Pursuant to a contract between GBF and WMC Resources Ltd commencing on August 7, 1999, GBF provides employees, supplies and equipment for development and underground mining at the Junction mine, including underground excavation, drilling, blasting, and waste strippage, as well as the haulage of the material produced from the mining activities, including both ore and waste. GBF receives fees under the contract which depend on the type of service being performed and the equipment being used, with adjustments for performance. Under the terms of the contract, GBF is liable for, among other things, any liabilities or loss resulting from performance or non-performance of the contract, including liabilities or loss caused by any subcontractor it hires. GBF is not liable for liabilities or loss that are the result of the sole negligence of or a breach of a statutory duty of the mine owner.

GBF is required to ensure that it and any subcontractors have adequate insurance. The rights of WMC Resources Ltd under the contract have been assigned to St. Ives Gold Mining Company Pty Ltd and the expiration date of the contract with GBF has been extended from August 7, 2002 to August 7, 2004. GBF is also the mining contractor for the Argo underground mine pursuant to a contract which has substantially similar terms. This contract with GBF for the Argo mine is expected to be completed in July 2005. GBF is also the mining contractor at the Leviathan underground complex pursuant to a contract which also has substantially similar terms and is expected to be completed in November 2005.

Leighton Contractors Pty Limited, or Leighton, performs the surface mining at St. Ives. Pursuant to a contract between Leighton and St. Ives commencing on April 1, 2002, Leighton provides employees, supplies and equipment for mining ore, minerals and waste at the St. Ives operation. Under the terms of the contract, Leighton is liable for claims arising from its performance or non-performance or any loss, damage, injury or death related to the presence of its employees on the sites. Leighton is not liable for claims or loss due to the mine owner’s negligence. Leighton is required to ensure that it and any subcontractors have adequate insurance. Leighton also has a risk sharing arrangement with St. Ives where they agree to work together to minimize costs and share any resulting cost savings or overruns. The contract was initially expected to be completed in February 2004. Gold Fields is currently negotiating an extension of the contract until January 30, 2005.

Junction Underground Mine. The Junction mine currently uses a combination of uphole open stoping and uphole bench and fill mining methods, with the mix depending on development and production needs. Backfilling using a slurry consisting of tailings and cement, a specifically designed dynamic ground support system as well as stope sequencing, are used to address seismicity issues. Access to the orebody is through a decline tunnel which accommodates workers, materials and equipment. The maximum depth at present is approximately 700 meters. Gold Fields currently plans to reduce reliance on the Junction mine as a source of high grade ores.

Argo Open Pit and Underground Mine. Argo has had an open pit operation since 1994. After a dormant period, WMC began open pit mining there again in 2000. Gold Fields expects the open pit to cease production by the end of 2003 at a final depth of 130 meters. Development of the Argo underground reserves commenced in fiscal 2003 in line with Gold Fields’ strategy to reduce reliance on the Junction mine as a source of high grade ore. Stoping activities at the Argo mine commenced in November 2003.

Greater Revenge Area. Mining at the Greater Revenge Area commenced in 1989. Mining operations at the Greater Revenge Area during fiscal 2003 consisted of the Agamemnon, Minotaur and Mars open pit mines, which are located under Lake Lefroy. The mines apply typical open pit and lake sediment mining methods.

Leviathan Complex. The Sirius underground operation, the first of three underground operations scheduled within the Leviathan complex, commenced operations during fiscal 2003. The two remaining underground operations (East Repulse and Conqueror) are scheduled to commence stoping operations in fiscal 2004. The East Repulse access is currently being developed. In addition, Gold Fields is continuing to explore opportunities for further extensions of mining operations within the Leviathan complex.

During fiscal 2003, the mining strategy underwent changes at St. Ives as higher tonnage volumes were required from surface sources to offset mining problems in the Junction underground mine and the Minotaur open pit mine. One of the year’s main challenges was the ongoing seismicity at Junction underground mine which affected mining sequences and required a revised configuration and support plan.

The St. Ives optimization study, which had been exploring long-term processing and mining strategies, was completed during the second quarter of fiscal 2004 with the completion of a feasibility study. On November 20, 2003, Gold Fields announced plans to construct a new 4.5 million tonne per annum mill at an estimated cost of A$125.0 million. Gold Fields expects to complete construction by the first quarter of 2005.

The St. Ives operation has access to the local electricity supplier and water, rail and road infrastructure, and needed supplies are trucked in from Kalgoorlie.

Detailed below are the operating and production results at St. Ives for the years ended December 31, 2000, the six-month period ended June 30, 2001, the seven-month period ended June 30, 2002 and fiscal 2003.

	December 31, 2000	Six month period ended June 30, 2001	Seven month period ended June 30, December 31, June 30, 2002(1)	Fiscal 2003
Production
Tonnes (‘000)	3,365	2,350	3,398	5,486
Recovered grade (g/t)	3.8	3	3.1	2.9
Gold produced (‘000 oz)	405	233	341	513
Results of operations ($ million)
Total production costs	85.4	47.6	75.3	151.3
Total cash costs	53.5	27.6	56.3	101.5
Cash profit	58.5	33.5	47.3	74.7
Cost per ounce of gold ($)
Total production costs	211	204	221	295
Total cash costs	132	119	165	198

Notes:

(1)

Financial data for the seven-month period ended June 30, 2002 and the fiscal year ended June 30, 2003 are based on Gold Fields’ audited financial statements for the period ended June 30, 2002 and 2003, respectively, which have been prepared in accordance with the U.S. GAAP and are not comparable with financial data based on the audited annual financial statements for St. Ives and Agnew, referred to together as the Gold Business Unit, for the year ended December 31, 2000 and the six-month period ended June 30, 2001, which have been prepared in accordance with Australian GAAP and reconciled to U.S. GAAP.

(2)	For purposes of allocating production costs between St. Ives and Agnew, the consideration paid for the Australian operations in excess of the book value of the underlying net assets was allocated pro rata to the value of the underlying assets.

In fiscal 2003, tonnage processed, ounces of gold produced and total cash costs per ounce of gold were 5.486 million ounces, 0.513 million ounces and $198, respectively. Gold production was slightly below management expectations primarily as a result of seismicity at the Junction underground mine. Open pit operations volumes were increased to reduce the potential impact of the Junction underground issues. On a simplistic basis, and assuming that no additional reserves are identified at St. Ives, at an annualized production level based on actual production during fiscal 2003, St. Ives’ June 30, 2003 proven and probable reserves of 2.98 million ounces of gold will be sufficient to maintain production through approximately fiscal 2009. However, because St. Ives’ operations consist of several different underground and open pit mines that are at various stages of maturity, it is expected that production at some operations will decrease earlier than at others. In addition, as discussed in the Risk Factors section, any future changes to the assumptions on which the reserves are based, as well as any unforeseen events affecting production levels, could have a material effect on the expected period of future operations.

Processing

The table below sets forth year commissioned, processing techniques and processing capacity per month, as well as average tonnes milled per month and metallurgical recovery factors during fiscal 2003, for each of the plants at St. Ives. The Heap Leach Plant operation treats low and marginal grade ore from St. Ives, with crushing and stacking conducted by a contractor, Henry Walker Eltin Pty Ltd, or Henry Walker Eltin.

	Processing Techniques				Average milled for the year ended June 30, 2003	Approximate recovery factor for the year ended June 30, 2003
Plant	Year commissioned	Comminution Phase	Treatment phase	Capacity
Main Plant	1988	Single stage crushing and SAG milling	CIP treatment with electrowinning	258,000	264,500	95.40%
Heap Leach Plant(1)	2000	Multiple stage crushing and screening process	Carbon absorption	167,000	178,500	63.10%

Note:

(1)	Heap leach recoveries are the result of an extended solution application process with full recovery requiring several leach cycles. Full recovery of all recoverable gold (about 84% of the contained gold) for current ores is only achieved over several years. Thus, recoveries must be considered in terms of recovery as time progresses, or a “progressive” recovery. Over time, Gold Fields expects the plant to achieve progressive recovery factors of around 84% of contained gold, equivalent to full recovery of all recoverable gold.

During fiscal 2003, St. Ives had arrangements with two nearby mining operations under which those mines’ extra processing capacity was used for processing ore mined at St. Ives. During fiscal 2003, 170,348 tonnes of ore were processed on a toll basis by these nearby mining operations. Gold Fields produced 10,616 ounces of gold from this source in fiscal 2003. These arrangements will remain in effect until the third quarter of fiscal 2004 unless extended by the parties.

Capital Expenditure

Gold Fields spent A$93.3 million on capital expenditures at St. Ives in fiscal 2003, primarily on pit and underground development and reserve expansion, particularly at Argo, and on exploration. Gold Fields has budgeted approximately A$127.6 million for capital expenditure at St. Ives for fiscal 2004, principally for exploration, the construction of a new metallurgical processing plant and continuing underground development at the Argo mine and the Leviathan complex. In addition, on November 20, 2003, Gold Fields announced plans to construct a new 4.5 million tonne per annum mill at an estimated cost of A$125.0 million.

Agnew

Introduction

Agnew is located 25 kilometers southwest of Leinster, approximately 375 kilometers north of Kalgoorlie in Western Australia. It holds mining leases covering a total area of approximately 11,200 hectares. Agnew is both a surface production stockpile and an underground operation, with one open pit stockpile, two underground mines and one metallurgical plant. In fiscal 2003, it produced 0.144 million ounces of gold. Agnew had a workforce of approximately 250 employees as of June 30, 2003, approximately 150 of whom were employed by outside contractors.

History

Gold was discovered at Agnew in 1895, with gold being produced there since then. WMC acquired the operation in the early 1980s and commenced open pit mining operations in 1987.

Geology

The Agnew deposits are located within the northwest portion of the Norseman-Wiluna greenstone belt of the Achaean Eastern Goldfields province. In the Agnew area the greenstone belt is comprised of an older sequence of ultramafic flows, gabbros, basalts, felsic volcanics and related sedimentary rocks. The rocks are folded about the large, moderately north plunging Lawlers Anticline. The Agnew deposits are located on the western limb of this anticline, and major deposits discovered to date lie at or near, the sheared contact with the overlying sequence of sedimentary rocks. The anticline is cut by north-northeast trending faults such as the Waroonga and East Murchison Unit shear zones.

Mining

Agnew is engaged in underground mining and production stockpile surface mining and is thus subject to all of the underground and stockpile mining risks discussed in the Risk Factors section. The primary safety risk at Agnew is falls of ground at the underground operations, which is addressed through the use of ground support. The safety record at Agnew during fiscal 2003, in terms of lost injury time frequency rate, was better than the Australian industry average for the same period. There were no fatalities at Agnew in fiscal 2002, 2003 or, to date, in fiscal 2004.

Agnew was constrained by a shortage of ore sources during fiscal 2003 caused by a poor grade performance in the Waroonga open pit and the decline in economic ores in the Crusader underground mine. The Waroonga open pit was closed during the third quarter of fiscal 2003 following an expected depletion of economic ores and complications associated with pit wall instability. Following a decline in the Crusader mine, operations at that mine were shifted to the adjacent Deliverer lode. The performance of this complex remained erratic due to the high degree of variability in grade and thickness of ore zones. Gold Fields expects operations there to cease by the end of fiscal 2004. The Kim underground mine, which was commissioned in fiscal 2003, achieved sustainable levels of production by the end of fiscal 2003.

Most underground mining labor at the Crusader/Deliverer and Kim underground mines is currently provided by Byrnecut. Byrnecut provides employees, supplies and equipment for underground mining activities including drilling, blasting and haulage of the material produced from the mining activities, including both ore and waste. Byrnecut receives fees under the contracts which depend on the type of service being performed and the equipment being used, with adjustments for performance. Under the terms of the agreement, Byrnecut is liable for claims arising from its performance or non-performance or any loss, damage, injury or death related to the presence of its employees on the sites. Byrnecut is not liable for claims or loss due to the mine owner’s negligence. Byrnecut is required to ensure that it and any subcontractors have adequate insurance. The agreement provides that major work at the mines is to be completed by May 23, 2006.

Waroonga Complex. The Waroonga Complex currently includes the Kim underground mine and the Main Lode deposit. The Waroonga open pit mine was completed and operations ceased in the third quarter of fiscal 2003. Development of the Kim underground mine, to access an orebody below the Waroonga open pit, continued during fiscal 2003 with primary ore production activities commencing in the second half of the year. The mine currently uses uphole open stoping methods with access to the orebody through a decline tunnel which accommodates workers, materials and equipment. All mining is currently conducted by Byrnecut. During April 2003, production was halted for three weeks when a fall of ground occurred which interfered with access to the portal leading underground. Ore production is expected to achieve full sustainable levels in the first half of fiscal 2004. Feasibility studies for the adjacent Main Lode underground deposit are expected to be completed during the third quarter of fiscal 2004.

Crusader/Deliverer Underground Mine. The Crusader deposit was discovered in 1987, with mining commencing in 1989, initially via an open pit mine. Access to the mine is from a portal near the bottom of the old Crusader open pit mine which leads to a decline. The Deliverer deposit is adjacent to Crusader and is mined concurrently via the same decline access from the surface. Mining methods employed include Jumbo cut and mullock fill, uphole open stoping and uphole bench and fill mining methods and are varied to accommodate changes in geotechnical conditions and orebody geometry. All mining and access activities are conducted by Byrnecut. Gold Fields expects economic reserves to be depleted and mining operations at Crusader to have ceased by the end of fiscal 2004. Exploration and development works are currently being undertaken at several other deposits to provide alternative sources of production. For example, a feasibility study for the Songvang deposit, a proposed mine located 8 miles south of the Crusader mine, is expected to be completed during the first half of fiscal 2004.

Agnew has access to the local electricity supplier and road infrastructure. Water is supplied from local wells, and needed supplies are generally trucked in from Kalgoorlie.

Detailed below are the operating and production results at Agnew for the year ended December 31, 2000, the six-month period ended June 30, 2001, the seven-month period ended June 30, 2002 and fiscal 2003.

	December 31, 2000	Six month period ended June 30, 2001	Seven month period ended June 30, December 31, June 30, 2002(1)	Fiscal 2003
Production
Tonnes (‘000)	1,048	515	682	1,268
Recovered grade (g/t)	6.2	6	3.8	3.5
Gold produced (‘000 oz)	212	97	83	144
Results of operations ($ million)
Total production costs	42.5	19.6	29	56.9
Total cash costs	34.1	15.5	18	31.5
Cash profit	24.7	9.9	7	17.8
Cost per ounce of gold ($)
Total production costs	201	202	351	396
Total cash costs	161	159	218	219

Notes:

(1)	Financial data for the seven-month period ended June 30, 2002 and the fiscal year ended June 30, 2003 are based on Gold Fields’ audited financial statements for the years ended June 30, 2002, and 2003, respectively which have been prepared in accordance with U.S. GAAP and are not comparable with financial data based on the audited annual financial statements for St. Ives and Agnew, referred to together as the Gold Business Unit, for the year ended December 31, 2000 and the six-month period ended June 30, 2001, which have been prepared in accordance with Australian GAAP and reconciled to U.S. GAAP.

(2)	For purposes of allocating production costs between St. Ives and Agnew, the consideration paid for the Australian operations in excess of the book value of the underlying net assets was allocated pro rata to the value of the underlying assets.

In fiscal 2003, tonnage processed and ounces of gold produced were 1.268 million and 0.144 million ounces, respectively. Gold production was well below management expectations due to an inability to add sufficient economic material to reserves at the Crusader/Deliverer underground mine to sustain full scale production throughout the period. In addition, grades from the Waroonga open pit mine were below expectations prior to its closure. On a simplistic basis, and assuming that no additional reserves are identified at Agnew, at an annualized production level based on actual production during fiscal 2003, Agnew’s June 30, 2003 proven and probable reserves of 0.5 million ounces of gold will be sufficient to maintain production through approximately fiscal 2007. However, because Agnew’s operations consist of several different underground mines that are at various stages of maturity, it is expected that some operations will decrease production earlier than others. In addition, as discussed in the Risk Factors section, any future changes to the assumptions on which the reserves are based, as well as any unforeseen events affecting production levels, could have a material effect on the expected period of future operations. In addition, as discussed in the Risk Factors section, any future changes to the assumptions on which reserves are based, as well as any unforeseen events affecting production levels, could have a material effect on the expected period of future operations.

Processing

All processing at Agnew is provided by a single plant. The following table sets forth year commissioned, processing techniques and processing capacity per month, as well as average tonnes milled per month and metallurgical recovery factor during the fiscal year ended June 30, 2003 for the plant:

	Processing Techniques				Average milled for the year ended June 30, 2003	Approximate recovery factor for the year ended June 30, 2003
Plant	Year commissioned	Comminution Phase	Treatment phase	Capacity
Main Plant	1986	SAG milling	CIP treatment	96,000	105,500	90.70%

Capital Expenditure

Gold Fields spent A$32.2 million on capital expenditures at Agnew in fiscal 2003, primarily on underground development at Waroonga and Crusader and on exploration. Gold Fields has budgeted approximately A$22.5 million for capital expenditure at Agnew for fiscal 2004, principally for underground development at Waroonga and for exploration.

Exploration

Gold Fields holds a diverse portfolio of active gold and platinum group metal exploration projects and assets in Africa, Europe, North America, South America and Australasia, which are primarily held through project companies incorporated in the jurisdiction where the exploration projects or assets are located. In addition, Gold Fields has in place a number of exploration projects in connection with mineral rights it holds which are adjacent to its active mining operations in South Africa, Ghana and Australia. Gold Fields’ exploration program is headquartered in Denver, Colorado, which also acts as the regional office for North and Central America, with regional offices also in Oxford, England (responsible for Europe and Africa), Perth, Australia (responsible for Australasia), Santiago, Chile (responsible for South America) and Moscow, the Russian Federation (responsible for the Russian Federation). Gold Fields’ exploration team includes 14 geologists, along with support staff. Gold Fields directs exploration activities at sites adjacent to its South African, Ghanaian and Australian operations from its offices in Johannesburg, Oxford and Perth, respectively, with logistical support from the mining operations.

Gold Fields’ exploration strategy is based on a balanced approach to projects, which permits it to consider a project at any stage of development, from greenfield projects through the feasibility study phase. Gold Fields focuses its exploration activities on finding quality mineral assets with potential for low-cost extraction of gold or platinum group metals. When determining whether it will proceed with a project, Gold Fields weighs a variety of cost factors, including the cost of acquiring the project, expected cash operating costs, costs of capital and overhead costs, against the likely returns for the project and the project’s strategic importance in terms of geographic diversification and production profiles. With respect to exploration projects which are adjacent to Gold Fields’ existing mining operations, Gold Fields also considers possible operating synergies which can be realized, for example, by sharing processing plants and other infrastructure.

Gold Fields has also expanded its exploration activities in countries and regions where it has more limited experience by means of equity investments in, and strategic alliances with, junior mining partners that are already operating in the relevant region with the requisite mining permits and approvals. Gold Fields has applied this strategy to exploration projects in Canada, Ecuador, Tanzania, Burkina Faso, China and Bulgaria, among others.

Generally, Gold Fields budgets to spend up to $10 per ounce of gold it produces on exploration, provided the opportunities offered warrant such expenditure. At current gold prices, the universe of gold prospects that may offer positive returns is limited and exploration efforts are carefully selected with strict economic criteria in mind.

In order to be considered by Gold Fields, an exploration project must have the potential to meet the majority of certain minimum target criteria, which Gold Fields refers to as the “Rule of Twos”. The Rule of Twos criteria require that a project has potential for a minimum of 2 million ounces of reserves, production rates of greater than 200,000 ounces per year, cash cost of production of less than half the commodity price and a double digit rate of return. If these criteria are met and the project fits within Gold Fields’ strategic development goals and is not located in a region which Gold Fields considers high-risk, Gold Fields will consider taking on the project.

Gold Fields’ goal in its search for quality assets is to be in the lowest quartile of breakeven cost defined as the sum of acquisition costs, total cash operating costs, capital costs and general and administrative costs.

Gold Fields divides the different phases of a project’s development into what it refers to as the “resource triangle.” The resource triangle provides for the progression of an exploration project in five steps: (1) greenfield exploration, (2) initial drilling, (3) resource definition, (4) pre-feasibility studies and (5) a feasibility study. Each regional exploration office typically targets one greenfield exploration project, along with various other projects at varying stages of development. Once a project reaches the feasibility stage, a team evaluates the project with feedback regarding the project’s strategic implications from Gold Fields’ corporate development office.

Gold Fields’ Exploration Projects

The table below provides a breakdown of the number of projects in Gold Fields’ four exploration regions for each of the five phases of the resource triangle as at September 30, 2003. The table does not include exploration projects on sites adjacent to Gold Fields’ existing operations in South Africa, Ghana or Australia.

	North and central America	Europe and Africa	Australasia	South America
Phase
Feasibility	—	1	—	—
Pre-feasibility	—	1	—	—
Resource definition	1	2	2	—
Initial drilling	—	2	2	2
Greenfield	1	1	1	2

Gold Fields spent $29.6 million on exploration projects not adjacent to its mining operations in fiscal 2003. Gold Fields’ total exploration budget for projects not adjacent to its mining operations for fiscal 2004 is approximately $40.0 million. In addition, Gold Fields spent $30.0 million on exploration at sites adjacent to its existing mining operations in fiscal 2003 and has budgeted approximately $30.0 million for fiscal 2004.

On July 10, 2002, Gold Fields announced that it had granted Mvelaphanda Resources Limited participation rights of up to 15% in Gold Fields’ precious metals exploration projects in Africa, after March 1, 2002. See “Major Shareholders and Related Party Transactions.”

Arctic Platinum Partnership

Currently, Gold Fields has one exploration project, referred to as the Arctic Platinum Partnership, or APP, which is at an advanced stage of development. APP is located near the city of Rovaniemi in northern Finland. APP was set up in 2000 as a joint venture to develop potential platinum group metal deposits through open pit and underground operations. Gold Fields held 51% of APP during fiscal 2003, with the remainder held by Outokumpu Oyj, a Finnish industrial conglomerate with over 50 years’ experience designing and supplying technology for the mining and metallurgical industries. On September 11, 2003, Gold Fields exercised its pre-emptive right to acquire Outokumpu’s 49% stake in

APP, for consideration of $31 million comprising $23 million in cash and Gold Fields ordinary shares worth $8 million. APP is currently at an advanced stage of assessing two potential open pit deposits called Konttijarvi and Ahmavaara, which are referred to as the Suhanko Project, and is also performing a pre-feasibility study on other deposits known as the SK Reef deposits. APP has received a limited mining lease for the Suhanko Project mine development, which is effective until May 2004. Gold Fields expects to apply to extend the limited mining license beyond this date and convert to a full mining license at the Suhanko Project in 2004. Gold Fields has submitted a preliminary Environmental Impact Assessment Report to local environmental authorities and has applied for an environmental permit. As of June 30, 2003, approximately 180,600 meters of drilling had been completed. The Konttijarvi, Ahmavaara and SK Reef deposits are found in the Konttijarvi-Suhanko Intrusion, which forms part of the Portimo mafic layered complex situated in northern Finland. APP is currently undertaking a feasibility study to determine the economic viability of the Suhanko Project which is expected to be completed during 2004. APP expects to complete the feasibility study for the Suhanko project in 2004.

Recent Developments

Cerro Corona Project

On December 17, 2003, Gold Fields, through its subsidiary, Gold Fields Corona (BVI) Limited, entered into a share purchase agreement with certain members of the Gubbins family to acquire a 92% interest in Sociedad Minera La Cima S.A., which owns the Cerro Corona Project, a gold and copper deposit, and other mining properties in Cajamarca, Peru. A feasibility study of the Cerro Corona Project was completed in August 2003.

Completion of the transaction is subject to certain conditions precedent, including obtaining certain surface rights, approval of an environmental impact assessment plan and the granting of construction permits.

Mvelaphanda Deal

On November 26, 2003, Gold Fields and Mvela Resources issued a detailed joint cautionary announcement to shareholders describing the terms of an agreement in principle for a broad-based black economic empowerment consortium, led by Mvela Resources, to acquire a 15% beneficial interest in the South African gold mining assets of Gold Fields for consideration of R4.139 billion to be paid on completion of the transaction. An initial joint cautionary announcement regarding the proposed transaction was released on June 10, 2003.

The transaction relates to Gold Fields’ current South African gold mining assets, which include the Driefontein, Kloof and Beatrix mines and ancillary assets and operations. Detailed life of mine valuations have shown that the assets represented approximately 70% of Gold Fields’ total value measured at the time of the initial joint cautionary announcement. As such, the purchase consideration of the empowerment interest has been determined with reference to this percentage of Gold Fields’ market capitalization, based on the weighted average traded price of shares in Gold Fields over the 30 business days prior to June 10. The terms of the proposed transaction provide that the South African gold mining assets in which Mvela Resources will acquire a 15% beneficial interest will initially be acquired by a newly-created wholly-owned subsidiary of Gold Fields, GFI Mining South Africa Limited, or GFI-SA, pursuant to a Reorganisation Agreement among GFI-SA, Gold Fields, GFL Mining Services Limited and Gold Fields’ South African subsidiaries. A wholly-owned subsidiary of Mvela Resources, known as Mvela Gold, will lend to GFI-SA R4.139 billion which will be applied toward funding GFI-SA’s acquisition of the assets. Mvela Gold expects to finance the loan, referred to as the GFI-SA Loan, through (i) a R1.349 billion loan arranged and underwritten by several commercial banks, (ii) a R1.100 billion mezzanine finance loan, and (iii) an approximately R1.690 billion equity capital raising by Mvela Resources. The mezzanine finance loan will be provided by a special purpose entity, or SPV, and will be funded in part by Gold Fields’ subscription of R200.0 million of redeemable preference shares in the SPV. Gold Fields will acquire an interest in the SPV in proportion to the mezzanine finance it provides. In addition, Gold Fields will subscribe for R100.0 million of equity in Mvela Resources as part of the equity capital raising.

Gold Fields and certain of its subsidiaries will guarantee the obligations of GFI-SA under the GFI-SA Loan. The GFI-SA Loan will have a term of five years, will bear interest at a rate to be agreed by the parties and will be guaranteed by Gold Fields, Gold Fields Australia Pty Limited and Gold Fields Guernsey Limited. GFI-SA may elect to repay the loan (together with the present value of the then outstanding interest payment obligations) earlier at any time starting 12 months after the GFI-SA Loan is advanced. The GFI-SA Loan will also become immediately due and payable upon the occurrence of an event of default by GFI-SA or Gold Fields. The period during which the loan is outstanding is referred to as the “Lock-in Period.” Mvela Gold will undertake to subscribe for 15% of GFI-SA’s share capital, or the GFI-SA Shares, at the end of the Lock-in Period for a subscription price of R4.139 billion. Mvela Resources has undertaken that Mvela Gold will not dispose of its interest in GFI-SA during the Lock-in Period. Pursuant to a Subscription and Share Exchange Agreement between Gold Fields, GFI-SA and Mvela Gold, for a period of one year following the expiry of the Lock-in Period, either Gold Fields or Mvela Gold will be entitled to require the exchange of the GFI-SA Shares for ordinary shares of Gold Fields of an equivalent value, as agreed by the parties or, in the absence of such agreement, by an independent third party.

Until the end of the Lock-in Period, and thereafter for as long as Mvela Gold holds at least 10% of the issued share capital of GFI-SA, Mvela Gold will be entitled to nominate two candidates out of a maximum of seven to be elected to the board of directors of GFI-SA, and will also be entitled to appoint two members of each of GFI-SA’s Operations Committee and Transformation Committee, the latter of which will be established to monitor compliance with the requirements of the Mining Charter under the New Minerals Act. See “—Regulatory Matters—South Africa—Mineral Rights.” Gold Fields and Mvela Gold intend to use GFI-SA as the exclusive vehicle for all South African gold mining and gold exploration activities available to the companies for as long as Mvela Gold holds at least 10% of the issued share capital of GFI-SA. Subject to certain exceptions, the prior consent of Mvela Gold will be required for any material intra-group or other related party transactions entered into by GFI-SA. In addition, until Mvela Gold subscribes for the GFI-SA Shares, the prior consent of Mvela Resources will be required for the disposal by GFI-SA of all or substantially all of its business or any of its material assets. If Gold Fields or GFI-SA wishes to increase the interest of black-empowerment entities in GFI-SA or in any other business or assets of Gold Fields, other than pursuant to an employee share incentive scheme, Gold Fields will be required to first offer to Mvela Gold the opportunity to increase its interest in GFI-SA.

The transaction is subject to certain conditions being met, including approval of the transaction by the shareholders of both Gold Fields and Mvela Resources, the raising of the necessary financing by Mvela Resources and approval of the transaction by certain South African regulatory authorities, including the JSE and the SARB.

Trading history of Harmony shares and Gold Fields shares on the JSE	ANNEXURE V

Harmony

The highest and lowest prices as well as the volumes at which the Harmony shares traded on the JSE for each quarter commencing on 01 October 2001 and ending on 30 September 2003, for each month from 01 October 2003 to 31 August 2004 and for each day from 15 September 2004 to the last practicable date, are set out below.

	High (Rand)	Low (Rand)	Volume (shares)
Quarterly
Quarter 1	99.0	48.0	38,280,991
Quarter 2	133.6	70.0	59,093,052
Quarter 3	187.3	110.0	86,643,890
Quarter 4	181.5	103.5	77,817,211

Quarter 1	165.2	115.5	61,230,817
Quarter 2	156.2	86.5	64,321,422
Quarter 3	117.5	71.0	93,413,247
Quarter 4	118.0	83.7	98,163,583

Monthly
October	108.0	92.0	27,546,890
November	98.7	83.0	32,874,974
December	96.0	80.5	26,990,584
January	103.0	90.5	23,583,632
February	93.5	80.0	27,539,758
March	86.2	77.0	130,168,817
April	86.6	69.1	35,656,884
May	78.0	68.1	25,136,619
June	77.5	64.0	23,916,844
July	67.3	54.5	41,810,930
August	86.0	63.5	38,790,134

Daily
15 September	84.3	81.5	1,565,786
16 September	83.0	81.0	743,447
17 September	84.0	81.9	848,808
20 September	83.0	81.1	287,295
21 September	85.0	81.5	1,053,957
22 September	87.5	84.5	1,205,344
23 September	88.6	85.4	1,943,495
27 September	84.5	81.5	1,145,281
28 September	84.8	81.6	1,414,614
29 September	87.0	82.5	978,643
30 September	88.5	85.0	876,565
01 October	89.5	86.0	860,972
04 October	86.5	85.5	6,913
05 October	87.0	84.0	1,245,829
06 October	89.3	86.6	979,404
07 October	93.3	89.0	600,501
08 October	93.0	88.0	1,223,559
11 October	92.5	89.1	532,856
12 October	90.0	86.0	801,058
13 October	88.0	84.6	867,489
14 October	89.3	83.6	683,091

Gold Fields

The highest and lowest prices as well as the volumes at which the Gold Fields shares traded on the JSE for each quarter commencing on 01 October 2001 and ending on 30 September 2003, for each month from 01 October 2003 to 31 August 2004 and for each day from 15 September 2004 to the last practicable date, are set out below.

	High (Rand)	Low (Rand)	Volume (shares)
Quarterly
Quarter 1	66.5	39.9	85,699,094.0
Quarter 2	124.4	54.1	115,875,062.0
Quarter 3	171.5	101.0	148,165,715.0
Quarter 4	155.1	94.0	131,672,367.0

Quarter 1	134.0	95.0	109,968,510.0
Quarter 2	131.5	74.0	83,584,911.0
Quarter 3	103.5	68.5	89,773,710.0
Quarter 4	113.3	82.0	94,299,179.0

Monthly
October	109.8	92.2	23,286,631
November	105.8	93.0	14,756,172
December	109.5	93.0	22,177,034
January	122.6	104.5	16,693,411
February	115.0	97.5	16,217,951
March	106.4	95.0	17,329,788
April	98.5	75.5	24,578,721
May	82.0	68.5	23,868,702
June	79.5	59.5	27,803,901
July	69.5	58.0	27,305,220
August	86.0	65.0	20,238,413

Daily
15 September	81.0	79.3	827,803
16 September	81.5	79.0	1,427,417
17 September	82.0	80.0	853,156
20 September	81.3	79.5	808,168
21 September	83.5	80.0	2,249,143
22 September	85.2	82.3	2,053,196
23 September	85.0	83.0	1,503,465
27 September	82.5	80.6	727,777
28 September	84.7	81.7	1,403,224
29 September	86.4	83.5	833,834
30 September	88.5	85.0	1,780,588
01 October	89.5	86.8	742,177
04 October	87.5	86.6	4,085
05 October	89.0	86.0	1,667,077
06 October	91.0	87.7	2,676,229
07 October	91.4	89.0	2,328,276
08 October	93.8	90.0	3,400,900
11 October	93.5	90.7	1,041,470
12 October	93.0	90.0	2,620,726
13 October	91.0	87.0	2,627,094
14 October	92.0	89.6	1,284,261

Details of principal immovable properties and principal immovable leased properties	ANNEXURE VI

Blyvooruitzicht 116 IQ Portion 40/1

Blyvooruitzicht 116 IQ Portion 41/1

Blyvooruitzicht 116 IQ Portion 76

Buffelsdoorn 143 IQ Portion re 9/1

Buffelsdoorn 143 IQ Portion 31/7

Buffelsdoorn 143 IQ Portion 32/7

Buffelsdoorn 143 IQ Portion 34/1

Buffelsdoorn 143 IQ Portion 35/1

Buffelsdoorn 143 IQ Portion 39/6

Buffelsdoorn 143 IQ Portion 8/1

Buffelsdoorn 143 IQ Portion re7/1

Buffelsdoorn 143 IQ Portion 37/6

Buffelsdoorn 143 IQ Portion 36/6

Buffelsdoorn 143 IQ Portion 38/6

Buffelsdoorn 143 IQ Portion 40/6

Buffelsdoorn 143 IQ Portion 41/6

Buffelsdoorn 143 IQ Portion 60/9

Buffelsdoorn 143 IQ Portion re1

Buffelsdoorn 143 IQ Portion re78

Buffelsdoorn 143 IQ Portion 91/78

Deelkraal 142 IQ Portion 22/10

Deelkraal 142 IQ Portion 9/1

Deelkraal 142 IQ Portion 51/45

Deelkraal 142 IQ re3

Deelkraal 142 IQ re10/3

Deelkraal 142 IQ Portion 23/3

Deelkraal 142 IQ Portion 11/10

Doornkop 239 IQ Portion 131/1

Doornkop 239 IQ Portion 130/1

Droogeheuvel 251 IQ r.e.

Elandsfontein 346 IQ Portion 40

Gemsbokfontein 290 IQ r.e.5

Gemsbokfontein 290 IQ r.e.6

Jachtfontein 344 IQ Portion 41/12

Kleinfontein 141 IQ Portion re2/1

Kleinfontein 141 IQ Portion 4/2

Kleinfontein 141 IQ Portion 5/2

Kleinfontein 141 IQ Portion 6/2

Luipaardsvlei 243 IQ Portion 56/37

Luipaardsvlei 243 IQ Portion 53/16

Luipaardsvlei 243 IQ Portion 52/16

Luipaardsvlei 243 IQ Portion 49/33

Luipaardsvlei 243 IQ Portion 76/74

Luipaardsvlei 243 IQ Portion 51/16

Luipaardsvlei 243 IQ Portion 59/32

Luipaardsvlei 243 IQ Portion 78/74

Luipaardsvlei 243 IQ Portion 62/50

Luipaardsvlei 243 IQ Portion 75/74

Luipaardsvlei 243 IQ Portion 77/74

Luipaardsvlei 243 IQ r.e.74/6

Luipaardsvlei 243 IQ Portion 48/31

Luipaardsvlei 243 IQ r.e.31/1

Luipaardsvlei 243 IQ Portion 64/47

Luipaardsvlei 243 IQ r.e.16

Luipaardsvlei 243 IQ r.e.7

Luipaardsvlei 243 IQ r.e.8

Luipaardsvlei 243 IQ r.e.10

Luipaardsvlei 243 IQ Portion 13

Luipaardsvlei 243 IQ Portion 14

Luipaardsvlei 243 IQ r.e.2

Luipaardsvlei 243 IQ 61/32

Luipaardsvlei 243 IQ r.e.33/1

Luipaardsvlei 243 IQ r.e.15

Luipaardsvlei 243 IQ r.e.47/1

Luipaardsvlei 243 IQ Portion 29/2

Luipaardsvlei 243 IQ r.e.6

Luipaardsvlei 243 IQ r.e.32/1

Luipaardsvlei 243 IQ r.e.38

Luipaardsvlei 243 IQ Portion 41/36

Luipaardsvlei 243 IQ Portion 42/36

Luipaardsvlei 243 IQ Portion 43/36

Luipaardsvlei 243 IQ Portion 45/36

Luipaardsvlei 243 IQ Portion 82/79

Luipaardsvlei 243 IQ Portion 85/79

Luipaardsvlei 243 IQ Portion 86/79

Luipaardsvlei 243 IQ Portion 88/79

Luipaardsvlei 243 IQ Portion 126

Luipaardsvlei 243 IQ Portion 134

Luipaardsvlei 243 IQ Portion 58/32

Luipaardsvlei 243 IQ * r.e.

Luipaardsvlei 243 IQ * Portion 11

Luipaardsvlei 243 IQ * Portion 11

Luipaardsvlei 243 IQ * Portion 4

Luipaardsvlei 243 IQ * Portion 3

Luipaardsvlei 243 IQ * Portion 4

Luipaardsvlei 243 IQ * Portion 4

Luipaardsvlei 243 IQ * Portion 27/12

Luipaardsvlei 243 IQ * Portion 26/12

Luipaardsvlei 243 IQ * Portion 26/12

Luipaardsvlei 243 IQ * Portion 27/12

Middelvlei 255 IQ r.e.1

Middelvlei 255 IQ Portion 33/1

Middelvlei 255 IQ Portion 35/1

Middelvlei 255 IQ Portion 37/1

Modderfontein 345 IQ Portion 24

Panvlakte 291 IQ * r.e.

Randfontein 247 IQ r.e.

Randfontein 247 IQ Portion 15

Randfontein 247 IQ Portion 27

Randfontein 247 IQ Portion 37

Randfontein 247 IQ Portion 45

Randfontein 247 IQ Portion 72

Rietfontein 162 IQ r.e.

Rietvalei 241 IQ r.e.

Rietvalei 241 IQ r.e.1

Rietvalei 241 IQ Portion 2/1

Rietvalei 241 IQ r.e.12/10

Rietvalei 241 IQ Portion 22/7

Rietvalei 241 IQ Portion 46

Uitvalfontein 244 IQ * r.e.

Waterpan 292 IQ Portion 27/2

Waterpan 292 IQ Portion 26/11

Waterpan 292 IQ r.e.4

Waterpan 292 IQ r.e.11/4

Waterpan 292 IQ Portion 13/2

Waterpan 292 IQ Portion 14/2

Waterpan 292 IQ Portion 24/7

Waterpan 292 IQ IQ Portion 28/4

Waterpan 292 IQ Portion 3

Waterpan 292 IQ Portion 19/7

Waterpan 292 IQ r.e.5

Waterpan 292 IQ Portion 6

Waterpan 292 IQ r.e.7

Waterpan 292 IQ Portion 8/2

Waterpan 292 IQ Portion 21/7

Waterpan 292 IQ Portion 29/4

Waterpan 292 IQ Portion 25/7

Waterval 174 IQ r.e.1

Witpoortje 245 IQ Portion 173

Zuurbekom 297 IQ Portion 76

Zuurbekom 297 IQ r.e.15

Zuurbekom 297 IQ r.e.

Brakspruit 359 IR R/E of ptn 4

Driefontein 137IS 25 (ptn of ptn 6)

Driefontein 137IS 14 (ptn of ptn 13)

Driefontein 137IS R/E ptn 6

Driefontein 137IS R/E ptn 12 (ptn of ptn 3)

Driefontein 137IS R/E ptn 2

Driefontein 137IS Ptn 22 (ptn of ptn 12)

Driefontein 137IS Ptn 23 (ptn of ptn 12)

Goedverwaghting 287IS

Grootspruit 279IS R/E

Grootspruit 279IS 5

Grootspruit 279IS R/E ptn 3

Langverwacht 282IS R/E ptn 2

Langverwacht 282IS R/E ptn 7 (ptn of ptn 2)

Leeuwspruit 134IS

Rietfontein 313 IR 7 (ptn of ptn 2)

Rietkuil 531 JR 8

Watervalshoek 350 IR 7 (ptn of ptn 6)

Winkelhaak 135IS 37 (ptn of ptn 33)

Winkelhaak 135IS 86 (ptn of ptn 33)

Winkelhaak 135IS Remainder ptn 93

Winkelhaak 135IS 84 (ptn of ptn 31)

Winkelhaak 135IS R/E ptn 55 (ptn of ptn 6)

Winkelhaak 135IS 13 (ptn of ptn 3)

Witkleifontein 131IS R/E 2

Witkleifontein 131IS 4

Witkleifontein 131IS R/e 3

Witkleifontein 131IS R/E

Zandfontein 130IS R/E ptn 3

Zandfontein 130IS R/E of ptn 2

Zandfontein 130IS 4 (ptn of ptn 3)

Zandfontein 130IS 8 (ptn of ptn 2)

Zandfontein 130IS 9 (ptn of ptn 2)

Zandfontein 130IS R/E 5

Zandfontein 130IS 6

Winkelhaak 135IS R/E Portion 56

Winkelhaak 135IS R/E Portion 50 (ptn of ptn 32)

Winkelhaak 135IS R/E Portion 32 (ptn of ptn 32)

Winkelhaak 135IS R/E Portion 54 (ptn of ptn 32)

Winkelhaak 135IS Ptn 91 (Evander ext 2)

Winkelhaak 135IS R/E Portion 57 (Evander Township)

Winkelhaak 135IS R/E Portion 80 (ptn of Evander Ext 1)

Winkelhaak 135IS R/E Portion 79 (ptn of Evander Ext 1)

Winkelhaak 135IS Portion 114 (Evander ext 4)

Winkelhaak 135IS R/E Portion 49 (ptn of ptn 32)

Langverwacht 282IS R/E Portion 6 (ptn of ptn 2)

Leeuwpan 532 IR Portion 11 (ptn of ptn 9)

Leeuwpan 532 IR Portion 15 (ptn of ptn 3)

Leeuwpan 532 IR R/E Portion 9 (ptn of ptn 2)

Leeuwpan 532 IR Portion 14 (ptn of ptn 3)

Leeuwpan 532 IR Portion 6 — R/e

Leeuwpan 532 IR R/e Portion 2

Leeuwpan 532 IR Annex

Leeuwpan 532 IR Remaining Extent

Leeuwpan 532 IR Portion 7

Rietkuil 531 IR Portion 6 — R/e

Bedelia 54 Portion Remain

Bothmas Rust 59 Portion Remain

Du Preez Leger 324 Portion Remain

Du Preez Leger 324 Portion 1

Erfdeel 18 Portion Remain

Free State Geduld 448 Portion Remain

Freegul 443 Portion Remain

Friedesheim 51 Portion Remain

Geduld 97 Portion Remain

Jacobasrust 118 Portion Remain

Klippan 14 Portion 2

Klippan 14 Portion Remain

Klippan 14 Portion 1

Leeuwbosch Portion 285 9

Leeuwbult Portion 580

Leeuwfontein Portion 256

Lotgeval 96 Portion 6

Marmageli 20 Portion Remain

Mealiebult 49 Portion Remain

Meribah 16 Portion Remain

Mijannie 66 Portion Remain

Nooitgedacht 50 Portion Remain

Oudersgift 48 Portion Remain

Rheeders Dam 31 Portion Remain

Rietpan 17 Portion Remain

Stuirmanspan 92 Portion Remain

Stuirmanspan 92 Portion 1

Stuirmanspan 92 Portion 2

Tarka 653 Portion 1

Theronsrust 69 Portion Remain

Theronsrust 69 Portion 3

Tochgekregen 99 Portion Remain

Uitsig 94 Portion Remain

Vlakvlei 121 Portion Remain

Voorspoed 132 Portion 1

Vooruitgang Portion 52 Remain

Welkom 129 Portion 1

Welkom 129 Portion 4

Welkom 80 Portion 5

Welkom 80 Portion Remain

Wesselia 101 Portion Remain

Witpan 62 Portion Remain

Uitsig Portion 94

Voorspoed Oos Portion 124

Witpan Portion 62

Klippan Portion 14

Dirksburg 358 Portion Remain

La Riviera 289 Portion 10

La Riviera 289 Portion 11

La Riviera 289 Portion 12

La Riviera 289 Portion 13

Rustgevonden 564 Portion Remain

Saaiplaas 551 Portion Remain

Saaiplaas 690 Portion 1

Saaiplaas 690 Portion 2

Saaiplaas 690 Portion 4

Dankbaarheid 187 Portion 1

Erfdeel 188 Portion Remain

Ongegund 13 Portion Remain

Toronto 115 Portion Remain

Vlakplaats 125 Portion 4

Vlakplaats 125 Portion 5

Vlakplaats 125 Portion Remain

St Helena 42 Portion 2

St Helena 42 Portion 1

Adrianas Rust 455 Portion 2

Bloemhoek 509 Portion 4

Bluegumhoek Portion 457 Portion R/E

Dankbaarheid 187 Portion1

Dirksburg 358 R/E

Erfdeel 188 Portion R/E

Harmony 19 Portion R/E

Harmony 19 Portion 12

Harmony Farm 222 Portion 2

Harmony Farm 222 Portion 3

Harmony Farm 222 Portion 17

Harmony Farm 222 Portion 18

Harmony Farm 222 Portion 30

Harmony Farm 222 Portion 30

Harmony Farm 222 Portion 52

Harmony Farm 222 Portion 56

Jurgenshof 490 Portion R/E

Kaallaagte 562 Portion R/E

La Riviera 289 Portion 1

La Riviera 289 Portion 3

La Riviera 289 Portion 5

La Riviera 289 Portion 10

La Riviera 289 Portion 11

La Riviera 289 Portion 12

La Riviera 289 Portion 13

La Riviera 289 Portion R/E

Merriespruit 219 Portion 6

Merriespruit 219 Portion 7

Merriespruit 219 Portion R/E

Millo 639 Portion 1

Millo 639 Portion R/E

Morijah 288 Portion R/E

Rustgevonden 564 Portion R/E

Saaiplaas 551 Portion R/E

Saaiplaas 690 Portion 1

Saaiplaas 690 Portion 2

Saaiplaas 690 Portion 4

Tweepan 678 Portion 1

Vaalkranz 220 Portion 1

Vaalkranz 220 Portion 5

Vermeulenskraal Noord 480 Portion 7

Vermeulenskraal Noord 480 Portion 9

Video 305 Portion 1

Video 305 Portion 2

Video 305 Portion R/E

Virginia 15 Portion 7

Virginia 15 Portion 14

Virginia 15 Portion 16

Kromdraai 386 Portion R/E

Allanridge 1135 Portion 0

Kilkenny 8 1863 Portion R/E

Killarney 20 1864 Portion R/E

Killarney 36 1865 R/E

Apies 14 Portion 727

Ennis 6 Portion 1722

Ennis 24 Portion 1713

Allan Place 7

Allan Place 8

Allan Place 20

Kromdraai 386 Portion 1

Allanridge 425 Portion 13

Uitkyk 258 Portion R/E

Phathakahle 446 Portion 9

Aandenk 227 0 Portion 102

Vaalkop 439 IP Portion 9

Modderfontein 440 IP Portion 5

Vaalkop 439 IP Portion 12

Nooitgedacht 434 IP Portion 170

Modderfomtein 440 IP Portion 6

Arms 519 IP Portion 0

Nooitgedacht 434 IP Portion 169

Orkney 1290 Portion 1

Orkney 1290 Portion 0

Orkney 2 Portion 102

Harmony Farm no. 222 Subdivision 30

La Riviera no. 289 Remaining extent of Subdivision 5 (Uitkoms)

La Riviera no. 289 Servitude 52 of Subdivision 1

La Riviera no. 289 Servitude 51 of Subdivision 1 (Stilte)

La Riviera no. 289 Remaining extent of Subdivision 3 (Goede Hoop)

Rustgevonden no. 564 Subdivision 1

Harmony Farm no. 222 Subdivision 31

La Riviera no. 289 Remaining extent

Harmony Farm no. 222 Subdivision 2

Harmony Farm no. 222 Subdivision 52

Harmony Farm no. 222 Subdivision 39

Harmony Farm no. 222 Subdivision 43 of 3

Harmony Farm no. 19 Subdivision 35

Vermeulenskraal Noord Subdivision 7 of 4

Vermeulenskraal Noord Subdivision 8 of 5

Video no. 305 Remaining extent

Video no. 305 Subdivision 1

Video no. 305 Subdivision 2

Vermeulenskraal Noord Subdivision 9 of 6

Jurgenshof no. 490 The Farm

Adrianasrust 455 2

Harmony Farm no. 222 Remainder of Subdivision 3

Virginia no. 15 Subdivision 14

Virginia no. 15 Subdivision 16

Merriespruit no. 219 Subdivision 6

Harmony Farm no. 222 Subdivision 18

Morijah no. 288 Remaining extent

Morijah no. 288 Kaallaagte no. 562

Tweepan no. 678 Subdivision 1

Bloemhoek no. 509 Subdivision 4 of 2

Virginia no. 15 Subdivision 7

Millo no. 639 Remaining extent

Millo no. 639 Subdivision 1

Bluegumhoek no. 457 Portion of Bluegumhoek no. 457

Merriespruit no. 219 Portion of remaining extent

Ferndale 408

Appointment, Qualifications, Remuneration and Borrowing Powers of Directors	ANNEXURE VII

Set out below are extracts from the articles of association of Harmony setting out the provisions relating to the appointment, qualifications, remuneration and borrowing powers of Harmony directors:

Appointment

The first directors of Harmony shall be those persons appointed in writing by the subscribers to the Memorandum; provided that if no such appointment has been made, the first directors of Harmony shall be the subscribers to the Memorandum. In the case of an existing company adopting these Articles, the directors in office at the date of such adoption shall continue in office subject to the provisions of these Articles.

Harmony in general meeting may from time to time appoint directors.

The directors shall have the power at any time to appoint any eligible person as a director, either to fill a casual vacancy, or as an addition to the board, but the total number of the directors shall not at any time exceed the maximum number fixed. Any director so appointed shall hold office only until the next following annual general meeting of Harmony and then shall be eligible for election.

Qualifications

There is no age limit requirement with regard to retirement or non-retirement of directors. Directors are not required to hold any shares in Harmony to qualify them for appointment as directors.

Remuneration

The remuneration of the directors of Harmony in their capacity as directors, including fees per directors meeting, and additional compensation for the performance of other services, such as serving on committees, may be determined either by Harmony’s in general meeting or by a quorum of disinterested directors.

Borrowing Powers

The Harmony directors may raise, borrow or secure the payment of any sums of money for Harmony’s purposes as they see fit. However, without the consent of Harmony in general meeting, the aggregate principal amount outstanding in respect of monies raised, borrowed or secured by Harmony and any of its subsidiaries, exclusive of inter-company borrowings, may not exceed the greater of (i) Rand 40 million or (ii) the aggregate amount, from time to time, of Harmony’s issued and paid up capital, together with the aggregate of the amounts standing to the credit of all distributable and non-distributable reserves, Harmony’s share premium account and the share premium accounts of Harmony’s subsidiaries. No sanction shall however be required to the borrowing of any monies intended to be applied and actually applied within 90 days in the repayment of any monies then already borrowed and outstanding and notwithstanding that such new borrowing may result in the abovementioned limit being exceeded.

Harmony Gold Mining Company Limited

(Incorporated in the Republic of South Africa)

(Registration number 1950/038232/06)

Share code: HAR ISIN: ZAE000015228

(“Harmony” or “the Company”)

Directors:	P T Motsepe (Chairman), Z B Swanepoel (Chief Executive), F Abbott, F Dippenaar, V N Fakude, T S A Grobicki, W M Gule, Dr D S Lushaba, R P Menell, M Motloba, Dr M Z Nkosi, M F Pleming, V N Qangule (Financial Director), CML Savage
Secretary:	MP van der Walt

NOTICE OF GENERAL MEETING

Notice is hereby given that a general meeting of Harmony shareholders will be held at Harmony’s corporate office, Randfontein Office Park, corner Main Reef Road and Ward Avenue, Randfontein on Friday, 12 November 2004 at 11h00 (South African time) to consider and, if deemed fit, to pass, with or without modification, the following ordinary and special resolutions –

ORDINARY RESOLUTION NUMBER 1

“Resolved that, subject to the passing of ordinary resolution number 2 and the passing and registration of the special resolution proposed at this general meeting, the acquisition by the Company of all or any of the shares in the ordinary share capital of Gold Fields Limited, by way of the early settlement offer and the subsequent offer (as defined in the circular to which this notice is attached (“circular”) in terms of Section 440 of the Companies Act, 1973 (Act 61 of 1973), as amended (“Companies Act”), a scheme of arrangement in terms of Section 311 of the Companies Act, or otherwise, on the terms and conditions contained in the circular, or on such other terms and conditions as the directors of the Company may deem fit, be and is hereby approved (“offers”).”

SPECIAL RESOLUTION

“Resolved that, subject to the passing of ordinary resolutions numbers 1 and 2 proposed at this general meeting, the authorised ordinary share capital of the Company be and is hereby increased from R225,000,000.00 divided into 450,000,000 ordinary shares of R0.50 each to R600,000,000.00 divided into 1,200,000,000 ordinary shares of R0.50 each by the creation of 750,000,000 new ordinary shares of R0.50 each ranking pari passu in all respects with the existing ordinary shares in the authorised share capital of the Company.”

The reason for this special resolution is to ensure that the Company has sufficient shares to allot and issue for the purposes of the offers and further opportunities. The effect of this special resolution is to create 750 000 000 new ordinary shares and thereby increase the authorised ordinary share capital of the Company from R225,000,000.00 to R600,000,000.00.

ORDINARY RESOLUTION NUMBER 2

“Resolved that, subject to the passing of ordinary resolution number 1 and the passing and registration of the special resolution proposed at this general meeting, the directors of the Company be and are hereby authorised, as a specific authority in terms of section 221 of the Companies Act, to allot and issue such number of the unissued shares in the capital of the Company (including the new ordinary shares created in terms of the special resolution proposed at this general meeting) as may be necessary to implement the offers.”

ORDINARY RESOLUTION NUMBER 3

“Resolved that the directors of the Company be and are hereby authorised, as a general authority in terms of section 221 of the Companies Act, to allot and issue, after providing for the requirements of the Harmony (1994) Share Option Scheme, the Harmony (2001) Share Option Scheme and the Harmony (2003) Share Option Scheme, all or any of the remaining unissued securities in the capital of the Company (including the new ordinary shares created in terms of the special resolution proposed at this general meeting) at such time or times to such person or persons or bodies corporate upon such terms and conditions as the directors may from time to time in their sole discretion determine, subject to the provisions of the Companies Act and the Listings Requirements of the JSE Securities Exchange of South Africa (“JSE”).”

ORDINARY RESOLUTION NUMBER 4

“Resolved that the directors of the Company be and are hereby authorised to allot and issue equity securities (including the grant or issue of options or securities that are convertible into an existing class of equity securities) for cash (or the extinction of a liability, obligation or commitment, restraint(s), or settlement of expenses) on such terms and conditions as the directors may from time to time in their sole discretion deem fit, as and when suitable opportunities arise therefor, but subject to the following requirements of the JSE -

a)	the equity securities which are the subject of the issue for cash must be of a class already in issue, or where this is not the case, must be limited to such securities or rights that are convertible into a class already in issue;

b)	the equity securities must be issued to public shareholders, as defined in the Listings Requirements of the JSE, and not to related parties;

c)	securities which are the subject of general issues for cash:

(i)	in the aggregate in any one financial year may not exceed 15% of the relevant number of equity securities in issue of that class (for purposes of determining the securities comprising the 15% number in any one year, account must be taken of the dilution effect, in the year of issue of options/convertible securities, by including the number of any equity securities which may be issued in future arising out of the issue of such options/convertible securities);

(ii)	of a particular class, will be aggregated with any securities that are compulsorily convertible into securities of that class, and, in the case of the issue of compulsorily convertible securities, aggregated with the securities of that class into which they are compulsorily convertible;

(iii)	as regards the number of securities which may be issued (the 15% number), shall be based on the number of securities of that class in issue added to those that may be issued in future (arising from the conversion of options/convertible securities), at the date of such application:

1.	less any securities of the class issued, or to be issued in future arising from options/convertible securities issued, during the current financial year;

2.	plus any securities of that class to be issued pursuant to:

(aa)	a rights issue which has been announced, is irrevocable and is fully underwritten; or

(bb)	an acquisition which has had final terms announced may be included, as though they were securities in issue as at the date of application;

d)	the maximum discount at which equity securities may be issued is 10% of the weighted average traded price of such equity securities measured over the 30 business days prior to the date that the price of the issue is determined or agreed by the directors of the Company. The JSE will be consulted for a ruling if the Company’s securities have not traded in such 30 business day period.”

The approval of a 75% majority of the votes cast by shareholders present or represented by proxy at this meeting is required for this resolution to be effective. This resolution, if approved by shareholders, shall be valid until the Company’s next annual general meeting or for 15 months from the date of the resolution, whichever is the shorter.

After the Company has issued equity securities in terms of this general authority representing, on a cumulative basis within the current financial year, 5% or more of the number of equity securities in issue prior to that issue, the Company will publish an announcement containing full details of the issue in accordance with Rule 11.22 of the Listings Requirements of the JSE.

ORDINARY RESOLUTION NUMBER 5

Resolved that subject to the passing of ordinary resolution numbers 1 and 2 and the passing and registration of the special resolution proposed at this general meeting, the directors of the Company be and are hereby authorised, as a specific authority in terms of section 221 of the Companies Act, to allot and issue such number of the unissued shares in the capital of the Company to Mvelaphanda Gold (Proprietary) Limited (“Mvelaphanda Gold”), Micawber 325 (Proprietary) Limited (“Mezz SPV”) or to the providers of mezzanine finance in terms of the empowerment transaction (“empowerment transaction”) entered into between, inter alia, Mvelaphanda Resources Limited and Gold Fields Limited (“Mezzanine Financiers”), as the case may be, if ordinary shares in GFI Mining South Africa (Proprietary) Limited (“Gold Fields South Africa”) equivalent to 15% of the issued share capital of Gold Fields South Africa are sold to the Company pursuant to the Company exercising its right of call in respect of such shares or pursuant to Mvelaphanda Gold, Mezz SPV or the Mezzanine Financiers, as the case may be, exercising the right to put such shares to the Company, in terms of the empowerment transaction.

ORDINARY RESOLUTION NUMBER 6

“Resolved that any one of the directors of the Company be and is hereby authorised to do all such things, sign all such documents and procure the doing of all such things and the signature of all such documents as may be necessary for or incidental to the implementation of the offers and the ordinary and special resolutions proposed at this general meeting.”

VOTING AND PROXIES

Each shareholder of Harmony who, being an individual, is present in person or by proxy, or, being a company, is represented at the general meeting, is entitled to one vote on a show of hands. On a poll, each shareholder present in person or by proxy or represented shall have one vote for every share held by such shareholder. A shareholder entitled to attend and vote at the meeting may appoint one or more proxies to attend, speak and vote in his stead. A proxy need not be a shareholder of Harmony.

Certificated shareholders and dematerialised shareholders with “own name” registration who are unable to attend the general meeting, but wish to be represented thereat must complete and return the attached form of proxy to the transfer secretaries of Harmony, being Ultra Registrars (Proprietary) Limited or Capita IRG plc (trading as Capita Registrars), to reach them by no later than 11h00 on Wednesday, 10 November 2004. The completion of a form of proxy will not preclude a shareholder from attending, speaking and voting at the general meeting to the exclusion of the proxy so appointed.

Dematerialised shareholders other than those who have elected “own name” registration who wish to attend the general meeting must request their Central Securities Depositary Participant (“CSDP”) or broker to provide them with a letter of representation or must instruct their CSDP or broker to vote by proxy on their behalf in terms of the agreement entered into between the shareholder and his CSDP or broker.

By order of the Board

Harmony Gold Mining Company Limited

MP van der Walt

Secretary

Virginia

20 October 2004

Registered office	Transfer secretaries

Remaining extent of portion 3 of the farm Harmony farm 222 Private Road, Glen Harmony Virginia, 9430 South Africa

South Africa

Ultra Registrars (Pty) Ltd

11 Diagonal Street,

Johannesburg, 2001

(P O Box 4844, Johannesburg, 2000)

South Africa

United Kingdom

Capita IRG plc

(trading as Capita Registrars),

The Registry

34 Beckenham Road

Beckenham

Kent BR3 4TU, England

United Kingdom

[THIS PAGE INTENTIONALLY LEFT BLANK]

HARMONY GOLD MINING COMPANY LIMITED

Incorporated in the Republic of South Africa

Registration Number 1950/038232/06

Share code: HAR     ISIN: ZAE000015228

(“Harmony” or “Company”)

FORM OF PROXY

For use by certificated shareholders or dematerialised shareholders with “own-name” registration (“shareholders”) at the general meeting of Harmony shareholders to be held at Harmony’s Corporate Office, Randfontein Office Park, corner Main Reef Road and Ward Avenue, Randfontein, at 11h00 on Friday, 12 November 2004, and any adjournment thereof (the “general meeting”).

I/We

                                                                                                                                                          (NAME IN BLOCK LETTERS)

Address

                                                                                                                                                                 (CODE)

being the holder/s of                                                                                                       shares in the Company, do hereby appoint

1.                                                                                                                                                                            or failing him/her

2.                                                                                                                                                                            or failing him/her

3. the Chairman of the general meeting,

as my/our proxy to act for me/us and on my/our behalf at the general meeting, which will be held for the purpose of considering and, if deemed fit, passing, with or without modification, the special and ordinary resolutions to be proposed thereat and at any adjournment thereof, and to vote for or against the resolutions and/or abstain from voting in respect of the shares registered in my/our name/s, in accordance with the following instructions (see note 2):

		For	Against	Abstain

Ordinary resolution 1	To approve the offers

Special resolution	To increase the authorised share capital

Ordinary resolution 2	To allot and issue any of the unauthorised shares in terms of the offers

Ordinary resolution 3	To place the balance of the unissued securities of the Company under the control of the directors

Ordinary resolution 4	To authorise the directors to issue securities for cash

Ordinary resolution 5	To authorise the directors to issue shares in terms of the empowerment transaction

Ordinary resolution 6	To authorise the directors to sign all such documents and do all such things as may be necessary for or incidental to the implementation of the offers

Signed at	on 2004.

Signature

Assisted by me (where applicable)

(Note: A shareholder entitled to attend and vote is entitled to appoint a proxy to attend, speak and vote in his/her stead. Such proxy need not also be a shareholder of the Company).

Please read the note on the following page under the heading “Notes”.

NOTES:
1.	A certificated or “own name” dematerialised shareholder may insert the name of a proxy or the names of two alternative proxies of the certificated or “own name” dematerialised shareholder’s choice in the space/s provided, with or without deleting “the chairman of the general meeting”; but any such deletion must be initialed by the certificated or “own name” dematerialised shareholder. The person whose name appears first on the form of proxy and who is present at the general meeting will be entitled to act as proxy to the exclusion of those whose names follow.
2.	A certificated or “own name” dematerialised shareholder’s instructions to the proxy must be indicated by the insertion of the relevant number of votes exercisable by that shareholder in the appropriate box provided. Failure to comply with the above will be deemed to authorise the proxy to vote or to abstain from voting at the general meeting as he/she deems fit in respect of all the shareholder’s votes exercisable thereat. A certificated or “own name” dematerialised shareholder or his proxy is not obligated to use all the votes exercisable by the shareholder or by his proxy, but the total of the votes cast and in respect of which abstention is recorded may not exceed the total of votes exercisable by the certificated or “own name” dematerialised shareholder or by his/her proxy.
3.	This duly completed form of proxy must be received by the Company’s transfer secretaries, Ultra Registrar (Proprietary) Limited, 11 Diagonal Street, Johannesburg, 2001 or (if by hand) PO Box 4844, Johannesburg, 2000 (if by post) or Capita IRG plc (trading as Capita Registrars), The Registry, 34 Beckenham Road, Beckenham, Kent BR3 4TU, United Kingdom, by no later than 48 hours before the time fixed for the general meeting.
4.	The completion and lodging of this form of proxy will not preclude the relevant certificated or “own name” dematerialised shareholder from attending the general meeting and speaking and voting in person thereat to the exclusion of any proxy appointed in terms hereof.
5.	Documentary evidence establishing the authority of a person signing this form of proxy in a representative or other legal capacity must be attached to this form of proxy unless previously recorded by the Company’s transfer secretaries or waived by the chairman of the general meeting.
6.	Every person present and entitled to vote at the general annual meeting as a registered member or as a representative of a body corporate shall on a show of hands have one vote only, irrespective of the number of shares such person holds or represents, but in the event of a poll, such person or representative, will have one vote per share.
7.	Any alteration or correction made to this form of proxy must be initialled by the signatory/ies.
8.	Dematerialised shareholders other those with “own name” registration who wish to attend the general meeting must request their Central Securities Depositary Participant (“CSDP”) or broker to provide them with a Letter of Representation or they must instruct their CSDP or broker to vote by proxy on their behalf in terms of the agreement entered into between the shareholders and their CSDP or broker.